Exhibit 99.1

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Dear Delphi Automotive PLC Shareholder:

On May 3, 2017, we announced our intention to separate our Powertrain Systems segment by means of a spin-off of a newly formed company that is expected to be traded on the New York Stock Exchange.

The convergence of technologies underpinning industry megatrends is driving greater demand for advanced electronics and increased computing power to meet consumer preferences for more safety, efficiency, and connectivity. At the same time, global regulations are becoming increasingly stringent, requiring advanced engine management and electrification systems to reduce emissions, improve fuel economy, and enhance vehicle performance. This transaction will create two strong independent companies, with global reach, industry-leading cost structures, market-relevant product portfolios, and advanced engineering capabilities, that are well positioned to solve their customers’ increasingly complex challenges.

Powertrain Systems will be a global leader with a portfolio of advanced technologies, including engine management, software and electrification solutions that optimize environmental efficiency and vehicle performance.

The remaining business will be a global technology leader with unparalleled strengths in signal and power distribution, centralized computing platforms, advanced safety systems, sensor fusion and systems integration, enabling advancements in autonomous driving, infotainment and user experience, vehicle connectivity and electrification.

Upon separation, Delphi shareholders will have ownership interests in both Delphi and the newly formed company, Delphi Technologies PLC (“Delphi Technologies”). To implement the separation, Delphi will transfer its Powertrain Systems segment to Delphi Technologies, and Delphi will distribute 100% of the outstanding ordinary shares of Delphi Technologies on a pro rata basis to existing shareholders of Delphi, subject to certain conditions. As discussed in this Form 10, we intend for this distribution to be tax-free to our shareholders for U.S. federal income tax purposes. As a result of the separation, each Delphi shareholder will receive          ordinary share(s) of Delphi Technologies for every          ordinary share(s) of Delphi held on                 ,                 , the record date for the distribution, with cash being paid in lieu of fractional shares.

No vote of Delphi shareholders is required for the distribution. You will not be required to pay any consideration or to exchange or surrender your existing ordinary shares of Delphi or take any other action to receive ordinary shares of Delphi Technologies on the distribution date to which you are entitled.

I encourage you to read the attached information statement, which is being provided to all Delphi shareholders who hold ordinary shares on                 ,                 . The information statement describes the separation in detail and contains important business and financial information about Delphi Technologies.

I believe the separation reflects our continued commitment to create value for our customers and shareholders. Thank you for your continuing support of Delphi, and we look forward to earning your support of both companies going forward.

Sincerely,

Kevin P. Clark

President and Chief Executive Officer

Delphi Automotive PLC

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Dear Future Delphi Technologies PLC Shareholder:

I am pleased to welcome you as a future shareholder of Delphi Technologies PLC (“Delphi Technologies”), whose ordinary shares we intend to list on the New York Stock Exchange under the symbol “DLPH.”

Delphi Technologies is a global leader in the development, design and manufacture of integrated powertrain technologies, including powertrain electrification, that satisfy the need for more efficient, clean and powerful vehicles by simultaneously optimizing engine performance, increasing efficiency and reducing emissions. Our comprehensive portfolio includes advanced fuel injection systems, actuators, valvetrain products, sensors, electronic control modules and power electronics. With 20 major manufacturing facilities, 12 major technical centers and approximately 5,000 scientists, engineers and technicians worldwide, we deliver our technologically advanced portfolio of powertrain products for gas, diesel and electric vehicles to every major automotive original equipment manufacturer in the world. We also offer a full spectrum of aftermarket products, including engine control modules, pumps, injectors, fuel modules, ignition coils, smart remote actuators, exhaust gas recirculation valves, brakes, steering, suspension and other products, which provide a stable and recurring revenue base.

As an independent company, we will be able to pursue a focused growth strategy with a portfolio of advanced powertrain technologies, strong engineering capabilities and an efficient global manufacturing footprint. Additionally, our strong Delphi heritage, which focuses on innovation and execution, cost structure optimization and increased business model flexibility, will allow us to continuously improve our growth, margins and cash flow.

I encourage you to learn more about us and our strategic initiatives by reading the attached information statement. Thank you in advance for your support as a future shareholder of Delphi Technologies.

Sincerely,

Liam Butterworth

President and Chief Executive Officer

Delphi Technologies PLC

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED OCTOBER 13, 2017

INFORMATION STATEMENT

Ordinary Shares

DELPHI TECHNOLOGIES PLC

This information statement is being furnished in connection with the distribution by Delphi Automotive PLC to its shareholders of the outstanding ordinary shares of Delphi Technologies PLC (“Delphi Technologies” or the “Company”), a wholly-owned subsidiary of Delphi Automotive PLC. Upon completion of the distribution, Delphi Automotive PLC, which we will refer to as “Aptiv” herein, will change its name to Aptiv PLC. Delphi Technologies will hold directly and/or indirectly the assets and liabilities associated with Aptiv’s Powertrain Systems segment, which will be transferred to Delphi Technologies in connection with the distribution. To implement the distribution, Aptiv will distribute 100% of the outstanding ordinary shares of Delphi Technologies on a pro rata basis to existing shareholders of Aptiv.

For every     ordinary share(s) of Aptiv held of record by you as of the close of business on                 ,                 , or the distribution record date, you will receive         of our ordinary share(s). You will receive cash in lieu of any fractional ordinary shares which you would have received after application of the above ratio. We expect our ordinary shares will be distributed by Aptiv to you on or about                 , or the distribution date. As discussed under “Our Separation from Aptiv—Trading Between the Record Date and the Distribution Date,” if you sell your ordinary shares of Aptiv in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive ordinary shares of Delphi Technologies in connection with the separation.

No vote of Aptiv’s shareholders is required in connection with the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send us a proxy, in connection with the separation. You will not be required to pay any consideration or to exchange or surrender your existing ordinary shares of Aptiv or take any other action to receive ordinary shares of Delphi Technologies on the distribution date to which you are entitled.

We intend for the distribution to be tax-free to our shareholders (other than with respect to any cash received in lieu of fractional shares) for U.S. federal income tax purposes. To that end, Aptiv expects to receive an opinion of Latham & Watkins LLP, tax counsel to Aptiv, substantially to the effect that, subject to certain qualifications and limitations, for U.S. federal income tax purposes, the distribution will qualify as a distribution under Section 355(a) of the Internal Revenue Code of 1986, as amended (the “Code”). You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability of any state, local and non-U.S. tax laws, which may result in the distribution being taxable to you.

There is no current trading market for our ordinary shares, although we expect that a limited market, commonly known as a “when-issued” trading market will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of our ordinary shares to begin on the first trading day following the completion of the separation. We intend to apply to list our ordinary shares on The New York Stock Exchange (“NYSE”) under the symbol “DLPH,” and Aptiv will change its ticker symbol to “APTV.”

In reviewing the information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 18.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This document is not a prospectus within the meaning of the Companies (Jersey) Law 1991, as amended. This document is not required to be, and has not been, approved or reviewed by the Jersey Financial Services Commission.

This Information Statement was first mailed to Aptiv shareholders on or about                 ,                 .             ,

MARKET AND INDUSTRY DATA

The market data and certain other statistical information used throughout this information statement are based on independent industry publications, government publications or other published independent sources. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information. Some data is also based on our good faith estimates.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own or have rights to use the trademarks and trade names that we use in conjunction with the operation of our business. Solely for convenience, we only use the ™ or ® symbols the first time any trademark or trade name is mentioned. Such references are not intended to indicate in any way that we will not assert, to the fullest extent permitted under applicable law, our rights to our trademarks and trade names. Each trademark or trade name of any other company appearing in this information statement is, to our knowledge, owned by such other company.

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SUMMARY

This summary highlights some of the information in this information statement relating to our Company, our separation from Aptiv and the distribution of our ordinary shares by Aptiv to its shareholders. For a more complete understanding of our business and the separation and distribution, you should read carefully the more detailed information set forth under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Our Separation from Aptiv” and the other information included in this information statement.

Overview

Delphi Technologies PLC (“Delphi Technologies”, “we” or the “Company”) is a leader in the development, design and manufacture of integrated powertrain technologies that optimize engine performance, increase vehicle efficiency, reduce emissions, improve driving performance, and support increasing electrification of vehicles. We are a global supplier to original equipment manufacturers (“OEMs”) seeking to manufacture vehicles that meet and exceed increasingly stringent global regulatory requirements and satisfy consumer demands for an enhanced user experience. Additionally, we offer a full spectrum of aftermarket products serving a global customer base.

We provide advanced fuel injection systems (“FIS”), actuators, valvetrain products, sensors, electronic control modules and power electronics technologies. We believe our ability to meet regulatory requirements for reduced emissions and increased fuel economy, as well as to provide additional power to support consumer-driven demand for more in-vehicle electronics, will allow us to realize revenue growth in excess of vehicle production growth.

Our comprehensive portfolio of advanced technologies and solutions for propulsion systems are sold to global OEMs of both light vehicles (passenger cars, trucks and vans and sport-utility vehicles) and commercial vehicles (light-duty, medium-duty and heavy-duty trucks, commercial vans, buses and off-highway vehicles). We are a supplier to every major automotive OEM in the world. We operate 20 major manufacturing facilities and 12 major technical centers utilizing a regional service model that enables us to efficiently and effectively serve our global customers from best cost countries. We have a presence in 24 countries with approximately 5,000 scientists, engineers and technicians who focus on innovating and developing market-relevant product solutions.

We also manufacture and sell our technologies to leading aftermarket players, including independent retailers and wholesale distributors. We supply a full suite of aftermarket products including engine control modules, pumps, injectors, fuel modules, ignition coils, smart remote actuators, exhaust gas recirculation valves, brakes, steering, suspension and other products. We also add aftermarket know-how in category management, logistics, training, marketing and other dedicated services to provide a full range of aftermarket solutions throughout vehicles’ lives.

Our business is well diversified across regions, product types, markets and customers. In fiscal 2016, 44% of our revenue was derived from Europe, the Middle East and Africa (“EMEA”), 29% from North America, 24% from Asia Pacific and 3% from South America; further, 63% of our net sales were to light vehicle OEM customers, 16% were to commercial vehicle OEM customers and 21% were to aftermarket customers. No customer accounted for more than 10% of net sales and our top 5 customers accounted for a total of approximately 40% of net sales.

During fiscal 2016 and for the six months ended June 30, 2017, Delphi Technologies generated net sales of $4,486 million and $2,355 million, net income attributable to Delphi Technologies of $236 million and $151 million, and adjusted operating income of $512 million (11.4% margin) and $326 million (13.8% margin), respectively. See “Summary—Summary Historical Combined Financial Data” for our definition of “adjusted operating income” and a reconciliation of adjusted operating income to net income attributable to Delphi Technologies, which we believe is the most directly comparable financial measure calculated in accordance with GAAP.

Reasons for the Separation

The Aptiv board of directors believes that separating the Delphi Technologies business from the remainder of Aptiv is in the best interests of Aptiv for a number of reasons, including:

•	Strategic Focus—The separation will allow each of Delphi Technologies and Aptiv to focus on their distinct product portfolios and unique opportunities for long-term growth and profitability and to allocate capital and corporate resources in a manner that focuses on achieving each company’s own operating priorities and financial objectives. Specifically, Aptiv will pursue a strategy of developing advanced electronics and electrical architecture technology solutions, with a resource allocation strategy focused on investments in these spaces. Delphi Technologies will pursue a strategy of continuing to develop powertrain technologies for gas and diesel engines, as well as hybrid and electric vehicles, in order to help its customers meet increasingly stringent global regulatory requirements while also enhancing vehicle performance and providing additional power.

•	Strategic Flexibility—The separation will provide each company with increased flexibility to pursue independent strategic and financial plans and strategic partnerships without having to consider the potential impact on the businesses of the other company. The separation will also provide each company the flexibility to pursue tailored investments in advanced technologies that solve their customers’ most complex challenges.

•	Capital Allocation—The separation will enable each of Delphi Technologies and Aptiv to create independent capital structures that will afford each company direct access to the debt and equity capital markets to fund organic and inorganic growth opportunities and to establish an appropriate capital structure for their strategy and business needs.

•	Investor Choice—The separation will allow investors to evaluate the separate investment characteristics of each company, including the merits, performance and future prospects of their respective businesses, and make investment decisions based on their distinct characteristics.

The anticipated benefits of the separation are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event the separation does not result in such benefits, the costs associated with the separation could have a material adverse effect on each company individually and in the aggregate. For more information about the risks associated with the separation, see “Risk Factors—Risks Related to Our Relationship with Aptiv and the Separation.”

Our Competitive Strengths

We believe we distinguish ourselves through the following competitive strengths, which we expect to continue to enhance as a standalone company:

•	Portfolio of Advanced Technologies Aligned to Customer Demands: We have an established product portfolio that includes powertrain technologies for gas and diesel engines, as well as hybrid and electric vehicles, which we sell to our diverse OEM and aftermarket customer base.

•	Fuel Injection Systems: Our highly engineered gas and diesel FIS portfolio combines injectors, rails, pumps and electronic control modules into an advanced system which improves the efficiency of fuel injection to help light and commercial vehicle manufacturers improve engine performance and meet emissions standards.

•	Gasoline: Our gasoline portfolio includes a full suite of fuel injection technologies that drive greater efficiency for traditional gasoline combustion engines and hybrid vehicles. Our

Gasoline Direct Injection (“GDi”) technology provides high precision fuel delivery for optimized combustion, which lowers emissions and increases fuel economy. As the industry continues to transition from port fuel injection to GDi, we expect the higher value technology content to drive growth in excess of vehicle production growth. Gasoline engines continue to be the globally dominant light vehicle engine type, and we expect them to remain predominant for the foreseeable future.

•	Diesel: Our diesel portfolio provides enhanced engine performance at an attractive value, includes common rail FIS and is balanced between commercial and light vehicle applications. We are well positioned in the commercial vehicle market, where diesel is expected to remain the preferred technology. In the light vehicle market, we are focused on engines for larger passenger cars for which the greater fuel economy benefits of diesel technology deliver more value.

•	Powertrain Products for Gasoline and Diesel Applications: Our portfolio also includes an array of highly engineered products for traditional combustion and hybrid electric vehicles, including variable valve timing, variable valve actuation, smart remote actuators, powertrain sensors, ignition products, canisters, and fuel handling products. These products often complement and enhance the efficiency improvements delivered by FIS and, as a result, drive above market growth.

•	Electronics & Electrification: Our electronics portfolio consists of gasoline and diesel control modules and power electronics. The control modules are key components in ensuring the integration and operation of powertrain products throughout the vehicle. As the electrification of mechanical components increases, our proprietary power electronics solutions, including supervisory controllers and software, DC/DC converters and inverters provide better efficiency, reduced weight and lower cost for our OEM customers, while also making these and other components easier to integrate. These products are expected to experience increased demand as vehicle electrification accelerates.

•	Aftermarket: Through our Products & Service Solutions segment, we sell aftermarket products to independent aftermarket customers and sell our products to original equipment service customers. Our aftermarket product portfolio includes engine control modules, pumps, injectors, fuel modules, ignition coils, smart remote actuators, exhaust gas recirculation valves, brakes, steering, suspension, and other products. Our aftermarket business provides a recurring and stable revenue base as many of these products are non-discretionary in nature. The growing number of vehicles on the road, along with the higher average age of vehicles and increasing miles driven collectively represent trends that are expected to lead to growing demand for our aftermarket products.

•	Leading Innovation Platform: We have a team of approximately 5,000 scientists, engineers and technicians across 12 major technical centers globally. With approximately 2,400 active patents and patent applications, we have a strong track record of developing technologies focused on addressing consumer demands and industry trends, including GDi, powertrain domain controllers, two-step variable valve actuation, engine control algorithms, electronics and software. We also seek to further develop strategic collaborations, such as our investment in Tula Technology, Inc., a developer of dynamic, skip-fire cylinder deactivation software technology that helps to increase fuel efficiency, reduce emissions and improve engine performance. We also leverage our OEM product engineering capabilities across our aftermarket product lines to capture value over the lifetime of a vehicle. Our ability to provide the latest technologies to improve fuel economy, lower emissions and optimize power utilization for traditional and electrified vehicles has enabled us to realize above market revenue growth.

•	Strong Customer Relationships Across Diverse Markets. Our customer base includes 23 of the largest light vehicle OEMs and the majority of the 10 largest commercial vehicle OEMs in the world. Our top five customers, Hyundai Motor Company (“Hyundai”), Daimler AG (“Daimler”), General Motors Company (“GM”), PSA Peugeot Citroen (“PSA”) and Volkswagen AG (“VW”), collectively represented 40% of our net sales in fiscal 2016 with our largest customer accounting for only 9%. Our diverse customer base also includes manufacturers of commercial vehicles such as Volvo AB (“Volvo”), Caterpillar Inc. (“Caterpillar”), and PACCAR Inc. (“PACCAR”). Our aftermarket customers include AutoZone Inc. (“AutoZone”), NAPA Auto Parts (“NAPA”), as well as leading wholesale distributors such as Parts Alliance Group (“Parts Alliance”).

•	Global Manufacturing and Development Capabilities with Regional Focus: We operate 20 major manufacturing facilities and 12 major technical centers and have a presence in 24 countries throughout the world. Our global manufacturing footprint enables us to efficiently manufacture in and supply from primarily best cost countries. Our regional engineering teams also allow us to stay connected to local market requirements and partner with our customers during all phases of the development process, from design through production. By working in collaboration with our customers, we expect to continue to increase market share and grow through technological advancements, such as increased vehicle electrification.

•	Lean and Flexible Cost Structure: We have made significant investments to reduce our cost-structure by rotating our manufacturing capabilities toward best cost countries in order to further improve our cost position and drive margin expansion. Since 2014, our adjusted operating income margin increased 50 basis points as the benefits of these investments began to take hold. We expect additional operating margin expansion as the cost savings related to rotating our manufacturing facilities toward best cost countries are fully realized. Additionally, we leverage our lean enterprise operating system to reduce product lead times and execute flawless product launches. We believe our enterprise operating system and our strategic manufacturing footprint will allow us to continue expanding operating margins in the future.

•	Strong and Sustainable Revenue and Earnings Growth and Cash Flow Generation: We expect to continue to leverage our portfolio of advanced technologies and strong customer relationships to generate strong revenue growth. Additionally, our innovative culture and manufacturing expertise in best cost countries provides us with a lean and flexible cost structure, which we believe will generate consistent earnings growth and strong cash flow.

•	Experienced Leadership Team with Proven Track Record: We have a strong management team with extensive experience both within the industry and with Delphi Technologies. Through the combination of their longstanding customer relationships, proven track record in operations management and deep industry knowledge, the leadership team has positioned us for future revenue growth, margin expansion and strong cash flow.

Business and Growth Strategies

Our strategy is to continue to accelerate the development of market-relevant technologies that solve our customers’ increasingly complex challenges and leverage our lean and flexible cost structure to deliver strong revenue and margin expansion, earnings and cash flow growth.

We seek to grow our business through the execution of the following strategies, among others:

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Maintain Leadership in Technologies that Solve Our Customers’ Most Complex Challenges. We are focused on providing technologies and solutions that solve our customers’ biggest challenges. Leveraging the breadth and depth of our engineering capabilities, we have strong positions in fuel injectors, fuel pumps, variable valve timing and variable valve actuation. Additionally, we provide leading technology solutions in the areas of electronics and electrification, including engine control modules and power electronics, where we see above market growth with increased levels of electrification. Our power electronics technologies include products such as high-voltage inverters, DC-DC converters and on-board chargers that convert electricity to enable hybrid and electric vehicle propulsion systems. Our comprehensive portfolio of powertrain products helps customers meet increasingly stringent global regulatory requirements while also enhancing vehicle performance.

•	Focused Regional Strategies to Best Serve Our Customers’ Needs. The combination of our global operating capabilities and our portfolio of advanced technologies help us to serve our global customers and meet their local needs. We have a presence in all major global regions and have positioned ourselves to be a leading supplier of advanced powertrain technologies, including electrification, that are tailored to satisfy our customers’ needs in each region. We believe our focus on providing customer solutions to meet increasing global emissions and fuel efficiency regulations will collectively drive greater demand for our products and enable us to experience above-market growth.

•	Continue to Enhance Aftermarket Position. We have strong customer relationships with the largest global aftermarket players, including independent retailers and wholesale distributors. We supply a full suite of aftermarket products including engine control modules, pumps, injectors, fuel modules, ignition coils, smart remote actuators, exhaust gas recirculation valves, brakes, steering, suspension and other products. We also add aftermarket know-how in category management, logistics, training, marketing and other dedicated services to provide a full range of aftermarket solutions throughout vehicles’ lives. Globally, we plan to gain scale by focusing on higher value, faster growing product lines such as electronics, and services, which include diagnostics and remanufacturing. We will also look to increase growth by leveraging our regional product program strengths to expand our portfolio across regions. In addition, we expect to benefit from aftermarket growth in key markets around the world, including China.

•	Leverage Our Lean and Flexible Cost Structure to Deliver Strong Earnings and Cash Flow Growth. We recognize the importance of maintaining a lean and flexible business model in order to deliver earnings and cash flow growth. We intend to improve our cost competitiveness by leveraging our enterprise operating system, continuously increasing operational efficiency, maximizing manufacturing output and rotating our facilities to best cost countries. We have ongoing processes and resources dedicated to further improvement of our operations and we expect to use our cash flow to reinvest in our business to drive growth.

Our Industry

The automotive and commercial vehicle parts industry provides components, systems, subsystems and modules to OEMs for the manufacture of new vehicles, as well as to the aftermarket for use as replacement parts. Overall, we expect long-term growth of global vehicle production in the OEM market. In 2016, global vehicle production (including light and commercial vehicles) increased 5% versus the previous year, including increases of 2% in North America, 3% in Europe and 14% in China. In South America, as a result of persisting economic weakness, there was a 14% decline.

Demand for automotive components in the OEM market is generally a function of the number of new vehicles produced in response to consumer demand, which is primarily driven by macro-economic factors such as credit availability, interest rates, fuel prices, consumer confidence, employment and other trends. In the commercial vehicle market, OEM demand for components is also tied to vehicle production and is driven by industrial production, the amount of freight tonnage being transported, the availability of credit and interest rates, among other factors. Although OEM demand is tied to actual vehicle production, participants in the automotive and commercial vehicle parts industry also have the opportunity to grow faster by further penetrating business with existing customers and in existing markets, gaining new customers and increasing presence in global markets. Above market growth can be achieved through product alignment to favorable macro trends such as regulation and electrification. The number of vehicles utilizing electrification to meet increasingly stringent regulatory standards is expected to grow to approximately 25% of global vehicle production by 2025 as compared to just four percent today. We believe that as a global supplier with advanced technology, engineering, manufacturing and customer support capabilities, we are well-positioned to benefit from these opportunities.

Heightened Regulatory Environment

OEMs continue to focus on improving fuel efficiency and reducing emissions in order to meet increasingly stringent regulatory requirements in various markets. On a worldwide basis, the relevant authorities in the European Union, the United States (the “U.S.”), China, India, Japan, Brazil, South Korea and Argentina have already instituted regulations requiring further reductions in emissions and/or increased fuel economy. In many cases, other authorities have initiated legislation or regulation that would further tighten the standards through 2020 and beyond. Based on the current regulatory environment, we believe that OEMs, including those in the U.S. and China, will be subject to requirements for greater reductions in carbon dioxide (“CO2”) emissions over the next ten years. These standards will require meaningful innovation as OEMs and suppliers are forced to find ways to improve engine management, electrical power consumption, vehicle weight and integration of alternative powertrains (e.g., electric/hybrid propulsion). As a result, suppliers such as Delphi Technologies are continuing to develop innovations that result in improvements in fuel economy, emissions and performance from gasoline and diesel internal combustion engines, and permit engine downsizing without loss of performance.

Standardization of Sourcing by OEMs

Many OEMs are continuing to adopt global vehicle platforms to increase standardization, reduce per unit cost and increase capital efficiency and profitability. As a result, OEMs are selecting suppliers that have the capability to manufacture products on a worldwide basis as well as the flexibility to adapt to regional variations. Suppliers with global scale and strong design, engineering and manufacturing capabilities are best positioned to benefit from this trend. OEMs are also increasingly looking to their suppliers to simplify vehicle design and assembly processes to reduce costs. As a result, suppliers that sell vehicle components directly to manufacturers have assumed many of the design, engineering, research and development and assembly functions traditionally performed by vehicle manufacturers. Suppliers that can provide fully-engineered solutions, systems and pre-assembled combinations of component parts, such as Delphi Technologies, are positioned to leverage the trend toward system sourcing.

Shorter Product Development Cycles To Benefit Strong Suppliers

As a result of government regulations and customer preferences, development cycles are becoming shorter and OEMs are requiring suppliers to respond faster with new designs and product innovations. While these trends are more prevalent in mature markets, emerging markets are advancing rapidly towards the regulatory standards and consumer preferences of more mature markets. Suppliers with strong technologies, global engineering and development capabilities, such as Delphi Technologies, will be best positioned to meet OEM demands for rapid innovation.

Increasing Vehicle Complexity

Vehicles are increasingly complex in their design, features, level of integration of mechanical and electrical components and increasing levels of software and coding necessary to their functionality. This has resulted in growing consumer demand for additional power, given the increasing level of electronic components and systems in vehicles. We believe electronics integration, which generally refers to products and systems that combine integrated circuits, software algorithms, sensor technologies and mechanical components within the vehicle will allow OEMs to achieve substantial reductions in weight and mechanical complexity, resulting in enhanced fuel economy, improved emissions control and better vehicle performance. We believe we are well-positioned to benefit from the accelerating industry demand for electronics integration and vehicle electrification, as we believe our proprietary power electronics solutions allow our OEM customers to improve efficiency, reduce weight and lower costs.

Our Structure and Restructuring Transactions

Delphi Technologies was organized under the laws of Jersey for the purpose of holding Aptiv’s Powertrain Systems segment (including the subsidiary entities, employees, operations, assets and liabilities associated with the Powertrain Systems segment) in connection with the separation and distribution described herein. Prior to the transfer of this business to Delphi Technologies, which will occur in connection with the distribution, Delphi Technologies will have no operations other than those incidental to its formation and in preparation for the separation. In connection with the separation and distribution described herein, Delphi Technologies and Aptiv will undertake a series of internal reorganization transactions to facilitate the transfers of entities and the related assets and liabilities described above from Aptiv to Delphi Technologies.

Our Principal Office

Our principal executive offices are located at Courteney Road, Hoath Way, Gillingham, Kent ME8 0RU, United Kingdom, and our telephone number is 011-44-163-423-4422. We maintain a website at www.                .com. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference herein.

Questions and Answers about Us and the Separation

Why is the separation structured as a distribution?	Aptiv believes that a distribution of our ordinary shares is an efficient way to separate our assets and that the separation will create benefits and value for us and Aptiv.

Why am I receiving this document?	Aptiv is delivering this document to you because you were a holder of ordinary shares of Aptiv on the record date of , and are entitled to receive ordinary share(s) of Delphi Technologies for every ordinary share(s) of Aptiv that you held as of the close of business on the record date. The number of ordinary shares of Aptiv you own will not change as a result of the distribution. This document will help you understand how the separation and distribution will affect your investment in Aptiv and your investment in Delphi Technologies following the separation.

How will the separation work?	At the time of the separation, Delphi Technologies will hold Aptiv’s Powertrain Systems segment (including the subsidiary entities, employees, operations, assets and liabilities associated with the Powertrain Systems segment). Aptiv will distribute all of the ordinary shares of Delphi Technologies to the holders of Aptiv’s ordinary shares. Following the separation, we will be an independent public company and intend to list our shares on the NYSE under the symbol “DLPH,” and Aptiv will change its ticker symbol to “APTV.”

When will the distribution occur?	We expect that Aptiv will distribute our ordinary shares on , to holders of record of ordinary shares of Aptiv at the close of business on the record date, subject to certain conditions described under “Our Separation from Aptiv—Conditions to the Distribution.”

What do shareholders of Aptiv need to do to participate in the distribution?	Nothing, but we urge you to read this entire information statement carefully. Holders of ordinary shares of Aptiv as of the distribution record date will not be required to take any action to receive Delphi Technologies ordinary shares on the distribution date. No shareholder approval of the distribution is required or sought. We are not asking you for a proxy, and you are requested not to send us a proxy. You will not be required to make any payment or to surrender or exchange your ordinary shares of Aptiv or take any other action to receive your ordinary shares of Delphi Technologies on the distribution date.

Can Aptiv decide to cancel the distribution of our ordinary shares even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See “Our Separation from Aptiv—Conditions to the Distribution.” Even if all conditions to the distribution are satisfied, Aptiv may terminate and abandon the distribution at any time prior to the effectiveness of the distribution.

What will be the relationships between Aptiv and Delphi Technologies following the separation?	Following the distribution, we and Aptiv will be separate companies. We will enter into a Separation and Distribution Agreement to effect the separation and distribution. The Separation and Distribution Agreement, a Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement will provide a framework for our relationships with Aptiv after the separation and distribution. The Separation and Distribution Agreement will govern certain aspects of the relationships between Aptiv and Delphi Technologies subsequent to the completion of the separation and provide for the allocation between Aptiv and Delphi Technologies of assets, liabilities and obligations attributable to periods prior to the separation. We cannot assure you that this agreement is on terms as favorable to us as agreements with independent third parties. See “Certain Relationships and Related Transactions—Agreements with Aptiv.”

Will I receive physical certificates representing ordinary shares of Delphi Technologies following the separation?	No. Following the separation, neither Aptiv nor we will be issuing physical certificates representing our ordinary shares. If you own ordinary shares of Aptiv as of the close of business on the record date, Aptiv, with the assistance of Computershare Trust Company N.A. (“Computershare”), the distribution agent, will electronically distribute ordinary shares of Delphi Technologies to your bank or brokerage firm on your behalf or through the systems of the Depository Trust Company (“DTC”) (if you hold the shares through a bank or brokerage firm that uses DTC) or to you in book-entry form. Your bank or brokerage firm will credit your account for the Delphi Technologies ordinary shares or Computershare will mail you a book-entry account statement that reflects your ordinary shares of Delphi Technologies.

Will I receive a fractional number of ordinary shares of Delphi Technologies?	No, fractional ordinary shares will not be issued in the distribution. Fractional shares that Aptiv shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those shareholders who would otherwise have been entitled to receive fractional shares.

What if I want to sell my Aptiv ordinary shares or my Delphi Technologies ordinary shares?	You should consult with your financial advisors, such as your broker, bank, other nominee or tax advisor.

If you decide to sell any ordinary shares of Aptiv before the distribution date, you should make sure your broker, bank or other nominee understands whether you want to sell your ordinary shares of Aptiv with or without your entitlement to Delphi Technologies ordinary shares pursuant to the distribution.

What is “regular-way” and “ex-distribution” trading?	Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in ordinary shares of Aptiv: a “regular-way” market and an “ex-distribution” market. Ordinary shares of Aptiv that trade in the “regular-way” market will trade with an entitlement to ordinary shares of Delphi Technologies distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to ordinary shares of Delphi Technologies distributed pursuant to the distribution. Aptiv cannot predict the trading prices of its ordinary shares before, on or after the distribution date.

Where will I be able to trade ordinary shares of Delphi Technologies?	We intend to apply to list our ordinary shares on the NYSE under the symbol “DLPH.” We anticipate that trading in our ordinary shares will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in our ordinary shares will begin on the first trading day following the completion of the separation. If trading begins on a “when-issued” basis, you may purchase or sell our ordinary shares up to and through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices of our ordinary shares before, on or after the distribution date.

What will happen to the listing of Aptiv’s ordinary shares?	Ordinary shares of Aptiv will continue to trade on the NYSE after the distribution under the ticker symbol “APTV.”

Will the number of Aptiv ordinary shares I own change as a result of the distribution?	No. The number of ordinary shares of Aptiv you own will not change as a result of the distribution.

Will the distribution affect the market price of my Aptiv ordinary shares?	Yes. As a result of the distribution, Aptiv expects the trading price of Aptiv ordinary shares immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the business held by Delphi Technologies. There can be no assurance that the aggregate market value of the Aptiv ordinary shares and the Delphi Technologies ordinary shares following the separation will be higher or lower than the market value of Aptiv ordinary shares if the separation and distribution did not occur. This means, for example, that the combined trading prices of ordinary share(s) of Aptiv and ordinary share(s) of Delphi Technologies may be equal to, greater than or less than the trading price of ordinary share(s) of Aptiv before the distribution.

What are the material U.S. federal income tax consequences of the distribution?	In connection with the distribution, Aptiv expects to receive an opinion of Latham & Watkins LLP, tax counsel to Aptiv, substantially to the effect that, subject to certain qualifications and limitations, for U.S. federal income tax purposes, the distribution will qualify as a distribution under Section 355(a) of the Code. Accordingly, for U.S. federal income tax purposes, you generally will not recognize any gain or loss as a result of the distribution, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Delphi Technologies ordinary shares. The material U.S. federal income tax consequences of the distribution are described in more detail under “Our Separation from Aptiv—Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares—Material U.S. Federal Income Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares.” Information regarding tax matters in this information statement does not constitute tax advice. Each Aptiv shareholder is encouraged to consult its own tax advisor as to the specific tax consequences of the distribution to such shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

How will I determine my tax basis for U.S. federal income tax purposes in the Aptiv ordinary shares I continue to hold and the Delphi Technologies ordinary shares I receive in the distribution?

For U.S. federal income tax purposes, assuming that the distribution is tax-free to Aptiv’s shareholders, the tax basis in Aptiv’s ordinary shares that you hold immediately prior to the distribution will be allocated between such Aptiv ordinary shares and Delphi Technologies ordinary shares received in the distribution in proportion to the relative fair market values of each immediately following the distribution. See the section entitled “Our Separation from Aptiv—Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares—Material U.S. Federal Income Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares” for a more detailed description of the effects of the distribution on Aptiv’s shareholders’ tax basis in Aptiv ordinary shares and Delphi Technologies ordinary shares.

We encourage you to consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased Aptiv ordinary shares at different times or for different amounts) and regarding any particular consequences of the distribution to you, including the application of state, local and non-U.S. tax laws.

What are the material U.K. tax consequences of the distribution?	Although Aptiv is not conditioning the distribution on any particular tax treatment under U.K. law and is not proffering any specific advice to its shareholders in this regard, Aptiv believes that the distribution should qualify as an exempt distribution under Section 1075 CTA 2010 and there should be no Chargeable Payments, as defined under Section 1088 CTA 2010. On this basis, any U.K. tax resident individual shareholders should generally not recognize any gain or loss as a result of the distribution, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Delphi Technologies ordinary shares (although certain reliefs may apply, depending on the shareholder’s specific circumstances, to prevent the immediate taxation of such amounts if they are considered capital in nature for U.K. tax purposes). Further, it is anticipated that distribution should not give rise to any taxable gain for U.K. corporation tax purposes or any stamp taxes liabilities. The material U.K. tax consequences of the distribution are described in more detail under “Our Separation from Aptiv—Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares—Material U.K. Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares.” Each Aptiv shareholder is encouraged to consult its own tax advisor as to the specific tax consequences of the distribution to such shareholder, including the effect of any U.K. tax laws and of changes in applicable tax laws.

What are the material Jersey tax consequences of the distribution?	Although Aptiv is not conditioning the distribution on any particular tax treatment under Jersey law and is not proffering any specific advice to its shareholders in this regard, Aptiv does not believe that a

Jersey tax liability should arise on the distribution to shareholders that are not resident for tax purposes in Jersey. Jersey tax resident shareholders may be subject to income tax on the distribution, subject to their specific circumstances and to the extent that the distribution is not considered to be a capital distribution for Jersey tax purposes. The material Jersey tax consequences of the distribution are described in more detail under “Our Separation from Aptiv—Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares—Material Jersey Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares.” Each Aptiv shareholder is encouraged to consult its own tax advisor as to the specific tax consequences of the distribution to such shareholder, including the effect of any Jersey tax laws and of changes in applicable tax laws.

Are there risks to owning ordinary shares of Delphi Technologies?	Yes. Our business is subject to various risks including risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 17. We encourage you to read that section carefully.

Does Delphi Technologies intend to pay dividends?	We have not yet determined the extent to which we will pay dividends on our ordinary shares. The payment of any dividends in the future, and the timing and amount thereof, to our shareholders will fall within the sole discretion of our board of directors and will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements and other factors that our board of directors deems relevant. See “Dividend Policy.”

Will Delphi Technologies have any debt?	We anticipate having approximately $1.55 billion in principal amount of indebtedness upon completion of the separation, primarily consisting of a $750 million term loan and $800 million of senior notes. See “Description of Material Indebtedness” and “Risk Factors—Risks Related to Our Relationship with Aptiv and the Separation.”

Where can Aptiv shareholders get more information?

Before the separation, if you have any questions relating to the separation, you should contact:

Delphi Investor Relations Services

Delphi Automotive PLC

5725 Delphi Drive

Troy, MI 48098

Phone: 248-813-2494

Email: Investor.relations@delphi.com

After the separation, if you have any questions relating to our ordinary shares, you should contact:

The Separation and Distribution

Distributing company	Delphi Automotive PLC

Distributed company	Delphi Technologies PLC

We are a Jersey corporation and, prior to the separation, a wholly-owned subsidiary of Aptiv. After the separation, we will be an independent publicly traded company.

Distribution ratio	Each holder of Aptiv ordinary shares will receive of our ordinary shares for every ordinary share(s) of Aptiv held as of the close of business on . If you would be entitled to a fractional number of our ordinary shares, you will instead receive a cash payment in lieu of the fractional ordinary shares. See “Our Separation from Aptiv—General Treatment of Fractional Ordinary Shares.”

Distributed securities	Aptiv will distribute 100% of the ordinary shares of Delphi Technologies outstanding immediately before the distribution. Based on the approximately ordinary shares of Aptiv outstanding as of , , assuming distribution of 100% of our ordinary shares and applying the distribution ratio, we expect that approximately ordinary shares of Delphi Technologies will be distributed to Aptiv shareholders.

Record date	The record date is the close of business on , .

Distribution date	The distribution date is on or about , .

Distribution	On the distribution date, Aptiv, with the assistance of Computershare, the distribution agent, will electronically distribute ordinary shares to your bank or brokerage firm on your behalf or through the systems of the DTC (if you hold the shares through a bank or brokerage firm that uses DTC) or to you in book-entry form. You will not be required to make any payment or surrender or exchange your ordinary shares of Aptiv or take any other action to receive your ordinary shares of Delphi Technologies on the distribution date. Your bank or brokerage firm will credit your account for the Delphi Technologies ordinary shares or the distribution agent will mail you a book-entry account statement that reflects your ordinary shares of Delphi Technologies.

Conditions to the distribution	The distribution of our ordinary shares by Aptiv is subject to the satisfaction of the following conditions:

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect, and this information statement shall have been mailed to Aptiv’s shareholders;

•	Delphi Technologies’ ordinary shares will have been accepted for listing on the NYSE, subject to official notice of issuance;

•	any required actions and filings with regard to state securities and blue sky laws of the U.S. (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, will have become effective or been accepted;

•	Delphi Technologies and its affiliates shall have completed a cash transfer in the amount of $ to Aptiv;

•	the ancillary agreements relating to the spin-off have been duly executed and delivered by the parties;

•	all material governmental approvals necessary to consummate the distribution and to permit the operation of the Delphi Technologies business after the spin-off substantially as it is conducted prior to the spin-off have been received and continue to be in full force and effect;

•	no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the spin-off is in effect, and no other event outside the control of Aptiv has occurred or failed to occur that prevents the completion of the spin-off; and

•	no other event or development shall exist or have occurred that, in the judgment of the Aptiv board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation and distribution.

Aptiv and Delphi Technologies cannot assure you that any or all of these conditions will be met and may also waive any of the conditions to the distribution. In addition, Aptiv and Delphi Technologies can decline at any time to go forward with the separation.

Stock exchange listing	We intend to apply to list our ordinary shares on the NYSE under the symbol “DLPH.”

Distribution agent	Computershare Trust Company, N.A.

Tax considerations	In connection with the distribution, Aptiv expects to receive an opinion of Latham & Watkins LLP, tax counsel to Aptiv, substantially to the effect that, subject to certain qualifications and limitations, for U.S. federal income tax purposes, the distribution will qualify as a distribution under Section 355(a) of the Code. Accordingly, for U.S. federal income tax purposes, you generally will not recognize any gain or loss as a result of the distribution, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Delphi Technologies ordinary shares.

For a more detailed discussion, see the sections entitled “Our Separation From Aptiv—Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares—Material U.S. Federal Income Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares,” “—Material U.K. Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares,” and “—Material Jersey Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares.”

Relationship between Aptiv and Delphi Technologies following the separation and distribution	We will enter into a Separation and Distribution Agreement to effect the separation and distribution, a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement and certain other agreements that will govern the relationship between Delphi Technologies and Aptiv subsequent to the completion of the separation and distribution and provide for the allocation between Delphi Technologies and Aptiv of Aptiv’s assets, liabilities and obligations attributable to periods prior to the separation from Aptiv. See “Certain Relationships and Related Transactions—Agreements with Aptiv.”

Summary Historical Combined Financial Data

The following summary historical financial data reflect the combined operations of Delphi Technologies as of and for each of the years in the five-year period ended December 31, 2016 and as of June 30, 2017 and for the six months ended June 30, 2017 and 2016. The summary historical financial data as of December 31, 2016 and 2015 and for each of the fiscal years in the three-year period ended December 31, 2016 are derived from our combined financial statements included elsewhere in this information statement. The summary historical financial data as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 are derived from our combined unaudited interim financial statements that are included elsewhere in this information statement. The summary historical financial data as of December 31, 2014 and as of and for the years ended December 31, 2013 and 2012 are derived from our unaudited combined financial statements that are not included in this information statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the data set forth in this information statement.

The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding, you should read the summary combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included in the “Index to Financial Statements” section of this information statement.

	As of and for the Six Months Ended		As of and for the Year Ended December 31,
	June 30, 2017	June 30, 2016	2016	2015	2014	2013	2012
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(in millions)
Selected statement of operations data:
Net sales	$2,355	$2,263	$4,486	$4,407	$4,540	$4,398	$4,655
Operating income	227	107	320	403	442	378	491
Net income attributable to Delphi Technologies	151	81	236	272	306	247	356
Selected balance sheet data:					(unaudited)
Total assets	$3,092		$2,899	$3,001	$3,141	$3,205	$3,074
Long-term debt	6		6	9	14	6	6
Selected other financial data:
Adjusted operating income (1)	$326	$261	$512	$526	$494	$432	$514
Adjusted operating income margin (2)	13.8%	11.5%	11.4%	11.9%	10.9%	9.8%	11.0%

(1)

Adjusted Operating Income represents net income before interest expense, other income (expense), net, income tax expense, equity income (loss), net of tax, income (loss) from discontinued operations, net of tax, restructuring, separation costs, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures), asset impairments and gains (losses) on business divestitures. Adjusted Operating Income is presented as a supplemental measure of the Company’s financial performance which management believes is useful to investors in assessing the Company’s ongoing financial performance that, when reconciled to the corresponding U.S. GAAP measure, provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s core operating performance and which may obscure underlying business results and trends. Our management utilizes Adjusted Operating Income in its financial decision making process, to evaluate performance of the Company and for internal reporting, planning and forecasting purposes. Management also utilizes Adjusted Operating Income as the key performance measure of segment income or loss and for planning and forecasting purposes to allocate resources to our segments, as management also believes this measure is most reflective of the operational profitability or loss of our operating segments. Adjusted Operating Income should not be considered a substitute for results prepared in accordance with U.S. GAAP and should not be considered an alternative to net income attributable to Delphi Technologies, which is the most directly comparable financial measure to Adjusted Operating Income that is in accordance with U.S. GAAP. Adjusted Operating Income, as determined and measured by Delphi Technologies, should also not be compared to similarly titled measures reported by other companies.

The reconciliation of Adjusted Operating Income to Operating Income includes, as applicable, restructuring, separation costs related to the planned spin-off, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures), asset impairments and gains (losses) on business divestitures. The reconciliation of Net income attributable to the Company to Adjusted Operating Income is as follows:

	Six Months Ended		Year Ended December 31,
	June 30, 2017	June 30, 2016	2016	2015	2014	2013	2012
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(in millions)
Net income attributable to Delphi Technologies	$151	$81	$236	$272	$306	$247	$356
Net income attributable to noncontrolling interest	16	15	32	34	36	31	31
Equity loss, net of tax	—	—	—	—	1	—	3
Income tax expense	53	13	50	92	97	96	94
Other expense (income), net	6	(3)	1	2	(2)	(1)	—
Interest expense	1	1	1	3	4	5	7

Operating income	$227	$107	$320	$403	$442	$378	$491

Restructuring	76	130	161	112	52	54	23
Separation Costs	15	—	—	—	—	—	—
Other acquisition and portfolio project costs	—	2	2	2	—	—	—
Asset impairments	8	22	29	9	—	—	—

Adjusted operating income	$326	$261	$512	$526	$494	$432	$514

(2)	Adjusted operating income margin is defined as adjusted operating income as a percentage of Net sales.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this information statement. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, geopolitical events, changes in laws or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters or other disruptions of expected economic or business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition.

Risks Related to Delphi Technologies’ Business

The cyclical nature of automotive sales and production can adversely affect our business.

Our business is directly related to automotive sales and automotive vehicle production by our customers. Automotive sales and production are highly cyclical and, in addition to general economic conditions, also depend on other factors, such as consumer confidence and consumer preferences. Lower global automotive sales would be expected to result in substantially all of our automotive original equipment manufacturer (“OEM”) customers lowering vehicle production schedules, which would have a direct impact on our earnings and cash flows. In addition, automotive sales and production can be affected by labor relations issues, regulatory requirements, trade agreements, the availability of consumer financing and other factors. Economic declines that result in a significant reduction in automotive sales and production by our customers have in the past had, and may in the future have, an adverse effect on our business, results of operations and financial condition.

Our sales are also affected by inventory levels and OEMs’ production levels. We cannot predict when OEMs will decide to increase or decrease inventory levels or whether new inventory levels will approximate historical inventory levels. Uncertainty and other unexpected fluctuations could have a material adverse effect on our business and financial condition.

In addition to these factors, the sales of our aftermarket operations are also directly related to the level of vehicle aftermarket parts replacement activity, which may be affected by additional factors such as the average useful life of OEM parts and components, severity of regional weather conditions, highway and roadway infrastructure deterioration and the average number of miles vehicles are driven by owners. Improvements in technology and product quality are extending the longevity of vehicle component parts, which may result in delayed or reduced aftermarket sales. Our results of operations and financial condition could be adversely affected if we fail to respond in a timely and appropriate manner to changes in the demand for our aftermarket products.

A prolonged economic downturn or economic uncertainty could adversely affect our business and cause us to require additional sources of financing, which may not be available.

Our sensitivity to economic cycles and any related fluctuation in the businesses of our customers or potential customers may have a material adverse effect on our financial condition, results of operations or cash flows. Due to overall strong global economic conditions in 2016, the automotive industry experienced increased global customer sales and production schedules. Compared to 2015, vehicle production in 2016 increased by 2% in North America, 3% in Europe and 14% in China. However, economic uncertainties have continued to persist in South America, resulting in a decline of 14% in South American vehicle production in 2016. As a result, we have experienced and may continue to experience reductions in orders from OEM customers in certain regions. Uncertainty relating to global or regional economic conditions may have an adverse impact on our business. A prolonged downturn in the global or regional automotive industry, or a significant change in product mix due to consumer demand, could require us to shut down plants or result in impairment charges, restructuring actions or changes in our valuation allowances against deferred tax assets, which could be material to our financial condition and results of operations. If global economic conditions deteriorate or economic uncertainty increases, our customers and potential customers may experience deterioration of their businesses, which may result in the delay or cancellation of plans to purchase our products. If vehicle production were to remain at low levels for an extended period of time or if cash losses for customer defaults rise, our cash flow could be adversely impacted, which could result in our needing to seek additional financing to continue our operations. There can be no assurance that we would be able to secure such financing on terms acceptable to us, or at all.

Any changes in consumer credit availability or cost of borrowing could adversely affect our business.

Declines in the availability of consumer credit and increases in consumer borrowing costs have negatively impacted global automotive sales and resulted in lower production volumes in the past. Substantial declines in automotive sales and production by our customers could have a material adverse effect on our business, results of operations and financial condition.

A drop in the market share and changes in product mix offered by our customers can impact our revenues.

We are dependent on the continued growth, viability and financial stability of our customers. Our customers generally are OEMs in the automotive industry. This industry is subject to rapid technological change, vigorous competition, short product life cycles and cyclical and reduced consumer demand patterns. When our customers are adversely affected by these factors, we may be similarly affected to the extent that our customers reduce the volume of orders for our products. As a result of changes impacting our customers, sales mix can shift which may have either favorable or unfavorable impact on revenue and would include shifts in regional growth, shifts in OEM sales demand, as well as shifts in consumer demand related to vehicle segment purchases and content penetration. For instance, a shift in sales demand favoring a particular OEMs’ vehicle model for which we do not have a supply contract may negatively impact our revenue. A shift in regional sales demand toward certain markets could favorably impact the sales of those of our customers that have a large market share in those regions, which in turn would be expected to have a favorable impact on our revenue.

The mix of vehicle offerings by our OEM customers also impacts our sales. A decrease in consumer demand for specific types of vehicles where we have traditionally provided significant components could have a significant effect on our business and financial condition. For example, a decrease in market demand for light-duty diesel-powered vehicles, or a decrease in OEM customer offerings in this vehicle segment, could adversely impact our ability to maintain or increase our revenues. In addition, our sales of products in the regions in which our customers operate also depend on the success of these customers in those regions.

The improved quality of vehicle components may adversely affect the demand for our aftermarket products.

The average useful lives of automotive parts, both OEM and aftermarket, have increased due to innovations in product technology and improved manufacturing processes. Longer product lives and improved durability may result in vehicle owners replacing components on their vehicles less frequently. If the demand for our aftermarket products is diminished as a result of this trends, our results of operations and financial condition may be adversely affected.

Declines in the market share or business of our five largest customers may have a disproportionate adverse impact on our revenues and profitability.

Our five largest customers accounted for approximately 40% of our total net sales in the year ended December 31, 2016 and the six months ended June 30, 2017. Accordingly, our revenues may be disproportionately affected by decreases in any of their businesses or market share. Because our customers typically have no obligation to purchase a specific quantity of parts, a decline in the production levels of any of our major customers, particularly with respect to models for which we are a significant supplier, could disproportionately reduce our sales and thereby adversely affect our financial condition, operating results and cash flows. See the section entitled “Business—Supply Relationships with Our Customers” for more information.

We may not realize sales represented by awarded business.

We estimate awarded business using certain assumptions, including projected future sales volumes. Our customers generally do not guarantee volumes. In addition, awarded business may include business under arrangements that our customers have the right to terminate without penalty. Therefore, our actual sales volumes, and thus the ultimate amount of revenue that we derive from such sales, are not committed. If actual production orders from our customers are not consistent with the projections we use in calculating the amount of our awarded business, we could realize substantially less revenue over the life of these projects than the currently projected estimate.

Our inability to continue to achieve product cost reductions which offset customer price reductions could have a significant negative impact on our business.

Cost-cutting initiatives adopted by our customers result in increased downward pressure on pricing. Our customer supply agreements generally require step-downs in component pricing over the period of production, typically one to two percent per year. In addition, our customers often reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. OEMs have also possessed significant leverage over their suppliers, including us, because the automotive component supply industry is highly competitive, serves a limited number of customers, has a high fixed cost base and historically has had excess capacity. Based on these factors, and the fact that our customers’ product programs typically last a number of years and are anticipated to encompass large volumes, our customers are able to negotiate favorable pricing. Accordingly, as a Tier I supplier (one that supplies vehicle components directly to manufacturers), we are subject to substantial continuing pressure from OEMs to reduce the price of our products. For example, our customer supply agreements generally provide for annual reductions in pricing of our products over the period of production. It is possible that pricing pressures beyond our expectations could intensify as OEMs pursue restructuring and cost cutting initiatives. Our financial performance is therefore dependent on our ability to continue to achieve product cost reductions through obtaining price reductions from our suppliers, product design enhancement and improving production processes to increase manufacturing efficiency. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected. See the section entitled “Business—Supply Relationships with Our Customers” for a detailed discussion of our supply agreements with our customers.

Our supply agreements with our OEM customers are generally requirements contracts, and a decline in the production requirements of any of our customers, and in particular our largest customers, could adversely impact our revenues and profitability.

We receive OEM purchase orders for specific components supplied for particular vehicles. In most instances our OEM customers agree to purchase their requirements for specific products but are not required to purchase any minimum amount of products from us. The contracts we have entered into with most of our customers have terms ranging from one year to the life of the model (usually three to seven years, although customers often reserve the right to terminate for convenience). Therefore, a significant decrease in demand for certain key models or group of related models sold by any of our major customers or the ability of a manufacturer to re-source and discontinue purchasing from us, for a particular model or group of models, could have a material adverse effect on us. To the extent that we do not maintain our existing level of business with our largest customers because of a decline in their production requirements or because the contracts expire or are terminated for convenience, we will need to attract new customers or win new business with existing customers, or our results of operations and financial condition will be adversely affected. See the section entitled

“Business—Supply Relationships with Our Customers” for a detailed discussion of our supply agreements with our customers.

We have invested substantial resources in markets where we expect growth and we may be unable to timely alter our strategies should such expectations not be realized.

Our future growth is dependent on our making the right investments at the right time to support product development and manufacturing capacity in geographic areas where we can support our customer base and in product areas of evolving vehicle technologies. We have identified the Asia Pacific region, and more specifically China, as a key geographic market, and have identified advanced electronics and software controls which deliver enhanced engine management systems that address demand for increased fuel efficiency and emission control through products such as turbo gasoline direct injection (“GDi”) fuel systems, variable valve actuation technologies such as dynamic skip fire software and evolving vehicle technologies such as electrification and hybridization as key product markets. We believe these markets are likely to experience substantial long-term growth, and accordingly have made and expect to continue to make substantial investments, both directly and through participation in various partnerships and joint ventures, in numerous manufacturing operations, technical centers, research and development activities and other infrastructure to support anticipated growth in these areas. If we are unable to deepen existing and develop additional customer relationships or are unable to develop and introduce market-relevant product technologies we may not only fail to realize expected rates of return on our existing investments, but we may incur losses on such investments and be unable to timely redeploy the invested capital to take advantage of other markets or product categories, potentially resulting in lost market share to our competitors. Our results will also suffer if these areas, including market demand for evolving vehicle technologies, do not grow as quickly as we anticipate.

Our business in China is sensitive to economic and market conditions that impact automotive sales volumes in China.

Maintaining a strong position in the Chinese market is a key component of our global growth strategy. Our business is sensitive to economic and market conditions that impact automotive sales volumes and growth in China and may be affected if the pace of growth slows as the Chinese market matures or if there are reductions in vehicle demand in China. There have been periods of increased market volatility and moderations in the level of economic growth in China, which resulted in periods of lower automotive production growth rates in China than those previously experienced. For example, automotive production in China increased 4% in 2015 as compared to 2014, which represented a reduction from the overall level of long-term automotive market growth in the country. In 2016, automotive production in China increased 14% as compared to 2015, benefiting in part from a consumer vehicle tax reduction program. Following a partial increase in the consumer vehicle tax in 2017, vehicle production volumes in China are expected to increase by 1% in 2017. If we are unable to maintain our position in the Chinese market, the pace of growth slows or vehicle sales in China decrease, our business and financial results could be materially adversely affected.

Disruptions in the supply of raw materials and other supplies that we and our customers use in our products may adversely affect our profitability.

We and our customers use a broad range of materials and supplies, including various metals, petroleum-based resins, chemicals, electronic components and semiconductors. A significant disruption in the supply of these materials for any reason could decrease our production and shipping levels, which could materially increase our operating costs and materially decrease our profit margins.

We, as with other component manufacturers in the automotive industry, ship products to our customers’ vehicle assembly plants throughout the world so they are delivered on a “just-in-time” basis in order to maintain low inventory levels. Our suppliers also use a similar method. However, this “just-in-time” method makes the logistics supply chain in our industry very complex and very vulnerable to disruptions.

Such disruptions could be caused by any one of a myriad of potential problems, such as closures of one of our or our suppliers’ plants or critical manufacturing lines due to strikes, mechanical breakdowns, electrical outages, fires, explosions or political upheaval, as well as logistical complications due to weather, global climate change, volcanic eruptions, or other natural or nuclear disasters, mechanical failures, delayed customs processing and more. Additionally, as we grow in best cost countries, the risk for such disruptions is heightened. The lack of even a small single subcomponent necessary to manufacture one of our products, for whatever reason, could force us to cease production, even for a prolonged period. Similarly, a potential quality issue could force us to halt deliveries while we validate the products. Even where products are ready to be shipped, or have been shipped, delays may arise before they reach our customer. Our customers may halt or delay their production for the same reason if one of their other suppliers fails to deliver necessary components. This may cause our customers, in turn to suspend their orders, or instruct us to suspend delivery, of our products, which may adversely affect our financial performance.

When we fail to make timely deliveries in accordance with our contractual obligations, we generally have to absorb our own costs for identifying and solving the “root cause” problem as well as expeditiously producing replacement components or products. Generally, we must also carry the costs associated with “catching up,” such as overtime and premium freight.

Additionally, if we are the cause for a customer being forced to halt production, the customer may seek to recoup all of its losses and expenses from us. These losses and expenses could be significant, and may include consequential losses such as lost profits. Any supply-chain disruption, however small, could potentially cause the complete shutdown of an assembly line of one of our customers, and any such shutdown that is due to causes that are within our control could expose us to material claims of compensation. Where a customer halts production because of another supplier failing to deliver on time, it is unlikely we will be fully compensated, if at all.

Adverse developments affecting one or more of our suppliers could harm our profitability.

Any significant disruption in our supplier relationships, particularly relationships with sole-source suppliers, could harm our profitability. Furthermore, some of our suppliers may not be able to handle the commodity cost volatility and/or sharply changing volumes while still performing as we expect. To the extent our suppliers experience supply disruptions, there is a risk for delivery delays, production delays, production issues or delivery of non-conforming products by our suppliers. Even where these risks do not materialize, we may incur costs as we try to make contingency plans for such risks.

The loss of business with respect to, or the lack of commercial success of, a vehicle model for which we are a significant supplier could adversely affect our financial performance.

Although we receive purchase orders from our customers, these purchase orders generally provide for the supply of a customer’s requirements for a particular vehicle model and assembly plant, rather than for the purchase of a specific quantity of products. The loss of business with respect to, or the lack of commercial success of, a vehicle model for which we are a significant supplier could reduce our sales and thereby adversely affect our financial condition, operating results and cash flows.

We operate in the highly competitive automotive supply industry.

The global automotive component supply industry for both OEM and aftermarket components is highly competitive. Competition is based primarily on product quality, price, reliability and timeliness of delivery, product design capability, technical expertise and development capability, overall customer service and, in certain aftermarket product segments, brand recognition and perception. There can be no assurance that our products will be able to compete successfully with the products of our competitors. Furthermore, the rapidly evolving nature of the geographic markets in which we compete has attracted, and may continue to attract, new entrants, particularly in countries such as China or in areas of evolving vehicle technologies such as GDi systems. Additionally, consolidation in the automotive industry may lead to decreased product purchases from us. As a result, our sales levels and margins could be adversely affected by pricing pressures from OEMs and pricing actions of competitors. These factors led to selective resourcing of business to competitors in the past and may also do so in the future. In addition, any of our competitors may foresee the course of market development more accurately than us, develop products that are superior to our products, have the ability to produce similar products at a lower cost than us, adapt more quickly than us to new technologies or evolving customer requirements or develop or introduce new products or solutions before we do. As a result, our products may not be able to compete successfully with their products. There has also been a recent increase in consumer preferences for mobility on demand services, such as car- and ride-sharing, as opposed to automobile ownership, which may result in a long-term reduction in the number of vehicles per capita. These trends may adversely affect our sales as well as the profit margins on our products. If we do not continue to innovate to develop or acquire new and compelling products that capitalize upon new technologies, this could have a material adverse impact on our results of operations.

Increases in costs of the materials and other supplies that we use in our products may have a negative impact on our business.

Significant changes in the markets where we purchase materials, components and supplies for the production of our products may adversely affect our profitability, particularly in the event of significant increases in demand where there is not a corresponding increase in supply, inflation or other pricing increases. In recent periods there have been significant fluctuations in the global prices of petroleum-based resin products, and fuel charges, which have had and may continue to have an unfavorable impact on our business, results of operations or financial condition. Continuing volatility may have adverse effects on our business, results of operations or financial condition. We will continue efforts to pass some supply and material cost increases onto our customers, although competitive and market pressures have limited our ability to do that, particularly with domestic OEMs, and may prevent us from doing so in the future, because our customers are generally not obligated to accept price increases that we may desire to pass along to them. Even where we are able to pass price increases through to the customer, in some cases there is a lapse of time before we are able to do so. The inability to pass on price increases to our customers when raw material prices increase rapidly or to significantly higher than historic levels could adversely affect our operating margins and cash flow, possibly resulting in lower operating income and profitability. We expect to be continually challenged as demand for our principal raw materials and other supplies is significantly impacted by demand in emerging markets, particularly in China. We cannot provide assurance that fluctuations in commodity prices will not otherwise have a material adverse effect on our financial condition or results of operations, or cause significant fluctuations in quarterly and annual results of operations.

We may encounter manufacturing challenges.

The volume and timing of sales to our customers may vary due to: variation in demand for our customers’ products; our customers’ attempts to manage their inventory; design changes; changes in our customers’ manufacturing strategy; and acquisitions of or consolidations among customers. Due in part to these factors, many of our customers do not commit to long-term production schedules. Our inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity.

We rely on third-party suppliers for the components used in our products, and we rely on third-party manufacturers to manufacture certain of our assemblies and finished products. Our results of operations, financial condition and cash flows could be adversely affected if our third party suppliers lack sufficient quality control or if there are significant changes in their financial or business condition. If our third-party manufacturers fail to deliver products, parts and components of sufficient quality on time and at reasonable prices, we could have difficulties fulfilling our orders, sales and profits could decline, and our commercial reputation could be damaged.

From time to time, we have underutilized our manufacturing lines. This excess capacity means we incur increased fixed costs in our products relative to the net revenue we generate, which could have an adverse effect on our results of operations, particularly during economic downturns. If we are unable to improve utilization levels for these manufacturing lines and correctly manage capacity, the increased expense levels will have an adverse effect on our business, financial condition and results of operations. In addition, some of our manufacturing lines are located in China or other foreign countries that are subject to a number of additional risks and uncertainties, including increasing labor costs, which may result from market demand or other factors, and political, social and economic instability.

We may not be able to respond quickly enough to changes in regulations, technology and technological risks, and to develop our intellectual property into commercially viable products.

Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of our products obsolete or less attractive. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis are significant factors in our ability to remain competitive and to maintain or increase our revenues. For example, our products and technologies are designed to assist our OEM customers’ needs to improve fuel economy and reduce vehicle emissions, in part to meet increasingly stringent regulatory requirements in various markets, such as standards in the U.S. requiring improved fuel efficiency through 2025. However, if such efficiency standards are relaxed or eliminated, there could be reduced demand for our products in the U.S. that are focused on meeting these requirements, which could adversely affect our financial performance.

We cannot provide assurance that certain of our products will not become obsolete or that we will be able to achieve the technological advances that may be necessary for us to remain competitive and maintain or increase our revenues in the future. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development or production and failure of products to operate properly. The pace of our development and introduction of new and improved products depends on our ability to implement successfully improved technological innovations in design, engineering and manufacturing, which requires extensive capital investment. Any capital expenditure cuts in these areas that we may determine to implement in the future to reduce costs and conserve cash could reduce our ability to develop and implement improved technological innovations, which may materially reduce demand for our products.

To compete effectively in the automotive supply industry, we must be able to launch new products to meet changing consumer preferences and our customers’ demand in a timely and cost-effective manner. Our ability to respond to competitive pressures and react quickly to other major changes in the marketplace, including the potential introduction of disruptive technologies such as autonomous driving solutions, increased gasoline prices, or consumer desire for and availability of vehicles which use alternative fuels is also a risk to our future financial performance.

We cannot provide assurance that we will be able to install and certify the equipment needed to produce products for new product programs in time for the start of production, or that the transitioning of our manufacturing facilities and resources to full production under new product programs will not impact production rates or other operational efficiency measures at our facilities. Development and manufacturing schedules are difficult to predict, and we cannot provide assurance that our customers will execute on schedule the launch of their new product programs, for which we might supply products. Our failure to successfully launch new products, or a failure by our customers to successfully launch new programs, could adversely affect our results.

Changes in factors that impact the determination of our pension liabilities may adversely affect us.

Certain of our subsidiaries sponsor defined benefit pension plans, which generally provide benefits based on negotiated amounts for each year of service. Our primary funded plans are located in Mexico and the United Kingdom and were underfunded by $470 million as of December 31, 2016. The funding requirements of these benefit plans, and the related expense reflected in our financial statements, are affected by several factors that are subject to an inherent degree of uncertainty and volatility, including governmental regulation. In addition to the defined benefit pension plans, we have retirement obligations driven by requirements in many of the countries in which we operate. These legally required plans require payments at the time benefits are due. Obligations, net of plan assets, related to the defined benefit pension plans and statutorily required retirement obligations totaled $525 million at December 31, 2016, of which $526 million is included in long-term liabilities and $1 million is included in long-term assets in our combined balance sheet. Key assumptions used to value these benefit obligations and the cost of providing such benefits, funding requirements and expense recognition include the discount rate and the expected long-term rate of return on pension assets. If the actual trends in these factors are less favorable than our assumptions, this could have an adverse effect on our results of operations and financial condition.

We may suffer future asset impairment and other restructuring charges, including write downs of long-lived assets.

We have taken, are taking, and may take future restructuring actions to realign and resize our production capacity and cost structure to meet current and projected operational and market requirements. Charges related to these actions or any further restructuring actions may have a material adverse effect on our results of operations and financial condition. We cannot assure that any current or future restructuring will be completed as planned or achieve the desired results.

Additionally, from time to time in the past, we have recorded asset impairment losses relating to specific plants and operations. Generally, we record asset impairment losses when we determine that our estimates of the future undiscounted cash flows from an operation will not be sufficient to recover the carrying value of that facility’s building, fixed assets and production tooling. We cannot ensure that we will not incur such charges in the future as changes in economic or operating conditions impacting the estimates and assumptions could result in additional impairment.

Employee strikes and labor-related disruptions involving us or one or more of our customers or suppliers may adversely affect our operations.

Our business is labor-intensive and utilizes a number of work councils and other represented employees. A strike or other form of significant work disruption by our employees would likely have an adverse effect on our ability to operate our business. A labor dispute involving us or one or more of our customers or suppliers or that could otherwise affect our operations could reduce our sales and harm our profitability. A labor dispute involving another supplier to our customers that results in a slowdown or a closure of our customers’ assembly plants where our products are included in the assembled parts or vehicles could also adversely affect our business and harm our profitability. In addition, our inability or the inability of any of our customers, our suppliers or our customers’ suppliers to negotiate an extension of a collective bargaining agreement upon its expiration could reduce our sales and harm our profitability. Significant increases in labor costs as a result of the renegotiation of collective bargaining agreements could also adversely affect our business and harm our profitability.

We may lose or fail to attract and retain key salaried employees and management personnel.

An important aspect of our competitiveness is our ability to attract and retain key salaried employees and management personnel. Our ability to do so is influenced by a variety of factors, including the compensation we award and the competitive market position of our overall compensation package. We may not be as successful as competitors at recruiting, assimilating and retaining highly skilled personnel. The loss of the services of any member of senior management or a key salaried employee could have an adverse effect on our business.

Because some of our officers and directors live outside of the United States, you may have no effective recourse against them for misconduct and may not be able to receive compensation for damages to the value of your investment caused by wrongful actions by our directors and officers.

Some of our officers and directors live outside the U.S. As a result, it may be difficult for investors to enforce within the U.S. any judgments obtained against those officers and directors, or obtain judgments against them outside of the U.S. that are based on the civil liability provisions of the federal or state securities laws of the U.S. Investors may not be able to receive compensation for damages to the value of their investment caused by wrongful actions by our directors and officers.

We are exposed to foreign currency fluctuations as a result of our substantial global operations, which may affect our financial results.

We have currency exposures related to buying, selling and financing in currencies other than the local currencies of the countries in which we operate. Approximately 71% of our net revenue for the year ended December 31, 2016 and the six months ended June 30, 2017 came from sales outside the United States, which were primarily invoiced in currencies other than the U.S. dollar, and we expect net revenue from non-U.S. markets to continue to represent a significant portion of our net revenue. Accordingly, significant changes in currency exchange rates, particularly the Euro, Chinese Yuan (Renminbi), British Pound and Brazilian Real, could cause fluctuations in the reported results of our businesses’ operations that could negatively affect our results of operations. Price increases caused by currency exchange rate fluctuations may make our products less competitive or have an adverse effect on our margins. Currency exchange rate fluctuations may also disrupt the business of our suppliers by making their purchases of raw materials more expensive and more difficult to finance.

Historically, we have reduced our exposure by aligning our costs in the same currency as our revenues or, if that is impracticable, through financial instruments that provide offsets or limits to our exposures, which are opposite to the underlying transactions. However, any measures that we may implement to reduce the effect of volatile currencies and other risks of our global operations may not be effective.

In addition, we have significant business in Europe and transact much of this business in the Euro currency, including sales and purchase contracts. Although not as prevalent currently, concerns over the stability of the Euro currency and the economic outlook for many European countries, including those that do not use the Euro as their currency, persist. Given the broad range of possible outcomes, it is difficult to fully assess the implications on our business. Some of the potential outcomes could significantly impact our operations. In the event of a country redenominating its currency away from the Euro, the potential impact could be material to operations. We cannot provide assurance that fluctuations in currency exposures will not have a material adverse effect on our financial condition or results of operations, or cause significant fluctuations in quarterly and annual results of operations.

We face risks associated with doing business in non-U.S. jurisdictions.

The majority of our manufacturing and distribution facilities are in countries outside of the U.S., including Mexico, China and other countries in Asia Pacific, Eastern and Western Europe and South America. We also purchase raw materials and other supplies from many different countries around the world. For the year ended December 31, 2016 and the six months ended June 30, 2017, approximately 71% of our net revenue came from sales outside the United States. International operations are subject to certain risks inherent in doing business abroad, including:

•	exposure to local economic, political and labor conditions;

•	unexpected changes in laws, regulations, trade or monetary or fiscal policy, including interest rates, foreign currency exchange rates and changes in the rate of inflation in the U.S. and other foreign countries;

•	tariffs, quotas, customs and other import or export restrictions and other trade barriers;

•	expropriation and nationalization;

•	difficulty of enforcing agreements, collecting receivables and protecting assets through non-U.S. legal systems;

•	reduced intellectual property protection;

•	limitations on repatriation of earnings;

•	withholding and other taxes on remittances and other payments by subsidiaries;

•	investment restrictions or requirements;

•	export and import restrictions;

•	violence and civil unrest in local countries; and

•	compliance with the requirements of an increasing body of applicable anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws of various other countries.

Additionally, our global operations may also be adversely affected by political events, domestic or international terrorist events and hostilities or complications due to natural or nuclear disasters. These uncertainties could have a material adverse effect on the continuity of our business and our results of operations and financial condition.

Existing free trade laws and regulations, such as the North American Free Trade Agreement, provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where we manufacture products, such as China and Mexico, could have a material adverse effect on our business and financial results.

Increasing our manufacturing footprint in Asian markets, including China, and our business relationships with Asian automotive manufacturers are important elements of our long-term strategy. In addition, our strategy includes increasing revenue and expanding our manufacturing footprint in lower-cost regions. As a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential impact on us vary from country to country and are unpredictable.

The results of the referendum on the United Kingdom’s membership in the European Union may adversely affect global economic conditions, financial markets and our business and profitability.

The United Kingdom (“U.K.”) held a referendum on June 23, 2016 in which a majority of voters approved an exit from the European Union (“E.U.”), commonly referred to as “Brexit”, which resulted in increased market volatility and currency exchange rate fluctuations. As a result of the referendum, the British government formally initiated the process for withdrawal in March 2017. The terms of any withdrawal are subject to a negotiation period that could last at least two years from the initiation date. Nevertheless, the proposed withdrawal has created significant uncertainty about the future relationship between the U.K. and the E.U. These developments, or the perception that any of them could occur, may adversely affect European and worldwide economic and market conditions, significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets and could contribute to instability in global financial and foreign exchange markets, including increased volatility in interest rates and foreign exchange rates. The taxation policies of the U.K. and the E.U. nations in which we conduct business may also change as a result of the Brexit, which could adversely impact our tax positions. We anticipate Delphi Technologies being a U.K. resident taxpayer.

Although we are actively monitoring the ongoing potential impacts of Brexit and will seek to minimize its impact on our business, any of these effects of Brexit, among others, could adversely affect our business, business opportunities, results of operations, financial condition and cash flows. Approximately 15% of our annual net sales are generated in the U.K., and approximately 10% are denominated in British pounds.

If we fail to manage our growth effectively or to integrate successfully any new or future business ventures, acquisitions or strategic alliance into our business, our business could be materially adversely harmed.

We expect to pursue business ventures, acquisitions, and strategic alliances that leverage our capabilities, enhance our customer base, geographic penetration and scale to complement our current businesses and we regularly evaluate potential opportunities, some of which could be material. While we believe that such transactions are an integral part of our long-term strategy, there are risks and uncertainties related to these activities. Assessing a potential growth opportunity involves extensive due diligence. However, the amount of information we can obtain about a potential growth opportunity may be limited, and we can give no assurance that new business ventures, acquisitions, and strategic alliances will positively affect our financial performance or will perform as planned. We may not be able to successfully assimilate or integrate companies that we acquire, including their personnel, financial systems, distribution, operations and general operating procedures. We may also encounter challenges in achieving appropriate internal control over financial reporting in connection with the integration of an acquired company. If we fail to assimilate or integrate acquired companies successfully, our business, reputation and operating results could be materially impacted. Likewise, our failure to integrate and manage acquired companies successfully may lead to future impairment of any associated goodwill and intangible asset balances.

We depend on information technology to conduct our business. Any significant disruption could impact our business.

Our ability to keep our business operating effectively depends on the functional and efficient operation of information technology and telecommunications systems. We rely on these systems to make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Our systems, as well as those of our customers, suppliers, partners, and service providers, are susceptible to interruptions (including those caused by systems failures, cyber-attack, malicious computer software (malware), and other natural or man-made incidents or disasters), which may be prolonged. We are also susceptible to security breaches that may go undetected. Although we have taken precautions to mitigate such events, including geographically diverse data centers, redundant infrastructure and the implementation of security measures, a significant or large-scale interruption of our information technology could adversely affect our ability to manage and keep our operations running efficiently and effectively. An incident that results in a wider or sustained disruption to our business could have a material adverse effect on our business, financial condition and results of operations.

We may incur material losses and costs as a result of warranty claims, product recalls, product liability and intellectual property infringement actions that may be brought against us.

We face an inherent business risk of exposure to warranty claims and product liability in the event that our products fail to perform as expected and, in the case of product liability, such failure of our products results in bodily injury and/or property damage. The fabrication of the products we manufacture is a complex and precise process. Our customers specify quality, performance and reliability standards. If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in shipment and product re-work or replacement costs. Although we engage in extensive product quality programs and processes, these may not be sufficient to avoid product failures, which could cause us to:

•	lose net revenue;

•	incur increased costs such as warranty expense and costs associated with customer support;

•	experience delays, cancellations or rescheduling of orders for our products;

•	experience increased product returns or discounts; or

•	damage our reputation,

all of which could negatively affect our financial condition and results of operations.

If any of our products are or are alleged to be defective, we may be required to participate in a recall involving such products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, OEMs continue to look to their suppliers for contribution when faced with recalls and product liability claims. A recall claim brought against us, or a product liability claim brought against us in excess of our available insurance, may have a material adverse effect on our business. OEMs also require their suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. Depending on the terms under which we supply products to a vehicle manufacturer, a vehicle manufacturer may attempt to hold us responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the OEM asserts that the product supplied did not perform as warranted. Although we cannot assure that the future costs of warranty claims by our customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. Our warranty reserves are based on our best estimates of amounts necessary to settle future and existing claims. We regularly evaluate the level of these reserves and adjust them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from our recorded estimates.

In addition, as we adopt new technology, we face an inherent risk of exposure to the claims of others that we have allegedly violated their intellectual property rights. We cannot assure that we will not experience any material warranty, product liability or intellectual property claim losses in the future or that we will not incur significant costs to defend such claims.

We may be adversely affected by laws or regulations, including environmental regulation, litigation or other liabilities.

We are subject to various U.S. federal, state and local, and non-U.S., laws and regulations, including those related to environmental, health and safety, financial and other matters.

We cannot predict the substance or impact of pending or future legislation or regulations, or the application thereof. The introduction of new laws or regulations or changes in existing laws or regulations, or the interpretations thereof, could increase the costs of doing business for us or our customers or suppliers or restrict our actions and adversely affect our financial condition, operating results and cash flows.

We are subject to regulation governing, among other things:

•	the generation, storage, handling, use, transportation, presence of, or exposure to hazardous materials;

•	the emission and discharge of hazardous materials into the ground, air or water;

•	the incorporation of certain chemical substances into our products, including electronic equipment; and

•	the health and safety of our employees.

We are also required to obtain permits from governmental authorities for certain operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held liable for any and all consequences arising out of human exposure to hazardous substances or other environmental damage.

Certain environmental laws impose liability, sometimes regardless of fault, for investigating or cleaning up contamination on or emanating from our currently or formerly owned, leased or operated property, as well as for damages to property or natural resources and for personal injury arising out of such contamination. Some of these environmental laws may also assess liability on persons who arrange for hazardous substances to be sent to third party disposal or treatment facilities when such facilities are found to be contaminated. At this time, we are involved in various stages of investigation and cleanup related to environmental remediation matters at certain facilities. The ultimate cost to us of site cleanups is difficult to predict given the uncertainties regarding the extent of the required cleanup, the potential for ongoing environmental monitoring and maintenance that could be required for many years, the interpretation of applicable laws and regulations, alternative cleanup methods, and potential agreements that could be reached with governmental and third parties. While we have environmental reserves of approximately $1 million at June 30, 2017 for the cleanup of presently-known environmental contamination conditions, it cannot be guaranteed that actual costs will not significantly exceed these reserves. We also could be named a potentially responsible party at additional sites in the future and the costs associated with such future sites may be material.

In addition, environmental laws are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws, we cannot assure that environmental laws will not change or become more stringent in the future. Therefore, we cannot assure that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations or financial condition. For example, adoption of greenhouse gas rules in jurisdictions in which we operate facilities could require installation of emission controls, acquisition of emission credits, emission reductions, or other measures that could be costly, and could also impact utility rates and increase the amount we spend annually for energy.

We are involved from time to time in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our profitability and consolidated financial position.

We are involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with customers and suppliers; intellectual property matters; personal injury claims; environmental issues; tax matters; and employment matters.

In addition, we conduct business operations in Brazil that are subject to the Brazilian federal labor, social security, environmental, tax and customs laws as well as a variety of state and local laws. While we believe we comply with such laws, they are complex, subject to varying interpretations, and we are often engaged in litigation with government agencies regarding the application of these laws to particular circumstances. As of June 30, 2017, the majority of claims asserted against Delphi Technologies in Brazil relate to such litigation. The remaining claims relate to commercial and labor litigation with private parties in Brazil. As of June 30, 2017, claims totaling approximately $65 million (using June 30, 2017 foreign currency rates) have been asserted against Delphi Technologies in Brazil. As of June 30, 2017, we maintained reserves for these asserted claims of approximately $10 million (using June 30, 2017 foreign currency rates).

While we believe our reserves are adequate, the final amounts required to resolve these matters could differ materially from our recorded estimates and our results of operations could be materially affected.

Developments or assertions by us or against us relating to intellectual property rights could materially impact our business.

We own significant intellectual property, including a large number of patents and tradenames, and are involved in numerous licensing arrangements. Our intellectual property plays an important role in maintaining our competitive position in a number of the markets we serve. Developments or assertions by or against us relating to intellectual property rights could negatively impact our business. Significant technological developments by others also could materially and adversely affect our business and results of operations and financial condition.

Risks Related to Our Relationship with Aptiv and the Separation

We have no history of operating as an independent company, and our historical and pro forma financial information may not be representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about Delphi Technologies in this information statement refers to Delphi Technologies’ businesses as operated by and integrated with Aptiv. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Aptiv. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that Delphi Technologies would have achieved as a separate, publicly traded company during the periods presented or those that Delphi Technologies will achieve in the future primarily as a result of the factors described below:

•	prior to the separation, Delphi Technologies’ businesses have been operated by Aptiv as part of its broader corporate organization, rather than as an independent company. Aptiv or one of its affiliates performed various corporate functions for Delphi Technologies such as treasury, accounting, auditing, human resources, senior management, corporate affairs and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from Aptiv for such functions, and are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company. Following the separation, our costs related to such functions previously performed by Aptiv are expected to increase. Following the separation, Aptiv will provide some of these functions to us pursuant to a transition services agreement, as described in “Certain Relationships and Related Transactions.” We will need to make investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which we will no longer have access after our separation from Aptiv. These initiatives to develop our independent ability to operate without access to Aptiv’s existing operational and administrative infrastructure will have a cost to implement. We may not be able to operate our business efficiently or at comparable costs, and our profitability may decline;

•	currently, Delphi Technologies’ businesses are integrated with the other businesses of Aptiv. Historically, we have shared economies of scale in costs, employees, vendor relationships and customer relationships. Although we will enter into a transition services agreement with Aptiv, these arrangements may not fully capture the benefits that we have enjoyed as a result of being integrated with Aptiv and may result in our paying higher amounts than in the past for these products and services. This could have an adverse effect on our results of operations and financial condition following the completion of the separation;

•	generally, our working capital requirements and capital for our general corporate purposes, including investments and capital expenditures, have historically been satisfied as part of Aptiv’s corporate cash management strategies and capital structure. Following the completion of the separation, we will need to obtain additional financing from sources which may include banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements;

•	our historical financial information does not reflect the debt or the associated interest expense that we will incur as part of the separation and distribution. After the completion of the separation, the cost of capital for our business will likely be higher than Aptiv’s cost of capital prior to the separation.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Aptiv. For additional information about the historical financial performance of our businesses and the basis of presentation of the historical combined financial statements and the unaudited pro forma condensed combined financial statements of our businesses, see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Aptiv, and we may no longer enjoy certain benefits from Aptiv as an independent, publicly traded company.

There is a risk that, by separating from Aptiv, Delphi Technologies may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Aptiv organizational structure. We are able to use Aptiv’s size and purchasing power in procuring various goods and services and have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Following the separation from Aptiv, we will be a smaller and less diversified company than Aptiv, and will not have access to financial and other resources comparable to those of Aptiv prior to the separation. As an independent, publicly traded company, we may not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets. Although we will enter into a transition services agreement with Aptiv, these arrangements may not fully capture the benefits we have enjoyed as a result of being integrated with Aptiv and may result in our paying higher amounts than in the past for these services, which could decrease our overall profitability. This could have an adverse effect on our results of operations and financial condition following the completion of the separation.

Additionally, we may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	the actions required to separate Delphi Technologies’ and Aptiv’s respective businesses could disrupt our and Aptiv’s operations;

•	certain costs and liabilities that were otherwise less significant to Aptiv as a whole will be more significant for Delphi Technologies and Aptiv as stand-alone companies;

•	we will incur costs in connection with the transition to being a stand-alone public company that will include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning Delphi Technologies personnel, costs related to establishing a new brand identity in the marketplace and costs to separate information systems; and

•	we may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if it were still a part of Aptiv; and (iii) following the separation, our businesses will be less diversified than Aptiv’s businesses prior to the separation.

The assets and resources we acquire from Aptiv may not be sufficient for us to operate as a stand-alone company, and we may experience difficulty in separating our assets and resources from Aptiv.

Because we have not operated as an independent company in the past, we may need to acquire assets and resources in addition to those contributed by Aptiv and its subsidiaries to our company and our subsidiaries in connection with our separation from Aptiv. We may also face difficulty in separating our assets from Aptiv’s assets and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be harmed if we fail to acquire assets that prove to be important to our operations or if we incur unexpected costs or encounter other difficulties in separating our assets from Aptiv’s assets or integrating newly acquired assets.

Historically, we have relied on financial, administrative and other resources of Aptiv to operate our business. In conjunction with our separation from Aptiv, we will need to create our own financial, administrative and other support systems or contract with third parties to replace Aptiv’s systems. We expect the cost of creating this infrastructure to be approximately $120 million, which includes approximately $55 million in capital expenditures, in the fiscal year following the completion of the separation. We will enter into a transition services agreement with Aptiv under which Aptiv will provide certain transitional services to us, including services related to accounting, tax, IT and other infrastructure management. See “Certain Relationships and Related Transactions—Agreements with Aptiv” for a description of these services. These services may not be sufficient to meet our needs, and, after our agreement with Aptiv expires, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have. Any failure or significant downtime in our own financial or administrative systems or in Aptiv’s financial or administrative systems during the transitional period could impact our results and/or prevent us from paying our employees, or performing other administrative services on a timely basis and could materially and adversely affect us.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the separation and distribution.

Our financial results previously were included within the consolidated results of Aptiv. Although we believe that our financial reporting and internal controls were appropriate for those of a subsidiary of a public company, we were not directly subject to reporting and other requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the spin-off, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our first required Annual Report on Form 10-K, we intend to comply with Section 404 of the Sarbanes Oxley Act of 2002, as amended (the “Sarbanes Oxley Act”), which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations may place significant demands on management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to its business and financial condition. Under the Sarbanes Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade its systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flow.

As we build our information technology infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions.

After the separation, we will install and implement information technology infrastructure to support certain of our business functions, including accounting and reporting, manufacturing process control, customer service, inventory control and distribution. We may incur temporary interruptions in business operations if we cannot transition effectively from Aptiv’s existing transactional and operational systems, data centers and the transition services that support these functions. We may not be successful in implementing our new systems and transitioning our data, and we may incur substantially higher costs for implementation than currently anticipated. Our failure to avoid operational interruptions as we implement the new systems and replace Aptiv’s information technology services, or our failure to implement the new systems and replace Aptiv’s services successfully, could disrupt our business and have a material adverse effect on our profitability. In addition, if we are unable to replicate or transition certain systems, our ability to comply with regulatory requirements could be impaired.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that Delphi Technologies’ financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Potential indemnification liabilities to Aptiv pursuant to the separation agreement could materially adversely affect Delphi Technologies.

The separation agreement with Aptiv will provide for, among other things, the principal corporate transactions required to effect the separation, certain conditions to the separation and provisions governing the relationship between Delphi Technologies and Aptiv with respect to and resulting from the separation. For a description of the separation agreement, see “Certain Relationships and Related Transactions—Agreements with Aptiv.” Among other things, the separation agreement will provide for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to its business activities, whether incurred prior to or after the separation, as well as those obligations of Aptiv assumed by us pursuant to the separation agreement. If we are required to indemnify Aptiv under the circumstances set forth in the separation agreement, we may be subject to substantial liabilities.

We may have potential business conflicts of interest with Aptiv with respect to our past and ongoing relationships.

Conflicts of interest may arise between Aptiv and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Aptiv;

•	intellectual property matters;

•	employee recruiting and retention; and

•	business combinations involving our company.

We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party

After the separation, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Aptiv.

Because of their current or former positions with Aptiv, certain of our expected executive officers and directors own equity interests in Aptiv. Continuing ownership of shares of Aptiv ordinary shares and equity awards, or service as a director at both companies could create, or appear to create, potential conflicts of interest if Delphi Technologies and Aptiv face decisions that could have implications for both Delphi Technologies and Aptiv.

Until the separation occurs, Aptiv has sole discretion to change the terms of the separation in ways that may be unfavorable to us.

Until the separation occurs, Delphi Technologies will be a wholly-owned subsidiary of Aptiv. Accordingly, Aptiv will effectively have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to us. In addition, the separation and distribution and related transactions are subject to the satisfaction or waiver by Aptiv in its sole discretion of a number of conditions. We cannot assure you that any or all of these conditions will be met. Aptiv may also decide at any time not to proceed with the separation and distribution.

Delphi Technologies may have received better terms from unaffiliated third parties than the terms it will receive in its agreements with Aptiv.

The agreements Delphi Technologies will enter into with Aptiv in connection with the separation, such as a Separation and Distribution Agreement, a Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement will be prepared in the context of our separation from Aptiv while we are still a wholly-owned subsidiary of Aptiv. Accordingly, during the period in which the terms of those agreements will be prepared, we will not have an independent board of directors or a management team that is independent of Aptiv. As a result, while those agreements are intended to have arm’s-length terms, the agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Aptiv and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. For more information, see the section entitled “Certain Relationships and Related Transactions.”

We or Aptiv may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

The separation agreement and other agreements to be entered into in connection with the separation will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services for a period of time after the separation. We will rely on Aptiv to satisfy our performance and payment obligations under these agreements. If Aptiv is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our businesses effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that Aptiv currently provides to us. However, we may not be successful in implementing these systems and services or in transitioning data from Aptiv’s systems to ours.

Challenges in the commercial and credit environment may materially adversely affect our and Aptiv’s ability to complete the separation.

Our ability to issue debt or enter into other financing arrangements on acceptable terms could be materially adversely affected if there is a material decline in the demand for our products or in the solvency of its customers or suppliers or if other significantly unfavorable changes in economic conditions occur. Volatility in the global financial markets could increase borrowing costs or affect our ability to gain access to the capital markets, all of which could have a material adverse effect on our or Aptiv’s ability to complete the separation.

After our separation from Aptiv, we will have debt obligations that could adversely affect our businesses and our ability to meet our obligations and pay dividends.

Immediately following the separation, we expect to have approximately $1,550 million principal amount of indebtedness. See “Description of Material Indebtedness.” We may also incur additional indebtedness in the future. This significant amount of debt could have important, adverse consequences to us and our investors, including:

•	requiring a substantial portion of our cash flow from operations to make interest payments;

•	making it more difficult to satisfy other obligations;

•	increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our businesses;

•	limiting our flexibility in planning for, or reacting to, changes in our businesses and industries; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase or redeem ordinary shares.

To the extent that we incur additional indebtedness, the risks described above could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to service its outstanding debt or to repay the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to service or refinance its debt.

Risks Related to Tax Matters

Taxing authorities could challenge our historical and future tax positions.

Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory rates and changes in tax laws or their interpretation including changes related to tax holidays or tax incentives. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or if tax rates or regimes applicable to us in such jurisdictions are otherwise increased.

The amount of tax we pay is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We have taken and will continue to take tax positions based on our interpretation of such tax laws. In particular, we will seek to organize and operate ourselves in such a way that we are and remain tax resident in the United Kingdom. Additionally, in determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from tax examinations. While it is often difficult to predict the final outcome or the timing of the resolution of a tax examination, our reserves for uncertain tax benefits reflect the outcome of tax positions that are more likely than not to occur. While we believe that we have complied with all applicable tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess us with additional taxes. Should additional taxes be assessed, this may result in a material adverse effect on our results of operations and financial condition.

There could be significant liability if the distribution and certain restructuring transactions in connection with the distribution fail to qualify as a tax-free transaction for U.S. federal income tax purposes, or if certain restructuring transactions entered into in connection with the distribution are not taxed as intended.

In connection with the distribution, Aptiv expects to receive an opinion of Latham & Watkins LLP, tax counsel to Aptiv, substantially to the effect that, for U.S. federal income tax purposes, the distribution will qualify as a distribution under Section 355(a) of the Code, subject to certain qualifications and limitations. Based on this tax treatment, for U.S. federal income tax purposes, except with respect to cash received in lieu of a fractional Delphi Technologies ordinary share, no gain or loss will be recognized by Aptiv’s shareholders and no amount will be included in their income, upon the receipt of Delphi Technologies ordinary shares in the distribution. The opinion will be based on and rely on, among other things, certain facts, assumptions, representations and undertakings from Aptiv and Delphi Technologies, including those regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not satisfied, Aptiv may not be able to rely on the opinion, and Aptiv’s shareholders could be subject to significant U.S. federal income tax liabilities. Notwithstanding the opinion of tax counsel, the IRS could determine on audit that the distribution is taxable to Aptiv’s shareholders if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion. For more information regarding the tax opinion, see “Our Separation from Aptiv—Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares—Material U.S. Federal Income Tax Consequences of the Distribution and the Ownership and the Disposition of Delphi Technologies Ordinary Shares.”

If the distribution is ultimately determined to be taxable to Aptiv’s shareholders for U.S. federal income tax purposes, the distribution could be treated as a taxable dividend or capital gain to Aptiv’s shareholders for U.S. federal income tax purposes, and Aptiv’s shareholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities. For a more detailed discussion, see the section entitled “Our Separation from Aptiv—Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares—Material U.S. Federal Income Tax Consequences of the Distribution and the Ownership and the Disposition of Delphi Technologies Ordinary Shares.”

In addition, Aptiv expects that restructuring transactions undertaken in connection with the distribution will be taxed in a certain manner. If, contrary to Aptiv’s expectations, such transactions are taxed in a different manner, Aptiv and/or Delphi Technologies may incur additional tax liabilities which may be substantial. If Delphi Technologies is required to pay any such liabilities, the payments could materially adversely affect Delphi Technologies’ financial position.

Under the tax matters agreement that Aptiv and Delphi Technologies intend to enter into, Delphi Technologies will generally be required to indemnify Aptiv against taxes incurred by Aptiv that arise as a result of Delphi Technologies taking or failing to take, as the case may be, certain actions that result in the distribution failing to meet the requirements of a distribution under Section 355(a) of the Code, or that result in certain restructuring transactions in connection with the distribution failing to meet the requirements for tax-free treatment for U.S. federal income tax purposes.

Delphi Technologies may not be able to engage in desirable strategic or capital raising transactions after the separation.

Aptiv and Delphi Technologies will engage in various restructuring transactions in connection with the distribution. To preserve the tax-free treatment of certain such restructuring transactions for U.S. federal income tax purposes, for the two-year period following the separation, under the tax matters agreement that Delphi Technologies has entered into with Aptiv, Delphi Technologies may be prohibited, except in specific circumstances, from (i) entering into any transaction pursuant to which all or a portion of the Delphi Technologies ordinary shares would be acquired, whether by merger or otherwise, (ii) ceasing to actively conduct certain of its businesses or (iii) taking or failing to take any other action that would prevent certain of such restructuring transactions from qualifying as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. These restrictions may limit for a period of time Delphi Technologies’ ability to pursue certain strategic transactions or other transactions that Delphi Technologies may believe to be in the best interests of its shareholders or that might increase the value of its business. For more information, see “Certain Relationships and Related Transactions—Agreements with Aptiv—Tax Matters Agreement.”

Risks Related to Our Jurisdiction of Incorporation

The rights of shareholders of Jersey corporations differ in some respects from those of shareholders of U.S. corporations.

We will be incorporated under the laws of Jersey. The rights of holders of ordinary shares are governed by Jersey law, including the Companies (Jersey) Law 1991, as amended, and by our memorandum and articles of association (“Articles of Association”). These rights differ in some respects from the rights of shareholders in corporations incorporated in the United States. See “Description of Share Capital—Comparison of United States and Jersey Corporate Law.”

Risks Related to Delphi Technologies’ Ordinary Shares

We cannot be certain that an active trading market for our ordinary shares will develop or be sustained after the separation, and following the separation, our stock price may fluctuate significantly.

A public market for our ordinary shares does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of our ordinary shares will begin on a “when-issued” basis and will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our ordinary shares after the separation. If an active trading market does not develop, you may have difficulty selling your shares of Delphi Technologies ordinary shares at an attractive price, or at all. In addition, we cannot predict the prices at which shares of Delphi Technologies ordinary shares may trade after the separation.

Similarly, we cannot predict the effect of the separation on the trading prices of our ordinary shares. After the separation, Aptiv’s ordinary shares will continue to be listed and traded on the NYSE. Subject to the consummation of the separation, we expect the Delphi Technologies ordinary shares to be listed and traded on the NYSE under the symbol “DLPH.” The combined trading prices of Aptiv’s ordinary shares and Delphi Technologies’ ordinary shares after the separation, as adjusted for any changes in the combined capitalization of these companies, may not be equal to or greater than the trading price of Aptiv’s ordinary shares prior to the separation. Until the market has fully evaluated the business of Aptiv without the Delphi Technologies businesses, or fully evaluated Delphi Technologies, the price at which Aptiv’s or our ordinary shares trades may fluctuate significantly.

The market price of our ordinary shares may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of Aptiv’s current shareholders, causing a shift in our investor base, and our ordinary shares may not be included in some indices in which Aptiv’s ordinary shares are included, causing certain holders to sell their shares;

•	our quarterly or annual earnings, or those of other companies in its industry;

•	the failure of securities analysts to cover our ordinary shares after the separation;

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	changes to the regulatory and legal environment in which we operate;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our ordinary shares.

A number of shares of our ordinary shares are or will be eligible for future sale, which may cause our stock price to decline.

Any sales of substantial amounts of our ordinary shares in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our ordinary shares to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately          million shares of our ordinary shares issued and outstanding. These shares will be freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), unless the shares are owned by one or more of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. We are unable to predict whether large amounts of our ordinary shares will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.

We cannot guarantee the payment of dividends on its ordinary shares, or the timing or amount of any such dividends.

We have not yet determined the extent to which we will pay dividends on our ordinary shares. The payment of any dividends in the future, and the timing and amount thereof, to our shareholders will fall within the discretion of our board of directors. The decisions by our board of directors regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements and other factors that our board of directors deems relevant. For more information, see “Dividend Policy.” Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends.

Your percentage ownership in Delphi Technologies may be diluted in the future.

In the future, your percentage ownership in Delphi Technologies may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. Our employees will have rights to receive shares of our ordinary shares after the distribution as a result of the conversion of their Aptiv restricted stock units to Delphi Technologies restricted stock units. The conversion of these Aptiv awards into Delphi Technologies awards is described in further detail in the section entitled “Our Separation from Aptiv.” As of the date of this information statement, the exact number of shares of our ordinary shares that will be subject to the converted Delphi Technologies options, restricted stock units and performance stock units is not determinable, and, therefore, it is not possible to determine the extent to which your percentage ownership in Delphi Technologies could be diluted as a result of the conversion. It is anticipated that our compensation committee will grant additional equity awards to our employees and directors after the distribution, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our ordinary shares.

In addition, our Articles of Association will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our ordinary shares respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our ordinary shares. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of the ordinary shares. See “Description of Share Capital.”

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our ordinary shares will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our shares or our industry, or the shares of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our ordinary shares could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose viability in the market, which in turn could cause our share price or trading volume to decline.

Provisions of our Articles of Association could delay or prevent a takeover of us by a third party.

Our Articles of Association could delay, defer or prevent a third party from acquiring us, despite any possible benefit to our shareholders, or otherwise adversely affect the price of our ordinary shares. For example, our Articles of Association will:

•	permit our board of directors to issue one or more series of preferred shares with rights and preferences designated by our board;

•	impose advance notice requirements for shareholder proposals and nominations of directors to be considered at shareholder meetings;

•	limit the ability of shareholders to remove directors without cause; and

•	require that all vacancies on our board of directors be filled by our directors

These provisions may discourage potential takeover attempts, discourage bids for our ordinary shares at a premium over the market price or adversely affect the market price of, and the voting and other rights of the holders of, our ordinary shares. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors other than the candidates nominated by our board of directors. See “Description of Share Capital” for additional information on the anti-takeover measures that may be applicable to us.

FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements that reflect, when made, the Company’s current views with respect to current events and financial performance. Such forward-looking statements are subject to many risks, uncertainties and factors relating to the Company’s operations and business environment, which may cause the actual results of the Company to be materially different from any future results, express or implied, by such forward-looking statements. All statements that address future operating, financial or business performance or the Company’s strategies or expectations are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following:

•	global and regional economic conditions, including conditions affecting the credit market and resulting from the United Kingdom referendum held on June 23, 2016 in which voters approved an exit from the European Union, commonly referred to as “Brexit”;

•	fluctuations in interest rates and foreign currency exchange rates;

•	the cyclical nature of automotive sales and production;

•	the potential disruptions in the supply of and changes in the competitive environment for raw material integral to our products;

•	our ability to maintain contracts that are critical to our operations;

•	potential changes to beneficial free trade laws and regulations such as the North American Free Trade Agreement;

•	our ability to integrate and realize the benefits of acquisitions;

•	our ability to attract, motivate and/or retain key executives;

•	our ability to avoid or continue to operate during a strike, or partial work stoppage or slow down by any of our unionized employees or those of our principal customers;

•	our ability to attract and retain customers;

•	the amount of debt that we currently have or may incur in the future;

•	our separation from Aptiv and our ability to operate as a stand-alone public company;

•	our ability to achieve the intended benefits from our separation from Aptiv; and

•	potential business conflicts of interest with Aptiv.

Additional factors are discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect the Company. It should be remembered that the price of the ordinary shares can go down as well as up. Forward-looking statements speak only as of the date they are made and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise, except as may be required by law.

OUR SEPARATION FROM APTIV

General

The Aptiv board of directors determined upon careful review and consideration that the separation of Delphi Technologies from the rest of Aptiv and the establishment of Delphi Technologies as a separate, publicly-traded company was in the best interests of Aptiv.

The Aptiv board of directors periodically reviews Aptiv’s business portfolio and capital allocation options, with the goal of enhancing shareholder value. In reaching the decision to create two independent public companies, Aptiv’s board considered strategic alternatives for Delphi Technologies and concluded that the creation of two independent public companies was then advisable and in the best interests of Aptiv. As part of this evaluation, Aptiv considered a number of factors, including the strategic focus and flexibility for Aptiv and Delphi Technologies after the spin-off, the ability of Delphi Technologies to compete and operate efficiently and effectively after the spin-off, the financial profiles of Aptiv and Delphi Technologies and the expected potential reaction of investors.

As a result of this evaluation, the Aptiv board of directors believes that separating the Delphi Technologies business from the remainder of Aptiv is in the best interests of Aptiv for a number of reasons, including:

•	Strategic Focus—The separation will allow each of Delphi Technologies and Aptiv to focus on their distinct product portfolios and unique opportunities for long-term growth and profitability, and to allocate capital and corporate resources in a manner that focuses on achieving each company’s own operating priorities and financial objectives. Specifically, Aptiv will pursue a strategy of developing advanced electronics and electrical architecture technology solutions, with a resource allocation strategy focused on investments in these spaces. Delphi Technologies will pursue a strategy of continuing to develop powertrain technologies for gas and diesel engines, as well as hybrid and electric vehicles, in order to help its customers meet increasingly stringent global regulatory requirements while also enhancing vehicle performance and providing additional power.

•	Strategic Flexibility—The separation will provide each company with increased flexibility to pursue independent strategic and financial plans and strategic partnerships without having to consider the potential impact on the businesses of the other company. The separation will also provide each company the flexibility to pursue tailored investments in advanced technologies that solve their customers’ most complex challenges.

•	Capital Allocation—The separation will enable each of Delphi Technologies and Aptiv to create independent capital structures that will afford each company direct access to the debt and equity capital markets to fund organic and inorganic growth opportunities and to establish an appropriate capital structure for their strategy and business needs.

•	Investor Choice—The separation will allow investors to evaluate the separate investment characteristics of each company, including the merits, performance and future prospects of their respective businesses, and make investment decisions based on their distinct characteristics.

The anticipated benefits of the separation are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event the separation does not result in such benefits, the costs associated with the separation could have a material adverse effect on each company individually and in the aggregate.

Our board of directors has carefully reviewed the separation transaction and determined that establishing us as a separate, publicly traded company is in our best interests.

In furtherance of this plan, Aptiv will distribute 100% of our ordinary shares held by Aptiv to holders of Aptiv ordinary shares, subject to certain conditions. The distribution of our ordinary shares is expected to take

place on         ,     . On the distribution date, each holder of Aptiv ordinary shares will receive              of our ordinary shares for every         ordinary share(s) of Aptiv held at the close of business on the distribution record date, as described below. You will not be required to make any payment, surrender or exchange your ordinary shares of Aptiv or take any other action to receive your ordinary shares of Delphi Technologies to which you are entitled on the distribution date.

The distribution of our ordinary shares as described in this information statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that the distribution will be completed. For a more detailed description of these conditions, see the section entitled “Conditions to the Distribution” below.

The Number of Shares You Will Receive

For every         ordinary share(s) of Aptiv that you owned at the close of business on         ,         , the distribution record date, you will receive              of our ordinary share(s) on the distribution date.

Transferability of Shares You Receive

The ordinary shares of Delphi Technologies distributed to Aptiv shareholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act. Persons who may be deemed to be our affiliates after the separation generally include individuals or entities that control, are controlled by or are under common control with us and may include directors and certain officers or principal shareholders of us. Our affiliates will be permitted to sell their Delphi Technologies ordinary shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144.

When and How You Will Receive the Distributed Shares

Aptiv will distribute the ordinary shares of Delphi Technologies on         ,         , the distribution date. Computershare will serve as distribution agent and registrar for our ordinary shares and as distribution agent in connection with the distribution.

If you own ordinary shares of Aptiv as of the close of business on the record date, Aptiv, with the assistance of Computershare, will electronically distribute ordinary shares to your bank or brokerage firm on your behalf or through the systems of the DTC (if you hold the shares through a bank or brokerage firm that uses DTC) or to you in book-entry form and Computershare will mail you a book-entry account statement that reflects your ordinary shares of Delphi Technologies.

Most Aptiv shareholders hold their ordinary shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Aptiv ordinary shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the ordinary shares of Delphi Technologies that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

If you sell ordinary shares of Aptiv in the “regular-way” market up to and including the distribution date, you will be selling your right to receive ordinary shares of Delphi Technologies in the distribution.

General Treatment of Fractional Ordinary Shares

Aptiv will not distribute any fractional ordinary shares to its shareholders. Instead, the transfer agent will aggregate fractional ordinary shares into whole ordinary shares, sell the whole ordinary shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional ordinary shares such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional ordinary share in the distribution. The transfer agent, in its sole discretion, without any influence by Aptiv or us, will determine when, how, through which broker-dealer and at what price to sell the whole ordinary shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Aptiv or us. Neither we nor Aptiv will be able to guarantee any minimum sale price in connection with the sale of these ordinary shares. Recipients of cash in lieu of fractional ordinary shares will not be entitled to any interest on the amounts of payment made in lieu of fractional ordinary shares.

The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. For an explanation of the material U.S. federal income tax consequences of the distribution, see the section entitled “Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares—Material U.S. Federal Income Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares” below. We estimate that it will take approximately         weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you are the registered holder of ordinary shares of Aptiv, you will receive a check from the distribution agent in an amount equal to your pro-rate share of the aggregate net cash proceeds of the sale. If you hold your Aptiv ordinary shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro-rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Treatment of Equity-Based Compensation

With respect to Aptiv restricted stock units held by Delphi Technologies employees, including Delphi Technologies’ NEOs (as defined under “Compensation Discussion and Analysis”), that are outstanding on the distribution date and for which the underlying security is Aptiv ordinary shares, we currently anticipate that each such outstanding Aptiv restricted stock unit (other than performance-based restricted stock units (“PRSUs”)) will be equitably adjusted or converted into an award with respect to Delphi Technologies ordinary shares. Each other Aptiv restricted stock unit that is outstanding on the distribution date and for which the underlying security is Aptiv ordinary shares (other than PRSUs) will also be equitably adjusted or converted, but will continue to relate to Aptiv ordinary shares. In each case, the outstanding Aptiv award will be equitably adjusted or converted in a manner intended to preserve the approximate intrinsic value of such Aptiv equity award from directly before to directly after the spin-off. More specifically, with respect to each adjusted or converted award covering Delphi Technologies ordinary shares, the number of underlying shares will be determined based on a ratio, as further described in the Employee Matters Agreement, applied to the number of Aptiv ordinary shares subject to the original Aptiv award outstanding on the distribution date. Further, we currently anticipate that PRSUs and their applicable performance objectives and criteria will also be equitably adjusted in accordance with the terms of Aptiv’s equity compensation plans so that, generally, each award will retain directly after the spin-off approximately the same intrinsic value that the awards had directly prior to the spin-off. Specific treatment may, however, depend on the year in which the PRSUs were originally granted and whether the holders of such awards will continue employment with Aptiv or Delphi Technologies. To the extent that an affected employee is employed in a non-U.S. jurisdiction, and the adjustments or conversions contemplated above could result in adverse tax consequences or other adverse regulatory consequences, Aptiv may determine that a different equitable adjustment or grant will apply in order to avoid any such adverse consequences.

Results of the Separation

After our separation from Aptiv, Delphi Technologies will be a separate, publicly traded company. Immediately following the distribution we expect to have approximately         of our ordinary shares outstanding. The actual number of shares to be distributed will be determined after                 ,                 , the record date of the distribution. The distribution will not affect the number of outstanding ordinary shares of Aptiv. No fractional ordinary shares of Delphi Technologies will be distributed.

Delphi Technologies will enter into a separation and distribution agreement and other related agreements with Aptiv to effect the separation and distribution and provide a framework for Delphi Technologies’ relationship with Aptiv after the separation. These agreements will provide for the allocation between Aptiv and Delphi Technologies of assets, liabilities and obligations attributable to periods prior to Delphi Technologies’ separation from Aptiv and will govern the relationship between Aptiv and Delphi Technologies after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Transactions.”

Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares

Aptiv is a public limited company incorporated under the laws of Jersey and resident for tax purposes in the U.K. Delphi Technologies is also a public limited company incorporated under the laws of Jersey and we intend to be centrally managed and controlled in the U.K. such that we should be treated as resident in the U.K. for U.K tax purposes.

Accordingly, the following represents a summary of the U.S., U.K., and Jersey tax consequences of the distribution and the ownership and disposition of Delphi Technologies ordinary shares.

The statements made under the heading “Material U.S. Federal Income Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares” below are based on the Code, the U.S. Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, all in effect as of the date hereof, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

The statements made under the heading “Material U.K. Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares” below are based upon U.K. tax laws and the practice of the Her Majesty’s Revenue & Customs (HMRC) in effect as of the date hereof, which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

The statements made under the heading “Certain Jersey Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares” below are based upon Jersey tax laws and the practice of the Jersey Taxes Office in effect as of the date hereof, which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

Material U.S. Federal Income Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares

The following is a summary of the material U.S. federal income tax consequences of the distribution to U.S. Holders and Non-U.S. Holders (each as defined below) and a summary of the material U.S. federal income tax consequences of the ownership and disposal of Delphi Technologies ordinary shares for U.S. Holders and Non-US Holders.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Aptiv ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of Aptiv ordinary shares that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.

This summary also does not discuss all tax considerations that may be relevant to holders in light of their particular circumstances, nor does it address the consequences to holders subject to special treatment under the U.S. federal income tax laws, such as:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	dealers or brokers in securities, commodities or currencies;

•	tax-exempt organizations;

•	banks, insurance companies or other financial institutions;

•	mutual funds;

•	regulated investment companies and real estate investment trusts;

•	a corporation that accumulates earnings to avoid U.S. federal income tax;

•	holders who hold individual retirement or other tax-deferred accounts;

•	holders who acquired Aptiv ordinary shares pursuant to the exercise of stock options or otherwise as compensation;

•	holders who own, or are deemed to own, at least 10% or more, by voting power or value, of Aptiv ordinary shares;

•	holders who hold Aptiv ordinary shares as part of a hedge, appreciated financial position, straddle, constructive sale, conversion transaction or other risk reduction transaction;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	U.S. Holders who have a functional currency other than the U.S. dollar;

•	holders who are subject to the alternative minimum tax;

•	partnerships or other pass-through entities or investors in such entities; or

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

This summary does not address the U.S. federal income tax consequences to Aptiv shareholders who do not hold shares of Aptiv ordinary shares as a capital asset. Moreover, this summary does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences, or the consequences of the Medicare tax on net investment income.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Aptiv ordinary shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Aptiv ordinary shares should consult their own tax advisors regarding the tax consequences of the distribution.

This summary further assumes that neither Aptiv nor Delphi Technologies is a passive foreign investment company (“PFIC”). In that regard, we believe that neither Aptiv nor Delphi Technologies is currently a PFIC, and we do not expect either entity to become one in the foreseeable future. To the extent either Aptiv or Delphi

Technologies is a PFIC, the tax consequences described below may be materially different. Accordingly, holders should consult their own tax advisors regarding the tax consequences if either Aptiv or Delphi Technologies is a PFIC.

U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders

In connection with the distribution, Aptiv expects to receive an opinion of Latham & Watkins LLP, tax counsel to Aptiv, substantially to the effect that, for U.S. federal income tax purposes, subject to certain qualifications and limitations, the distribution will qualify as a distribution under Section 355(a) of the Code. If the distribution is so treated, then for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder of Aptiv ordinary shares, solely as a result of the receipt of Delphi Technologies ordinary shares in the distribution;

•	the aggregate tax basis of the shares of Aptiv ordinary shares and shares of Delphi Technologies ordinary shares in the hands of a U.S. Holder of Aptiv ordinary shares immediately after the distribution will be the same as the aggregate tax basis of the shares of Aptiv ordinary shares held by the holder immediately before the distribution, allocated between the Aptiv ordinary shares and Delphi Technologies ordinary shares, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the distribution;

•	the holding period with respect to shares of Delphi Technologies ordinary shares received by a U.S. Holder of Aptiv ordinary shares will include the holding period of its shares of Aptiv ordinary shares; and

•	a U.S. Holder of Aptiv ordinary shares who receives cash in lieu of a fractional share of Delphi Technologies ordinary shares in the distribution will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the holder’s holding period for its shares of Aptiv ordinary shares exceeds one year.

U.S. Treasury Regulations generally provide that if a U.S. Holder of Aptiv ordinary shares holds different blocks of Aptiv ordinary shares (generally shares of Aptiv ordinary shares purchased or acquired on different dates or at different prices), the aggregate basis for each block of Aptiv ordinary shares purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of Delphi Technologies ordinary shares received in the distribution in respect of such block of Aptiv ordinary shares and such block of Aptiv ordinary shares, in proportion to their respective fair market values, and the holding period of the shares of Delphi Technologies ordinary shares received in the distribution in respect of such block of Aptiv ordinary shares will include the holding period of such block of Aptiv ordinary shares, provided that such block of Aptiv ordinary shares was held as a capital asset on the distribution date. If a U.S. Holder of Aptiv ordinary shares is not able to identify which particular shares of Delphi Technologies ordinary shares are received in the distribution with respect to a particular block of Aptiv ordinary shares, for purposes of applying the rules described above, the U.S. Holder may designate which shares of Delphi Technologies ordinary shares are received in the distribution in respect of a particular block of Aptiv ordinary shares, provided that such designation is consistent with the terms of the distribution. Holders of Aptiv ordinary shares are encouraged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

U.S. Holders should note that the opinion that Aptiv expects to receive from Latham & Watkins LLP will be based on certain facts and assumptions, and certain representations and undertakings, from Delphi Technologies and Aptiv, and is not binding on the U.S. Internal Revenue Service (the “IRS”), or the courts. If any of the facts, representations, assumptions or undertakings relied upon in the opinion is not correct, is incomplete or has been violated, Aptiv’s ability to rely on the opinion of counsel could be jeopardized. However, Aptiv is not aware of any facts or circumstances that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions that Aptiv expects to be included in the opinion, the distribution is ultimately determined to not qualify as a distribution under Section 355(a) of the Code, each U.S. Holder who receives shares of Delphi Technologies ordinary shares in the distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of the Delphi Technologies ordinary shares that were distributed to the holder. Specifically, the full value of the Delphi Technologies ordinary shares distributed to a U.S. Holder generally would be treated first as a taxable dividend to the extent of the holder’s pro rata share of Aptiv’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the holder’s basis in the Aptiv ordinary shares, and finally as capital gain from the sale or exchange of Aptiv ordinary shares with respect to any remaining value.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Delphi Technologies Ordinary Shares to U.S. Holders

Distributions on Delphi Technologies Ordinary Shares

We have not yet determined the extent to which we will pay dividends on our ordinary shares. If our board of directors determines to make distributions of cash or other property on its ordinary shares, such distributions will be treated first as a dividend to the extent of Delphi Technologies’ current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

If Delphi Technologies is not a PFIC, subject to certain limitations, including minimum holding period requirements, dividends paid to non-corporate U.S. Holders may be “qualified dividend income” taxable at a maximum rate of 20%. U.S. Holders should consult their tax advisors regarding the availability of this preferential tax rate under their particular circumstances.

Subject to certain exceptions, dividends on Delphi Technologies ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Delphi Technologies with respect to its ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Sale or Other Taxable Disposition of Delphi Technologies Ordinary Shares

Upon a subsequent sale or other taxable disposition of Delphi Technologies ordinary shares, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Delphi Technologies ordinary share equal to the difference between the amount realized on the disposition of the ordinary share and the U.S. Holder’s tax basis in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, who has held the ordinary share for more than one year, you generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss you recognize generally will be treated as U.S. source income or loss.

U.S. Federal Income Tax Consequences of the Distribution and of the Ownership and Disposition of Delphi Technologies Ordinary Shares to Non-U.S. Holders

Any (i) gain or loss recognized by a Non-U.S. Holder in connection with the distribution, (ii) distributions of cash or property paid to a Non-U.S. Holder in respect of Delphi Technologies ordinary shares or (iii) gain realized upon the sale or other taxable disposition of Delphi Technologies ordinary shares generally will not be subject to U.S. federal income taxation unless:

•	the gain or distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

•	in the case of gain only, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

U.S. Treasury Regulations require certain shareholders who receive shares in a distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

Certain persons holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to Delphi Technologies ordinary shares, subject to certain exceptions (including an exception for Delphi Technologies ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax returns, for each year in which they hold Delphi Technologies ordinary shares. Delphi Technologies shareholders should consult their tax advisors regarding information reporting requirements relating to their ownership of Delphi Technologies ordinary shares.

U.S. Holders

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives cash in lieu of fractional shares of Delphi Technologies ordinary shares in the distribution or receives payments on Delphi Technologies ordinary shares or proceeds from the sale or other taxable disposition of such shares, in each case effected within the United States or through certain U.S.-related financial intermediaries. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•	the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, Delphi Technologies ordinary shares are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required, under certain circumstances, to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH APTIV SHAREHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Material U.K. Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares

The following is a summary of the material U.K. corporation tax, stamp tax and income tax consequences of the distribution for certain beneficial owners of Aptiv shares and a summary of the material U.K. corporation tax, stamp tax and income tax consequences of the ownership and disposition of Delphi Technologies ordinary shares for certain beneficial owners of Delphi Technologies shares.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the shareholders and does not constitute tax advice. The summary is not exhaustive and shareholders should consult their own tax advisors about the U.K. tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the distribution and of the ownership, and disposition of Delphi Technologies ordinary shares.

Further, the following statements are intended to apply to holders of ordinary shares who are only resident or (in the case of capital gains tax) ordinarily resident for tax purposes in the U.K., who hold the ordinary shares as investments and who are the beneficial owners of the ordinary shares. The statements may not apply to certain classes of holders of ordinary shares, such as dealers in securities and persons acquiring ordinary shares in connection with their employment.

U.K. Corporation Tax and Income Tax Consequences of the Distribution

Assuming that the distribution qualifies under Section 1075 CTA 2010, there are no Chargeable Payments under Section 1088 CTA 2010 within five years, and either Aptiv obtains sufficient tax basis in its investment in Delphi Technologies as a result of the certain restructuring transactions related to the distribution or the distribution gives rise to an exempt gain by virtue of Schedule 7AC TCGA 1992:

•	No adverse U.K. corporation tax implications will arise for Aptiv as a result of the distribution.

•	No adverse U.K. corporation tax implications will arise for Delphi Technologies (or any of its subsidiaries) as a result of Delphi Technologies leaving the group for U.K. corporation tax purposes.

•	Any U.K. tax resident individual shareholders will be treated as having not received an income distribution from Aptiv such that they do not have a liability to U.K. income tax on receipt of Delphi Technologies shares, except to the extent that the shareholder receives cash in lieu of fractional share of Delphi Technologies ordinary shares in the distribution and the receipt of such cash is treated as an income transaction for U.K. tax purposes.

•	Any U.K. tax resident individual shareholders will not be treated as having made a disposal or part disposal of their shares in Aptiv for U.K. capital gains tax purposes such that no liability to U.K. capital gains tax should arise for those shareholders, except to the extent that the shareholder receives cash in lieu of fractional share of Delphi Technologies ordinary shares in the distribution and the receipt of such cash is treated as a capital gains transaction for U.K. tax purposes. The shares they receive in Delphi Technologies will be treated as the same asset, acquired at the same time as their shares in Aptiv and the base cost should be apportioned between shares.

•	To the extent that a U.K. tax resident shareholder receives cash in lieu of a fractional share of Delphi Technologies ordinary shares in the distribution and the receipt of such cash is treated as a capital gains transaction, the U.K. tax resident shareholder generally recognizes gain or loss in an amount equal to the difference between the amount of cash received and such holder’s adjusted basis in the fractional shares. However, it is noted that certain exceptions from needing to immediately recognize such gain or loss may be available, depending on the holder’s specific circumstances.

U.K. Stamp Tax Consequences of the Distribution

No stamp duty reserve tax will be payable on the issue of ordinary shares by Delphi Technologies or on any transfer of Delphi Technologies’ ordinary shares, provided that the ordinary shares are not registered in a register kept in the U.K. It is not intended that such a register will be kept in the U.K.

No stamp duty will be payable on the issue of ordinary shares by Delphi Technologies. No stamp duty will be payable on a transfer of Delphi Technologies’ ordinary shares provided that (i) any instrument of transfer is not executed inside the U.K., and (ii) such instrument of transfer does not relate to any property situated, or any matter or thing done or to be done, in the U.K.

U.K Corporation Tax and Income Tax Consequences of the Ownership and Disposition of Delphi Technologies Ordinary Shares for U.K. Resident Shareholders

Dividends

Individuals

An individual holder who receives a dividend from Delphi Technologies may, subject to their specific circumstances, be subject to U.K. income tax on the dividend income. The rates at which income tax is charged on taxable dividend income, i.e. dividend income in excess of any remaining personal allowance, vary from 0% (for the first £5,000 of taxable dividend income from Delphi Technologies or other investments) to 38.1%, depending on the individual’s amount of total taxable income (including Delphi Technologies dividends, other dividends and the individual’s other taxable income).

Corporate Shareholders within the Charge to U.K. Corporation Tax

Holders of ordinary shares within the charge to U.K. corporation tax which are “small companies” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 (“CTA 2009”) (for the purposes of U.K. taxation of dividends) will not be subject to U.K. corporation tax on any dividend received from Delphi Technologies provided certain conditions are met (including an anti-avoidance condition).

Other holders within the charge to U.K. corporation tax will not normally be subject to tax on dividends (including dividends from Delphi Technologies). If the conditions for exemption are not met or cease to be satisfied, or such a holder elects for an otherwise exempt dividend to be taxable, the holder will be subject to U.K. corporation tax on dividends received from Delphi Technologies, at the rate of corporation tax applicable to that holder.

Withholding Taxes

Delphi Technologies will not be required to deduct or withhold U.K. tax at source from dividend payments it makes.

Capital Gains

Individuals

For individual holders, the principal factors that will determine the U.K. capital gains tax position on a disposal or deemed disposal of ordinary shares are the extent to which the holder realizes any other capital gains in the U.K. tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or earlier U.K. tax years, and the level of the annual allowance of tax-free gains in that U.K. tax year (the “annual exemption”). The annual exemption for the 2017/2018 U.K. tax year is £11,300.

If, after all allowable deductions, an individual holder’s taxable income for the year exceeds the basic rate U.K. income tax limit, a taxable chargeable gain accruing on a disposal or deemed disposal of the ordinary shares would be taxed at 20%.

A holder who is an individual and who has ceased to be resident or ordinarily resident in the U.K. for tax purposes for a period of less than five complete tax years and who disposes of ordinary shares during that period may also be liable on his return to the U.K. to tax on any capital gain realized, subject to any available exemptions or reliefs.

Corporate Shareholders within the Charge to U.K. Corporation Tax

A disposal or deemed disposal of ordinary shares by a holder within the charge to U.K. corporation tax may give rise to a chargeable gain or allowable loss for the purposes of U.K. corporation tax, depending on the circumstances and subject to any available exemptions or reliefs. Corporation tax is charged on chargeable gains at the rate applicable to that company.

Holders within the charge to U.K. corporation tax will, for the purposes of computing chargeable gains, be allowed to claim an indexation allowance which applies to reduce capital gains (but not to create or increase an allowable loss) to the extent that such gains arise due to inflation.

U.K Corporation Tax and Income Tax Consequences of the Ownership and Disposition of Delphi Technologies Ordinary Shares for Non U.K. Resident Shareholders

Dividends

Holders of ordinary shares who are not resident in the U.K. will not generally be subject to U.K. taxation on the receipt of dividends.

Capital Gains

Holders of ordinary shares who are not resident or ordinarily resident in the U.K. will not generally be subject to U.K. taxation of capital gains on the disposal or deemed disposal of ordinary shares unless they are carrying on a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate holder, carrying on a trade in the U.K. through a permanent establishment) in connection with which the ordinary shares are used, held or acquired.

Stamp tax consequences of the ownership and disposition of Delphi Technologies ordinary shares

No stamp duty reserve tax will be payable on the issue of ordinary shares by Delphi Technologies or on any transfer of Delphi Technologies’ ordinary shares, provided that the ordinary shares are not registered in a register kept in the U.K. It is not intended that such a register will be kept in the U.K.

No stamp duty will be payable on a transfer of Delphi Technologies’ ordinary shares provided that (i) any instrument of transfer is not executed inside the U.K., and (ii) such instrument of transfer does not relate to any property situated, or any matter or thing done or to be done, in the U.K.

Material Jersey Tax Consequences of the Distribution and the Ownership and Disposition of Delphi Technologies Ordinary Shares

The following is a summary of the material Jersey tax consequences of the distribution for certain beneficial owners of Aptiv shares and a summary of the Jersey income and stamp tax consequences of the ownership and disposition of Delphi Technologies ordinary shares for certain beneficial owners of Delphi Technologies shares.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the shareholders and does not constitute tax advice. The summary is not exhaustive and shareholders should consult their own tax advisors about the Jersey tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the distribution and of the ownership, and disposition of Delphi Technologies ordinary shares.

Further, this summary applies only to shareholders who will own Delphi Technologies ordinary shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes, and shareholders who have, or who are deemed to have, acquired Delphi Technologies ordinary shares by virtue of a Jersey office or employment (performed or carried on in Jersey).

Material Jersey Income Tax Consequences of the Distribution

The beneficial holders of Aptiv ordinary shares (other than holders that are resident for Jersey tax purposes) will not be subject to any tax in Jersey in respect of the distribution. Jersey tax resident shareholders may be subject to income tax on the distribution, subject to their specific circumstances and to the extent that the distribution is not considered to be a capital distribution for Jersey tax purposes.

Jersey Stamp Duty Consequences of the Distribution

No Jersey stamp duty should be levied on the distribution.

Delphi Technologies’ Liability to Jersey Tax

Although Delphi Technologies is incorporated in Jersey, it will not be regarded as resident for tax purposes in Jersey due to the company being managed and controlled in the U.K. and hence being considered tax resident in the U.K. Therefore, Delphi Technologies will not be liable to Jersey income tax other than on Jersey source income (except where such income is exempted from income tax pursuant to the Income Tax (Jersey) Law 1961, as amended).

Material Jersey Income Tax Consequences of the Ownership and Disposition of Delphi Technologies Ordinary Shares

The holders of Delphi Technologies ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such ordinary shares. Jersey resident individuals may be subject to tax on dividends, depending on their circumstances, at an effective rate of up to 20% but will not be subject to tax on any gains arising on the disposition of Delphi Technologies shares as Jersey does not levy capital gains tax. Jersey resident corporations will also be subject to tax on dividends at the rate applicable to them, either 0%, 10% or 20%, but again will not be subject to tax on any gains arising on the disposition of Delphi Technologies shares.

Jersey Stamp Duty Consequences of the Ownership and Disposition of Delphi Technologies Ordinary Shares

In Jersey, no stamp duty should be levied on the issue or transfer of our ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary share. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate (subject to a cap of £100,000).

Withholding Taxes

Delphi Technologies will not be required to deduct or withhold Jersey tax at source from dividend payments it makes.

Other Taxes

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there otherwise estate duties.

Market for Ordinary Shares

There is currently no public market for our ordinary shares. A condition to the distribution is the listing on the NYSE of our ordinary shares. We intend to apply to list our ordinary shares on the NYSE under the symbol “DLPH.” We have not and will not set the initial price of our ordinary shares. The initial price will be established by the public markets.

We cannot predict the price at which our ordinary shares will trade after the distribution. In fact, the combined trading prices, after the separation, of our ordinary shares that each Aptiv shareholder will receive in the distribution and the ordinary shares of Aptiv held at the record date may not equal the “regular-way” trading price of an Aptiv share immediately prior to completion of the separation. The price at which our ordinary shares trade may fluctuate significantly, particularly until an orderly public market develops. Trading prices for our ordinary shares will be determined in the public markets and may be influenced by many factors.

Trading Between the Record Date and the Distribution Date

Beginning on or shortly before the record date and continuing up to and including the distribution date, Aptiv expects that there will be two markets in Aptiv ordinary shares: a “regular-way” market and an

“ex-distribution” market. Aptiv ordinary shares that trade on the “regular-way” market will trade with an entitlement to our ordinary shares distributed pursuant to the distribution. Aptiv ordinary shares that trade on the “ex-distribution” market will trade without an entitlement to our ordinary shares distributed pursuant to the distribution. Therefore, if you sell ordinary shares of Aptiv in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive our ordinary shares in the distribution. If you own Aptiv ordinary shares at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive ordinary shares of Delphi Technologies that you are entitled to receive pursuant to your ownership as of the record date of Aptiv ordinary shares.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, we expect that there will be a “when-issued” market in our ordinary shares. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for our ordinary shares that will be distributed to holders of Aptiv ordinary shares on the distribution date. If you own Aptiv ordinary shares at the close of business on the record date, you will be entitled to our ordinary shares distributed pursuant to the distribution. You may trade this entitlement to our ordinary shares, without the Aptiv ordinary shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our ordinary shares will end, and “regular-way” trading will begin.

Conditions to the Distribution

The distribution of our ordinary shares by Aptiv is subject to the satisfaction of the following conditions:

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect, and this information statement shall have been mailed to Aptiv’s shareholders;

•	Delphi Technologies’ ordinary shares will have been accepted for listing on the NYSE, subject to official notice of issuance;

•	any required actions and filings with regard to state securities and blue sky laws of the U.S. (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, will have become effective or been accepted;

•	Delphi Technologies and its affiliates shall have completed a cash transfer in the amount of $ to Aptiv;

•	the ancillary agreements relating to the spin-off have been duly executed and delivered by the parties;

•	all material governmental approvals necessary to consummate the distribution and to permit the operation of the Delphi Technologies business after the spin-off substantially as it is conducted prior to the spin-off have been received and continue to be in full force and effect;

•	no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the spin-off is in effect, and no other event outside the control of Aptiv has occurred or failed to occur that prevents the completion of the spin-off; and

•	no other event or development shall exist or have occurred that, in the judgment of the Aptiv board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation and distribution.

Aptiv and Delphi Technologies cannot assure you that any or all of these conditions will be met and may also waive any of the conditions to the distribution. In addition, Aptiv and Delphi Technologies can decline at any time to go forward with the separation.

Reasons for the Separation

The Aptiv board of directors believes that separating the Delphi Technologies business from the remainder of Aptiv is in the best interests of Aptiv for a number of reasons, including:

•	Strategic Focus—The separation will allow each of Delphi Technologies and Aptiv to focus on their distinct product portfolios and unique opportunities for long-term growth and profitability and to allocate capital and corporate resources in a manner that focuses on achieving each company’s own operating priorities and financial objectives. Specifically, Aptiv will pursue a strategy of developing advanced electronics and electrical architecture technology solutions, with a resource allocation strategy focused on investments in these spaces. Delphi Technologies will pursue a strategy of continuing to develop powertrain technologies for gas and diesel engines, as well as hybrid and electric vehicles, in order to help its customers meet increasingly stringent global regulatory requirements while also enhancing vehicle performance and providing additional power.

•	Strategic Flexibility—The separation will provide each company with increased flexibility to pursue independent strategic and financial plans and strategic partnerships without having to consider the potential impact on the businesses of the other company. The separation will also provide each company the flexibility to pursue tailored investments in advanced technologies that solve their customers’ most complex challenges.

•	Capital Allocation—The separation will enable each of Delphi Technologies and Aptiv to create independent capital structures that will afford each company direct access to the debt and equity capital markets to fund organic and inorganic growth opportunities and to establish an appropriate capital structure for their strategy and business needs.

•	Investor Choice—The separation will allow investors to evaluate the separate investment characteristics of each company, including the merits, performance and future prospects of their respective businesses, and make investment decisions based on their distinct characteristics.

Our board of directors has carefully reviewed the separation transaction and determined that establishing us as a separate, publicly traded company is in our best interest.

The anticipated benefits of the separation are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event the separation does not result in such benefits, the costs associated with the separation could have a material adverse effect on each company individually and in the aggregate. For more information about the risks associated with the separation, see “Risk Factors—Risks Related to Our Relationship with Aptiv and the Separation.”

Reasons for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Aptiv shareholders who are entitled to receive our ordinary shares in the distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or securities of Aptiv. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Aptiv nor we undertake any obligation to update such information.

DIVIDEND POLICY

We have not yet determined the extent to which we will pay dividends on our ordinary shares. The payment of any dividends in the future, and the timing and amount thereof, to our shareholders will fall within the sole discretion of our board of directors and will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends.

CAPITALIZATION

The following table sets forth Delphi Technologies’ capitalization as of June 30, 2017, on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in Delphi Technologies’ unaudited pro forma financial information. The information below is not necessarily indicative of what Delphi Technologies’ capitalization would have been had the separation, distribution and related financing transactions been completed as of June 30, 2017. In addition, it is not indicative of Delphi Technologies’ future capitalization. This table should be read in conjunction with “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Delphi Technologies’ combined financial statements and notes thereto included elsewhere in this information statement.

	As of June 30, 2017
	Actual	Pro Forma
	(in millions)
Cash and cash equivalents (1)	$78	$237

Short-term debt, including current portion of long-term debt	$1	$10
Long-term debt	6	1,520

Total debt	7	1,530

Equity:
Ordinary shares, par value $0.01 per share	—
Additional paid-in capital	—
Net parent investment	1,779	421
Accumulated other comprehensive loss	(622)	(622)
Noncontrolling interest	164	164

Total equity	1,321	(37)

Total capitalization	$1,328	$1,493

(1)	Includes $42 million of cash held by majority-owned joint ventures that are consolidated by Delphi Technologies.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following selected historical financial data reflect the combined operations of Delphi Technologies as of and for each of the years in the five-year period ended December 31, 2016 and as of June 30, 2017 and for the six months ended June 30, 2017 and 2016. The selected historical financial data as of December 31, 2016 and 2015 and for each of the fiscal years in the three-year period ended December 31, 2016 are derived from our combined financial statements included elsewhere in this information statement. The selected historical financial data as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 are derived from our combined unaudited interim financial statements that are included elsewhere in this information statement. The selected historical financial data as of December 31, 2014 and as of and for the years ended December 31, 2013 and 2012 are derived from our unaudited combined financial statements that are not included in this information statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the data set forth in this information statement.

The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding, you should read the selected combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included in the “Index to Financial Statements” section of this information statement.

	As of and for the Six Months Ended		As of and for the Year Ended December 31,
	June 30, 2017	June 30, 2016	2016	2015	2014		2013	2012
	(unaudited)	(unaudited)					(unaudited)	(unaudited)
	(in millions)
Selected statement of operations data:
Net sales	$2,355	$2,263	$4,486	$4,407	$4,540		$4,398	$4,655
Operating income	227	107	320	403	442		378	491
Net income attributable to Delphi Technologies	151	81	236	272	306		247	356
Selected balance sheet data:					(unaudited	)
Total assets	$3,092		$2,899	$3,001	$3,141		$3,205	$3,074
Long-term debt	6		6	9	14		6	6
Selected other financial data:
Adjusted operating income (1)	$326	$261	$512	$526	$494		$432	$514
Adjusted operating income margin (2)	13.8%	11.5%	11.4%	11.9%	10.9%		9.8%	11.0%

(1)

Adjusted Operating Income represents net income before interest expense, other income (expense), net, income tax expense, equity income (loss), net of tax, income (loss) from discontinued operations, net of tax, restructuring, separation costs, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures), asset impairments and gains (losses) on business divestitures. Adjusted Operating Income is presented as a supplemental measure of the Company’s financial performance which management believes is useful to investors in assessing the Company’s ongoing financial performance that, when reconciled to the corresponding U.S. GAAP measure, provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s core operating performance and which may obscure underlying business results and trends. Our management utilizes Adjusted Operating Income in its financial decision making process, to evaluate performance of the Company and for internal reporting, planning and forecasting purposes. Management also utilizes Adjusted Operating Income as the key performance measure of segment income or loss and for planning and forecasting purposes to allocate resources to our segments, as management also believes this measure is most reflective of the operational profitability or loss of our operating segments. Adjusted Operating Income should not be considered a substitute for results prepared in accordance with

U.S. GAAP and should not be considered an alternative to net income attributable to Delphi Technologies, which is the most directly comparable financial measure to Adjusted Operating Income that is in accordance with U.S. GAAP. Adjusted Operating Income, as determined and measured by Delphi Technologies, should also not be compared to similarly titled measures reported by other companies.

The reconciliation of Adjusted Operating Income to Operating Income includes, as applicable, restructuring, separation costs related to the planned spin-off, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures), asset impairments and gains (losses) on business divestitures. The reconciliation of Net income attributable to the Company to Adjusted Operating Income is as follows:

	Six Months Ended		Year Ended December 31,
	June 30, 2017	June 30, 2016	2016	2015	2014	2013	2012
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(in millions)
Net income attributable to Delphi Technologies	$151	$81	$236	$272	$306	$247	$356
Net income attributable to noncontrolling interest	16	15	32	34	36	31	31
Equity loss, net of tax	—	—	—	—	1	—	3
Income tax expense	53	13	50	92	97	96	94
Other expense (income), net	6	(3)	1	2	(2)	(1)	—
Interest expense	1	1	1	3	4	5	7

Operating income	$227	$107	$320	$403	$442	$378	$491

Restructuring	76	130	161	112	52	54	23
Separation costs	15	—	—	—	—	—	—
Other acquisition and portfolio project costs	—	2	2	2	—	—	—
Asset impairments	8	22	29	9	—	—	—

Adjusted operating income	$326	$261	$512	$526	$494	$432	$514

(2)	Adjusted operating income margin is defined as adjusted operating income as a percentage of Net sales.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2016 and the six months ended June 30, 2017 and an unaudited pro forma condensed combined balance sheet as of June 30, 2017. These unaudited pro forma condensed combined statements were derived from the Company’s historical combined financial statements included in this information statement. The pro forma adjustments give effect to the separation and the related transactions described below. The unaudited pro forma condensed combined balance sheet gives effect to the separation and related transactions described below as if they had occurred on June 30, 2017, the last balance sheet date. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 give effect to the separation and related transactions described below as if they occurred as of January 1, 2016, the first day of the last fiscal year.

The unaudited pro forma condensed combined balance sheet and statements of operations have been derived from the historical combined financial statements and the combined unaudited interim financial statements of Delphi Technologies included in the “Index to Financial Statements” section of this information statement. These adjustments give effect to events that are (i) directly attributable to the separation and related transaction agreements, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on Delphi Technologies, and are based on assumptions that management believes are reasonable given the information currently available.

The unaudited pro forma condensed combined financial statements give effect to the following:

•	the transfer from Aptiv to Delphi Technologies of the assets and liabilities that comprise Delphi Technologies’ business;

•	the retention by Aptiv, pursuant to the separation and distribution agreement, of certain assets and operations that were managed as part of Delphi Technologies and included in Delphi Technologies’ historical combined financial statements;

•	the incurrence of $1,550 million in principal amount of indebtedness, consisting of $800 million of eight-year senior notes and a $750 million five-year term loan pursuant to the Credit Agreement, at an estimated weighted average interest rate of approximately 4.10%;

•	the removal of non-recurring separation costs;

•	the expected cash distribution of approximately $1,148 million by Delphi Technologies to Aptiv;

•	the expected issuance of approximately Delphi Technologies ordinary shares; and

•	the impact of certain agreements to be entered into by Aptiv and Delphi Technologies in conjunction with the separation, as described in the information statement section titled “Certain Relationships and Related Transactions.”

The unaudited pro forma condensed combined financial statements are for informational purposes only and do not purport to represent what Delphi Technologies’ financial position and results of operations actually would have been had the separation and related transactions occurred on the dates indicated, or to project Delphi Technologies’ financial performance for any future period. The unaudited pro forma condensed combined financial statements are based on information and assumptions, which are described in the accompanying notes.

The Delphi Technologies historical combined financial statements, which were the basis for the unaudited pro forma condensed combined financial statements, were prepared on a carve-out basis, as Delphi Technologies was not operated as a separate, independent company for the periods presented. Accordingly, the combined financial statements reflect an allocation of certain corporate costs for corporate administrative services and functions. These services and functions included, but were not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology services and support, cash management, payroll processing, pension and benefit administration and other shared services. These historical allocations may not be indicative of Delphi Technologies’ future cost structure; however, the pro forma results have not been adjusted to reflect any potential changes associated with Delphi Technologies being an independent public company as such amounts are estimates that are not factually supportable.

Aptiv did not account for Delphi Technologies as, and Delphi Technologies was not operated as, a separate, independent company for the periods presented. Due to regulations governing the preparation of pro forma financial statements, the unaudited condensed combined pro forma financial statements do not reflect certain estimated incremental expenses associated with being an independent public company because they are projected amounts based on judgmental estimates. Although the Company’s combined statements of operations include allocations of certain Aptiv corporate costs, as described above, as a stand-alone public company the Company anticipates incurring additional recurring costs that could be materially different from the allocations of Aptiv costs that are included within the historical combined financial statements. These estimated incremental expenses include costs for information technology and costs associated with corporate administrative services such as tax, treasury, audit, risk management, legal, investor relations and human resources, as well as corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and stock exchange fees. Certain factors could impact these stand-alone public company costs, including the finalization of the Company’s staffing and infrastructure needs.

Aptiv will pay certain non-recurring third-party costs and expenses related to the separation. Such non-recurring amounts will include fees for financial advisors, outside legal and accounting fees, costs to separate information technology systems and other similar costs. After the separation, each party will generally bear its own costs and expenses.

The unaudited pro forma condensed combined financial statements reported below should be read in conjunction with the section herein entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical combined annual financial statements and the combined unaudited interim financial statements and the corresponding notes included elsewhere in this information statement.

DELPHI TECHNOLOGIES PLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

($ and shares in millions, except per share amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$2,355	$(41)	(A)	$2,314
Operating expenses:
Cost of sales	1,873	(31)	(A)(B)	1,842
Selling, general and administrative	156	4	(B)	160
Amortization	8	—		8
Restructuring	76	—		76
Separation costs	15	(15)	(C)	—

Total operating expenses	2,128	(42)		2,086

Operating income	227	1		228
Interest expense	(1)	(34)	(D)	(35)
Other income (expense), net	(6)	—		(6)

Income before income taxes and equity income	220	(33)		187
Income tax (expense) benefit	(53)	8	(E)	(45)

Income before equity income	167	(25)		142
Equity income, net of tax	—	—		—

Net income	167	(25)		142
Net income attributable to noncontrolling interest	16	—		16

Net income attributable to Delphi Technologies	$151	$(25)		$126

Net income per share:
Basic			(F)
Diluted			(G)

Weighted average shares outstanding:
Basic			(F)
Diluted			(G)

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

DELPHI TECHNOLOGIES PLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

($ and shares in millions, except per share amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales	$4,486	$(98)	(A)	$4,388
Operating expenses:
Cost of sales	3,689	(79)	(A)(B)(I)	3,610
Selling, general and administrative	299	8	(B)	307
Amortization	17	—		17
Restructuring	161	—		161

Total operating expenses	4,166	(71)		4,095

Operating income	320	(27)		293
Interest expense	(1)	(67)	(D)	(68)
Other income (expense), net	(1)	—		(1)

Income before income taxes and equity income	318	(94)		224
Income tax (expense) benefit	(50)	17	(E)	(33)

Income before equity income	268	(77)		191
Equity income, net of tax	—	—		—

Net income	268	(77)		191
Net income attributable to noncontrolling interest	32	—		32

Net income attributable to Delphi Technologies	$236	$(77)		$159

Net income per share:
Basic			(F)
Diluted			(G)

Weighted average shares outstanding:
Basic			(F)
Diluted			(G)

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

DELPHI TECHNOLOGIES PLC

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2017

(millions of dollars)

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$78	$159	(H)	$237
Accounts receivable, net	945	(9)	(A)	936
Inventories	452	—		452
Other current assets	100	—		100

Total current assets	1,575	150		1,725
Long-term assets:
Property, plant and equipment, net	1,151	—		1,151
Investments in affiliates	34	—		34
Intangible assets, net	83	—		83
Goodwill	7	—		7
Other long-term assets	242	—		242

Total long-term assets	1,517	—		1,517

Total assets	$3,092	$150		$3,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt, including current portion of long-term debt	$1	$9	(H)	$10
Accounts payable	754	(5)	(A)	749
Accrued liabilities	357	—		357

Total current liabilities	1,112	4		1,116
Long-term liabilities:
Long-term debt	6	1,514	(H)	1,520
Pension benefit obligations	529	(10)	(I)	519
Other long-term liabilities	124	—		124

Total long-term liabilities	659	1,504		2,163

Total liabilities	1,771	1,508		3,279

Shareholders’ Equity:
Net parent investment	1,779	(1,358)	(A)(H)(I)(J)	421
Ordinary shares, par value $0.01 per share	—		(J)	—
Additional paid-in capital	—		(J)	—
Accumulated other comprehensive loss	(622)	—		(622)

Total Delphi Technologies equity	1,157	(1,358)		(201)
Noncontrolling interest	164	—		164

Total shareholders’ equity	1,321	(1,358)		(37)

Total liabilities and shareholders’ equity	$3,092	$150		$3,242

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

For further information regarding the historical combined financial statements of Delphi Technologies, refer to the combined financial statements and the notes thereto in this information statement. The unaudited pro forma condensed combined balance sheet as of June 30, 2017 and unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2017 and the year ended December 31, 2016, include adjustments related to the following:

(A)	Reflects adjustments for certain assets and operations related to the original equipment service business conducted by Aptiv’s Powertrain Systems segment prior to the spin-off that are to be transferred from Delphi Technologies to Aptiv in connection with the separation, which were historically managed as part of Delphi Technologies’ business and are therefore included in the historical combined financial statements.

(B)	Reflects the difference in costs to be incurred by Delphi Technologies for services and products to be provided by Aptiv under the terms of long-term agreements that Delphi Technologies and Aptiv will enter into in connection with the separation, as compared to the amounts for such products and services recorded in the historical combined financial statements. These costs are principally related to components that Aptiv will provide to Delphi Technologies under contract manufacturing services agreements, and certain information technology, supply chain management and other services that Aptiv will provide under the transition services agreement subsequent to the separation. These agreements are further described in “Certain Relationships and Related Transactions—Agreements with Aptiv.”

The adjustment to the historical cost of sales and SG&A expense for the six months ended June 30, 2017 and for the year ended December 31, 2016 to give effect to these agreements is as follows:

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
	(in millions)
Adjustment for contract manufacturing services agreements over a period of up to 48 months	$4	$8

Total Cost of sales adjustment	$4	$8

Adjustment for contract manufacturing services agreements over a period of up to 48 months	$1	$1
Adjustment for transition services to be provided over a period of up to 21 months	3	7

Total SG&A adjustment	$4	$8

(C)	Reflects the removal of non-recurring separation costs directly related to the separation that were incurred during the historical period, but which are not expected to have a continuing impact on Delphi Technologies’ results of operations following the completion of the separation. These costs were primarily for legal, tax, accounting and other third party professional fees associated with the separation.

(D)

Reflects interest expense related to $1,550 million in principal amount of debt that Delphi Technologies expects to incur in connection with the separation, consisting of $800 million in eight-year unsecured senior notes and the $750 million five-year term loan pursuant to the Credit Agreement, as further described in the “Description of Material Indebtedness” section of this information statement, as well as the amortization of the associated deferred debt issuance costs. Based on Delphi Technologies’ currently expected debt rating, the weighted average interest rate on this debt is estimated to be approximately 4.10%. Interest expense was calculated assuming constant debt levels throughout the periods. Interest expense may be higher or lower if Delphi Technologies’ actual interest rate or credit ratings change. A 0.25% change to the annual interest rate would change interest expense by approximately $4 million on an annual basis.

(E)	Reflects the tax effects of the pro forma adjustments at the applicable statutory income tax rates in the respective jurisdictions. The effective tax rate of Delphi Technologies could be different (either higher or lower) depending on activities subsequent to the distribution.

(F)	The number of Delphi Technologies ordinary shares used to compute basic earnings per share is based on the number of Delphi Technologies ordinary shares assumed to be outstanding on the record date, based on the number of shares of Aptiv outstanding on , assuming a distribution ratio of Delphi Technologies ordinary share(s) for every Aptiv share(s) outstanding as of the close of business on the record date.

(G)	The number of shares used to compute diluted earnings per share is based on the number of Delphi Technologies ordinary shares, as described in note F above, plus the additional number of shares that would be issued upon the vesting of outstanding restricted stock awards.

(H)	Reflects the expected incurrence of $1,550 million in principal amount of debt by Delphi Technologies, the expected distribution of $1,148 million in cash to Aptiv and approximately $180 million that is expected to be used to pay taxes in connection with various restructuring transactions (which taxes will be the obligation of Delphi Technologies pursuant to the Tax Matters Agreement), with the remaining proceeds, net of debt issuance costs, to be held by Delphi Technologies. Also reflects the retention by Aptiv of certain cash balances held by Delphi Technologies legal entities pursuant to the Separation and Distribution Agreement. For purposes of these unaudited pro forma condensed combined financial statements, the expected distribution to Aptiv represents the proceeds from the new borrowings, net of debt issuance costs and the portion of such net proceeds expected to be retained by Delphi Technologies for general corporate purposes after payment of estimated taxes. The actual amount of the distribution to Aptiv, the amount of taxes and the amount of cash held by Delphi Technologies at the date of separation will depend on a number of factors, including completion of the restructuring transactions described above. As of June 30, 2017, cash and cash equivalents includes $42 million of cash held by majority-owned joint ventures that are consolidated by Delphi Technologies.

(I)	Reflects the retention by Aptiv of certain net pension benefit obligations that were included in our historical Combined Financial Statements. This adjustment to the net liability would have reduced operating expenses by an immaterial amount for the six months ended June 30, 2017, and by $1 million the year ended December 31, 2016. The actual assumed net benefit plan obligations and related expense could change significantly from our estimates, including as a result of the requirement that all of our benefit plans be revalued as of December 31, 2017 in accordance with U.S. GAAP. The assumptions utilized in all actuarial valuations will be based on market conditions at the time of the measurement, and the most current available plan participant data.

(J)	On the distribution date, Aptiv’s net investment in Delphi Technologies will be re-designated as Delphi Technologies Shareholders’ Equity and will be allocated between Delphi Technologies ordinary shares and additional paid in capital based on the number of Delphi Technologies ordinary shares outstanding at the distribution date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presented below should be read in conjunction with the audited combined financial statements and the corresponding notes, combined unaudited interim financial statements and the corresponding notes, and the selected historical combined financial data, each included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. See “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Introduction

The following management’s discussion and analysis of financial condition and results of operations (“MD&A”) is intended to help you understand the business operations and financial condition of Delphi Technologies PLC (“Delphi Technologies”). This discussion should be read in conjunction with the accompanying historical combined financial statements and the notes thereto. This MD&A is presented in the following sections:

•	Executive Overview

•	Results of Operations

•	Liquidity and Capital Resources

•	Off-Balance Sheet Arrangements and Other Matters

•	Significant Accounting Policies and Critical Accounting Estimates

•	Recently Issued Accounting Pronouncements

•	Market Risk Management

Within this MD&A, “Delphi Technologies,” the “Company,” “we,” “us” and “our” refer to Delphi Technologies PLC. “Aptiv” or “Parent” refers to Delphi Automotive PLC.

Spin-off from Aptiv

On May 3, 2017, Aptiv announced its intention to separate its Powertrain Systems segment, which includes its engine management systems and aftermarket operations, from the rest of Aptiv by means of a spin-off. The spin-off will create Delphi Technologies, a separate, independent, publicly traded company. As part of the separation, Aptiv intends to transfer the assets, liabilities and operations of its Powertrain Systems business on a global basis to Delphi Technologies. The spin-off is expected to be completed by March of 2018, subject to customary market, regulatory and other conditions.

Delphi Technologies’ historical combined financial statements have been prepared on a stand-alone basis and are derived from Aptiv’s consolidated financial statements and accounting records. Therefore, these financial statements reflect, in conformity with accounting principles generally accepted in the United States, Delphi Technologies’ financial position, results of operations, comprehensive income/loss and cash flows as the business was historically operated as part of Aptiv prior to the distribution. They may not be indicative of Delphi Technologies’ future performance and do not necessarily reflect what Delphi Technologies’ combined results of operations, financial condition and cash flows would have been had Delphi Technologies operated as a separate, publicly traded company during the periods presented, particularly because Delphi Technologies expects that changes will occur in Delphi Technologies’ operating structure and its capitalization as a result of the separation from Aptiv.

Delphi Technologies’ combined statement of operations includes its direct expenses for cost of goods sold, research and development, sales and marketing, distribution, and administration as well as allocations of certain general, administrative, sales and marketing expenses and cost of sales provided by Aptiv to Delphi Technologies and allocations of related assets, liabilities, and Parent’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Parent. Related party allocations are further described in Note 3. Related Party Transactions to the audited combined financial statements. Delphi Technologies expects that Aptiv will continue to provide some of the services related to these general and administrative functions on a transitional basis for a fee following the separation under the transition services agreement described below.

We will enter into a number of agreements with Aptiv to govern the spin-off and our relationship with Aptiv following the spin-off. These agreements will provide for the allocation between Delphi Technologies and Aptiv of Aptiv’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Delphi Technologies’ separation from Aptiv and will govern certain relationships between Delphi Technologies and Aptiv after the spin-off. Following is a description of the material terms of the Separation and Distribution Agreement, Transition Services Agreement, Contract Manufacturing Services Agreements, Tax Matters Agreement and Employee Matters Agreement that we will enter into in connection with the separation. The summaries of each of these agreements are summaries of their material terms and do not purport to be complete. These summaries are subject to, and qualified in their entirety, by reference to the full text of the applicable agreements.

Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth the agreements between Delphi Technologies and Aptiv regarding the principal transactions required to effect our separation from Aptiv. This agreement will also address certain relationships between us and Aptiv with respect to matters relating to the separation. The Separation and Distribution Agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to us and which assets, liabilities and contracts will be retained by Aptiv as part of the separation, and will provide for when and how these transfers, assumptions and assignments will occur. In particular, the Separation and Distribution Agreement will provide, among other things, that, subject to the terms and conditions contained therein, (i) substantially all of the assets related to the businesses and operations of Aptiv’s Powertrain Systems segment, as described in “Business,” will be transferred to us or one of our subsidiaries, (ii) substantially all liabilities arising out of or resulting from such assets, and other liabilities related to the current or former business and operations of Aptiv’s powertrain systems business, will be retained by or transferred to us or one of our subsidiaries, (iii) the assets related to the original equipment service business conducted by Aptiv’s Powertrain Systems segment prior to the spin-off, to the extent related to the sale of products of other Aptiv segments to vehicle original equipment manufacturers or their affiliates, will be retained by or transferred to Aptiv or one of its subsidiaries, and (iv) all of Aptiv’s other assets and liabilities will be retained by or transferred to Aptiv or one of its subsidiaries. The original equipment service business that will be retained by Aptiv following the separation had net sales of $98 million and corresponding costs of such sales of $86 million during the year ended December 31, 2016.

Delphi Technologies will be responsible for paying all costs and expenses incurred in connection with the separation and distribution, whether incurred or payable prior to, on or after the distribution, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution.

Transition Services Agreement

Delphi Technologies and Aptiv will enter into a Transition Services Agreement prior to the distribution pursuant to which Delphi Technologies and Aptiv and each entity’s respective subsidiaries will provide to each other, on an interim, transitional basis, certain services, including, but not limited to, services related to information technology, engineering, accounting, administrative, payroll, human resources and facilities to provide temporary assistance while developing stand-alone systems and processes. The charges for the transition services generally are intended to allow the transition services provider to fully recover the costs associated with providing the services plus a percentage of such costs and expenses. The Transition Services Agreement will terminate no later than 24 months after the distribution date, although most services will terminate earlier. The transition services recipient can generally terminate particular services prior to the scheduled expiration date for such service on 45 days’ prior written notice. Due to interdependencies between services, certain services may be extended or terminated early only if other services are likewise extended or terminated. Based on currently expected terms and pricing, the increase in costs to be incurred by Delphi Technologies for the services to be provided by Aptiv under the Transition Services Agreement, as compared to the amounts recorded in the historical combined financial statements, is expected to be approximately $10 million annually.

Contract Manufacturing Service Agreements

Delphi Technologies will enter into Contract Manufacturing Service Agreements pursuant to which Aptiv subsidiaries will manufacture for Delphi Technologies certain electronic components that are currently manufactured at facilities that Delphi Technologies shares with Aptiv. Delphi Technologies will purchase and consign to Aptiv raw materials and components that Aptiv will use to manufacture those products and Delphi Technologies will also own certain of the equipment Aptiv uses to produce those products. Aptiv will charge us a fee for its manufacturing services based on its costs and expenses plus a percentage of such costs. Aptiv’s services under the contract manufacturing service agreements will generally expire when we relocate manufacturing of our products. The Contract Manufacturing Service Agreements are expected to expire within four years. Based on currently expected volumes and pricing, the increase in costs to be incurred by Delphi Technologies for the components to be provided by Aptiv under such contract manufacturing services agreements, as compared to the amounts recorded in the historical combined financial statements, is expected to be approximately $10 million annually.

Tax Matters Agreement

The tax matters agreement that will generally govern our and Aptiv’s respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. Generally, Aptiv will be liable for all pre-distribution U.S. federal income taxes, foreign income taxes and certain non-income taxes attributable to our business required to be reported on combined, consolidated, unitary or similar returns that include one or more members of the Aptiv group and one or more members of our group. Delphi Technologies will generally be liable for all other taxes attributable to our business. In addition, the tax matters agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution. As a general matter, any tax due on the movement of assets or people into Delphi Technologies will be allocated to and paid by Delphi Technologies. The Tax Matters Agreement will also restrict our ability to take certain actions that could result in certain of the restructuring transactions undertaken in connection with the separation failing to qualify as transactions that are generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended.

Employee Matters Agreement

Delphi Technologies and Aptiv will enter into an Employee Matters Agreement to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters.

The Employee Matters Agreement governs Aptiv’s and Delphi Technologies’ compensation and employee benefit obligations with respect to the current and former employees and, with respect to equity award matters, non-employee directors of each company. The Employee Matters Agreement will provide that, in general, and subject to certain exceptions specified in the Employee Matters Agreement, Aptiv will be responsible for liabilities associated with its employees and former employees whose last employment was not with our business, and we will be responsible for liabilities associated with our employees and former employees whose last employment was with our business.

In general, our employees currently participate in various retirement, health and welfare, and other employee benefit and compensation plans maintained by Aptiv. Generally and subject to certain exceptions, we will create compensation and benefit plans that mirror the terms of corresponding Aptiv compensation and benefit plans, and we will credit each of our employees with his or her service with Aptiv prior to the separation under our benefit plans to the same extent such service was recognized by Aptiv and so long as such crediting does not result in a duplication of benefits.

With respect to Aptiv restricted stock units (“RSUs”) held by Delphi Technologies employees and non-employee directors that are outstanding as of the separation and for which the underlying security is Aptiv ordinary shares, the Employee Matters Agreement provides that each such outstanding Aptiv RSU will be equitably adjusted or converted into an award with respect to Delphi Technologies ordinary shares. Each other Aptiv RSU that is outstanding as of the separation and for which the underlying security is Aptiv ordinary shares will also be equitably adjusted or converted, but will continue to relate to Aptiv ordinary shares. In each case, the outstanding Aptiv award will be equitably adjusted or converted in a manner intended to preserve the approximate intrinsic value of such Aptiv equity award from directly before to directly after the spin-off. Pursuant to the terms of the Employee Matters Agreement and the applicable Aptiv equity compensation plans, we currently anticipate that performance achievement with respect to performance-based RSUs will also be equitably adjusted in connection with the separation. We do not currently anticipate incurring material additional compensation expense as a result of modifying such awards.

See the section entitled “Certain Relationships and Related Party Transactions—Agreements with Aptiv” in this information statement for further description of these agreements.

Executive Overview

Our Business

Delphi Technologies is a leader in the development, design and manufacture of integrated powertrain technologies that optimize engine performance, increase vehicle efficiency, reduce emissions, improve driving performance, and support increasing electrification of vehicles. We are a global supplier to original equipment manufacturers (“OEMs”) seeking to manufacture vehicles that meet and exceed increasingly stringent global regulatory requirements and satisfy consumer demands for an enhanced user experience. Additionally, we offer a full spectrum of aftermarket products serving a global customer base.

We provide advanced fuel injection systems (“FIS”), actuators, valvetrain products, sensors, electronic control modules and power electronics technologies. We believe our ability to meet regulatory requirements for reduced emissions and increased fuel economy, as well as to provide additional power to support consumer-driven demand for more in-vehicle electronics, will allow us to realize revenue growth in excess of vehicle production growth.

Our comprehensive portfolio of advanced technologies and solutions for all propulsion systems are sold to global OEMs of both light vehicles (passenger, cars, trucks and vans and sport-utility vehicles) and commercial vehicles (light-duty, medium-duty and heavy-duty trucks, commercial vans, buses and off-highway vehicles). The Company’s Products & Services Solutions (“PSS”) segment also manufactures and sells our technologies to leading aftermarket players, including independent retailers and wholesale distributors. We supply a full suite of aftermarket products including engine control modules, pumps, injectors, fuel modules, ignition coils, smart remote actuators, exhaust gas recirculation valves, brakes, steering, suspension and other products. We also add aftermarket know-how in category management, logistics, training, marketing and other dedicated services to provide a full range of aftermarket solutions through vehicles’ lives.

The Company is comprised of operations conducted at legal entities which are directly or indirectly wholly owned by Aptiv the ultimate parent of Delphi Technologies, a 51% owned controlled joint venture in China, a 70% owned controlled joint venture in South Korea and a non-consolidated approximately 50% owned joint venture in India.

Business Strategy

Our strategy is to continue to accelerate the development of market-relevant technologies that solve our customers’ increasingly complex challenges and leverage our lean and flexible cost structure to deliver strong revenue and margin expansion, earnings and cash flow growth.

We seek to grow our business through the execution of the following strategies, among others:

•	Maintain Leadership in Technologies that Solve Our Customers’ Most Complex Challenges. We are focused on providing technologies and solutions that solve our customers’ biggest challenges. Leveraging the breadth and depth of our engineering capabilities, we have strong positions in fuel injectors, fuel pumps, variable valve timing and variable valve actuation. Additionally, we provide leading technology solutions in the areas of electronics and electrification, including engine control modules and power electronics, where we see above market growth with increased levels of electrification. Our power electronics technologies include products such as high-voltage inverters, DC-DC converters and on-board chargers that convert electricity to enable hybrid and electric vehicle propulsion systems. Our comprehensive portfolio of powertrain products helps customers meet increasingly stringent global regulatory requirements while also enhancing vehicle performance.

•	Focused Regional Strategies To Best Serve Our Customers’ Needs. The combination of our global operating capabilities and our portfolio of advanced technologies help us to serve our global customers and meet their local needs. We have a presence in all major global regions and have positioned ourselves to be a leading supplier of advanced powertrain technologies, including electrification, that are tailored to satisfy our customers’ needs in each region. We believe our focus on providing customer solutions to meet increasing global emissions and fuel efficiency regulations will collectively drive greater demand for our products and enable us to experience above-market growth.

•	Continue to Enhance Aftermarket Position. We have strong customer relationships with the largest global aftermarket players, including independent retailers and wholesale distributors. We supply a full suite of aftermarket products including engine control modules, pumps, injectors, fuel modules, ignition coils, smart remote actuators, exhaust gas recirculation valves, brakes, steering, suspension and other products. We also add aftermarket know-how in category management, logistics, training, marketing and other dedicated services to provide a full range of aftermarket solutions throughout vehicles’ lives. Globally, we plan to gain scale by focusing on higher value, faster growing product lines such as electronics, and services, which include diagnostics and remanufacturing. We will also look to increase growth by leveraging our regional product program strengths to expand our portfolio across regions. In addition, we expect to benefit from aftermarket growth in key markets around the world, including China.

•	Leverage Our Lean and Flexible Cost Structure to Deliver Strong Earnings and Cash Flow Growth. We recognize the importance of maintaining a lean and flexible business model in order to deliver earnings and cash flow growth. We intend to improve our cost competitiveness by leveraging our enterprise operating system, continuously increasing operational efficiency, maximizing manufacturing output and rotating our facilities to best cost countries. We have ongoing processes and resources dedicated to further improvement of our operations and we expect to use our cash flow to reinvest in our business to drive growth.

Trends, Uncertainties and Opportunities

Economic conditions. Our business is directly related to automotive sales and automotive light and commercial vehicle production by our customers. Automotive sales depend on a number of factors, including global and regional economic conditions. Although global automotive vehicle production (including light and commercial vehicles) increased 5% from 2015 to 2016, economic conditions and the resultant levels of automotive vehicle production were uneven from a regional perspective. Vehicle production increased by 2% in North America and 3% in Europe in 2016, as consumer demand for vehicles increased. Both the North American and European economies are expected to continue to experience moderate growth in 2017, which is expected to result in a 1% increase in European production. However, after several years of increases, consumer demand for vehicles in North America is expected to recede, resulting in a 2% decrease in North American production in 2017 as compared to the increased volumes experienced in 2016. Automotive production in China increased by 14% in 2016 as compared to 2015, benefiting in part from a consumer vehicle tax reduction program. Following a partial increase in the consumer vehicle tax in 2017, vehicle production in China is expected to increase by 1% in 2017 as compared to 2016. Additionally, vehicle production in South America, our smallest region, decreased by 14% in 2016 as compared to 2015, with volumes expected to increase by 15% in 2017 from the reduced volumes experienced in 2016.

Economic volatility or weakness in North America, Europe or China, or continued weakness in South America, could result in a significant reduction in automotive sales and production by our customers, which would have an adverse effect on our business, results of operations and financial condition. There is also potential that geopolitical factors could adversely impact the U.S. and other economies, and specifically the automotive sector. In particular, changes to international trade agreements such as the North American Free Trade Agreement or other political pressures could affect the operations of our OEM customers, resulting in reduced automotive production in certain regions or shifts in the mix of production to higher cost regions. Increases in interest rates could also negatively impact automotive production as a result of increased consumer borrowing costs or reduced credit availability. Additionally, economic weakness may result in shifts in the mix of future automotive sales (from vehicles with more content such as luxury vehicles, trucks and sport utility vehicles toward smaller passenger cars) or reductions in industrial production and the corresponding level of freight tonnage being transported. While our diversified customer and geographic revenue base, along with our flexible cost structure, have well positioned us to withstand the impact of industry downturns and benefit from industry upturns, shifts in the mix of global automotive production to higher cost regions or to vehicles with less content could adversely impact our profitability.

There have also been periods of increased market volatility and currency exchange rate fluctuations, both globally and most specifically within the United Kingdom (“U.K.”) and Europe, as a result of the U.K. referendum held on June 23, 2016 in which voters approved an exit from the European Union (“E.U.”), commonly referred to as “Brexit.” As a result of the referendum, the British government formally initiated the process for withdrawal in March 2017. The terms of any withdrawal are subject to a negotiation period that could last at least two years from the initiation date. Nevertheless, the proposed withdrawal has created significant uncertainty about the future relationship between the U.K. and the E.U. These developments, or the perception that any of them could occur, may adversely affect European and worldwide economic and market conditions, significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets and could contribute to instability in global financial and foreign exchange markets, including increased volatility in interest rates and foreign exchange rates. Although we are actively monitoring the ongoing potential impacts of Brexit and will seek to minimize its impact on our business, any of these effects of Brexit, among others, could adversely affect our business, business opportunities, results of operations, financial condition and cash flows. Approximately 15% of our annual net sales are generated in the U.K., and approximately 10% are denominated in British pounds.

Key growth markets. There have been periods of increased market volatility and moderations in the level of economic growth in China, which resulted in periods of lower automotive production growth rates in China than those previously experienced. Despite these recent moderations in the level of economic growth in China, rising income levels in China and other emerging markets have resulted and are expected to result in stronger growth rates in these markets over the long-term. We believe our strong global presence, and presence in these markets, has positioned us to experience above-market growth rates over the long-term. We continue to expand our established presence in emerging markets, positioning us to benefit from the expected long-term growth opportunities in these regions. We believe that increasing regulation in these markets related to emissions control and fuel efficiency will enable us to experience above-market growth as a result of increased demand for our products focused on meeting these regulations. We are capitalizing on our long-standing relationships with the global OEMs and further enhancing our positions with the emerging market OEMs to continue increasing our presence in these markets.

We have a strong local presence in China, including a major manufacturing base and well-established customer relationships, which we believe has positioned us to continue being a leading supplier of advanced engine technologies in this market. Our business in China is sensitive to economic and market conditions that impact automotive sales volumes and growth in China and may be affected if the pace of growth slows as the Chinese market matures or if there are reductions in vehicle demand in China. However, we continue to believe there is long-term growth potential in this market based on increasing long-term automotive and vehicle content demand, as well as increasing government regulations related to emissions control.

Technologically advanced product portfolio. Our product offerings satisfy the OEMs’ needs to meet increasingly stringent government regulations related to fuel efficiency and emissions control on a global basis, and to provide additional power to support consumer-driven demand for more in-vehicle electronics. Leveraging the breadth and depth of our engineering capabilities, we have strong positions in FIS technologies. Our injector portfolio maximizes engine uptime and reliability which is especially important for large, long-life commercial vehicle applications. Additionally, we expect continued growth in key technologies such as GDi, variable valve timing, variable valve actuation and power electronics to meet increasing consumer demand for greater performance and power needs. We are focused on providing technologies and solutions which we believe will result in growth rates in excess of vehicle production growth.

Global capabilities with focused regional strategies. Many OEMs are continuing to adopt global vehicle platforms to increase standardization, reduce per unit cost and increase capital efficiency and profitability. As a result, OEMs are selecting suppliers that have the capability to manufacture products on a worldwide basis, as well as the flexibility to adapt to regional variations. Suppliers with global scale and strong design, engineering and manufacturing capabilities, are best positioned to benefit from this trend. Our global manufacturing footprint enables us to serve our customers on a worldwide basis, with regional engineering teams that allow us to stay connected to local market requirements. This regional model principally services the North American market out of Mexico, the South American market out of Brazil, the European market out of Eastern Europe, and the Asia Pacific market out of China, and we have continued to rotate our manufacturing footprint to best cost locations within these regions.

Our global operations are subject to certain risks inherent in doing business abroad, including unexpected changes in laws, regulations, trade or monetary or tax fiscal policy, including tariffs, quotas, customs and other import or export restrictions and other trade barriers. Existing free trade laws and regulations, such as the North American Free Trade Agreement, provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where we manufacture products, such as China and Mexico, could have a material adverse effect on our business and financial results.

Product development. The automotive component supply industry is highly competitive, both domestically and internationally, and is characterized by rapidly changing technology, evolving industry standards and demand for improved vehicle performance and additional power needs. Our ability to anticipate changes in technology regulatory standards and to successfully develop and introduce new and enhanced products on a timely and cost competitive basis will be a significant factor in our ability to remain competitive. To compete effectively in the automotive supply industry, we must be able to develop new products that meet our customers’ demands in a timely manner. Our advanced technologies and robust global engineering and development capabilities have well positioned us to meet increasingly stringent vehicle manufacturer demands.

OEMs are increasingly looking to their suppliers to simplify vehicle design and assembly processes to reduce costs. As a result, suppliers that sell vehicle components directly to manufacturers (Tier I suppliers) have assumed many of the design, engineering, research and development and assembly functions traditionally performed by vehicle manufacturers. Suppliers that can provide fully-engineered solutions, systems and pre-assembled combinations of component parts are positioned to leverage the trend toward system sourcing.

Engineering, design & development. Our history and culture of innovation have enabled us to develop significant intellectual property and design and development expertise to provide high-quality, technologically advanced products that meet and exceed our customers’ demands for safety, durability and performance. We have a team of approximately 5,000 scientists, engineers and technicians across 12 major technical centers globally focused on innovating and developing market-relevant product solutions. We have invested approximately $600 million (which includes approximately $160 million of co-investment by customers and government agencies) annually in research and development, including engineering, to maintain our portfolio of innovative products and solutions. We have a strong track record of developing technologies focused on addressing consumer demands and industry trends, including GDi, powertrain domain controllers, two-step variable valve actuation and engine control algorithms. We benefit from the ability to provide the latest commercially available technologies to increase fuel economy, reduce emissions and improve engine performance. We also leverage our OEM product engineering capabilities across our aftermarket product lines to capture value over the lifetime of a vehicle.

In the past, suppliers often incurred the initial cost of engineering, designing and developing automotive component parts, and recovered their investments over time by including a cost recovery component in the price of each part based on expected volumes. Recently, we and many other suppliers have negotiated for cost recovery payments independent of volumes. This trend reduces our economic risk.

Pricing. Cost-cutting initiatives adopted by our customers result in increased downward pressure on pricing. Our customer supply agreements generally require step-downs in component pricing over the periods of production and OEMs have historically possessed significant leverage over their outside suppliers because the automotive component supply industry is fragmented and serves a limited number of automotive OEMs. Our profitability depends in part on our ability to generate sufficient cost savings in the future to offset price reductions.

We maintain a low fixed cost structure which provides us with the flexibility to invest in new growth opportunities and remain profitable at all points of the traditional vehicle industry production cycle. As a result, approximately 80% of our hourly workforce is located in best cost countries. Furthermore, we have substantial operational flexibility by leveraging a large workforce of contract workers, which represented approximately 19% of the hourly workforce as of June 30, 2017. However, we will continue to adjust our cost structure and optimize our manufacturing footprint in response to changes in the global and regional automotive markets and in order to increase investment in advanced technologies and engineering, as evidenced by our on-going restructuring programs focused on the continued rotation of our manufacturing footprint to best cost locations. As we continue to operate in a cyclical industry that is impacted by movements in the global and regional economies, we continually evaluate opportunities to further refine our cost structure.

OEM product recalls. The number of vehicles recalled globally by OEMs has increased above historical levels. These recalls can either be initiated by the OEMs or influenced by regulatory agencies. Although there are differing rules and regulations across countries governing recalls for safety issues, the overall transition towards global vehicle platforms may also contribute to increased recalls outside of the U.S., as automotive components are increasingly standardized across regions. Given the sensitivity to safety issues in the automotive industry, including increased focus from regulators and consumers, we anticipate the number of automotive recalls may remain above historical levels in the near future. Although we engage in extensive product quality programs and processes, and have not experienced any significant impacts to date as a result of the recalls that have been initiated, it is possible that we may be adversely affected in the future if the pace of these recalls continues.

Industry consolidation. Consolidation among worldwide suppliers is expected to continue as suppliers seek to achieve operating synergies and value stream efficiencies, acquire complementary technologies and build stronger customer relationships as OEMs continue to expand globally. Additionally, new entrants from outside the traditional automotive industry may seek to gain access to certain vehicle component markets. We believe companies with strong balance sheets and financial discipline are in the best position to take advantage of the industry consolidation trend.

Results of Operations

The following discussion of the Company’s results of operations should be read in connection with “Forward-Looking Statements” and “Risk Factors.” These items provide additional relevant information regarding the business of the Company, its strategy and various industry conditions which have a direct and significant impact on the Company’s results of operations, as well as the risks associated with the Company’s business.

Delphi Technologies typically experiences fluctuations in revenue due to changes in OEM production schedules, vehicle sales mix and the net of new and lost business (which we refer to collectively as volume), fluctuations in foreign currency exchange rates (which we refer to as FX), contractual reductions of the sales price to the OEM (which we refer to as contractual price reductions) and engineering changes. Changes in sales mix can have either favorable or unfavorable impacts on revenue. Such changes can be the result of shifts in regional growth, shifts in OEM sales demand, as well as shifts in consumer demand related to vehicle segment purchases and content penetration. For instance, a shift in sales demand favoring a particular OEM’s vehicle model for which we do not have a supply contract may negatively impact our revenue. A shift in regional sales demand toward certain markets could favorably impact the sales of those of our customers that have a large market share in those regions, which in turn would be expected to have a favorable impact on our revenue.

We typically experience (as described below) fluctuations in operating income due to:

•	Volume, net of contractual price reductions—changes in volume offset by contractual price reductions (which typically range from 1% to 3% of net sales) and changes in mix;

•	Operational performance—changes to costs for materials and commodities or manufacturing variances; and

•	Other—including restructuring costs and any remaining variances not included in Volume, net of contractual price reductions or Operational performance.

The automotive component supply industry is traditionally subject to inflationary pressures with respect to raw materials and labor which may place operational and profitability burdens on the entire supply chain. We will continue to work with our customers and suppliers to mitigate the impact of these inflationary pressures in the future. In addition, we expect commodity cost volatility to have a continual impact on future earnings and/or operating cash flows. As such, we continually seek to mitigate both inflationary pressures and our material-related cost exposures using a number of approaches, including combining purchase requirements with customers and/or other suppliers, using alternate suppliers or product designs and negotiating cost reductions and/or commodity cost contract escalation clauses into our vehicle manufacturer supply contracts.

Results of Operations for the Three and Six Months Ended June 30, 2017 versus the Three and Six Months Ended June 30, 2016

Combined Results of Operations

The results of operations for the three and six months ended June 30, 2017 and 2016 were as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2016	Favorable/ (unfavorable)	2017	2016	Favorable/ (unfavorable)
	(dollars in millions)			(dollars in millions)
Net sales	$1,187	$1,146	$41	$2,355	$2,263	$92
Cost of sales	947	953	6	1,873	1,869	(4)

Gross margin	240	193	47	482	394	88
Selling, general and administrative	76	73	(3)	156	148	(8)
Amortization	4	5	1	8	9	1
Restructuring	66	124	58	76	130	54
Separation costs	15	—	(15)	15	—	(15)

Operating income (loss)	79	(9)	88	227	107	120
Interest expense	—	(1)	1	(1)	(1)	—
Other income (expense), net	—	3	(3)	(6)	3	(9)

Income before income taxes and equity income	79	(7)	86	220	109	111
Income tax (expense) benefit	(22)	2	(24)	(53)	(13)	(40)

Income (loss) before equity income	57	(5)	62	167	96	71
Equity income, net of tax	(1)	—	(1)	—	—	—

Net income (loss)	56	(5)	61	167	96	71
Net income attributable to noncontrolling interest	8	7	1	16	15	1

Net income (loss) attributable to Delphi Technologies	$48	$(12)	$60	$151	$81	$70

Total Net Sales

Below is a summary of our total net sales for the three months ended June 30, 2017 versus June 30, 2016.

	Three Months Ended June 30,			Variance Due To:
	2017	2016	Favorable/ (unfavorable)	Volume, net of contractual price reductions	FX	Other	Total
	(in millions)			(in millions)
Total net sales	$1,187	$1,146	$41	$69	$(28)	$—	$41

Total net sales for the three months ended June 30, 2017 increased 4% compared to the three months ended June 30, 2016. We experienced volume growth of 7% for the period, primarily as a result of increased sales in North America and Asia Pacific. These increased volumes were partially offset by $16 million of contractual price reductions, as well as decreases due to unfavorable currency impacts, primarily related to the Euro and British Pound.

Total Net Sales

Below is a summary of our total net sales for the six months ended June 30, 2017 versus June 30, 2016.

	Six Months Ended June 30,			Variance Due To:
	2017	2016	Favorable/ (unfavorable)	Volume, net of contractual price reductions	FX	Other	Total
	(in millions)			(in millions)
Total net sales	$2,355	$2,263	$92	$152	$(60)	$—	$92

Total net sales for the six months ended June 30, 2017 increased 4% compared to the six months ended June 30, 2016. We experienced volume growth of 8% for the period, primarily as a result of increased sales in North America and Asia Pacific. These increased volumes were partially offset by $31 million of contractual price reductions, as well as decreases due to unfavorable currency impacts, primarily related to the Euro and British Pound.

Cost of Sales

Cost of sales is primarily comprised of material, labor, manufacturing overhead, freight, fluctuations in foreign currency exchange rates, product engineering, design and development expenses, depreciation and amortization, warranty costs and other operating expenses. Gross margin is revenue less cost of sales and gross margin percentage is gross margin as a percentage of net sales.

Cost of sales decreased $6 million for the three months ended June 30, 2017 compared to the three months ended June 30, 2016, as summarized below. The Company’s material cost of sales was approximately 50% of net sales in the three months ended June 30, 2017 and 2016.

	Three Months Ended June 30,			Variance Due To:
	2017	2016	Favorable/ (unfavorable)	Volume (a)	FX	Operational performance	Other	Total
	(dollars in millions)			(in millions)
Cost of sales	$947	$953	$6	$(66)	$28	$31	$13	$6
Gross margin	$240	$193	$47	$3	$—	$31	$13	$47
Percentage of net sales	20.2%	16.8%

(a)	Presented net of $16 million of contractual price reductions for gross margin variance.

The decrease in cost of sales reflects improved operational performance and the impacts from currency exchange, partially offset by increased volumes, net of unfavorable changes in sales mix of $17 million, as well as the following item included within Other in the table above:

•	A reduction in asset impairments of $18 million during the three months ended June 30, 2017 as compared to the three months ended June 30, 2016, primarily due to $19 million of impairments recorded in the second quarter of 2016 related to the initiation of a plant closure of a European manufacturing site within the Powertrain Systems segment, as further described in Note 8. Restructuring to the combined unaudited interim financial statements included herein.

Cost of sales increased $4 million for the six months ended June 30, 2017 compared to the six months ended June 30, 2016, as summarized below. The Company’s material cost of sales was approximately 50% of net sales in the six months ended June 30, 2017 and 2016.

	Six Months Ended June 30,			Variance Due To:
	2017	2016	Favorable/ (unfavorable)	Volume (a)	FX	Operational performance	Other	Total
	(dollars in millions)			(in millions)
Cost of sales	$1,873	$1,869	$(4)	$(129)	$51	$51	$23	$(4)
Gross margin	$482	$394	$88	$23	$(9)	$51	$23	$88
Percentage of net sales	20.5%	17.4%

(a)	Presented net of $31 million of contractual price reductions for gross margin variance.

The increase in cost of sales reflects increased volumes, net of unfavorable changes in sales mix of $26 million, partially offset by improved operational performance, the impacts from currency exchange and the following items reflected in Other above:

•	In conjunction with a program cancellation by one of the Company’s OEM customers during the six months ended June 30, 2017, the Company entered into a commercial agreement for reimbursement of previously incurred development costs. As a result of this commercial agreement, the Company recorded a reduction of $13 million to cost of sales during the six months ended June 30, 2017.

•	A reduction in asset impairments of $14 million during the six months ended June 30, 2017 as compared to the six months ended June 30, 2016, primarily due to $19 million of impairments recorded in the second quarter of 2016 related to the initiation of a plant closure of a European manufacturing site within the Powertrain Systems segment, as further described in Note 8. Restructuring to the combined unaudited interim financial statements included herein.

Selling, General and Administrative Expense

	Three Months Ended June 30,
	2017	2016	Favorable/ (unfavorable)
	(dollars in millions)
Selling, general and administrative expense	$76	$73	$(3)
Percentage of net sales	6.4%	6.4%

	Six Months Ended June 30,
	2017	2016	Favorable/ (unfavorable)
	(dollars in millions)
Selling, general and administrative expense	$156	$148	$(8)
Percentage of net sales	6.6%	6.5%

Selling, general and administrative expense (“SG&A”) includes administrative expenses, information technology costs and incentive compensation related costs. SG&A as a percentage of net sales was consistent for the three and six months ended June 30, 2017 as compared to the three and six months ended June 30, 2016, as the favorable impact of cost reduction initiatives, including our continuing rotation to best cost manufacturing locations in Europe, was offset by increased information technology costs and increased incentive compensation accruals.

Amortization

	Three Months Ended June 30,
	2017	2016	Favorable/ (unfavorable)
	(in millions)
Amortization	$4	$5	$1

	Six Months Ended June 30,
	2017	2016	Favorable/ (unfavorable)
	(in millions)
Amortization	$8	$9	$1

Amortization expense reflects the non-cash charge related to definite-lived intangible assets. The consistency in amortization during the three and six months ended June 30, 2017 compared to the three and six months ended June 30, 2016 reflects the continued amortization of our intangible assets.

Restructuring

	Three Months Ended June 30,
	2017	2016	Favorable/ (unfavorable)
	(dollars in millions)
Restructuring	$66	$124	$58
Percentage of net sales	5.6%	10.8%

	Six Months Ended June 30,
	2017	2016	Favorable/ (unfavorable)
	(dollars in millions)
Restructuring	$76	$130	$54
Percentage of net sales	3.2%	5.7%

Restructuring charges recorded during the three and six months ended June 30, 2017 were primarily attributable to our restructuring programs focused on the continued rotation of our manufacturing footprint to best cost locations in Europe and on reducing global overhead costs. The Company recorded employee-related and other restructuring charges related to these programs totaling $66 million and $76 million during the three and six months ended June 30, 2017, respectively. These charges included $53 million of separation costs for approximately 500 employees recognized due to the initiation of the closure of a Western European manufacturing site within the Powertrain Systems segment pursuant to the Company’s on-going European footprint rotation strategy. Charges for the program have been substantially completed, and cash payments for this plant closure are expected to be principally completed by 2020.

During the three and six months ended June 30, 2016, the Company recorded employee-related and other restructuring charges totaling $124 million and $130 million, respectively, primarily related to on-going restructuring programs, which included workforce reductions as well as plant closures, that were focused on the rotation of our manufacturing footprint to best cost locations in Europe. These charges included $88 million of employee-related and other costs recorded during the three months ended June 30, 2016 for the initiation of a plant closure at a European manufacturing site within the Powertrain Systems segment.

We expect to continue to incur additional restructuring expense in 2017, primarily related to programs focused on the continued rotation of our manufacturing footprint to best cost locations in Europe and to reduce global overhead costs.

Refer to Note 8. Restructuring to the combined unaudited interim financial statements included herein for additional information.

Separation Costs

	Three Months Ended June 30,
	2017	2016	Favorable/ (unfavorable)
	(dollars in millions)
Separation costs	$15	$—	$(15)

	Six Months Ended June 30,
	2017	2016	Favorable/ (unfavorable)
	(dollars in millions)
Separation costs	$15	$—	$(15)

During the three and six months ended June 30, 2017, the Company incurred costs of $15 million related to the separation, primarily for third party professional fees associated with planning the separation. The Company expects to continue to incur additional expenses related to the separation during 2017.

Income Taxes

	Three Months Ended June 30,
	2017	2016	Favorable/ (unfavorable)
	(in millions)
Income tax expense (benefit)	$22	$(2)	$(24)

	Six Months Ended June 30,
	2017	2016	Favorable/ (unfavorable)
	(in millions)
Income tax expense	$53	$13	$(40)

The Company’s tax rate is affected by the fact that its parent entity is a U.K. resident taxpayer, the tax rates in the U.K. and other jurisdictions in which the Company operates, the relative amount of income earned by jurisdiction and the relative amount of losses or income for which no tax benefit or expense was recognized due to a valuation allowance. The Company’s effective tax rate was impacted by unfavorable changes in geographic income mix in 2017 as compared to 2016, primarily due to changes in the underlying business operations, as well as the tax benefit recognized in the prior period due to the restructuring charges recorded within the Powertrain Systems segment in the second quarter of 2016, as more fully described in Note 8. Restructuring.

Results of Operations by Segment

We operate our core business along the following operating segments, which are grouped on the basis of similar product, market and operating factors:

•	Powertrain Systems, which manufactures fuel injection systems as well as various other powertrain products including valvetrain, fuel delivery modules, ignition coils, canisters, sensors, valves and actuators. This segment also offers electronic control modules and corresponding software, as well as power electronics solutions including supervisory controllers and software, converters and inverters.

•	Products & Service Solutions (“PSS”), which sells a portfolio of aftermarket products and services to independent aftermarket customers and for original equipment service, including a wide variety of powertrain and select additional vehicle components.

•	Eliminations and Other, which includes the elimination of inter-segment transactions.

Our management utilizes segment Adjusted Operating Income as the key performance measure of segment income or loss and for planning and forecasting purposes, as management believes this measure is most reflective of the operational profitability or loss of our operating segments. Segment Adjusted Operating Income should not be considered a substitute for results prepared in accordance with U.S. GAAP and should not be considered an alternative to net income attributable to Delphi Technologies, which is the most directly comparable financial measure to Adjusted Operating Income that is prepared in accordance with U.S. GAAP. Segment Adjusted Operating Income, as determined and measured by Delphi Technologies, should also not be compared to similarly titled measures reported by other companies.

The reconciliation of Adjusted Operating Income to Operating Income includes, as applicable, restructuring, separation costs related to the planned spin-off, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures) and asset impairments. The reconciliations of Adjusted Operating Income to net income attributable to Delphi Technologies for the three and six months ended June 30, 2017 and 2016 are as follows:

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Three Months Ended June 30, 2017:
Adjusted operating income	$141	$23	$—	$164
Restructuring	(64)	(2)	—	(66)
Separation costs	(12)	(3)	—	(15)
Asset impairments	(4)	—	—	(4)

Operating income	$61	$18	$—	79

Interest expense				—
Other income, net				—

Income before income taxes and equity income				79
Income tax expense				(22)
Equity loss, net of tax				(1)

Net income				56
Net income attributable to noncontrolling interest				8

Net income attributable to Delphi Technologies				$48

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Three Months Ended June 30, 2016:
Adjusted operating income	$114	$23	$—	$137
Restructuring	(116)	(8)	—	(124)
Asset impairments	(22)	—	—	(22)

Operating (loss) income	$(24)	$15	$—	(9)

Interest expense				(1)
Other income, net				3

Loss before income taxes and equity income				(7)
Income tax benefit				2
Equity income, net of tax				—

Net loss				(5)
Net income attributable to noncontrolling interest				7

Net loss attributable to Delphi Technologies				$(12)

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Six Months Ended June 30, 2017:
Adjusted operating income	$291	$35	$—	$326
Restructuring	(68)	(8)	—	(76)
Separation costs	(12)	(3)	—	(15)
Asset impairments	(8)	—	—	(8)

Operating income	$203	$24	$—	227

Interest expense				(1)
Other expense, net				(6)

Income before income taxes and equity income				220
Income tax expense				(53)
Equity income, net of tax				—

Net income				167
Net income attributable to noncontrolling interest				16

Net income attributable to Delphi Technologies				$151

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Six Months Ended June 30, 2016:
Adjusted operating income	$218	$43	$—	$261
Restructuring	(121)	(9)	—	(130)
Other acquisition and portfolio project costs	—	(2)	—	(2)
Asset impairments	(22)	—	—	(22)

Operating income	$75	$32	$—	107

Interest expense				(1)
Other income, net				3

Income before income taxes and equity income				109
Income tax expense				(13)
Equity income, net of tax				—

Net income				96
Net income attributable to noncontrolling interest				15

Net income attributable to Delphi Technologies				$81

Net sales, gross margin as a percentage of net sales and Adjusted Operating Income by segment for the three and six months ended June 30, 2017 and 2016 are as follows:

Net Sales by Segment

	Three Months Ended June 30,			Variance Due To:
	2017	2016	Favorable/ (unfavorable)	Volume, net of contractual price reductions	FX	Other	Total
	(in millions)			(in millions)
Powertrain Systems	$1,035	$983	$52	$75	$(23)	$—	$52
PSS	232	235	(3)	5	(8)	—	(3)
Eliminations and Other	(80)	(72)	(8)	(11)	3	—	(8)

Total	$1,187	$1,146	$41	$69	$(28)	$—	$41

	Six Months Ended June 30,			Variance Due To:
	2017	2016	Favorable/ (unfavorable)	Volume, net of contractual price reductions	FX	Other	Total
	(in millions)			(in millions)
Powertrain Systems	$2,058	$1,946	$112	$162	$(50)	$—	$112
PSS	454	449	5	21	(16)	—	5
Eliminations and Other	(157)	(132)	(25)	(31)	6	—	(25)

Total	$2,355	$2,263	$92	$152	$(60)	$—	$92

Gross Margin Percentage by Segment

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Powertrain Systems (1)	18.7%	14.6%	19.2%	15.5%
PSS	19.8%	20.9%	19.2%	20.5%
Eliminations and Other	—%	—%	—%	—%
Total	20.2%	16.8%	20.5%	17.4%

(1)	The three and six months ended June 30, 2016 include asset impairment charges of $22 million within Powertrain Systems.

Adjusted Operating Income by Segment

	Three Months Ended June 30,			Variance Due To:
	2017	2016	Favorable/ (unfavorable)	Volume, net of contractual price reductions	Operational performance	Other	Total
	(in millions)			(in millions)
Powertrain Systems	$141	$114	$27	$9	$26	$(8)	$27
PSS	23	23	—	(2)	5	(3)	—
Eliminations and Other	—	—	—	—	—	—	—

Total	$164	$137	$27	$7	$31	$(11)	$27

As noted in the table above, Adjusted Operating Income for the three months ended June 30, 2017 as compared to the three months ended June 30, 2016 was impacted by volume and contractual price reductions, including product mix, and operational performance improvements, as well as the following items included in Other in the table above:

•	$3 million of increased SG&A expense during the three months ended June 30, 2017, primarily for increased information technology costs and increased incentive compensation accruals; and

•	The absence of a $3 million gain on the sale of unutilized land during the three months ended June 30, 2016.

	Six Months Ended June 30,			Variance Due To:
	2017	2016	Favorable/ (unfavorable)	Volume, net of contractual price reductions	Operational performance	Other	Total
	(in millions)			(in millions)
Powertrain Systems	$291	$218	$73	$32	$41	$—	$73
PSS	35	43	(8)	(2)	10	(16)	(8)
Eliminations and Other	—	—	—	—	—	—	—

Total	$326	$261	$65	$30	$51	$(16)	$65

As noted in the table above, Adjusted Operating Income for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 was impacted by volume and contractual price reductions, including product mix, and operational performance improvements, as well as the following items included in Other in the table above:

•	$8 million of increased SG&A expense during the six months ended June 30, 2017, primarily for increased information technology costs and increased incentive compensation accruals;

•	Increased estimated cost accruals of $3 million at our PSS segment related to certain Brazilian legal matters; and

•	The absence of a $3 million gain on the sale of unutilized land during the three months ended June 30, 2016; partially offset by

•	In conjunction with a program cancellation by one of the Company’s OEM customers during the six months ended June 30, 2017, the Company entered into a commercial agreement for reimbursement of previously incurred development costs. As a result of this commercial agreement, the Company recorded a reduction of $13 million to cost of sales during the six months ended June 30, 2017.

The results of operations for the years ended December 31, 2016 and 2015 were as follows:

	Year Ended December 31,
	2016	2015	Favorable/ (unfavorable)
	(dollars in millions)
Net sales	$4,486	$4,407	$79
Cost of sales	3,689	3,557	(132)

Gross margin	797	850	(53)
Selling, general and administrative	299	312	13
Amortization	17	23	6
Restructuring	161	112	(49)

Operating income	320	403	(83)
Interest expense	(1)	(3)	2
Other expense, net	(1)	(2)	1

Income before income taxes and equity income	318	398	(80)
Income tax expense	(50)	(92)	42

Income before equity income	268	306	(38)
Equity income, net of tax	—	—	—

Net income	268	306	(38)
Net income attributable to noncontrolling interest	32	34	(2)

Net income attributable to Delphi Technologies	$236	$272	$(36)

Total Net Sales

Below is a summary of our total net sales for the years ended December 31, 2016 versus December 31, 2015.

	Year Ended December 31,			Variance Due To:
	2016	2015	Favorable/ (unfavorable)	Volume, net of contractual price reductions	FX	Other	Total
	(in millions)			(in millions)
Total net sales	$4,486	$4,407	$79	$211	$(132)	$—	$79

Total net sales for the year ended December 31, 2016 increased 2% compared to the year ended December 31, 2015. We experienced volume growth of 6% for the period, primarily as a result of increased sales in North America and Asia Pacific. These increased volumes were partially offset by $63 million of contractual price reductions, as well as decreases due to unfavorable currency impacts, primarily related to the British Pound and Chinese Yuan Renminbi, and contractual price reductions.

Cost of Sales

Cost of sales is primarily comprised of material, labor, manufacturing overhead, freight, fluctuations in foreign currency exchange rates, product engineering, design and development expenses, depreciation and amortization, warranty costs and other operating expenses. Gross margin is revenue less cost of sales and gross margin percentage is gross margin as a percentage of net sales.

Cost of sales increased $132 million for the year ended December 31, 2016 compared to the year ended December 31, 2015, as summarized below. The Company’s material cost of sales was approximately 50% of net sales in both the years ended December 31, 2016 and December 31, 2015.

	Year Ended December 31,			Variance Due To:
	2016	2015	Favorable/ (unfavorable)	Volume (a)	FX	Operational performance	Other	Total
	(dollars in millions)			(in millions)
Cost of sales	$3,689	$3,557	$(132)	$(252)	$77	$128	$(85)	$(132)
Gross margin	$797	$850	$(53)	$(41)	$(55)	$128	$(85)	$(53)
Percentage of net sales	17.8%	19.3%

(a)	Presented net of $63 million of contractual price reductions for gross margin variance.

The increase in cost of sales reflects increased volumes, net of unfavorable changes in sales mix of $96 million, partially offset by improved operational performance and the impacts from currency exchange. The increase in cost of sales is also attributable to the following items in Other above:

•	Increased warranty costs of $28 million; which includes $25 million pursuant to a settlement agreement reached in 2016 with one of our OEM customers regarding warranty claims related to certain components supplied by the Powertrain Systems segment; and

•	$29 million of asset impairments recognized in 2016 due to declines in the fair values of certain fixed assets, as compared to $9 million recognized in 2015. The increase was primarily due to $25 million recognized in 2016 related to the closure of a European manufacturing site within the Powertrain Systems segment, as further described in Note 10. Restructuring.

Selling, General and Administrative Expense

	Year Ended December 31,
	2016	2015	Favorable/ (unfavorable)
	(dollars in millions)
Selling, general and administrative expense	$299	$312	$13
Percentage of net sales	6.7%	7.1%

Selling, general and administrative expense (“SG&A”) includes administrative expenses, information technology costs and incentive compensation related costs. The reduction in SG&A for the year ended December 31, 2016 as compared to 2015 was primarily due to reduced expenses as a result of cost reduction initiatives, including our continuing rotation to best cost manufacturing locations in Europe.

Amortization

	Year Ended December 31,
	2016	2015	Favorable/ (unfavorable)
	(in millions)
Amortization	$17	$23	$6

Amortization expense reflects the non-cash charge related to definite-lived intangible assets. The decrease in 2016 as compared to 2015 was due to certain PSS customer relationship assets reaching the end of their amortizable lives during 2015.

In 2017, we expect to incur non-cash amortization charges of approximately $15 million.

Restructuring

	Year Ended December 31,
	2016	2015	Favorable/ (unfavorable)
	(dollars in millions)
Restructuring	$161	$112	$(49)
Percentage of net sales	3.6%	2.5%

Restructuring charges recorded during 2016 were primarily attributable to our restructuring programs which focused on the continued rotation of our manufacturing footprint to best cost locations in Europe and on reducing global overhead costs.

The Company recorded employee-related and other restructuring charges related to these programs totaling approximately $161 million during the year ended December 31, 2016. These charges included $131 million for programs focused on the continued rotation of our manufacturing footprint to best cost locations in Europe, $93 million of which related to the closure of a European manufacturing site within the Powertrain Systems segment, associated with separation costs for approximately 500 employees. Charges for the program have been substantially completed, and cash payments for this plant closure are expected to be principally completed in 2017. Additionally, the Company recognized non-cash asset impairment charges of $25 million during the year ended December 31, 2016 related to this plant closure, which were recorded within cost of sales. Delphi Technologies also recorded restructuring costs of $12 million in 2016 for programs implemented to reduce global overhead costs. We expect to make cash payments of approximately $60 million in 2017 pursuant to our implemented restructuring programs.

During the year ended December 31, 2015, Delphi Technologies recorded employee-related and other restructuring charges totaling approximately $112 million, primarily related to on-going restructuring programs focused on aligning manufacturing capacity with the levels of automotive production in Europe and South America, and the continued rotation of our manufacturing footprint to best cost locations within these regions. These charges included the recognition of approximately $68 million of employee-related and other costs related to the initiation of a workforce reduction at a European manufacturing site within the Powertrain Systems segment.

While the restructuring programs initiated in 2016 have been principally completed, we expect to continue to incur additional restructuring expense in 2017, primarily related to the initiation of new programs focused on the continued rotation of our manufacturing footprint to best cost locations in Europe and to reduce global overhead costs. We expect these restructuring costs to total approximately $100 million in 2017. Additionally, as we continue to operate in a cyclical industry that is impacted by movements in the global and regional economies, we continually evaluate opportunities to further adjust our cost structure and optimize our manufacturing footprint. The Company plans to implement additional restructuring activities in the future, if necessary, in order to align manufacturing capacity and other costs with prevailing regional automotive production levels and locations, to improve the efficiency and utilization of other locations and in order to increase investment in advanced technologies and engineering. Such future restructuring actions are dependent on market conditions, customer actions and other factors.

Refer to Note 10. Restructuring to the combined financial statements included herein for additional information.

Income Taxes

	Year Ended December 31,
	2016	2015	Favorable/ (unfavorable)
	(in millions)
Income tax expense	$50	$92	$42

The Company’s tax rate is affected by the fact that its parent entity is a U.K. resident taxpayer, the tax rates in the U.K. and other jurisdictions in which the Company operates, the relative amount of income earned by jurisdiction and the relative amount of losses or income for which no tax benefit or expense was recognized due to a valuation allowance.

The effective tax rate in the year ended December 31, 2016 was impacted by favorable geographic income mix in 2016 as compared to 2015, primarily due to changes in the underlying operations of the business. These benefits were partially offset by $5 million of reserve adjustments recorded for uncertain tax positions, which included reserves for ongoing audits in foreign jurisdictions, as well as for changes in estimates based on relevant new or additional evidence obtained related to certain of the Company’s tax positions. Additionally, the Company’s tax rate was impacted by the enactment of the U.K. Finance (No. 2) Act 2016 on September 15, 2016, which provides for a reduction of the corporate income tax rate from 18% to 17% effective April 1, 2020. The income tax accounting effect, including any retroactive effect, of a tax law change is accounted for in the period of enactment, which in this case was the third quarter of 2016. As a result, the effective tax rate was impacted by an increased tax expense of approximately $4 million for the year ended December 31, 2016 due to the resultant impact on the net deferred tax asset balances.

The effective tax rate in the year ended December 31, 2015 was impacted by the enactment of the U.K. Finance (No. 2) Act 2015 (the “UK 2015 Finance Act”) on November 18, 2015, which provides for a reduction of the corporate income tax rate from 20% to 19% effective April 1, 2017, with a further reduction to 18% effective April 1, 2020. The income tax accounting effect, including any retroactive effect, of a tax law change is accounted for in the period of enactment, which in this case was the fourth quarter of 2015. As a result, the effective tax rate was impacted by an increased tax expense of approximately $9 million for the year ended December 31, 2015 due to the resultant impact on the net deferred tax asset balances.

Results of Operations by Segment

The reconciliations of Adjusted Operating Income to net income attributable to Delphi Technologies for the years ended December 31, 2016 and 2015 are as follows:

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Year Ended December 31, 2016:
Adjusted operating income	$418	$94	$—	$512
Restructuring	(151)	(10)	—	(161)
Other acquisition and portfolio project costs	—	(2)	—	(2)
Asset impairments	(28)	(1)	—	(29)

Operating income	$239	$81	$—	320

Interest expense				(1)
Other expense, net				(1)

Income before income taxes and equity income				318
Income tax expense				(50)
Equity income, net of tax				—

Net income				268
Net income attributable to noncontrolling interest				32

Net income attributable to Delphi Technologies				$236

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Year Ended December 31, 2015:
Adjusted operating income	$428	$98	$—	$526
Restructuring	(108)	(4)	—	(112)
Other acquisition and portfolio project costs	(2)	—	—	(2)
Asset impairments	(9)	—	—	(9)

Operating income	$309	$94	$—	403

Interest expense				(3)
Other expense, net				(2)

Income before income taxes and equity income				398
Income tax expense				(92)
Equity income, net of tax				—

Net income				306
Net income attributable to noncontrolling interest				34

Net income attributable to Delphi Technologies				$272

Net sales, gross margin as a percentage of net sales and Adjusted Operating Income by segment for the years ended December 31, 2016 and 2015 are as follows:

Net Sales by Segment

	Year Ended December 31,			Variance Due To:
	2016	2015	Favorable/ (unfavorable)	Volume, net of contractual price reductions	FX	Other	Total
	(in millions)			(in millions)
Powertrain Systems	$3,837	$3,729	$108	$208	$(100)	$—	$108
PSS	924	963	(39)	6	(45)	—	(39)
Eliminations and Other	(275)	(285)	10	(3)	13	—	10

Total	$4,486	$4,407	$79	$211	$(132)	$—	$79

Gross Margin Percentage by Segment

	Year Ended December 31,
	2016	2015
Powertrain Systems	15.8%	17.2%
PSS	20.6%	21.5%
Eliminations and Other	—%	—%
Total	17.8%	19.3%

Adjusted Operating Income by Segment

	Year Ended December 31,			Variance Due To:
	2016	2015	Favorable/ (unfavorable)	Volume, net of contractual price reductions	Operational performance	Other	Total
	(in millions)			(in millions)
Powertrain Systems	$418	$428	$(10)	$(35)	$114	$(89)	$(10)
PSS	94	98	(4)	1	14	(19)	(4)
Eliminations and Other	—	—	—	—	—	—	—

Total	$512	$526	$(14)	$(34)	$128	$(108)	$(14)

As noted in the table above, Adjusted Operating Income for the year ended December 31, 2016 as compared to the year ended December 31, 2015 was impacted by volume and contractual price reductions, including product mix, and operational performance improvements, as well as the following items included in Other in the table above:

•	Increased warranty costs of $28 million, which includes $25 million pursuant to a settlement agreement reached in 2016 with one of our OEM customers regarding warranty claims related to certain components supplied by the Powertrain Systems segment, and

•	Unfavorable foreign currency impacts of $25 million, primarily related to the Chinese Yuan Renminbi and British Pound.

Results of Operations for the Year Ended December 31, 2015 versus December 31, 2014

Combined Results of Operations

The decrease in our total net sales of 3% during the year ended December 31, 2015 as compared to 2014 was primarily attributable to unfavorable foreign currency impacts, which offset increased sales volumes in North America, Europe and Asia Pacific. Partially offsetting these increases were reduced sales volumes in our smallest region, South America, due to continuing economic weakness, resulting in continued reductions in OEM production schedules in the region.

The results of operations for the years ended December 31, 2015 and 2014 were as follows:

	Year Ended December 31,
	2015	2014	Favorable/ (unfavorable)
	(dollars in millions)
Net sales	$4,407	$4,540	$(133)
Cost of sales	3,557	3,671	114

Gross margin	850	869	(19)
Selling, general and administrative	312	343	31
Amortization	23	32	9
Restructuring	112	52	(60)

Operating income	403	442	(39)
Interest expense	(3)	(4)	1
Other (expense) income, net	(2)	2	(4)

Income from operations before income taxes and equity income	398	440	(42)
Income tax expense	(92)	(97)	5

Income from operations before equity income	306	343	(37)
Equity income (loss), net of tax	—	(1)	1

Net income	306	342	(36)
Net income attributable to noncontrolling interest	34	36	(2)

Net income attributable to Delphi Technologies	$272	$306	$(34)

Total Net Sales

Below is a summary of Delphi Technologies’ total net sales for the year ended December 31, 2015 versus December 31, 2014.

	Year Ended December 31,			Variance Due To:
	2015	2014	Favorable/ (unfavorable)	Volume, net of contractual price reductions	FX	Other	Total
	(in millions)			(in millions)
Total net sales	$4,407	$4,540	$(133)	$272	$(405)	$—	$(133)

Total net sales for the year ended December 31, 2015 decreased 3% compared to the year ended December 31, 2014. We experienced volume growth of 7% for the period, primarily as a result of increased sales in North America, Europe and Asia Pacific. These increased volumes were partially offset by $61 million of contractual price reductions, as well as decreases due to unfavorable currency impacts, primarily related to the Euro.

Cost of Sales

Cost of sales is primarily comprised of material, labor, manufacturing overhead, freight, fluctuations in foreign currency exchange rates, product engineering, design and development expenses, depreciation and amortization, warranty costs and other operating expenses. Gross margin is revenue less cost of sales and gross margin percentage is gross margin as a percentage of net sales.

Cost of sales decreased $114 million for the year ended December 31, 2015 compared to the year ended December 31, 2014, as summarized below. The Company’s material cost of sales was approximately 50% of net sales in both the year ended December 31, 2015 and December 31, 2014.

	Year Ended December 31,			Variance Due To:
	2015	2014	Favorable/ (unfavorable)	Volume (a)	FX	Operational performance	Other	Total
	(dollars in millions)			(in millions)
Cost of sales	$3,557	$3,671	$114	$(296)	$338	$92	$(20)	$114
Gross margin	$850	$869	$(19)	$(24)	$(67)	$92	$(20)	$(19)
Percentage of net sales	19.3%	19.1%

(a)	Presented net of $61 million of contractual price reductions for gross margin variance.

The decrease in cost of sales reflects improved operational performance and the impacts from currency exchange, partially offset by increased volumes before contractual price reductions, net of unfavorable changes in sales mix of $99 million for the period.

Selling, General and Administrative Expense

	Year Ended December 31,
	2015	2014	Favorable/ (unfavorable)
	(dollars in millions)
Selling, general and administrative expense	$312	$343	$31
Percentage of net sales	7.1%	7.6%

Selling, general and administrative expense (“SG&A”) includes administrative expenses, information technology costs and incentive compensation related costs. The reduction in SG&A for the year ended December 31, 2015 as compared to 2014 was primarily due to reduced expenses as a result of cost reduction initiatives, including our continuing rotation to best cost manufacturing locations in Europe.

Amortization

	Year Ended December 31,
	2015	2014	Favorable/ (unfavorable)
	(in millions)
Amortization	$23	$32	$9

Amortization expense reflects the non-cash charge related to definite-lived intangible assets. The decrease in 2015 as compared to 2014 was due to certain PSS customer relationship assets reaching the end of their amortizable lives during 2015.

Restructuring

	Year Ended December 31,
	2015	2014	Favorable/ (unfavorable)
	(dollars in millions)
Restructuring	$112	$52	$(60)
Percentage of net sales	2.5%	1.1%

During the year ended December 31, 2015, Delphi Technologies recorded employee-related and other restructuring charges totaling approximately $112 million, primarily related to on-going restructuring programs focused on aligning manufacturing capacity with the levels of automotive production in Europe and South America, and the continued rotation of our manufacturing footprint to low cost locations within these regions. These charges included the recognition of approximately $68 million of employee-related and other costs related to the initiation of a workforce reduction at a European manufacturing site within the Powertrain Systems segment.

During the year ended December 31, 2014, Delphi Technologies recorded employee related and other restructuring charges totaling approximately $52 million, which included the recognition of approximately $35 million of employee-related and other costs related to the initiation of a workforce reduction at a European manufacturing site.

Refer to Note 10. Restructuring to the combined financial statements included herein for additional information.

Income Taxes

	Year Ended December 31,
	2015	2014	Favorable/ (unfavorable)
	(in millions)
Income tax expense	$92	$97	$5

The Company’s tax rate is affected by the fact that its parent entity is a U.K. resident taxpayer, the tax rates in the U.K. and other jurisdictions in which the Company operates, the relative amount of income earned by jurisdiction and the relative amount of losses or income for which no tax benefit or expense was recognized due to a valuation allowance.

The effective tax rate in the year ended December 31, 2015 was impacted by the enactment of the U.K. Finance (No. 2) Act 2015 (the “UK 2015 Finance Act”) on November 18, 2015, which provides for a reduction of the corporate income tax rate from 20% to 19% effective April 1, 2017, with a further reduction to 18% effective April 1, 2020. The income tax accounting effect, including any retroactive effect, of a tax law change is accounted for in the period of enactment, which in this case was the fourth quarter of 2015. As a result, the effective tax rate was impacted by an increased tax expense of approximately $9 million for the year ended December 31, 2015 due to the resultant impact on the net deferred tax asset balances. Additionally, the effective tax rate in the year ended December 31, 2015 was impacted by unfavorable geographic income mix in 2015 as compared to 2014, primarily due to changes in the underlying operations of the business.

Results of Operations by Segment

The reconciliations of Adjusted Operating Income to net income attributable to Delphi Technologies for the years ended December 31, 2015 and 2014 are as follows:

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Year Ended December 31, 2015:
Adjusted operating income	$428	$98	$—	$526
Restructuring	(108)	(4)	—	(112)
Other acquisition and portfolio project costs	(2)	—	—	(2)
Asset impairments	(9)	—	—	(9)

Operating income	$309	$94	$—	403

Interest expense				(3)
Other expense, net				(2)

Income before income taxes and equity income				398
Income tax expense				(92)
Equity income, net of tax				—

Net income				306
Net income attributable to noncontrolling interest				34

Net income attributable to Delphi Technologies				$272

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Year Ended December 31, 2014:
Adjusted operating income	$402	$92	$—	$494
Restructuring	(48)	(4)	—	(52)

Operating income	$354	$88	$—	442

Interest expense				(4)
Other income, net				2

Income before income taxes and equity income				440
Income tax expense				(97)
Equity loss, net of tax				(1)

Net income				342
Net income attributable to noncontrolling interest				36

Net income attributable to Delphi Technologies				$306

Net sales, gross margin as a percentage of net sales and Adjusted Operating Income by segment for the years ended December 31, 2015 and 2014 are as follows:

Net Sales by Segment

	Year Ended December 31,			Variance Due To:
	2015	2014	Favorable/ (unfavorable)	Volume, net of contractual price reductions	FX	Other	Total
	(in millions)			(in millions)
Powertrain Systems	$3,729	$3,862	$(133)	$219	$(352)	$—	$(133)
PSS	963	1,000	(37)	44	(81)	—	(37)
Eliminations and Other	(285)	(322)	37	9	28	—	37

Total	$4,407	$4,540	$(133)	$272	$(405)	$—	$(133)

Gross Margin Percentage by Segment

	Year Ended December 31,
	2015	2014
Powertrain Systems	17.2%	16.9%
PSS	21.5%	21.6%
Eliminations and Other	—%	—%
Total	19.3%	19.1%

Adjusted Operating Income by Segment

	Year Ended December 31,			Variance Due To:
	2015	2014	Favorable/ (unfavorable)	Volume, net of contractual price reductions	Operational performance	Other	Total
	(in millions)			(in millions)
Powertrain Systems	$428	$402	$26	$(24)	$74	$(24)	$26
PSS	98	92	6	1	18	(13)	6
Eliminations and Other	—	—	—	—	—	—	—

Total	$526	$494	$32	$(23)	$92	$(37)	$32

As noted in the table above, Adjusted Operating Income for the year ended December 31, 2015 as compared to the year ended December 31, 2014 was impacted by volume and contractual price reductions, including product mix and operational performance improvements, as well as the following items included in Other in the table above:

•	$45 million of unfavorable foreign currency impacts, primarily related to the Euro; partially offset by

•	A $5 million reduction in depreciation and amortization.

Liquidity and Capital Resources

As part of Aptiv, the Company is dependent upon Aptiv for all of its working capital and financing requirements, as Aptiv uses a centralized approach to cash management and financing of its operations. Aptiv utilizes a combination of strategies, including dividends, cash pooling arrangements, intercompany loan structures and other distributions and advances to centrally manage its global liquidity needs, including the use of a global cash pooling arrangement to consolidate and manage its global cash balances. Accordingly, cash and cash equivalents held by Aptiv at the corporate level were not attributable to Delphi Technologies for any of the periods presented. Only cash amounts specifically attributable to Delphi Technologies are reflected in the accompanying combined financial statements. Financing transactions relating to the Company are accounted for as a component of Net Parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows. Third-party debt obligations of Aptiv and the corresponding interest costs related to those debt obligations, specifically those that relate to senior notes, term loans and revolving credit facilities, have not been attributed to Delphi Technologies, as Delphi Technologies was not the legal obligor of such debt obligations. The only third-party debt obligations included in the historical combined financial statements are those for which the legal obligor is a legal entity within Delphi Technologies. None of the Company’s assets were pledged as collateral under the Parent’s debt obligations as of December 31, 2016 or 2015.

During the years ended December 31, 2016, 2015 and 2014, and the six month periods ended June 30, 2017 and June 30, 2016, the Company generated sufficient cash from operating activities to fund its operating and investing activities. Management assesses the Company’s liquidity in terms of its ability to generate cash to fund its operating and investing activities, including capital expenditures, operational restructuring activities and separation activities. The Company continues to generate substantial cash from operating activities and believes that its operating cash flow and other sources of liquidity, including available borrowings under the Credit Agreement, as described below, will be sufficient to allow it to continue investing in existing businesses and manage its capital structure on a short and long-term basis.

Overview of Capital Structure

We have entered into the Credit Agreement and completed the offering of the Senior Notes, as described below, such that we will have a total principal amount of debt of approximately $1,550 million immediately following the separation, primarily consisting of a $750 million five-year term loan pursuant to the Credit Agreement and $800 million of eight-year senior notes. We currently anticipate that approximately $1,148 million of the net proceeds from these borrowings will be distributed to Aptiv upon the separation, with the remaining net proceeds to be held by Delphi Technologies in order to fund operating cash requirements and to pay related taxes, fees and expenses.

The Company’s liquidity requirements are primarily to fund our business operations, including capital expenditures and working capital requirements, operational restructuring activities, separation activities and to meet planned debt service requirements. Our primary sources of liquidity are cash flows from operations, our existing cash balance, and as necessary, borrowings under the Credit Agreement and the issuance of senior unsecured notes, as described below. To the extent we generate discretionary cash flow we may consider using this additional cash flow for optional prepayments of indebtedness, undertake new capital investment projects, strategic acquisitions, return capital to shareholders and/or general corporate purposes.

Credit Agreement

On September 7, 2017, Delphi Technologies and its wholly-owned subsidiary Delphi Powertrain Corporation entered into a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent (the “Administrative Agent”), with respect to $1.25 billion in senior secured credit facilities. The Credit Agreement consists of a senior secured five-year $750 million term loan facility (the “Term Loan A Facility”) and a $500 million five-year senior secured revolving credit facility (the “Revolving Credit Facility”) (collectively, the “Credit Facilities”) with the lenders party thereto and JPMorgan Chase Bank, N.A. The Credit Facilities are expected to become available to Delphi Technologies no later than the date of the separation, subject to the satisfaction of certain conditions customary for financings of this type, including the spin-off.

The Credit Facilities will be subject to an interest rate, at our option, of either (a) the Administrative Agent’s Alternate Base Rate (“ABR” as defined in the Credit Agreement) or (b) the London Interbank Offered Rate (the “Adjusted LIBOR Rate” as defined in the Credit Agreement) (“LIBOR”), in each case, plus an applicable margin that is based on our corporate credit ratings, as more particularly described below. In addition, the Credit Agreement will require payment of additional interest on certain overdue obligations on terms and conditions customary for financings of this type. The interest rate period with respect to LIBOR interest rate options will be set at one-, two-, three-, or six-months as selected by us in accordance with the terms of the Credit Agreement (or other period as may be agreed by the applicable lenders), but payable no less than quarterly. We may elect to change the selected interest rate over the term of the Credit Facilities in accordance with the provisions of the Credit Agreement.

The applicable interest rate margins for the Term Loan A Facility will increase or decrease from time to time between 1.50% and 2.00% per annum (for LIBOR loans) and between 0.50% and 1.00% per annum (for ABR loans), in each case based upon changes to our corporate credit ratings. The applicable interest rate margins for the Revolving Credit Facility will increase or decrease from time to time between 1.30% and 1.55% per annum (for LIBOR loans) and between 0.30% and 0.55% per annum (for ABR loans), in each case based upon changes to our corporate credit ratings. Accordingly, the interest rates for the Credit Facilities will fluctuate during the term of the Credit Agreement based on changes in the ABR, LIBOR or future changes in our corporate credit ratings. The Credit Agreement also requires that we pay certain facility fees on the aggregate commitments under the Revolving Credit Facility and certain letter of credit issuance and fronting fees.

Letters of credit will be available for issuance under the Credit Agreement on terms and conditions customary for financings of this type, which issuances will reduce availability under the Revolving Credit Facility.

We will be obligated to make quarterly principal payments throughout the term of the Term Loan A Facility according to the amortization provisions in the Credit Agreement, as such payments may be reduced from time to time in accordance with the terms of the Credit Agreement as a result of the application of loan prepayments made by us, if any, prior to the scheduled date of payment thereof.

Borrowings under the Credit Agreement will be prepayable at our option without premium or penalty, subject to customary increased cost provisions. We may request that all or a portion of the Credit Facilities be converted to extend the scheduled maturity date(s) with respect to all or a portion of any principal amount of such Credit Facilities under certain conditions customary for financings of this type. The Credit Agreement also contains certain mandatory prepayment provisions in the event that we receive net cash proceeds from certain non-ordinary course asset sales, casualty events and debt offerings, in each case subject to terms and conditions customary for financings of this type.

The Credit Agreement contains certain affirmative and negative covenants customary for financings of this type that, among other things, limit our and our subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to designate subsidiaries as unrestricted, to make certain investments, to prepay certain indebtedness and to pay dividends, or to make other distributions or redemptions/repurchases, in respect of the our and our subsidiaries’ equity interests. In addition, the Credit Agreement requires that we maintain a consolidated net leverage ratio (the ratio of Consolidated Total Indebtedness to Consolidated Adjusted EBITDA, each as defined in the Credit Agreement) of not greater than 3.50 to 1.00. The Credit Agreement also contains events of default customary for financings of this type, including certain customary change of control events.

The borrowers under the Credit Agreement will comprise Delphi Technologies and its wholly-owned Delaware-organized subsidiary, Delphi Powertrain Corporation. Additional subsidiaries of Delphi Technologies may be added as co-borrowers or guarantors under the Credit Agreement from time to time on the terms and conditions set forth in the Credit Agreement. The obligations of each borrower under the Credit Agreement will be jointly and severally guaranteed by each other borrower and by certain of our existing and future direct and indirect subsidiaries, subject to certain exceptions customary for financings of this type. All obligations of the borrowers and the guarantors will be secured by certain assets of such borrowers and guarantors, including a perfected first-priority pledge of all of the capital stock in Delphi Powertrain Corporation.

In addition, the Credit Agreement contains provisions pursuant to which, based upon our achievement of certain corporate credit ratings, certain covenants and/or our obligation to provide collateral to secure the Credit Facilities, will be suspended.

Unsecured Senior Notes

On September 28, 2017, we issued $800 million in aggregate principal amount of 5.00% senior unsecured notes due 2025 in a transaction exempt from registration under the Securities Act (the “Senior Notes”). The Senior Notes were priced at 99.50% of par, resulting in a yield to maturity of 5.077%. Interest is payable semi-annually on April 1 and October 1 of each year to holders of record at the close of business on March 15 or September 15 immediately preceding the interest payment date. The proceeds received from the Senior Notes offering were deposited into escrow for release to Delphi Technologies PLC upon satisfaction of certain conditions, including completion of the separation. If the conditions for the release of the proceeds of this offering from escrow are not satisfied by June 30, 2018, the Senior Notes will be subject to mandatory redemption. From the date of the satisfaction of the escrow conditions, the notes will be guaranteed, jointly and severally, on an unsecured basis, by each of our current and future domestic subsidiaries that guarantee our Credit Facilities, as described above. Upon completion of the separation, Delphi Technologies PLC will use the proceeds from the Spin-Off Senior Notes together with the proceeds from the Term Loan A Facility to fund a dividend to Aptiv, fund operating cash and pay taxes and related fees and expenses.

Receivable factoring—Beginning in 2015, the Company has entered into arrangements with various financial institutions to sell eligible trade receivables from certain aftermarket customers in North America. These arrangements can be terminated at any time subject to prior written notice. The receivables under these arrangements are sold without recourse to the Company and are therefore accounted for as true sales. During the years ended December 31, 2016 and 2015, $123 million and $100 million of receivables were sold under these arrangements, and expenses of $3 million and $2 million, respectively, were recognized within interest expense. During the three and six months ended June 30, 2017, $22 million and $38 million of receivables were sold under these arrangements, and expenses of $1 million and $1 million, respectively, were recognized within interest expense. During the three and six months ended June 30, 2016, $43 million and $75 million of receivables were sold under these arrangements, and expenses of less than $1 million and $2 million, respectively, were recognized within interest expense.

In addition, in 2016 and 2015 one of the Company’s European subsidiaries factored, without recourse, receivables related to certain foreign research tax credits to a financial institution. These transactions were accounted for as true sales of the receivables, and the Company therefore derecognized approximately $22 million and $20 million from other long-term assets in the combined balance sheet as of December 31, 2016 and December 31, 2015, respectively, as a result of these transactions.

Aptiv centrally maintains a European accounts receivable factoring facility, and Delphi Technologies participates in this facility. As the factoring facility allows Delphi Technologies to maintain effective control over the receivables, the accounts receivable related to this facility are included in the combined balance sheets. Collateral is not required related to these trade accounts receivable. No amounts were outstanding on the European accounts receivable factoring facility as of June 30, 2017, December 31, 2016 or December 31, 2015. The European accounts receivable factoring facility matures on August 31, 2017, and will automatically renew on a non-committed, indefinite basis unless terminated by either party.

Capital leases—There were no capital lease obligations outstanding as of June 30, 2017 or December 31, 2016. As of December 31, 2015, there were approximately $22 million of capital lease obligations outstanding.

Interest—Cash paid for interest totaled $1 million, $3 million and $4 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Contractual Commitments

The following table summarizes our expected cash outflows resulting from financial contracts and commitments as of December 31, 2016, with amounts denominated in foreign currencies translated using foreign currency rates as of December 31, 2016. We have not included information on our recurring purchases of materials for use in our manufacturing operations. These amounts are generally consistent from year to year, closely reflect our levels of production, and are not long-term in nature. The amounts below exclude the gross liability for uncertain tax positions of $9 million as of December 31, 2016. We do not expect a significant payment related to these obligations to be made within the next twelve months. We are not able to provide a reasonably reliable estimate of the timing of future payments relating to the non-current portion of obligations associated with uncertain tax positions. For more information, refer to Note 13. Income Taxes to the combined financial statements included herein.

	Payments due by Period
	Total	2017	2018 & 2019	2020 & 2021	Thereafter
	(in millions)
Debt obligations	$8	$2	$5	$—	$1
Operating lease obligations	44	11	12	10	11
Contractual commitments for capital expenditures	49	49	—	—	—
Other contractual purchase commitments, including information technology	18	9	6	3	—

Total	$119	$71	$23	$13	$12

In addition to the obligations discussed above, certain of the Company’s non-U.S. subsidiaries sponsor defined benefit pension plans, some of which are funded. There are minimum funding requirements with respect to certain of the pension obligations and we may periodically elect to make discretionary contributions to the plans in support of risk management initiatives. We will also have payments due with respect to our other postretirement benefit obligations. We do not fund our other postretirement benefit obligations and payments are made as costs are incurred by covered retirees. Refer to Note 11. Pension Benefits to the combined financial statements included herein for additional detail regarding our expected contributions to our pension plans and expected distributions to participants in future periods.

As described above, in September 2017 we entered into the Credit Agreement, which included a $750 million five-year floating rate Term Loan A Facility that will become available upon the date of the separation. We will subsequently be obligated to make quarterly principal payments throughout the term of the Term Loan A Facility according to the amortization provisions in the Credit Agreement. We also completed the offering of $800 million of 5.00% Senior Notes due 2025 through a private offering exempt from registration under Rule 144A and Regulation S of the Securities Act of 1933. As a result, subsequent to the separation from the Parent, our contractual commitments will change significantly from our historical amounts.

Capital Expenditures

Supplier selection in the auto industry is generally finalized several years prior to the start of production of the vehicle. Therefore, current capital expenditures are based on customer commitments entered into previously, generally several years ago when the customer contract was awarded. As of December 31, 2016, we had approximately $49 million in outstanding cancellable and non-cancellable capital commitments. Capital expenditures by operating segment and geographic region for the periods presented were:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Powertrain Systems	$169	$197	$319
PSS	2	4	3

Total capital expenditures	$171	$201	$322

North America	$50	$61	$15
Europe, Middle East & Africa	82	96	141
Asia Pacific	34	42	156
South America	5	2	10

Total capital expenditures	$171	$201	$322

Cash Flows

Comparison of the Six Months Ended June 30, 2017 and Six Months Ended June 30, 2016

Operating activities—Net cash provided by operating activities totaled $177 million and $247 million for the six months ended June 30, 2017 and 2016, respectively. Cash flow from operating activities for the six months ended June 30, 2017 consisted primarily of net earnings of $167 million increased by $121 million for non-cash charges for depreciation, amortization and pension costs, partially offset by $118 million related to changes in operating assets and liabilities, net of restructuring and pension contributions. Cash flow from operating activities for the six months ended June 30, 2016 consisted primarily of net earnings of $96 million increased by $127 million for non-cash charges for depreciation, amortization and pension costs and $20 million related to changes in operating assets and liabilities, net of restructuring and pension contributions. The decrease in operating cash flows for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 was primarily due to increased working capital usage resulting from increased sales volumes and corresponding inventory build-ups.

Investing activities—Net cash used in investing activities totaled $77 million for the six months ended June 30, 2017, as compared to $79 million for the six months ended June 30, 2016. The decrease was due to $1 million of reduced capital expenditures and $1 million of increased proceeds received from the sale of property.

Financing activities—Net cash used in financing activities totaled $128 million and $172 million for the six months ended June 30, 2017 and 2016, respectively. The decrease in usage in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 is primarily due to less cash being transferred to Aptiv as compared to the prior period as a result of increased working capital usage.

Comparison of the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

Operating activities—Net cash provided by operating activities totaled $372 million and $429 million for the years ended December 31, 2016 and 2015, respectively. Cash flow from operating activities for the year ended December 31, 2016 consisted primarily of net earnings of $268 million, increased by $240 million for non-cash charges for depreciation and amortization, pension and other postretirement benefit expenses, partially offset by $139 million related to changes in operating assets and liabilities, net of restructuring and pension contributions. Cash flow from operating activities for the year ended December 31, 2015 consisted primarily of net earnings of $306 million, increased by $228 million for non-cash charges for depreciation and amortization, pension and other postretirement benefit expenses, partially offset by $131 million related to changes in operating assets and liabilities, net of restructuring and pension contributions.

Net cash provided by operating activities totaled $533 million for the year ended December 31, 2014, which consisted of net earnings of $342 million, increased by $235 million for non-cash charges for depreciation and amortization, pension and other postretirement benefit expenses, partially offset by $59 million related to changes in operating assets and liabilities, net of restructuring and pension contributions.

Investing activities—Net cash used in investing activities totaled $162 million and $201 million for the years ended December 31, 2016 and 2015, respectively. The decrease was primarily due to $30 million of reduced capital expenditures during the year ended December 31, 2016 as compared to 2015, as well as $20 million that was paid in 2015 for the Company’s investment in Tula Technology, Inc., an engine control software company.

Net cash used in investing activities totaled $321 million for the year ended December 31, 2014, which was primarily attributable to capital expenditures of $322 million.

Financing activities—Net cash used in financing activities totaled $210 million and $273 million for the years ended December 31, 2016 and 2015, respectively. The decrease in usage in 2016 as compared to 2015 is primarily due to less cash being transferred to Aptiv due to reduced cash flow generated by Delphi Technologies operations.

Net cash used in financing activities totaled $201 million for the year ended December 31, 2014. The increase in usage in 2015 as compared to 2014 is primarily due to more cash being transferred to Aptiv resulting from the expansion of Aptiv’s global cash pooling arrangement, as described above, which resulted in increased consolidation and Parent management of cash generated by Aptiv’s subsidiaries.

Off-Balance Sheet Arrangements and Other Matters

We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Pension Benefits

Certain of the Company’s non-U.S. subsidiaries sponsor defined-benefit pension plans, which generally provide benefits based on negotiated amounts for each year of service. The primary non-U.S. plans are located in the United Kingdom (“U.K”), France and Mexico. The U.K. and certain Mexican plans are funded. In addition, the Company has defined benefit plans in South Korea, Turkey and Italy for which amounts are payable to employees immediately upon separation. The obligations for these plans are recorded over the requisite service period. Delphi Technologies does not have any U.S. pension assets or liabilities.

We anticipate making pension contributions and benefit payments of approximately $37 million for non-U.S. plans in 2017.

Refer to Note 11. Pension Benefits to the combined financial statements included herein for further information on (1) historical benefit costs of the pension plans, (2) the principal assumptions used to determine the pension benefit expense and the actuarial value of the projected benefit obligation for the pension plans, (3) a sensitivity analysis of potential changes to pension obligations and expense that would result from changes in key assumptions and (4) funding obligations.

Environmental Matters

We are subject to the requirements of environmental and safety and health laws and regulations in each country in which we operate. These include laws regulating air emissions, water discharge, hazardous materials and waste management. We have an environmental management structure designed to facilitate and support our compliance with these requirements globally. Although it is our intent to comply with all such requirements and regulations, we cannot provide assurance that we are at all times in compliance. Environmental requirements are complex, change frequently and have tended to become more stringent over time. Accordingly, we cannot assure that environmental requirements will not change or become more stringent over time or that our eventual environmental remediation costs and liabilities will not be material.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. At this time, we are involved in various stages of investigation and cleanup related to environmental remediation matters at certain of our facilities. In addition, there may be soil or groundwater contamination at several of our properties resulting from historical, ongoing or nearby activities.

As of December 31, 2016 and 2015, the undiscounted reserve for environmental investigation and remediation was approximately $1 million (which was recorded in other long-term liabilities) and $1 million (which was recorded in other long-term liabilities). The Company cannot ensure that our eventual environmental remediation costs and liabilities will not exceed the amount of our current reserves. In the event that such liabilities were to significantly exceed the amounts recorded, our results of operations could be materially affected.

Legal Proceedings

For a description of our legal proceedings, see Note 12. Commitments and Contingencies to the combined financial statements included herein.

Significant Accounting Policies and Critical Accounting Estimates

Our significant accounting policies are described in Note 2. Significant Accounting Policies to the combined financial statements included herein. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

We consider an accounting estimate to be critical if:

•	it requires us to make assumptions about matters that were uncertain at the time we were making the estimate, and

•	changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

Acquisitions

In accordance with accounting guidance for the provisions in FASB ASC 805, Business Combinations, we allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill.

We use all available information to estimate fair values. We typically engage outside appraisal firms to assist in the fair value determination of identifiable intangible assets and any other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information regarding asset valuations and liabilities assumed.

Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

Other estimates used in determining fair value may include, but are not limited to, future cash flows or income related to intangibles, market rate assumptions, actuarial assumptions for benefit plans and appropriate discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable, but that are inherently uncertain, and therefore, may not be realized. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary materially.

Warranty Obligations and Product Recall Costs

Estimating warranty obligations requires us to forecast the resolution of existing claims and expected future claims on products sold. We base our estimate on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims and discussions with our customers. The key factors which impact our estimates are (1) the stated or implied warranty period; (2) OEM source; (3) OEM policy decisions regarding warranty claims; and (4) OEMs seeking to hold suppliers responsible for product warranties. These estimates are re-evaluated on an ongoing basis. Actual warranty obligations could differ from the amounts estimated requiring adjustments to existing reserves in future periods. Due to the uncertainty and potential volatility of the factors contributing to developing these estimates, changes in our assumptions could materially affect our results of operations.

In addition to our ordinary warranty provisions with customers, we are also at risk for product recall costs, which are costs incurred when a customer or the Company recalls a product through a formal campaign soliciting return of that product. In addition, the National Highway Traffic Safety Administration (“NHTSA”) has the authority, under certain circumstances, to require recalls to remedy safety concerns. Product recall costs typically include the cost of the product being replaced as well as the customer’s cost of the recall, including labor to remove and replace the recalled part. The Company accrues for costs related to product recalls as part of our warranty accrual at the time an obligation becomes probable and can be reasonably estimated. Actual costs incurred could differ from the amounts estimated, requiring adjustments to these reserves in future periods. It is possible that changes in our assumptions or future product recall issues could materially affect our financial position, results of operations or cash flows.

Refer to Note 9. Warranty Obligations to the combined financial statements included herein for additional information.

Legal and Other Contingencies

We are involved from time to time in various legal proceedings and claims, including commercial or contractual disputes, product liability claims, government investigations, product warranties and environmental and other matters, that arise in the normal course of business. We routinely assess the likelihood of any adverse judgments or outcomes related to these matters, as well as ranges of probable losses, by consulting with internal personnel involved with such matters and, as appropriate, with outside legal counsel handling such matters. We have accrued for estimated losses for those matters where we believe that the likelihood of a loss has occurred, is probable and the amount of the loss is reasonably estimable. The determination of the amount of such reserves is based on knowledge and experience with regard to past and current matters and consultation with internal personnel involved with such matters and, where applicable, with outside legal counsel handling such matters. The amount of such reserves may change in the future due to new developments or changes in circumstances. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution.

Restructuring

Accruals have been recorded in conjunction with our restructuring actions. These accruals include estimates primarily related to employee termination costs, contract termination costs and other related exit costs in conjunction with workforce reduction and programs related to the rationalization of manufacturing and engineering processes. Actual costs may vary from these estimates. These accruals are reviewed on a quarterly basis and changes to restructuring actions are appropriately recognized when identified.

Pensions

We use actuarial estimates and related actuarial methods to calculate our obligation and expense. We are required to select certain actuarial assumptions, which are determined based on current market conditions, historical information and consultation with and input from our actuaries and asset managers. Refer to Note 11. Pension Benefits to the combined financial statements included herein for additional details. The key factors which impact our estimates are (1) discount rates; (2) asset return assumptions; and (3) actuarial assumptions such as retirement age and mortality which are determined as of the current year measurement date. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. Experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions are recognized in other comprehensive income. Cumulative actuarial gains and losses in excess of 10% of the projected benefit obligation (“PBO”) for a particular plan are amortized over the average future service period of the employees in that plan.

Delphi Technologies does not have any U.S. pension assets or liabilities. The principal assumptions used to determine the pension expense and the actuarial value of the projected benefit obligation for the non-U.S. pension plans were:

Assumptions used to determine benefit obligations at December 31:

	Pension Benefits
	Non-U.S. Plans
	2016	2015
Weighted-average discount rate	2.58%	3.72%
Weighted-average rate of increase in compensation levels	3.97%	3.73%

Assumptions used to determine net expense for years ended December 31:

	Pension Benefits
	Non-U.S. Plans
	2016	2015	2014
Weighted-average discount rate	3.72%	3.63%	4.42%
Weighted-average rate of increase in compensation levels	3.73%	3.72%	3.96%
Weighted-average expected long-term rate of return on plan assets	5.75%	6.24%	6.24%

We select discount rates by analyzing the results of matching each plan’s projected benefit obligations with a portfolio of high-quality fixed income investments rated AA- or higher by Standard and Poor’s.

The primary funded plans are in the United Kingdom and Mexico. For the determination of 2016 expense, we assumed a long-term expected asset rate of return of approximately 5.75% and 7.50% for the United Kingdom and Mexico, respectively. We evaluated input from local actuaries and asset managers, including consideration of recent fund performance and historical returns, in developing the long-term rate of return assumptions. The assumptions for the United Kingdom and Mexico are primarily conservative long-term, prospective rates. To determine the expected return on plan assets, the market-related value of approximately 26% of our plan assets is actual fair value. The expected return on the remainder of our plan assets is determined by applying the expected long-term rate of return on assets to a calculated market-related value of these plan assets, which recognizes changes in the fair value of the plan assets in a systematic manner over five years.

Our pension expense for 2017 is determined at the December 31, 2016 measurement date. For purposes of analysis, the following table highlights the sensitivity of our pension obligations and expense to changes in key assumptions:

Change in Assumption	Impact on Pension Expense		Impact on PBO
25 basis point (“bp”) decrease in discount rate	+ $	6 million	+ $	73 million
25 bp increase in discount rate	- $	6 million	- $	68 million
25 bp decrease in long-term expected return on assets	+ $	2 million		—
25 bp increase in long-term expected return on assets	- $	2 million		—

The above sensitivities reflect the effect of changing one assumption at a time. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. The above sensitivities also assume no changes to the design of the pension plans and no major restructuring programs.

Based on information provided by our actuaries and asset managers, we believe that the assumptions used are reasonable; however, changes in these assumptions could impact our financial position, results of operations or cash flows. Refer to Note 11. Pension Benefits to the combined financial statements included herein for additional information.

Accounts Receivable Allowance

Establishing valuation allowances for doubtful accounts requires the use of estimates and judgment in regard to the risk exposure and ultimate realization. The allowance for doubtful accounts is established based upon analysis of trade receivables for known collectability issues, including bankruptcies, and aging of receivables at the end of each period. Changes to our assumptions could materially affect our recorded allowance.

Valuation of Long-Lived Assets, Intangible Assets and Investments in Affiliates and Expected Useful Lives

We monitor our long-lived and definite-lived assets for impairment indicators on an ongoing basis based on projections of anticipated future cash flows, including future profitability assessments of various manufacturing sites when events and circumstances warrant such a review. If impairment indicators exist, we perform the required impairment analysis by comparing the undiscounted cash flows expected to be generated from the long-lived assets to the related net book values. If the net book value exceeds the undiscounted cash flows, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the estimated fair value of the long-lived assets. Even if an impairment charge is not required, a reassessment of the useful lives over which depreciation or amortization is being recognized may be appropriate based on our assessment of the recoverability of these assets. We estimate cash flows and fair value using internal budgets based on recent sales data, independent automotive production volume estimates and customer commitments and review of appraisals. The key factors which impact our estimates are (1) future production estimates; (2) customer preferences and decisions; (3) product pricing; (4) manufacturing and material cost estimates; and (5) product life / business retention. Any differences in actual results from the estimates could result in fair values different from the estimated fair values, which could materially impact our future results of operations and financial condition. We believe that the projections of anticipated future cash flows and fair value assumptions are reasonable; however, changes in assumptions underlying these estimates could affect our valuations.

Goodwill and Intangible Assets

We periodically review goodwill for impairment indicators. We review goodwill for impairment annually in the fourth quarter or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The Company performs the goodwill impairment review at the reporting unit level. We perform a qualitative assessment (step 0) of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount. If not, no further goodwill impairment testing is performed. If so, we perform the step 1 and step 2 tests discussed hereafter. Our qualitative assessment involves significant estimates, assumptions, and judgments, including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance of the Company, reporting unit specific events and changes in the Parent’s share price.

If the fair value of the reporting unit is greater than its carrying amount (step 1), goodwill is not considered to be impaired and the second step is not required. We estimate the fair value of our reporting units using a combination of a future discounted cash flow valuation model and, if possible, a comparable market transaction model. Estimating fair value requires the Company to make judgments about appropriate discount rates, growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. If the fair value of the reporting unit is less than its carrying amount, an entity must perform the second step to measure the amount of the impairment loss, if any. The second step requires a reporting unit to compare its implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, the reporting unit would recognize an impairment loss for that excess. We estimate implied fair value of goodwill in the same way as goodwill is recognized in a business combination. We estimate fair value of the reporting unit’s identifiable net assets excluding goodwill is compared to the fair value of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

We review indefinite-lived intangible assets for impairment annually or more frequently if events or changes in circumstances indicate the assets might be impaired. Similar to the goodwill assessment described above, the Company first performs a qualitative assessment of whether it is more likely than not that an indefinite-lived intangible asset is impaired. If necessary, the Company then performs a quantitative impairment test by comparing the estimated fair of the asset, based upon its forecasted cash flows, to its carrying value. Other intangible assets with definite lives are amortized over their useful lives and are subject to impairment testing only if events or circumstances indicate that the asset might be impaired, as described above.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or net realizable value, including direct material costs and direct and indirect manufacturing costs. Refer to Note 4. Inventories to the combined financial statements included herein. Obsolete inventory is identified based on analysis of inventory for known obsolescence issues, and, as of December 31, 2016, the market value of inventory on hand in excess of one year’s supply is generally fully-reserved.

From time to time, payments may be received from suppliers. These payments from suppliers are recognized as a reduction of the cost of the material acquired during the period to which the payments relate. In some instances, supplier rebates are received in conjunction with or concurrent with the negotiation of future purchase agreements and these amounts are amortized over the prospective agreement period.

Income Taxes

Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized. Changes in tax laws or accounting standards and methods may affect recorded deferred taxes in future periods.

When establishing a valuation allowance, we consider future sources of taxable income such as “future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards” and “tax planning strategies.” A tax planning strategy is defined as “an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets.” In the event we determine it is more likely than not that the deferred tax assets will not be realized in the future, the valuation adjustment to the deferred tax assets will be charged to earnings in the period in which we make such a determination. The valuation of deferred tax assets requires judgment and accounting for the deferred tax effect of events that have been recorded in the combined financial statements or in tax returns and our future projected profitability. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified. The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. We use a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured and tax position taken or expected to be taken on our tax return. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. We report tax-related interest and penalties as a component of income tax expense. We do not believe there is a reasonable likelihood that there will be a material change in the tax related balances or valuation allowance balances. However, due to the complexity of some of these uncertainties, the ultimate resolution may be materially different from the current estimate. Refer to Note 13. Income Taxes to the combined financial statements included herein for additional information.

Share-Based Compensation

Certain U.S. and non-U.S. employees of Delphi Technologies are covered by the Aptiv-sponsored share-based compensation arrangement, the Delphi Automotive PLC Long Term Incentive Plan, as amended and restated effective April 23, 2015 (“PLC LTIP”), which allows for the grant of share-based awards for long-term compensation to the employees, directors, consultants and advisors of the Company (further discussed in Note 16. Share-Based Compensation to the combined financial statements included herein). Grants of restricted stock units (“RSUs”) to executives have been made under the PLC LTIP in each year from 2012 to 2017. The RSU awards include a time-based vesting portion and a performance-based vesting portion. The performance-based vesting portion includes performance and market conditions in addition to service conditions. We determine the grant date fair value of the RSUs based on the closing price of the Company’s ordinary shares on the date of the grant of the award and a contemporaneous valuation performed by an independent valuation specialist with respect to certain market conditions that impact the performance-based vesting portion of the RSUs. We recognize compensation expense based upon the grant date fair value of the awards applied to the Company’s best estimate of ultimate performance against the respective targets on a straight-line basis over the requisite vesting period of the awards, adjusted for an estimate for forfeitures. The performance conditions require management to make assumptions regarding the likelihood of achieving certain performance goals. Changes in these performance assumptions, as well as differences in actual results from management’s estimates, could result in estimated or actual fair values different from previously estimated fair values, which could materially impact the Company’s future results of operations and financial condition.

Pursuant to the terms of the Employee Matters Agreement, with respect to Aptiv RSUs held by Delphi Technologies employees, including Delphi Technologies’ NEOs (as defined under “Compensation Discussion and Analysis”), that are outstanding as of the separation and for which the underlying securities are Aptiv ordinary shares, each such outstanding Aptiv restricted stock unit will be equitably adjusted or converted into an award with respect to Delphi Technologies ordinary shares. Each other Aptiv restricted stock unit that is outstanding as of the separation and for which the underlying securities are Aptiv ordinary shares will also be equitably adjusted or converted, but will continue to relate to Aptiv ordinary shares. In each case, the outstanding Aptiv award will be equitably adjusted or converted in a manner intended to preserve the approximate intrinsic value of such Aptiv equity award from directly before to directly after the spin-off. More specifically, with respect to each adjusted or converted award covering Delphi Technologies ordinary shares, the number of underlying shares will be determined based on a ratio, as further described in the Employee Matters Agreement, applied to the number of Aptiv ordinary shares subject to the original Aptiv award outstanding as of the separation. Pursuant to the terms of the Employee Matters Agreement and the applicable Aptiv compensation plans, we currently anticipate that performance achievement with respect to performance-based RSUs will also be equitably adjusted in connection with the separation. Specific treatment may, however, depend on the year in which the performance-based RSUs were originally granted and whether the holders of such awards will continue employment with Aptiv or Delphi Technologies. To the extent that an affected employee is employed in a non-U.S. jurisdiction, and the adjustments or conversions contemplated above could result in adverse tax consequences or other adverse regulatory consequences, Aptiv may determine that a different equitable adjustment or grant will apply in order to avoid any such adverse consequences. We do not currently anticipate incurring material additional compensation expense as a result of modifying such awards.

Refer to Note 16. Share-Based Compensation to the combined financial statements included herein for additional information.

Recently Issued Accounting Pronouncements

Refer to Note 2. Significant Accounting Policies to the combined financial statements included herein for a complete description of recent accounting standards which we have not yet been required to implement which may be applicable to our operations. Additionally, the significant accounting standards that have been adopted during the year ended December 31, 2016 and the six months ended June 30, 2017 are described.

Market Risk Management

We are exposed to market risks from changes in currency exchange rates and certain commodity prices. These exposures may impact future earnings and/or operating cash flows. In order to manage these risks, Aptiv centrally manages its exposure to fluctuations in currency exchange rates, interest rates, and certain commodity prices by entering into a variety of forward contracts and swaps with various counterparties. Aptiv does not enter into derivative transactions for speculative or trading purposes. Such financial exposures are managed in accordance with the policies and procedures of Aptiv and accounted for in accordance with ASC Topic 815, Derivatives and Hedging. Delphi Technologies does not enter into any derivative transactions, contracts, options, or swaps.

Currency Exchange Rate Risk

Delphi Technologies has currency exposures related to buying, selling and financing in currencies other than the local currencies in which we operate. Historically, we have reduced our exposure through participation in Aptiv’s hedging program, which utilize financial instruments (hedges) that provide offsets or limits to our exposures, which are opposite to the underlying transactions. We have currency exposures related to buying, selling and financing in currencies other than the local functional currencies in which we operate (“transactional exposure”). We also have currency exposures related to the translation of the financial statements of our foreign subsidiaries that use the local currency as their functional currency into U.S. dollars, the Company’s reporting currency (“translational exposure”). The impact of translational exposure is recorded within currency translation adjustment in the combined statements of comprehensive income.

As of December 31, 2016 and 2015 the net fair value asset of all financial instruments with exposure to currency risk was approximately $88 million and $92 million, respectively. The potential loss or gain in fair value for such financial instruments from a hypothetical 10% adverse or favorable change in quoted currency exchange rates would be approximately $9 million and $9 million at December 31, 2016 and 2015, respectively. The model assumes a parallel shift in currency exchange rates; however, currency exchange rates rarely move in the same direction. The assumption that currency exchange rates change in a parallel fashion may overstate the impact of changing currency exchange rates on assets and liabilities denominated in currencies other than the U.S. dollar.

Commodity Price Risk

We also face an inherent business risk of exposure to commodity price risk, particularly to changes in the price of various non-ferrous metals used in our manufacturing operations. We have historically managed certain of these exposures through participation in Aptiv’s hedging program, which may utilize commodity swaps and option contracts. Although Delphi Technologies does not enter into any derivative transactions, contracts, options, or swaps to hedge our commodity exposures, based on Delphi Technologies’ exposures as a percentage of the total exposures hedged by Aptiv, the net fair value of contracts attributable to Delphi Technologies was an asset (liability) of approximately $1 million and $(2) million at December 31, 2016 and 2015, respectively. If the price of the commodities that were being hedged by these commodity swaps/average rate forward contracts changed adversely or favorably by 10%, the fair value of our commodity swaps/average rate forward contracts would decrease or increase by approximately $400 thousand and $600 thousand at December 31, 2016 and 2015, respectively. A 10% change in the net fair value liability differs from a 10% change in rates on fair value due to the relative differences between the underlying commodity prices and the prices in place in our commodity swaps/average rate forward contracts. These amounts exclude the offsetting impact of the price risk inherent in the physical purchase of the underlying commodities.

BUSINESS

Overview

Delphi Technologies PLC (“Delphi Technologies”, “we” or the “Company”) is a leader in the development, design and manufacture of integrated powertrain technologies that optimize engine performance, increase vehicle efficiency, reduce emissions, improve driving performance, and support increasing electrification of vehicles. We are a global supplier to original equipment manufacturers (“OEMs”) seeking to manufacture vehicles that meet and exceed increasingly stringent global regulatory requirements and satisfy consumer demands for an enhanced user experience. Additionally, we offer a full spectrum of aftermarket products serving a global customer base.

We provide advanced fuel injection systems (“FIS”), actuators, valvetrain products, sensors, electronic control modules and power electronics technologies. We believe our ability to meet regulatory requirements for reduced emissions and increased fuel economy, as well as to provide additional power to support consumer-driven demand for more in-vehicle electronics, will allow us to realize revenue growth in excess of vehicle production growth.

Our comprehensive portfolio of advanced technologies and solutions for all propulsion systems are sold to global OEMs of both light vehicles (passenger cars, trucks and vans and sport-utility vehicles) and commercial vehicles (light-duty, medium-duty and heavy-duty trucks, commercial vans, buses and off-highway vehicles). We are a supplier to every major automotive OEM in the world. We operate 20 major manufacturing facilities and 12 major technical centers utilizing a regional service model that enables us to efficiently and effectively serve our global customers from best cost countries. We have a presence in 24 countries with approximately 5,000 scientists, engineers and technicians who focus on innovating and developing market-relevant product solutions.

We also manufacture and sell our technologies to leading aftermarket players, including independent retailers and wholesale distributors. We supply a full suite of aftermarket products including engine control modules, pumps, injectors, fuel modules, ignition coils, smart remote actuators, exhaust gas recirculation valves, brakes, steering, suspension and other products. We also add aftermarket know-how in category management, logistics, training, marketing and other dedicated services to provide a full range of aftermarket solutions throughout vehicles’ lives.

Our business is well diversified across regions, product types, markets and customers. In fiscal 2016, 44% of our revenue was derived from Europe, the Middle East and Africa (“EMEA”), 29% from North America, 24% from Asia Pacific and 3% from South America; further, 63% of our net sales were to light vehicle OEM customers, 16% were to commercial vehicle OEM customers and 21% were to aftermarket customers. No customer accounted for more than 10% of net sales and our top 5 customers accounted for a total of approximately 40% of net sales.

During fiscal 2016 and for the six months ended June 30, 2017, Delphi Technologies generated net sales of $4,486 million and $2,355 million, net income attributable to Delphi Technologies of $236 million and $151 million, and adjusted operating income of $512 million (11.4% margin) and $326 million (13.8% margin), respectively. See “Summary—Summary Historical Combined Financial Data” for our definition of “adjusted operating income” and a reconciliation of adjusted operating income to net income attributable to Delphi Technologies, which we believe is the most directly comparable financial measure calculated in accordance with GAAP.

Our Competitive Strengths

We believe we distinguish ourselves through the following competitive strengths, which we expect to continue to enhance as a standalone company:

•	Portfolio of Advanced Technologies Aligned to Customer Demands: We have an established product portfolio that includes powertrain technologies for gas and diesel engines, as well as hybrid and electric vehicles, which we sell to our diverse OEM and aftermarket customer base.

•	Fuel Injection Systems: Our highly engineered gas and diesel FIS portfolio combines injectors, rails, pumps and electronic control modules into an advanced system which improves the efficiency of fuel injection to help light and commercial vehicle manufacturers improve engine performance and meet emissions standards.

•

Gasoline: Our gasoline portfolio includes a full suite of fuel injection technologies that drive greater efficiency for traditional gasoline combustion engines and hybrid vehicles. Our Gasoline Direct Injection (“GDi”) technology provides high precision fuel delivery for optimized combustion, which lowers emissions and increases fuel economy. As the industry continues to transition from port fuel injection to GDi, we expect the higher value technology content to drive growth in excess of vehicle production growth. Gasoline engines continue to be the globally dominant light vehicle engine type, and we expect them to remain predominant for the foreseeable future.

•	Diesel: Our diesel portfolio provides enhanced engine performance at an attractive value, includes common rail FIS and is balanced between commercial and light vehicle applications. We are well positioned in the commercial vehicle market, where diesel is expected to remain the preferred technology. In the light vehicle market, we are focused on engines for larger passenger cars for which the greater fuel economy benefits of diesel technology deliver more value.

•	Powertrain Products for Gasoline and Diesel Applications: Our portfolio also includes an array of highly engineered products for traditional combustion and hybrid electric vehicles, including variable valve timing, variable valve actuation, smart remote actuators, powertrain sensors, ignition products, canisters, and fuel handling products. These products often complement and enhance the efficiency improvements delivered by FIS and, as a result, drive above market growth.

•	Electronics & Electrification: Our electronics portfolio consists of gasoline and diesel control modules and power electronics. The control modules are key components in ensuring the integration and operation of powertrain products throughout the vehicle. As the electrification of mechanical components increases, our proprietary power electronics solutions, including supervisory controllers and software, DC/DC converters and inverters provide better efficiency, reduced weight and lower cost for our OEM customers, while also making these and other components easier to integrate. These products are expected to experience increased demand as vehicle electrification accelerates.

•	Aftermarket: Through our Products & Service Solutions segment, we sell aftermarket products to independent aftermarket customers and sell our products to original equipment service customers. Our aftermarket product portfolio includes engine control modules, pumps, injectors, fuel modules, ignition coils, smart remote actuators, exhaust gas recirculation valves, brakes, steering, suspension, and other products. Our aftermarket business provides a recurring and stable revenue base as many of these products are non-discretionary in nature. The growing number of vehicles on the road, along with the higher average age of vehicles and increasing miles driven collectively represent trends that are expected to lead to growing demand for our aftermarket products.

•	Leading Innovation Platform: We have a team of approximately 5,000 scientists, engineers and technicians across 12 major technical centers globally. With approximately 2,400 active patents and patent applications, we have a strong track record of developing technologies focused on addressing consumer demands and industry trends, including GDi, powertrain domain controllers, two-step variable valve actuation, engine control algorithms, electronics and software. We also seek to further develop strategic collaborations, such as our investment in Tula Technology, Inc., a developer of dynamic, skip-fire cylinder deactivation software technology that helps to increase fuel efficiency, reduce emissions and improve engine performance. We also leverage our OEM product engineering capabilities across our aftermarket product lines to capture value over the lifetime of a vehicle. Our ability to provide the latest technologies to improve fuel economy, lower emissions and optimize power utilization for traditional and electrified vehicles has enabled us to realize above market revenue growth.

•

Strong Customer Relationships Across Diverse Markets. Our customer base includes 23 of the largest light vehicle OEMs and the majority of the 10 largest commercial vehicle OEMs in the world. Our top five customers, Hyundai Motor Company (“Hyundai”), Daimler AG (“Daimler”), General Motors Company (“GM”), PSA Peugeot Citroen (“PSA”) and Volkswagen AG (“VW”), collectively represented 40% of our net sales in fiscal 2016 with our largest customer accounting for only 9%. Our diverse customer base also includes manufacturers of commercial vehicles such as Volvo AB (“Volvo”), Caterpillar Inc. (“Caterpillar”), and PACCAR Inc. (“PACCAR”). Our aftermarket customers include AutoZone Inc. (“AutoZone”), NAPA Auto Parts (“NAPA”), as well as leading wholesale distributors such as Parts Alliance Group (“Parts Alliance”).

•	Global Manufacturing and Development Capabilities with Regional Focus: We operate 20 major manufacturing facilities and 12 major technical centers and have a presence in 24 countries throughout the world. Our global manufacturing footprint enables us to efficiently manufacture in and supply from primarily best cost countries. Our regional engineering teams also allow us to stay connected to local market requirements and partner with our customers during all phases of the development process, from design through production. By working in collaboration with our customers, we expect to continue to increase market share and grow through technological advancements, such as increased vehicle electrification.

•	Lean and Flexible Cost Structure: We have made significant investments to reduce our cost-structure by rotating our manufacturing capabilities toward best cost countries in order to further improve our cost position and drive margin expansion. Since 2014, our adjusted operating income margin increased 50 basis points as the benefits of these investments began to take hold. We expect additional operating margin expansion as the cost savings related to rotating our manufacturing facilities toward best cost countries are fully realized. Additionally, we leverage our lean enterprise operating system to reduce product lead times and execute flawless product launches. We believe our enterprise operating system and our strategic manufacturing footprint will allow us to continue expanding operating margins in the future.

•	Strong and Sustainable Revenue and Earnings Growth and Cash Flow Generation: We expect to continue to leverage our portfolio of advanced technologies and strong customer relationships to generate strong revenue growth. Additionally, our innovative culture and manufacturing expertise in best cost countries provides us with a lean and flexible cost structure, which we believe will generate consistent earnings growth and strong cash flow.

•	Experienced Leadership Team with Proven Track Record: We have a strong management team with extensive experience both within the industry and with Delphi Technologies. Through the combination of their longstanding customer relationships, proven track record in operations management and deep industry knowledge, the leadership team has positioned us for future revenue growth, margin expansion and strong cash flow.

Business and Growth Strategies

Our strategy is to continue to accelerate the development of market-relevant technologies that solve our customers’ increasingly complex challenges and leverage our lean and flexible cost structure to deliver strong revenue and margin expansion, earnings and cash flow growth.

We seek to grow our business through the execution of the following strategies, among others:

•	Maintain Leadership in Technologies that Solve Our Customers’ Most Complex Challenges. We are focused on providing technologies and solutions that solve our customers’ biggest challenges. Leveraging the breadth and depth of our engineering capabilities, we have strong positions in fuel injectors, fuel pumps, variable valve timing and variable valve actuation. Additionally, we provide leading technology solutions in the areas of electronics and electrification, including engine control modules and power electronics, where we see above market growth with increased levels of electrification. Our power electronics technologies include products such as high-voltage inverters, DC-DC converters and on-board chargers that convert electricity to enable hybrid and electric vehicle propulsion systems. Our comprehensive portfolio of powertrain products helps customers meet increasingly stringent global regulatory requirements while also enhancing vehicle performance.

•	Focused Regional Strategies to Best Serve Our Customers’ Needs. The combination of our global operating capabilities and our portfolio of advanced technologies help us to serve our global customers and meet their local needs. We have a presence in all major global regions and have positioned ourselves to be a leading supplier of advanced powertrain technologies, including electrification, that are tailored to satisfy our customers’ needs in each region. We believe our focus on providing customer solutions to meet increasing global emissions and fuel efficiency regulations will collectively drive greater demand for our products and enable us to experience above-market growth.

•	Continue to Enhance Aftermarket Position. We have strong customer relationships with the largest global aftermarket players, including independent retailers and wholesale distributors. We supply a full suite of aftermarket products including engine control modules, pumps, injectors, fuel modules, ignition coils, smart remote actuators, exhaust gas recirculation valves, brakes, steering, suspension and other products. We also add aftermarket know-how in category management, logistics, training, marketing and other dedicated services to provide a full range of aftermarket solutions throughout vehicles’ lives. Globally, we plan to gain scale by focusing on higher value, faster growing product lines such as electronics, and services, which include diagnostics and remanufacturing. We will also look to increase growth by leveraging our regional product program strengths to expand our portfolio across regions. In addition, we expect to benefit from aftermarket growth in key markets around the world, including China.

•	Leverage Our Lean and Flexible Cost Structure to Deliver Strong Earnings and Cash Flow Growth. We recognize the importance of maintaining a lean and flexible business model in order to deliver earnings and cash flow growth. We intend to improve our cost competitiveness by leveraging our enterprise operating system, continuously increasing operational efficiency, maximizing manufacturing output and rotating our facilities to best cost countries. We have ongoing processes and resources dedicated to further improvement of our operations and we expect to use our cash flow to reinvest in our business to drive growth.

Our Segments

We provide technologies to customers through the following two segments:

•	Powertrain Systems (79% of 2016 total net sales)—This segment provides FIS as well as various other powertrain products including valvetrain, fuel delivery modules, ignition coils, canisters, sensors, valves and actuators. This segment also offers electronic control modules with the corresponding software, algorithms and calibration that provide centralized and reliable management of various powertrain components. Additionally, we provide power electronics solutions that include supervisory controllers and software, along with DC/DC converters and inverters. In fiscal 2016, 74% of our net sales in this segment consisted of FIS and other powertrain components (“PTP”) while 26% were derived from electronics and electrification products (“E&E”).

•

Products & Service Solutions (21% of 2016 total net sales)—This segment sells aftermarket products to independent aftermarket and original equipment service customers. This segment supplies a full suite of aftermarket products including engine control modules, pumps, injectors, fuel modules, ignition coils, smart remote actuators, exhaust gas recirculation valves, brakes, steering, suspension and other products. After the separation, our sales to original equipment service customers will not include sales of products that are manufactured by Aptiv’s other non-Powertrain segments as reflected in the Unaudited Pro Forma Condensed Financial Statements. As we continue to develop and expand our aftermarket distribution channel, we expect to benefit from the strength of our leading engineering capabilities and advanced technological product offering. In fiscal 2016, approximately two-thirds of segment net sales were derived from powertrain products with the remaining third derived from other aftermarket products.

See Note 17 of the notes to the combined financial statements included in this information statement for certain financial information about segments.

Our Industry

The automotive and commercial vehicle parts industry provides components, systems, subsystems and modules to OEMs for the manufacture of new vehicles, as well as to the aftermarket for use as replacement parts. Overall, we expect long-term growth of global vehicle production in the OEM market. In 2016, global vehicle production (including light and commercial vehicles) increased 5% versus the previous year, including increases of 2% in North America, 3% in Europe and 14% in China. In South America, as a result of persisting economic weakness, there was a 14% decline.

Demand for automotive components in the OEM market is generally a function of the number of new vehicles produced in response to consumer demand, which is primarily driven by macro-economic factors such as credit availability, interest rates, fuel prices, consumer confidence, employment and other trends. In the commercial vehicle market, OEM demand for components is also tied to vehicle production and is driven by industrial production, the amount of freight tonnage being transported, the availability of credit and interest rates, among other factors. Although OEM demand is tied to actual vehicle production, participants in the automotive and commercial vehicle parts industry also have the opportunity to grow faster by further penetrating business with existing customers and in existing markets, gaining new customers and increasing presence in global markets. Above market growth can be achieved through product alignment to favorable macro trends such as regulation and electrification. The number of vehicles utilizing electrification to meet increasingly stringent regulatory standards is expected to grow to approximately 25% of global vehicle production by 2025 as compared to just four percent today. We believe that as a global supplier with advanced technology, engineering, manufacturing and customer support capabilities, we are well-positioned to benefit from these opportunities.

Heightened Regulatory Environment

OEMs continue to focus on improving fuel efficiency and reducing emissions in order to meet increasingly stringent regulatory requirements in various markets. On a worldwide basis, the relevant authorities in the

European Union, the United States, China, India, Japan, Brazil, South Korea and Argentina have already instituted regulations requiring further reductions in emissions and/or increased fuel economy. In many cases, other authorities have initiated legislation or regulation that would further tighten the standards through 2020 and beyond. Based on the current regulatory environment, we believe that OEMs, including those in the U.S. and China, will be subject to requirements for greater reductions in carbon dioxide (“CO2”) emissions over the next ten years. These standards will require meaningful innovation as OEMs and suppliers are forced to find ways to improve engine management, electrical power consumption, vehicle weight and integration of alternative powertrains (e.g., electric/hybrid propulsion). As a result, suppliers such as Delphi Technologies are continuing to develop innovations that result in improvements in fuel economy, emissions and performance from gasoline and diesel internal combustion engines, and permit engine downsizing without loss of performance.

Standardization of Sourcing by OEMs

Many OEMs are continuing to adopt global vehicle platforms to increase standardization, reduce per unit cost and increase capital efficiency and profitability. As a result, OEMs are selecting suppliers that have the capability to manufacture products on a worldwide basis as well as the flexibility to adapt to regional variations. Suppliers with global scale and strong design, engineering and manufacturing capabilities are best positioned to benefit from this trend. OEMs are also increasingly looking to their suppliers to simplify vehicle design and assembly processes to reduce costs. As a result, suppliers that sell vehicle components directly to manufacturers have assumed many of the design, engineering, research and development and assembly functions traditionally performed by vehicle manufacturers. Suppliers that can provide fully-engineered solutions, systems and pre-assembled combinations of component parts, such as Delphi Technologies, are positioned to leverage the trend toward system sourcing.

Shorter Product Development Cycles To Benefit Strong Suppliers

As a result of government regulations and customer preferences, development cycles are becoming shorter and OEMs are requiring suppliers to respond faster with new designs and product innovations. While these trends are more prevalent in mature markets, emerging markets are advancing rapidly towards the regulatory standards and consumer preferences of more mature markets. Suppliers with strong technologies, global engineering and development capabilities, such as Delphi Technologies, will be best positioned to meet OEM demands for rapid innovation.

Increasing Vehicle Complexity

Vehicles are increasingly complex in their design, features, level of integration of mechanical and electrical components and increasing levels of software and coding necessary to their functionality. This has resulted in growing consumer demand for additional power, given the increasing level of electronic components and systems in vehicles. We believe electronics integration, which generally refers to products and systems that combine integrated circuits, software algorithms, sensor technologies and mechanical components within the vehicle will allow OEMs to achieve substantial reductions in weight and mechanical complexity, resulting in enhanced fuel economy, improved emissions control and better vehicle performance. We believe we are well-positioned to benefit from the accelerating industry demand for electronics integration and vehicle electrification, as we believe our proprietary power electronics solutions allow our OEM customers to improve efficiency, reduce weight and lower costs.

Customers

Our business is diversified across end-markets, regions, customers, vehicle platforms and products. We sell our products and services to the major global automotive and commercial vehicle OEMs in every region of the world. We also sell our products to the worldwide aftermarket for replacement parts, including the aftermarket operations of our OEM customers and to other distributors and retailers. Our global customer base includes 23 of the largest light vehicle OEMs, the majority of the 10 largest commercial vehicle OEMs, and 4 of the top 5 largest automotive aftermarket retailers and wholesale distributors. Our ten largest platforms in 2016 were with five different OEMs. In addition, in 2016 our products were found in the majority of the top twenty platforms in each of the regions in which we operate. Furthermore, 18% of our business is focused on the commercial vehicle market, which is typically on a different business cycle than the light vehicle market. Our revenue base is also geographically diverse, and in 2016, 24% of our net sales came from the Asia Pacific region, which we believe will be a key growth market driven by increasing levels of vehicle production and regulatory change.

Supply Relationships with Our Customers

We typically supply products to our OEM customers through purchase orders, which are generally governed by general terms and conditions established by each OEM. Although the terms and conditions vary from customer to customer, they typically contemplate a relationship under which our customers place orders for their requirements of specific components supplied for particular vehicles but are not required to purchase any minimum amount of products from us. These relationships typically extend over the life of the related vehicle. Prices are negotiated with respect to each business award, which may be subject to adjustments under certain circumstances, such as commodity or foreign exchange escalation/de-escalation clauses or for cost reductions achieved by us. The terms and conditions typically provide that we are subject to a warranty on the products supplied; in most cases, the duration of such warranty is coterminous with the warranty offered by the OEM to the end-user of the vehicle. We may also be obligated to share in all or a part of recall costs if the OEM recalls its vehicles for defects attributable to our products.

Individual purchase orders are terminable for cause or non-performance and, in most cases, upon our insolvency and certain change of control events. In addition, many of our OEM customers have the option to terminate for convenience on certain programs, which permits our customers to impose pressure on pricing during the life of the vehicle program, and issue purchase contracts for less than the duration of the vehicle program, which potentially reduces our profit margins and increases the risk of our losing future sales under those purchase contracts. We manufacture and ship based on customer release schedules, normally provided on a weekly basis, which can vary due to cyclical automobile production or dealer inventory levels.

Although customer programs typically extend to future periods, and although there is an expectation that we will supply certain levels of OEM production during such future periods, customer agreements including applicable terms and conditions do not necessarily constitute firm orders. Firm orders are generally limited to specific and authorized customer purchase order releases placed with our manufacturing and distribution centers for actual production and order fulfillment. Firm orders are typically fulfilled as promptly as possible from the conversion of available raw materials, sub-components and work-in-process inventory for OEM orders and from current on-hand finished goods inventory for aftermarket orders. The dollar amount of such purchase order releases on hand and not processed at any point in time is not believed to be significant based upon the time frame involved.

Our Global Operations

Information concerning principal geographic areas is set forth below. Net sales data reflects the manufacturing location for the years ended December 31, 2016, 2015 and 2014. Net property data is as of December 31, 2016, 2015 and 2014.

	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014
	Net Sales	Net Property (1)	Net Sales	Net Property (1)	Net Sales	Net Property (1)
	(in millions)
United States (2)	$1,297	$214	$1,132	$189	$989	$171
Other North America	6	22	7	20	25	22
Europe, Middle East & Africa (3)	1,995	613	2,087	704	2,323	789
Asia Pacific (4)	1,071	270	1,045	272	1,005	287
South America	117	23	136	17	198	24

Total	$4,486	$1,142	$4,407	$1,202	$4,540	$1,293

(1)	Net property data represents property, plant and equipment, net of accumulated depreciation.
(2)	Includes net sales and machinery, equipment and tooling that relate to the Company’s maquiladora operations located in Mexico. These assets are utilized to produce products sold to customers located in the United States.
(3)	Includes the Company’s country of domicile, Jersey, and the country of the Company’s principal executive offices, the United Kingdom. The Company had no sales in Jersey in any period. The Company had net sales of $674 million, $728 million, and $820 million in the United Kingdom for the years ended December 31, 2016, 2015 and 2014, respectively. The Company had net property in the United Kingdom of $146 million, $188 million, and $213 million as of December 31, 2016, 2015 and 2014, respectively. The largest portion of net sales in the Europe, Middle East & Africa region was $674 million in the United Kingdom, $728 million in the United Kingdom and $820 million in the United Kingdom for the years ended December 31, 2016, 2015 and 2014, respectively.
(4)	Net sales and net property in Asia Pacific are primarily attributable to China.

Competition

The automotive parts industry remains extremely competitive in light of constantly evolving market dynamics. The industry in which we compete has attracted, and may continue to attract, new entrants in areas of evolving vehicle technologies such as power electronics. Although OEMs prefer to maintain relationships with suppliers that have a proven record of performance, due to risks associated with transferring responsibility for complex manufacturing processes, they rigorously evaluate suppliers on the basis of product quality, price, reliability and timeliness of delivery, product design capability, technical expertise and development capability, new product innovation, financial viability, application of lean principles, operational flexibility, customer service and overall management. In addition, our customers generally require that we demonstrate improved efficiencies, through cost reductions and/or price improvements, on a year-over-year basis. Our primary competitors include Bosch Group, Continental AG, Denso Corporation, Hitachi Ltd., and Magneti Marelli S.p.A.

Materials

We procure our raw materials from a variety of suppliers around the world. Generally, we seek to obtain materials in the region in which our products are manufactured in order to minimize transportation and other costs. The most significant raw materials we use to manufacture our products are various non-ferrous metals. As of June 30, 2017, we have not experienced any significant shortages of raw materials and normally do not carry inventories of such raw materials in excess of those reasonably required to meet our production and shipping schedules.

Commodity cost volatility, most notably related to various non-ferrous metals, is a challenge for us and our industry. We are continually seeking to manage these and other material-related cost pressures using a combination of strategies, including working with our suppliers to mitigate costs, seeking alternative product designs and material specifications, combining our purchase requirements with our customers and/or suppliers, changing suppliers, hedging of certain commodities and other means. Our overall success in passing commodity cost increases on to our customers has been limited. We will continue our efforts to pass market-driven commodity cost increases to our customers in an effort to mitigate all or some of the adverse earnings impacts, including by seeking to renegotiate terms as contracts with our customers expire.

Research, Development and Intellectual Property

We maintain technical engineering centers in major regions of the world to develop and provide advanced products, processes and manufacturing support for all of our manufacturing sites, and to provide our customers with local engineering capabilities and design development on a global basis. As of June 30, 2017, we employed approximately 5,000 scientists, engineers and technicians around the world. Our total research and development expenses, including engineering, net of customer reimbursements, were approximately $424 million, $443 million and $461 million for the years ended December 31, 2016, 2015 and 2014, respectively.

We believe that our engineering and technical expertise, together with our emphasis on continuing research and development, allow us to use the latest technologies, materials and processes to solve problems for our customers and to bring new, innovative products to market. We believe that continued engineering activities are critical to maintaining our pipeline of technologically advanced products. Given our strong financial discipline, we seek to effectively manage fixed costs and efficiently rationalize capital spending by critically evaluating the profit potential of new and existing customer programs, including investment in innovation and technology. We maintain our engineering activities around our focused product portfolio and allocate our capital and resources to those products with distinctive technologies.

We currently hold approximately 2,400 active patents and patent applications. While no individual patent or group of patents, taken alone, is considered material to our business, taken in the aggregate, these patents provide meaningful protection for our products and technical innovations. We are actively pursuing marketing opportunities to commercialize and license our technology to both automotive and non-automotive industries and we have selectively taken licenses from others to support our business interests. These activities foster optimization of intellectual property rights.

Environmental Compliance

We are subject to the requirements of environmental and safety and health laws and regulations in each country in which we operate. These include laws regulating air emissions, water discharge, hazardous materials and waste management. We have an environmental management structure designed to facilitate and support our compliance with these requirements globally. Although it is our intent to comply with all such requirements and regulations, we cannot provide assurance that we are at all times in compliance. Environmental requirements are complex, change frequently and have tended to become more stringent over time. Accordingly, we cannot assure that environmental requirements will not change or become more stringent over time or that our eventual environmental costs and liabilities will not be material.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. At this time, we are involved in various stages of investigation and cleanup related to environmental remediation matters at certain of our present and former facilities. In addition, there may be soil or groundwater contamination at several of our properties resulting from historical, ongoing or nearby activities.

At December 31, 2016, the undiscounted reserve for environmental investigation and remediation was approximately $1 million. We cannot ensure that our eventual environmental remediation costs and liabilities will not exceed the amount of our current reserves. In the event that such liabilities were to significantly exceed the amounts recorded, our results of operations could be materially adversely affected.

Employees

As of June 30, 2017, we had approximately 19,000 workers: 6,000 salaried employees, 10,000 hourly employees and 3,000 contract workers. Our employees are represented worldwide by numerous unions and works councils, including the European Works Council and local trade unions such as Unite, U.K., CFE-CGC France and C.T.M. in Mexico.

Seasonality

Our business is moderately seasonal, as our primary North American customers historically reduce production during the month of July and halt operations for approximately one week in December. Our European customers generally reduce production during the months of July and August and for one week in December. Shut-down periods in the rest of the world generally vary by country. In addition, automotive production is traditionally reduced in the months of July, August and September due to the launch of parts production for new vehicle models. Accordingly, our results reflect this seasonality.

Properties

As of June 30, 2017, we owned or leased 27 manufacturing sites and 19 technical centers. A manufacturing site may include multiple plants and may be wholly or partially owned or leased. We also have many smaller sales offices, warehouses, joint ventures and other investments strategically located throughout the world. We have a presence in 24 countries. The following table shows the regional distribution of our manufacturing and technical sites:

	North America	Europe, Middle East & Africa	Asia Pacific	South America	Total
Total Manufacturing Sites	7	8	11	1	27
Total Technical Sites	4	9	5	1	19

We frequently review our real estate portfolio and develop footprint strategies to support our customers’ global plans, while at the same time supporting our technical needs and controlling operating expenses. We believe our evolving portfolio will meet current and anticipated future needs.

We have established a worldwide design and manufacturing footprint with a regional service model that enables us to efficiently and effectively serve our global customers from best cost countries. This regional model is structured primarily to service the North American market from Mexico, the South American market from Brazil, the European market from Eastern Europe, and the Asia Pacific market from China. Our global scale and regional service model enables us to engineer globally and execute regionally to serve the largest OEMs, which are seeking suppliers that can serve them on a worldwide basis. Our footprint also enables us to adapt to the regional design variations the global OEMs require and serve the emerging market OEMs.

Legal Proceedings

The Company is, from time to time, subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, alleged breaches of contracts, product warranties, intellectual property matters, and employment-related matters. It is the opinion of Delphi Technologies that the outcome of such matters will not have a material adverse impact on the consolidated financial position, results of operations, or cash flows of Delphi Technologies. With respect to product warranty matters, although Delphi Technologies cannot ensure that the future costs of warranty claims by customers will not be material, Delphi Technologies believes its established reserves are adequate to cover potential warranty settlements.

Principal Executive Offices

Our principal executive offices are located at Courteney Road, Hoath Way, Gillingham, Kent ME8 0RU, United Kingdom, and our telephone number is 011-44-163-423-4422. Our website address is www.                     .com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this information statement.

MANAGEMENT

Our Directors, Director Nominees and Executive Officers

Under Jersey law, the business and affairs of Delphi Technologies will be managed under the direction of its board of directors. We currently expect that, upon completion of the separation, our board of directors will consist of members. At an annual meeting of our shareholders, our shareholders will elect each of our directors to serve until the next annual meeting of our shareholders and until his or her successor is duly elected and qualified. See “Description of Share Capital.” We expect the first annual meeting of our shareholders after the separation and distribution will be held in 2018. Each officer will serve until his or her successor is elected and qualified or until his or her death, or his or her resignation or removal. Any officer may be removed, with or without cause, by the board of directors, but such removal will be without prejudice to the contract rights, if any, of the officer so removed.

The following table sets forth certain information concerning the individuals who are expected to serve as our directors and executive officers upon completion of the separation. Additional executive officers of Delphi Technologies will be appointed prior to the separation and additional directors of Delphi Technologies will be elected prior to the separation. While some of Delphi Technologies’ executive officers are currently officers and employees of Aptiv, after the separation, none of these individuals will be employees or executive officers of Aptiv.

Name	Age	Position
Executive Officers
Liam Butterworth	46	President and Chief Executive Officer
Vivid Sehgal	49	Chief Financial Officer
James Harrington	56	Senior Vice President and General Counsel
Non-Employee Directors
Timothy M. Manganello	67	Chairman

Biographical Summaries of Executive Officers

The following is the biographical summary of the experience of Liam Butterworth, our President and Chief Executive Officer. We expect that prior to the separation and distribution additional executive officers will be appointed.

Liam Butterworth will be our President and Chief Executive Officer. Mr. Butterworth was named senior vice president of Aptiv and president, Powertrain Systems in February 2014 and assumed responsibilities for Delphi Product & Service Solutions in September 2015. He previously was president of Delphi Connection Systems, a product business unit of Delphi E/EA, from October 2012. He joined Aptiv in 2012 after the company acquired FCI Holding SAS’s (“FCI’s”) Motorized Vehicles Division, where he had been president and general manager from 2009 through the acquisition by Aptiv. He joined FCI in 2000 and held positions in sales, marketing, purchasing and general management. Prior to FCI, Mr. Butterworth worked for Lucas Industries and TRW Automotive. He holds a master’s degree in business administration from Lancaster University in England.

Vivid Sehgal will be our Chief Financial Officer. Prior to joining us, he served as Chief Financial Officer of LivaNova PLC, a global medical technology company, from 2015 to 2017. Previously, Mr. Sehgal served as Senior Vice President, Treasury, Risk and Investor Relations at Allergan, Inc. a multi-specialty health care company, from 2014 to 2015. Prior to assuming his position as Senior Vice President, Mr. Sehgal served as Vice President and Regional Controller of Allergan’s Europe, Middle East and Africa business from 2007 to 2014. Before Allergan, Mr. Sehgal worked for nine years in various roles with GlaxoSmithKline PLC and SmithKline Beecham PLC, where he eventually served as Group Controller for GSK’s International Pharmaceutical

Division. He brings additional financial leadership experience from other companies, including with Gillette Company, Inc. during its acquisition by Procter and Gamble, Inc. and Grand Metropolitan plc. Mr. Sehgal earned a master’s degree in finance and investment from the University of Exeter, a bachelor’s degree in economics from the University of Leicester and is a member of the Chartered Institute of Management Accountants.

James Harrington will be our Senior Vice President and General Counsel. Prior to joining us, he was Senior Vice President, General Counsel and Corporate Secretary of Tenneco Inc., a global automotive supplier, from 2009 to 2017. Previously, he served as Vice President, Law. Before joining Tenneco in 2005 as corporate counsel, he worked at Mayer Brown LLP in the firm’s corporate and securities practice from 1997 to 2005. Mr. Harrington earned a master’s degree in business administration from the University of Chicago Graduate School of Business, a juris doctor degree from the Northwestern University School of Law, and a bachelor’s degree in business administration from the University of Notre Dame. He is also a certified public accountant.

Biographical Summaries of Directors

The following is the biographical summary of Timothy M. Manganello, who will serve as our non-executive Chairman, as well as a description of the specific skills and qualifications he is expected to provide to Delphi Technologies’ board of directors. We expect that prior to the separation and distribution additional non-employee directors will be elected to the board of directors.

Timothy M. Manganello will serve as our non-executive Chairman of our board of directors. Mr. Manganello retired as Chief Executive Officer of BorgWarner Inc., a global automotive supplier, in 2012, and retired as Executive Chairman of the Board of BorgWarner in 2013. He served in these roles since 2003 and had also served as President and Chief Operating Officer, among other executive roles. He joined the company in 1989. Mr. Manganello also served as the Chairman of the Chicago Federal Reserve Bank, Detroit branch, from 2007 to 2011. He earned both undergraduate and graduate engineering degrees from the University of Michigan. Mr. Manganello currently serves as a director of Aptiv and chairman of Bemis Company, Inc. He served as a director of BorgWarner Inc. from 2002 to 2013 and of Zep Inc. from 2011 to 2015.

As the retired Chairman and CEO of an automotive supply company and global public company, Mr. Manganello offers the Board valuable experience in automotive operations, international sales, operations and engineering, as well as corporate governance, strategic and financial management skills.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Corporate Governance Guidelines

Our board of directors is expected to adopt corporate governance guidelines that will provide a framework for the effective governance of Delphi Technologies. These guidelines will address matters such as the board’s duties, director independence, director responsibilities, board structure and operation, director criteria and qualifications, board succession planning, board compensation, management evaluation and development, board orientation and training.

Role of our Board of Directors in Risk Oversight

Our board of directors is expected to take an active role in risk oversight related to Delphi Technologies both as a full board and through its committees, each of which will have primary risk oversight responsibility with respect to all matters within the scope of its duties as contemplated by its charter. While the Company’s management will be responsible for the day-to-day management of the various risks facing Delphi Technologies, the board of directors will be responsible for monitoring management’s actions and decisions. The board of directors, as advised by the audit committee, will determine that appropriate risk management and mitigation procedures are in place and that senior management takes the appropriate steps to manage all major risks.

Board Committees

Effective upon the completion of the separation and distribution, our board of directors is expected to have three standing committees: an audit committee, a compensation committee and a nominating and governance committee. The principal functions of each committee are briefly described below. We intend to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, with respect to each of these committees and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may, from time to time, establish other committees to facilitate the board’s oversight of management of the business and affairs of our company.

Audit Committee

The Audit Committee is expected to consist of at least three directors, each of whom is expected to be independent in accordance with the rules of the NYSE and the SEC. Each of these directors will be financially literate, and it is expected that at least one of them will be determined to be an “audit committee financial expert” as defined under the Securities Exchange Act of 1934, as amended. We will identify the members of the Audit Committee and the Audit Committee Chairman prior to the separation and distribution. The Audit Committee will be responsible for oversight of the adequacy of our internal accounting and financial controls and the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The Audit Committee will also be responsible for the engagement of the independent public auditors and the review of the scope of the audit to be undertaken by such auditors.

Compensation Committee

The Compensation Committee is expected to consist of at least three directors, each of whom is expected to be independent in accordance with the rules of the NYSE and the SEC. We will identify the members of the Compensation Committee and the Compensation Committee Chairman prior to the separation and distribution. The Compensation Committee will be responsible for the review and, as it deems appropriate, recommendation to the board of directors of policies and procedures relating to the compensation of the CEO and other officers.

Nominating and Governance Committee

The Nominating and Governance Committee is expected to consist of at least three directors, each of whom is expected to be independent in accordance with the rules of the NYSE and the SEC. We will identify the members of the Nominating and Governance Committee and the Nominating and Governance Committee Chairman prior to the separation and distribution. The Nominating and Governance Committee will be responsible for the review and, as it deems appropriate, recommendation to the board of directors of policies and procedures relating to director and board committee nominations and corporate governance policies.

Director Independence

Our board of directors will annually determine the independence of each director and nominee for election as a director under the NYSE’s independence standards and our corporate governance guidelines. A majority of our board will be comprised of independent directors upon completion of the separation and distribution.

Code of Business Conduct and Ethics

Upon the completion of our separation from Aptiv, our board of directors will adopt a code of ethics and business conduct that applies to our directors, officers and employees. Among other matters, our code of ethics and business conduct will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of law or the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of ethics and business conduct, including fair process by which to determine violations.

Any waiver of the code of ethics and business conduct for our directors or executive officers must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2016, Delphi Technologies was not an independent company, and did not have a Compensation Committee or any other committee serving a similar function.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

As discussed above, we are currently a part of Aptiv and not an independent company, and the Compensation Committee of our Board of Directors (“Delphi Technologies Compensation Committee”) has not yet been formed. This Compensation Discussion and Analysis describes the historical compensation practices of Aptiv and the design and objectives of Aptiv’s executive compensation programs in place prior to the separation. It also attempts to outline certain aspects of Delphi Technologies’ anticipated compensation structure for its senior executive officers following the separation, including the material terms of any such compensation programs already determined and currently in place. While Delphi Technologies has discussed its anticipated programs and policies with the Compensation and Human Resources Committee (the “Aptiv Compensation Committee”) of Aptiv’s Board of Directors (the “Aptiv Board”), they remain subject to the review and approval of the Delphi Technologies Compensation Committee.

For purposes of this Compensation Discussion and Analysis, the persons identified below are referred to collectively as our “named executive officers,” or “NEOs”:

•	Liam Butterworth, our President and Chief Executive Officer;

•	Vivid Sehgal, our Chief Financial Officer; and

•	James Harrington, our Senior Vice President and General Counsel.

Mr. Butterworth has been serving as Aptiv’s Senior Vice President and President of Aptiv’s Powertrain Systems and Aptiv’s Product & Service Solutions businesses. The information provided for Mr. Butterworth for 2016 reflects compensation earned at Aptiv based on his role with Aptiv during 2016. Mr. Butterworth is identified as an NEO because he is expected to serve as our President and Chief Executive Officer. Mr. Sehgal is identified as an NEO because he is expected to serve as our Chief Financial Officer. Mr. Harrington is identified as an NEO because he is expected to serve as our Senior Vice President and General Counsel. Neither Mr. Sehgal nor Mr. Harrington was an Aptiv employee or an Aptiv director during 2016, so the following discussion of Aptiv’s historical executive compensation programs does not apply to them. The discussion of current and future executive compensation programs and the philosophy and principles for NEO compensation does, however, apply to the compensation Mr. Sehgal and Mr. Harrington are expected to receive from us following the separation.

Historically, Mr. Butterworth has participated in Aptiv’s executive compensation programs. All executive compensation decisions for Mr. Butterworth prior to the spin-off were or will be made or overseen by the Aptiv Compensation Committee or the full Aptiv Board. The Aptiv Compensation Committee, in consultation with Aptiv management and the Aptiv Compensation Committee’s independent compensation consultant, oversees Aptiv’s executive compensation philosophy and reviews and approves compensation for executive officers (including cash compensation, equity incentives and benefits).

Therefore, except as otherwise indicated, this Compensation Discussion and Analysis focuses on Aptiv compensation earned by Mr. Butterworth based on his role with Aptiv during Aptiv’s fiscal year ended December 31, 2016. In this section, we describe and analyze: (1) the material components of the executive compensation programs applicable to Mr. Butterworth; (2) the material compensation decisions the Aptiv Compensation Committee made for 2016 under those programs; and (3) the key factors considered in making those decisions, including 2016 Aptiv performance. For purposes of this Compensation Discussion and Analysis, references to Aptiv’s Powertrain Systems segment and its Product & Service Solutions business specifically cover their organization and function for purposes of the Aptiv executive compensation plans and programs discussed in this section.

Executive compensation decisions following the spin-off are expected to be made by the Delphi Technologies Compensation Committee. We currently anticipate that, except as otherwise described in this

Compensation Discussion and Analysis, annual and long-term compensation programs for our NEOs immediately following the spin-off will be substantially similar to the programs currently utilized by Aptiv for its executive officers. The Delphi Technologies Compensation Committee will review these programs, and, it is expected, will make adjustments to support Delphi Technologies’ strategies and to remain market competitive.

Aptiv Executive Compensation Philosophy and Strategy

General Philosophy in Establishing and Making Pay Decisions.

Aptiv’s executive compensation programs reflected Aptiv’s pay-for-performance philosophy and encouraged Mr. Butterworth to make sound decisions that drove short- and long-term Aptiv shareholder value creation. The Aptiv Compensation Committee utilized a combination of fixed and variable pay elements in order to achieve the following objectives:

•	Support Aptiv’s overall business strategy and results as they drive long-term shareholder value creation;

•	Emphasize a pay-for-performance culture by linking incentive compensation to defined short- and long-term performance goals;

•	Attract, retain and motivate key executives by providing competitive total compensation opportunities; and

•	Align executive and investor interests by establishing market- and investor-relevant metrics that drive shareholder value creation.

Aptiv’s goal for target total direct compensation (base salary, annual and long-term incentives) for its officers, including Mr. Butterworth, was to approximate the median (50th percentile) of Aptiv’s market. Compensation for individual roles could be positioned higher or lower than the market median where Aptiv believed it was appropriate, considering multiple factors such as each executive’s roles and responsibilities, labor market dynamics, the individual’s performance over time, and the experience and critical skills the individual could bring to his or her role with Aptiv.

2016 Peer Group Analysis.

To attract, retain and motivate key executives, Aptiv’s goal was to provide total compensation opportunities at competitive market pay rates. Aptiv created a compensation structure based on its compensation philosophy, which approximated the median of Aptiv’s peer companies, but allowed total compensation to vary above or below this level based on considerations such as job responsibilities, experience, and quantitative and qualitative company or individual performance factors.

Aptiv used a group of peer companies to compare executive compensation to market. The Aptiv Compensation Committee reviewed and determined the composition of Aptiv’s peer group for 2016, considering input from its independent compensation consultant and management.

Aptiv’s 2016 peer group consisted of the following 15 companies, whose aggregate profile was comparable to Aptiv in terms of size, industry, operating characteristics and competition for executive talent:

Autoliv, Inc.	Ingersoll-Rand plc
BorgWarner Inc.	Johnson Controls, Inc.
Cummins Inc.	Lear Corporation
Danaher Corporation	Parker-Hannifin Corporation
Eaton Corporation	TE Connectivity Ltd.
Emerson Electric Co.	Textron Inc.
Honeywell International Inc.	The Goodyear Tire & Rubber Company
Illinois Tool Works, Inc.

In 2016, target total direct compensation among Aptiv’s named executive officers (including Mr. Butterworth), on average, was positioned within a competitive range of the peer group median. Pay adjustments were typically made when Aptiv believed that there was a market or individual performance issue that should have been addressed to preserve the best interests of Aptiv’s shareholders.

In 2016, with advice from its independent compensation consultant, the Aptiv Compensation Committee approved a change to its peer group, reducing the number of peer companies from 15 to 14. The Goodyear Tire & Rubber Company was removed from the peer group because of the differences in the nature of its then-current business as compared to Aptiv.

2016 Shareholder Engagement.

During 2016, Aptiv continued to engage its shareholders with respect to its governance and executive compensation practices. These outreach meetings, conducted by members of Aptiv management, gave Aptiv an opportunity to solicit feedback from its major institutional shareholders on a variety of topics related to corporate governance and executive compensation. This feedback provided Aptiv with valuable insights, which Aptiv management shared with the Aptiv Board, with respect to Aptiv shareholders’ voting policies and priorities.

2016 Say-on-Pay.

At Aptiv’s 2016 Annual Meeting of Shareholders, Aptiv received favorable support from over 98% of votes cast on its executive compensation program. Aptiv management and the Aptiv Compensation Committee reviewed its shareholders’ affirmative 2016 Say-on-Pay vote. Aptiv’s management and the Aptiv Compensation Committee believed such vote to be a strong indication of support for Aptiv’s executive compensation program and pay-for-performance philosophy. Therefore, the Aptiv Compensation Committee continued the philosophy, compensation objectives and governing principles it has used in recent years when making decisions or adopting policies regarding executive compensation for 2016.

Delphi Technologies Going Forward.

As noted above, because the Delphi Technologies Compensation Committee has not yet been formed, the executive compensation philosophy and strategy of Delphi Technologies will be developed and established by the Delphi Technologies Compensation Committee after the separation. It is currently expected, however, that after the separation the framework of Delphi Technologies’ executive compensation program will initially be similar to Aptiv’s compensation framework, and will be principally comprised of base salaries and annual and long-term incentives.

Overview of 2016 Aptiv Executive Compensation

Aptiv regularly undertakes a comprehensive review of its business plan to identify strategic initiatives that should be linked to executive compensation. Aptiv also assessed and reviewed the level of risk in its company-wide compensation programs to ensure that they did not encourage imprudent risk-taking.

Elements of Aptiv Executive Compensation.

In line with Aptiv’s executive compensation philosophy, Aptiv annually provided the following primary elements of compensation to its officers, including Mr. Butterworth:

•	Base salary;

•	Annual incentive award;

•	Long-term incentive award; and

•	Other compensation, such as participation in a defined contribution retirement plan and benefits that were the same as those provided to similarly situated non-officer employees of Aptiv.

Additional, non-primary elements of executive compensation, such as payments related to automobile and related expenses, were provided to Mr. Butterworth. These elements are reflected in the “All Other Compensation” column of the “2016 Summary Compensation Table”.

The following table outlines the primary elements of Aptiv’s executive compensation for Mr. Butterworth and indicates how these elements relate to Aptiv’s key strategic objectives:

Element	Key Features	Relationship to Strategic Objectives
Total Direct Compensation
Base Salary

•    Commensurate with job responsibilities, experience, and qualitative and quantitative company or individual performance factors

•    Reviewed on a periodic basis for competitiveness and individual performance

•    Targeted at peer group median

• Attract, retain and motivate key Aptiv executives by providing market-competitive fixed compensation
Annual Incentive Plan Awards

•    Aptiv Compensation Committee approved a target incentive pool for each performance period based on selected financial and/or operational metrics

•    Mr. Butterworth was granted a target award opportunity based on market competitiveness and level of responsibility

•    Payouts could range between 0% and 200% of target and were determined by achievement of financial goals based on pre-established objectives (at both the Aptiv corporate and division level), then adjusted to reflect individual performance achievement

•    Strategic Results Modifier (“SRM”) provided for an adjustment to individual payout levels based on an assessment of performance against strategic qualitative factors reviewed and approved by the Aptiv Compensation Committee at the beginning of the performance period

• Pay-for-performance • Align executive and Aptiv shareholder interests • Attract, retain and motivate key Aptiv executives with market-competitive compensation opportunities

Element	Key Features	Relationship to Strategic Objectives
Long-Term Incentive Plan Awards

•    Target award granted commensurate with job responsibilities, market competitiveness, experience, and qualitative and quantitative company and individual performance factors

•    Issue full share unit awards, 75% weighted on Aptiv performance metrics, including use of Aptiv relative total shareholder return (“TSR”), and 25% time-based, which means that the value was to be determined by Aptiv’s share price

•    Pay-for-performance

•    Aligns executive and Aptiv shareholder interests

•    Attract, retain and motivate key Aptiv executives with market-competitive compensation opportunities

•    Utilizes multi-year vesting period and metrics aligned to long-term shareholder value creation including stock price performance

Other Compensation
Retirement Programs	• Participation in a defined contribution plan for Luxembourg employees	• Attract, retain and motivate key Aptiv executives with market-competitive compensation opportunities

Aptiv 2016 Target Annual Total Direct Compensation Mix.

Base salary and annual and long-term incentive award opportunities were the elements of Mr. Butterworth’s total direct compensation from Aptiv. A majority of Mr. Butterworth’s total direct compensation opportunity was comprised of performance-based pay. Aptiv annual incentive awards and the performance-based RSUs component of Aptiv’s long-term incentive awards were considered by Aptiv to be performance-based pay because the payout of these awards is dependent on the achievement of specified performance goals at Aptiv corporate, division and/or individual levels. The time-based portion of Aptiv’s RSU awards is retentive while also aligning with Aptiv performance as the final value realized is based on Aptiv’s share price.

The significant proportion of performance-based pay was intended to align the interests of Mr. Butterworth with Aptiv’s shareholders’ interests.

Aptiv 2016 Target Compensation Structure.

In 2016, 22% of Mr. Butterworth’s compensation was attributable to his base salary, 19% was attributable to his annual incentive opportunity, and 59% was attributable to his long-term incentive opportunity. The following table specifies the 2016 target annual total direct compensation opportunity for Mr. Butterworth:

Name	Base Salary ($)	Annual Incentive Target Award($)	Long-Term Incentive Plan Target Annual Award ($)	Total ($)
Liam Butterworth (1)	584,970	497,225	1,560,000	2,642,195
President and Chief Executive Officer

(1)	Mr. Butterworth is a Luxembourg employee and his salary and bonus were paid in Euros. U.S. Dollar amounts in this information statement with respect to Mr. Butterworth have been converted from Euros at a rate of 1.11 Dollars to one Euro. The exchange rate used was calculated by averaging exchange rates for each calendar month in 2016.

Aptiv 2016 Annual Compensation Determination.

The base salary and annual incentive target for Mr. Butterworth were established based on the scope of his responsibilities, individual performance, experience and market pay data. At the beginning of 2016, Aptiv also defined key strategic objectives Mr. Butterworth was expected to achieve during the year.

Aptiv 2016 Base Salary.

Base salary was targeted at approximately the median of Aptiv’s peer group and was intended to reward and be commensurate with Mr. Butterworth’s responsibilities, individual performance and experience. Aptiv’s practice has been to periodically make base salary adjustments, although Aptiv reviews compensation competitiveness annually.

During 2016, Mr. Butterworth received a base salary adjustment. Generally, this adjustment was intended to increase the competitiveness of salary in comparison to market median. Mr. Butterworth’s increase also reflected his expanded responsibilities for Aptiv’s Product & Service Solutions business. The following table summarizes the adjustment:

Name	Base Salary Adjustment Effective Date	Adjusted Base Salary ($)	Increase (%)
Liam Butterworth	April 1, 2016	584,970	5

2016 Annual Incentive Plan Awards.

Aptiv’s Annual Incentive Plan was designed to motivate Aptiv executives to drive earnings, cash flow and profitable growth by measuring the executives’ performance against Aptiv’s goals at the Aptiv corporate and relevant division levels. Aptiv’s Annual Incentive Plan was structured under the Aptiv Leadership Incentive Plan (“DLIP”) so that these awards could potentially qualify for certain tax deductibility treatment under Section 162(m) of the Internal Revenue Code of 1986, as amended (“Section 162(m)”). Mr. Butterworth’s 2016 target annual incentive award was initially funded under a performance formula at 1% of Aptiv’s adjusted net income, up to a maximum of $12 million. For this purpose, adjusted net income represented net income attributable to Aptiv before discontinued operations, restructuring and other special items, including the tax impact thereon. Please see Appendix A for a reconciliation of this number to U.S. GAAP financial measures.

Aptiv’s adjusted net income for 2016 was $1.719 billion; thus the maximum funding for payout to Mr. Butterworth under the 2016 DLIP, subject to the Aptiv Compensation Committee’s exercise of negative discretion, was approved at the $12 million maximum. The Aptiv Compensation Committee then used negative discretion to determine his final payout under the DLIP to reflect the performance against the goals identified under Aptiv’s Annual Incentive Plan.

The Aptiv Compensation Committee established the individual annual incentive target for Mr. Butterworth at approximately the median of Aptiv’s peer group, but such target could be adjusted based on Mr. Butterworth’s position, individual performance, and the size and scope of his responsibilities. Final payouts could range from 0% to 200% of Mr. Butterworth’s annual incentive target.

The Aptiv Compensation Committee, working with Aptiv management and the Aptiv Compensation Committee’s independent compensation consultant, set the underlying performance metrics and objectives for the preliminary annual incentive plan payout levels based on Aptiv’s annual business objectives. For 2016, Mr. Butterworth’s award payout was determined as follows:

•	Aptiv corporate and Powertrain Systems division performance metrics were weighted 40% and 60%, respectively.

•	Individual performance was considered for adjustments to the final annual incentive payouts based on individual performance and achievements.

For 2016, both Aptiv corporate and Powertrain Systems division underlying performance objectives were based on the following metrics which were aligned with Aptiv’s business strategy:

•	Aptiv corporate performance: Net Income (“NI”), Cash Flow Before Financing (“CFBF”) and Revenue Growth (Bookings).

•	Aptiv Powertrain Systems division performance: Operating Income (“OI”), Simplified Operating Cash Flow (“SOCF”) and Revenue Growth (Bookings).

The Aptiv Compensation Committee selected the following weightings in 2016 with respect to Mr. Butterworth for both Aptiv corporate and Powertrain Systems division performance metrics:

Weighting (%) Performance Metrics	60% Powertrain Systems Division	40% Aptiv Corporate
NI (Aptiv Corporate) or OI (Powertrain Systems Division) (1)	50%	50%
CFBF (Aptiv Corporate) and SOCF (Powertrain Systems Division) (2)	40	40
Revenue Growth (Bookings) (3)	10	10

In addition, discretionary adjustments could be applied based on qualitative factors and considerations (4)

(1)	Aptiv believed that NI and OI were appropriate measurements of Aptiv’s underlying earnings for 2016 and a good indication of Aptiv’s overall financial performance.
(2)	CFBF and SOCF are different metrics for measuring cash. CFBF is Aptiv cash flow before financing, which is defined as cash provided by (used in) operating activities from continuing operations plus cash provided by (used in) investing activities from continuing operations, adjusted for the purchase price of business acquisitions (including the settlement of foreign currency derivatives related to Aptiv’s 2015 acquisition of HellermannTyton) and net proceeds from the divestiture of discontinued operations and other significant businesses. Please see Appendix A for a reconciliation of this number to U.S. GAAP financial measures. SOCF is defined, on a divisional basis, as earnings before interest, tax, depreciation and amortization (“EBITDA”), plus or minus changes in accounts receivable, inventory and accounts payable, less capital expenditures net of proceeds from asset dispositions, plus restructuring expense, less cash expenditures for restructuring.
(3)	Revenue Growth (Bookings) is based on Aptiv’s future business booked in the current fiscal year. In general, in order to achieve the target performance level, a specified percentage of Aptiv’s planned future sales for the next two calendar years must be booked by the end of the measurement period, in this case the end of fiscal year 2016.
(4)	Could be applied, in all cases subject to the maximum funding level for awards under the DLIP, based on any of the Strategic Results Modifier factors (further described below), discretion of Aptiv’s Chief Executive Officer with Aptiv Compensation Committee approval, and/or consideration of individual performance goals/criteria established at the beginning of the year.

For purposes of using negative discretion under the DLIP to determine the preliminary payout for Mr. Butterworth, the NI / OI and CFBF / SOCF goals and the award payout levels related to the achievement of those goals were measured on a performance scale set by the Aptiv Compensation Committee. Performance below the minimum threshold resulted in no payout, and performance above the maximum level was capped at a maximum total payout of 200% of the target award. For the NI / OI and CFBF / SOCF metrics the threshold, target and maximum payout levels were 50%, 100% and 200%, respectively. Revenue Growth (Bookings) was treated differently than the NI / OI and CFBF / SOCF metrics. If the Revenue Growth (Bookings) targets were achieved, the target payout for that metric was paid. If the Revenue Growth (Bookings) targets were not achieved, no portion of the Revenue Growth (Bookings) award was paid.

The 2016 performance targets by metric were:

Category	NI / OI ($ in millions)	CFBF / SOCF ($ in millions)	Revenue Growth 2017 / 2018 (Bookings)
Aptiv Corporate Metrics	$1,679	$1,207	99%/91%
Powertrain Systems Division Metrics	479	340	100/91

Aptiv’s Annual Incentive Plan target goals, approved by the Aptiv Compensation Committee, were established to reflect Aptiv’s focus on growth over prior year actual outcomes, and above market growth in the performance period. With respect to the performance levels required for target payment, 2016 overall performance at the Aptiv corporate level produced an above-target payout of 103%. Overall performance for Aptiv’s Powertrain Systems division came in below target for a payout at 91%.

Following the determination of payout levels for the Aptiv corporate and Powertrain Systems division metrics, the Aptiv Compensation Committee, in conjunction with Aptiv’s Chief Executive Officer, assessed Mr. Butterworth’s performance with respect to the Strategic Results Modifiers (“SRM”) and individual qualitative performance.

As part of Aptiv’s focus on strategic priorities, the SRM was approved by the Aptiv Compensation Committee at the beginning of the year as part of the Aptiv Annual Incentive Plan design. The SRM could range in the aggregate from plus or minus 10% of the total Aptiv Annual Incentive Plan target opportunity. The SRM allowed the Aptiv Compensation Committee to consider strategic factors in addition to the financial metrics under the Aptiv Annual Incentive Plan. The SRM was determined based on a qualitative performance assessment and recommendation by Aptiv’s Chief Executive Officer as to each other participant’s achievement of SRM objectives, with final approval by the Aptiv Compensation Committee. For 2016, the focus areas of the SRM for Mr. Butterworth were:

•	Talent outcomes

•	Customer diversification

In determining the final individual payouts, the Aptiv Compensation Committee, in consultation with Aptiv’s Chief Executive Officer, evaluated Mr. Butterworth’s qualitative performance in relation to the specific Aptiv division and overall Aptiv corporate performance. Mr. Butterworth was also evaluated based on his individual achievements. The material qualitative performance achievements considered by the Aptiv Compensation Committee included his leadership and performance in his division specific to product innovation, customer diversification, and operational excellence. The final award payout percentage was 106% for Mr. Butterworth.

As a result of the analysis described above, the Aptiv Compensation Committee approved the following 2016 annual incentive award payment for Mr. Butterworth:

	Annual Incentive Plan Actual Payment for 2016 ($) (1)	Percent of Annualized Target Incentive (%)
Liam Butterworth	527,058	106

(1)	This award amount is reported in the “Non-Equity Incentive Plan Compensation” column of the “2016 Summary Compensation Table”.

2016 Long-Term Incentive Awards.

Aptiv’s Long-Term Incentive Plan was designed to reward performance on long-term strategic metrics and to attract, retain and motivate participants.

Aptiv’s annual equity awards included both performance-based and time-based RSUs. The time-based RSUs, which made up 25% of Mr. Butterworth’s long-term awards, were designed to vest ratably over three years, beginning on the first anniversary of the grant date. The performance-based RSUs, which made up 75% of Mr. Butterworth’s long-term awards, were designed to be settled after the results of a three-year performance period were determined. The 2016 grant was designed to vest at the end of 2018 and be settled in early 2019 after the outcomes of the performance period are determined and approved. Mr. Butterworth may receive from 0% to 200% of his target performance-based RSU award as determined by Aptiv’s performance against the following company-wide performance metrics:

Metric	Weighting (%)
Average Return on Net Assets (“RONA”) (1)	50%
Cumulative Net Income (“NI”)	25
Relative Aptiv Total Shareholder Return (“TSR”) (2)	25

(1)	Average return on net assets is Aptiv’s tax-affected operating income (net income before interest expense, other income (expense), net, income tax expense, equity income (loss), net of tax, income (loss) from discontinued operations, net of tax), divided by average Aptiv net working capital plus average net property, plant and equipment for each calendar year, as adjusted for incentive plan calculation purposes.
(3)	Relative Aptiv TSR is measured by comparing the average closing price per share of Aptiv’s ordinary shares for all available trading days in the fourth quarter of 2018 to the average closing price per share of Aptiv’s ordinary shares for all available trading days in the fourth quarter of 2015, including the reinvestment of dividends, relative to the companies in Russell 3000 Auto Parts Index.

Aptiv’s Long-Term Incentive Plan allows for dividend equivalents to accrue on unvested RSUs; however, the dividend equivalents vest and pay out only if and to the extent that the underlying RSUs vest and pay out.

2016 Grants

The Aptiv Compensation Committee established the following 2016 target long-term incentive awards for Mr. Butterworth (consisting of time-based RSUs and performance-based RSUs, as described above), taking into account scope of responsibilities, individual performance, retention considerations and market compensation data:

Long-Term Incentive Plan Target Annual Award ($)
Liam Butterworth	1,560,000

The target annual award approved by the Aptiv Compensation Committee differs from the amount disclosed in the “Stock Awards” column of the “2016 Summary Compensation Table” because of the different methodologies used to calculate the value of the award.

In February 2017, Aptiv paid out the performance-based RSUs for the 2014-2016 performance period. The following tables set forth: (1) the threshold, target and maximum levels, as well as the actual level achieved, for each performance metric; and (2) for Mr. Butterworth, the target total number of performance-based RSUs and actual number of performance-based RSUs earned.

Metric	Weighting (%)	Threshold	Target	Maximum	Actual
Average Return on Net Assets (RONA) (1)(3)	50%	29.0%	33.7%	37.3%	38.1%
Cumulative Earnings Per Share (EPS) (2)(3)	30	$10.96	$14.56	$16.36	$16.68
Relative Aptiv Total Shareholder Return (TSR)	20	30th%ile	50th%ile	90th%ile	39th%ile

(1)	Average return on net assets is Aptiv’s tax-affected adjusted operating income divided by Aptiv’s average net working capital plus Aptiv’s average net property, plant and equipment for each calendar year, as adjusted for incentive plan calculation purposes.

(2)	Cumulative EPS is Aptiv’s adjusted net income divided by the weighted number of diluted shares of Aptiv outstanding.
(3)	Actual achievement reflects adjustments permitted for incentive plan calculation purposes.

Based on the achievement of the performance goals associated with these performance-based RSUs, the payout multiplier was 175% of the awarded target opportunity.

Name	Performance-Based RSUs
	Target Total Number of Units Granted (#)	Actual Total Number of Units Earned (#) (1)
Liam Butterworth	10,371	19,023

(1)	Includes accrued dividend equivalents.

2016 Payments from Prior Years’ Arrangements

Mr. Butterworth received a bonus payment of $865,800 in 2016 related to an arrangement established at the time he became an officer of Aptiv in 2014. This amount is reported in the “Bonus” column of the “2016 Summary Compensation Table”.

Delphi Technologies Going Forward

After the separation, the Delphi Technologies Compensation Committee will adopt and develop practices and procedures with respect to compensation decisions relating to base salary, annual incentive plan awards, long-term incentive plan awards, and other compensation. It is currently anticipated that these compensation plans will initially be substantially similar to Aptiv’s compensation plans.

Other Compensation

Additional compensation and benefit programs made available to Mr. Butterworth by Aptiv are described below. Only those benefits and policies offered to the other Aptiv salaried employee populations were available to Mr. Butterworth.

Other Benefits.

Aptiv provided additional benefits, such as relocation and expatriate benefits to its executives, when applicable, and in general, these benefits were the same as those provided to similarly situated non-officer employees. For Mr. Butterworth, this included participation in Aptiv’s defined contribution plan for Luxembourg employees. The primary expatriate benefits included housing allowance, transportation allowance and tax equalization in home and host country. During 2016, Mr. Butterworth was also covered by Aptiv’s severance plan, as further described below in the “Potential Payments Upon Termination Or Change In Control” section.

Governance Practices

Stock Ownership Guidelines

To support better alignment of Aptiv’s executives’ interests with those of Aptiv’s shareholders, Aptiv believes that Aptiv’s officers should maintain an appropriate level of equity interest in Aptiv. To that end, Aptiv’s Board has adopted the following stock ownership guidelines applicable to Mr. Butterworth:

•	Aptiv’s most senior elected officers (other than its Chief Executive Officer) (generally, Aptiv’s other Section 16 officers, including Mr. Butterworth) are required to hold a minimum of three times their base salaries in Aptiv shares.

Mr. Butterworth was expected to fulfill the ownership requirement within five years from the time he was appointed to his position. Until such time as the required holding is met, Mr. Butterworth may not sell stock, subject to limited exceptions. Once the ownership requirement has been met, Mr. Butterworth may sell stock, provided, however, that the minimum ownership requirement must continue to be met. The Aptiv Compensation Committee reviews the ownership level for covered executives each year. As of the 2016 measurement of ownership, Mr. Butterworth had met his applicable ownership requirement.

After the separation, Delphi Technologies will adopt its own stock ownership guidelines.

Clawback

As a matter of policy, if Aptiv’s financial statements are materially misstated or in material noncompliance with any financial reporting requirement under securities laws, then the Aptiv Compensation Committee will review the circumstances and determine if any participants should forfeit certain future awards or repay prior payouts. If the misstatement is due to fraud, then the participants responsible for the fraud will forfeit their rights to future awards and must repay to Aptiv any amounts they received from prior awards due to the fraudulent behavior. The Aptiv Compensation Committee expects to update Aptiv’s clawback policy, as appropriate, to comply with the requirements for clawbacks under the final provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as implemented by the Securities and Exchange Commission (“SEC”) and the NYSE.

After the separation, the Delphi Technologies Compensation Committee will adopt and develop practices and procedures with respect to compensation decisions relating to clawbacks within the framework of the compensation plans adopted by us and applicable law. It is currently expected that these compensation programs will initially be similar to Aptiv’s compensation programs.

Restrictive Covenants

Mr. Butterworth was required to sign confidentiality and non-interference agreements in order to participate in Aptiv’s Long-Term Incentive Plan. The non-interference agreements include non-compete and non-solicitation covenants, which were intended so that Mr. Butterworth will not:

•	Work for a competitor or otherwise directly or indirectly engage in competition with Aptiv for 12 months after leaving Aptiv;

•	Solicit or hire Aptiv employees for 24 months after leaving Aptiv; and

•	Solicit Aptiv customers for 24 months after leaving Aptiv.

If the terms of the confidentiality and non-interference agreements are violated, Aptiv has the right to cancel or rescind any final Aptiv Long-Term Incentive Plan award, consistent with applicable law.

No Excise Tax Gross-Ups

Aptiv does not provide any excise tax gross-ups specific to Aptiv’s officer population. Certain expatriate policy and relocation provisions, applicable to all salaried employees, allow for tax gross-ups as reimbursement for additional taxes or expenses incurred due to expatriate status or relocation expenses.

No Hedging/No Pledging

Aptiv prohibits Mr. Butterworth from engaging in transactions having the effect of hedging the unvested portion of any equity or equity-linked award. In addition, Aptiv prohibits Mr. Butterworth from purchasing Aptiv securities on margin or holding Aptiv securities in a margin account. Aptiv also prohibits Mr. Butterworth from pledging Aptiv’s securities as collateral for a loan.

Independent Compensation Consultant

The Aptiv Compensation Committee retains Compensation Advisory Partners LLC (“CAP”) as its independent compensation consultant. The scope of the work done by CAP during 2016 for the Aptiv Compensation Committee included the following:

•	Providing analyses and recommendations that inform the Aptiv Compensation Committee’s decisions;

•	Preparing and evaluating market pay data and competitive position benchmarking;

•	Assisting in the design and development of Aptiv’s executive compensation programs;

•	Providing updates on market compensation trends and the regulatory environment as they relate to executive compensation;

•	Reviewing various management proposals presented to the Aptiv Compensation Committee related to executive compensation; and

•	Working with the Aptiv Compensation Committee to validate and strengthen Aptiv’s pay-for-performance relationship and alignment with shareholders.

The Aptiv Compensation Committee assessed the independence of CAP pursuant to SEC and NYSE rules and concluded that no conflict of interest existed that would prevent CAP from independently representing the Aptiv Compensation Committee. CAP does not perform other services for Aptiv, and will not do so without the prior consent of the Chair of the Aptiv Compensation Committee. CAP meets with the Aptiv Compensation Committee Chair and the Aptiv Compensation Committee outside the presence of management. In addition, CAP participates in all of the Aptiv Compensation Committee’s meetings and, when requested by the Aptiv Compensation Committee Chair, in the preparatory meetings and the executive sessions.

Compensation Risk Assessment

Pay Governance, an independent executive compensation consulting firm, conducted a risk assessment of Aptiv’s compensation programs in January 2017 and concluded that Aptiv’s compensation policies, practices and programs do not create risks that are reasonably likely to have a material adverse effect on Aptiv. The assessment included a review of Aptiv’s incentive plan structures, pay practices, and governance process, including the Aptiv Compensation Committee’s oversight of such programs, and interviews with executives representing Aptiv Accounting, Finance, HR and Internal Audit.

The Aptiv Compensation Committee and CAP reviewed the 2017 assessment and discussed the report with Aptiv management. The Aptiv Compensation Committee agreed that Aptiv’s compensation policies, practices and programs did not create risks that were reasonably likely to have a material adverse effect on Aptiv. In doing so, the Aptiv Compensation Committee also reaffirmed the following key risk mitigating factors with respect to Aptiv’s named executive officers:

•	Mix of fixed versus variable, cash versus equity-based and short- versus long-term compensation with an emphasis on equity-based pay;

•	Incentive award opportunities, with performance-based awards capped at two times the target amount, that span both annual and overlapping, multiyear time periods and condition payout on a range of financial metrics (including total shareholder return);

•	Application of a clawback policy; and

•	Stock ownership guidelines and the prohibition of hedging and pledging.

After the separation, the Delphi Technologies Compensation Committee will adopt and develop practices and procedures with respect to risk assessment of compensation practices within the framework of the compensation plans adopted by us. It is currently expected that these compensation plans will be substantially similar to Aptiv’s compensation plans.

Tax and Accounting Considerations

Section 162(m) generally limits the tax deductibility of compensation paid to Aptiv’s chief executive officer and each of its next three most highly compensated executive officers (excluding the chief financial officer) that exceeds $1 million in any taxable year unless the compensation over $1 million qualifies as “performance-based” within the meaning of Section 162(m). It is Aptiv’s policy to structure compensation arrangements with Aptiv’s executive officers to potentially qualify as performance-based so as to potentially maximize the tax deductibility of that compensation for U.S. federal income tax purposes; however, there are cases where the benefit of such tax deductibility is outweighed by the need for flexibility or the attainment of other objectives. The Aptiv Compensation Committee may from time to time award compensation that is not tax deductible if the Aptiv Compensation Committee determines that it is in Aptiv’s and its shareholders’ best interests. Moreover, even if the Aptiv Compensation Committee intends to grant compensation that qualifies as “performance-based” compensation for purposes of Section 162(m), Aptiv cannot guarantee that such compensation will so qualify or ultimately will be deductible.

After the separation, the Delphi Technologies Compensation Committee will adopt and develop practices and procedures with respect to compensation decisions relating to the deductibility of compensation within the framework of the compensation plans adopted by us. It is currently expected that these compensation plans will initially be substantially similar to Aptiv’s compensation plans.

Treatment of Outstanding Aptiv Equity Compensation in the Spin-Off

We currently anticipate that each outstanding Aptiv RSU award held by the NEOs as of the separation will be converted into an award with respect to our ordinary shares. In each case, the award will be adjusted in a manner intended to preserve the aggregate intrinsic value of the original Aptiv RSU award from directly before to directly after the spin-off and, other than regarding performance-based RSU awards, the terms of the RSU awards, such as vesting dates, will generally remain substantially the same.

We currently anticipate that the target number of RSUs and the performance objectives and criteria applicable to each outstanding Aptiv performance-based RSU award held by the NEOs as of the separation will be equitably adjusted in accordance with the terms of Aptiv’s equity compensation plans so that, generally, each such award will retain directly after the spin-off approximately the same intrinsic value that the award had directly prior to the spin-off. Specific treatment may, however, depend on the year in which the performance-based RSUs were originally granted.

Our Anticipated Compensation Programs

We believe the Aptiv executive compensation programs described above were both effective at retaining and motivating Mr. Butterworth and competitive as compared to compensation programs at peer companies. The executive compensation programs that will initially be adopted by the Company are currently expected to be substantially similar to those in place at Aptiv immediately prior to the spin-off. However, after the spin-off, the Delphi Technologies Compensation Committee will continue to evaluate our compensation and benefit programs and may make adjustments, which may be significant, as necessary to meet prevailing business needs and strategic priorities. Adjustments to elements of our compensation programs may be made going forward if appropriate, based on industry practices and the competitive environment for a newly-formed, publicly-traded company of our size, or for other reasons.

Arrangements with Mr. Sehgal

In connection with his commencement of employment in October 2017, Mr. Sehgal entered into an offer letter and a Contract of Employment that collectively describe certain terms of Mr. Sehgal’s initial compensation arrangements. In accordance with those arrangements, Mr. Sehgal was initially hired as an employee of Aptiv. At the time of the spin-off, Mr. Sehgal is expected to transition employment to the Company, where he will serve as our Chief Financial Officer. The arrangements provide that Mr. Sehgal will receive an initial annual base salary of $607,500 and will participate in his employer’s annual incentive plan and long-term incentive program.

Mr. Sehgal’s annual incentive award opportunity for 2017 will be provided under Aptiv’s Annual Incentive Plan, will have a target payout equal to 80% of Mr. Sehgal’s base salary, and may be earned at up to 200% of target based on the level of achievement against corporate and individual performance objectives. The 2017 annual incentive award payout will be pro-rated to reflect the number of months Mr. Sehgal is employed during 2017, but it will be payable at the greater of target and actual performance.

Subject to the approval of the Aptiv Compensation Committee (for grants made prior to the separation) or the Delphi Technologies Compensation Committee (for grants made following the separation), Mr. Sehgal’s annual long-term incentive opportunity will initially have a value equal to $1,300,000, calculated as described in the offer letter. Mr. Sehgal’s first annual long-term incentive award is expected to be made (subject to the approval of the Aptiv Compensation Committee) in October 2017 on a pro-rated basis (in other words, having a target value of $975,000), 25% of which award will be in the form of time-based RSUs that vest annually over three years, and 75% of which award will be in the form of performance-based RSUs initially tied to Aptiv’s performance against applicable metrics over a three-year performance period. As a condition to receiving this first long-term incentive award, Mr. Sehgal will be required to sign a confidentiality and non-interference agreement that includes terms substantially similar to those described above for Mr. Butterworth.

Under Mr. Sehgal’s offer letter, Mr. Sehgal also received an initial cash payment of $202,500, subject to repayment by Mr. Sehgal if he voluntarily resigns employment within 24 months of his hire date. The Contract of Employment provides that Mr. Sehgal’s employer will provide Mr. Sehgal with a company car cash allowance equal to $15,163 (unless Mr. Sehgal chooses to participate in the applicable company car scheme). The Contract of Employment also provides for 27 days of vacation per full calendar year (pro-rated for the first year of employment) and “sick pay,” which for Mr. Sehgal’s first five years of service could be provided for up to three months following certain illnesses. Mr. Sehgal will also be eligible to participate in certain of his employer’s retirement and other employee benefit programs (including private medical insurance).

Mr. Sehgal’s Contract of Employment does not have a fixed term or expiration date. During the first six months of employment, Mr. Sehgal’s employment may be terminated by either party on three months’ notice. Following such six-month period, Mr. Sehgal’s employment may be terminated by either party on six months’ notice. In the event either party gives such notice, the employer may pay Mr. Sehgal base salary in lieu of all or a portion of such notice rather than asking Mr. Sehgal to work his notice period. Further, Mr. Sehgal will be entitled to certain severance benefits in the event of certain transactions or situations involving the Company and a termination of his employment without cause (as described in his offer letter), subject to a general release of claims by Mr. Sehgal. Such severance benefits would consist of (1) monthly installment payments equal to 18 months of his base salary (reduced by the amount of any compensation during any notice period, as described above), which payments will cease if Mr. Sehgal is employed by an entity other than Aptiv and its subsidiaries or affiliates or the Company and its subsidiaries or affiliates prior to the end of the 18-month period, plus (2) a lump sum in cash equal to the value of Mr. Sehgal’s annual long-term incentive target ($1,300,000), less the value of any shares that may vest on a pro-rata basis, valued at target on the termination date.

Mr. Sehgal is employed in the United Kingdom, and his salary, initial cash payment and car allowance are paid in pounds sterling. Certain U.S. Dollar amounts in this information statement with respect to Mr. Sehgal have been converted from pounds sterling at a rate of approximately 1.35 U.S. Dollars to one pound sterling. The exchange rate used was calculated as of September 19, 2017.

Arrangements with Mr. Harrington

In connection with his commencement of employment with Aptiv in October 2017, Mr. Harrington received an offer letter that describes certain terms of Mr. Harrington’s initial compensation arrangements with the

Company. In accordance with the offer letter, Mr. Harrington was initially hired as an employee of Aptiv. At the time of the spin-off, Mr. Harrington is expected to transition employment to the Company, where he will serve as our Senior Vice President and General Counsel. Under the offer letter, Mr. Harrington will receive an initial annual base salary of $575,000 and will participate in his employer’s annual incentive plan and long-term incentive program.

Mr. Harrington’s annual incentive award opportunity for 2017 will be provided under Aptiv’s Annual Incentive Plan, will have a target payout equal to 80% of Mr. Harrington’s base salary, and may be earned at up to 200% of target based on the level of achievement against corporate and individual performance objectives. The 2017 target award will be pro-rated to reflect the number of months Mr. Harrington is employed during such year, but will be payable at the greater of target and actual performance.

Subject to the approval of the Aptiv Compensation Committee (for grants made prior to the separation) or the Delphi Technologies Compensation Committee (for grants made following the separation), Mr. Harrington’s initial annual long-term incentive opportunity will have a value equal to $1,200,000, calculated as described in the offer letter. Mr. Harrington’s first annual equity award will be made (subject to the approval of the Aptiv Compensation Committee) in 2018, 25% of which award will be in the form of time-based RSUs that vest annually over three years, and 75% of which award will be in the form of performance-based RSUs initially tied to performance against applicable metrics over a three-year performance period. Mr. Harrington will also be entitled to an initial performance-based RSU grant for the 2017-2019 performance period valued at $1,125,000, to be granted (subject to the approval of the Aptiv Compensation Committee) in October 2017.

Under Mr. Harrington’s offer letter, Mr. Harrington is also eligible to receive (1) in March 2018, a cash payment equal to $307,406, representing the target annual incentive that Mr. Harrington forfeited when he left his prior employer, and (2) one year from his hire date, an additional cash equal to $275,000. Both of such payments are subject to repayment by Mr. Harrington if he voluntarily resigns employment within 24 months of his hire date. The offer letter also provides for 20 days of vacation per year. Mr. Harrington will also be eligible to participate in certain of the employer’s retirement and other employee benefit programs. In connection with his employment, Mr. Harrington is required to sign a confidentiality and non-interference agreement that includes terms substantially similar to those described above for Mr. Butterworth.

Mr. Harrington will be entitled to certain severance benefits in the event of certain transactions or situations involving the Company and a termination of his employment without cause or for good reason (as described in his offer letter), subject to a general release of claims by Mr. Harrington. Such severance benefits would consist of (1) installment payments equal to 18 months of Mr. Harrington’s base salary, which payments will cease if Mr. Harrington is employed by an entity other than Aptiv and its subsidiaries or affiliates or the Company and its subsidiaries or affiliates prior to the end of the 18-month period, (2) if COBRA coverage is elected, a subsidized COBRA benefit for up to 18 months, (3) a lump sum cash payment equal to the value of Mr. Harrington’s annual long-term incentive target ($1,200,000) plus the value of his initial performance-based RSU grant ($1,125,000), less the value of any shares that vest on a pro-rata basis valued at target at the termination date, and (4) in the event Mr. Harrington has not yet reached one year of employment, payment of the $275,000 one-time cash incentive.

Mr. Harrington is providing services in the United Kingdom on expatriate assignment. As a result, pursuant to an arrangement with Mr. Harrington, Mr. Harrington is eligible for expatriate benefits, including tax equalization and tax preparation services. Aptiv may also provide assistance in the form of a car allowance, direct auto purchase or direct auto lease, depending on the host location practice.

Other Arrangements

It is currently anticipated that, in connection with the separation, we will adopt a “double trigger” severance program that is substantially similar to the current Aptiv program. Under such program, it is expected that

Mr. Sehgal and Mr. Harrington would be entitled to receive certain severance benefits from us in the case of (1) a change in control of the Company occurring after completion of the separation and (2) a qualifying termination of the applicable NEO’s employment with us or our subsidiaries and affiliates. Such benefits are expected to consist of a lump sum payment equal to (1) an amount equal to two times the NEO’s annual base salary plus target annual incentive, plus (2) 24 months of medical benefit continuation premiums.

In connection with the spin-off, it is anticipated that outstanding Aptiv annual incentive award opportunities of the NEOs will be equitably adjusted to reflect the spin-off. Further, it is anticipated that the NEOs’ outstanding RSUs will be equitably adjusted in connection with the spin-off, as further described above in the “Treatment of Outstanding Aptiv Equity Compensation in the Spin-Off” section.

2016 SUMMARY COMPENSATION TABLE

The table below sets forth specified information regarding the compensation of our NEOs under Aptiv’s compensation programs during 2016. Mr. Butterworth, as a named executive officer of Aptiv, had participated during 2016 in Aptiv’s executive compensation programs. Neither Mr. Sehgal nor Mr. Harrington was an Aptiv employee or an Aptiv director during 2016, so the following information about Aptiv’s historical executive compensation does not apply to them.

Name and Principal Position	Year	Salary ($)	Bonus ($) (2)	Stock Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($) (5)	Total($)
Liam Butterworth (1)	2016	578,689	865,800	1,255,157	527,058	—	85,884	3,312,588
President and Chief Executive Officer
Vivid Sehgal (6)	2016	—	—	—	—	—	—	—
Chief Financial Officer
James Harrington (6)	2016	—	—	—	—	—	—	—
Senior Vice President and General Counsel

(1)	Mr. Butterworth received a base salary increase in 2016. Mr. Butterworth’s base salary increased to $584,970. Mr. Butterworth is a Luxembourg employee and his salary, bonus and other compensation items are paid in Euros. U.S. Dollar amounts in this information statement with respect to Mr. Butterworth have been converted from Euros at a rate of 1.11 Dollars to one Euro. The exchange rate used was calculated by averaging exchange rates for each calendar month in 2016.
(2)	Mr. Butterworth received a bonus payment of $865,800 in 2016 related to becoming an Aptiv officer in 2014.
(3)	The award value reflected in the “Stock Awards” column is the grant date fair value of Mr. Butterworth’s Aptiv long-term incentive awards determined in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718. The 2016 grant date for accounting purposes for the annual award was set at February 28, 2016, as approved by the Aptiv Board and the Aptiv Compensation Committee. For assumptions used in determining the fair value of these awards, see Note 21. Share-Based Compensation to the Consolidated Financial Statements in Aptiv’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. The award value includes the value of Aptiv performance-based RSUs based on target performance. Assuming maximum performance achievement and based on grant date share price, for Mr. Butterworth’s Aptiv performance-based RSUs granted in 2016, the value in the “Stock Awards” column would be $2,178,008.
(4)	The “Non-Equity Incentive Plan Compensation” column reflects payments made under Aptiv’s Annual Incentive Plan.
(5)	Amounts reported in the “All Other Compensation” column for 2016 reflect the following:

Name	Aptiv Contributions (a)	Life Insurance (b)	Expatriate Assignment	Severance	Other (c)	Total
Liam Butterworth	$48,814	$4,416	—	—	$32,654	$85,884

(a)	This column reflects contributions to a defined contribution plan for eligible employees in Luxembourg. The 2016 contribution made on Mr. Butterworth’s behalf is based on 2016 eligible salary and is calculated as 10% of salary in excess of a threshold of 62,721 Euros.
(b)	This column reflects the aggregate incremental cost to Aptiv with respect to Mr. Butterworth for premium payments made regarding his life insurance policy.
(c)	This amount represents Aptiv-provided automobile and related expenses of $30,557, and a vacation allowance. Amounts reflected for Mr. Butterworth are generally available to all similar Luxembourg-based Aptiv executives or employees, and were paid in Euros and converted in this information statement to U.S. Dollars at a rate of 1.11 Dollars to one Euro. The exchange rate used was calculated by averaging exchange rates for each calendar month in 2016.

(6)	Neither Mr. Sehgal nor Mr. Harrington was employed by us or Aptiv in 2016 and therefore no historical information is provided for them.

2016 GRANTS OF PLAN-BASED AWARDS

The table below sets forth the threshold, target and maximum award payout opportunities (or full award opportunity, as applicable) for Aptiv plan-based awards that were granted to our NEOs in 2016.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	Grant Date Fair Value of Stock and Option Awards ($) (4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Liam Butterworth	—	248,613	497,225	994,450	—	—	—	—	—
	2/28/2016	—	—	—	—	—	—	4,664	311,182
	2/28/2016	—	—	—	6,995	13,990	27,980	—	943,975
Vivid Sehgal (5)	—	—	—	—	—	—	—	—	—
James Harrington (5)	—	—	—	—	—	—	—	—	—

(1)	These columns show the threshold, target and maximum awards payable to Mr. Butterworth under the 2016 Aptiv Annual Incentive Plan. The final award is determined by both Aptiv corporate and Powertrain Systems division performance, as well as individual performance, as determined by the Aptiv Compensation Committee.
(2)	These columns show the threshold, target and maximum number of Aptiv RSUs possible under the Aptiv performance-based RSUs granted in 2016 pursuant to Aptiv’s Long-Term Incentive Plan. The actual payout generally will be based on three Aptiv performance metrics (Average Return on Net Assets, Cumulative Net Income and relative Aptiv TSR) during the performance period from January 1, 2016 through December 31, 2018.
(3)	This column shows the number of Aptiv time-based RSUs granted to Mr. Butterworth in 2016 pursuant to Aptiv’s Long-Term Incentive Plan excluding dividend equivalents. These Aptiv time-based RSUs were designed to generally vest ratably over three years on the first, second and third anniversary dates of the date of grant.
(4)	This column reflects the grant date fair value of each award determined in accordance with FASB ASC Topic 718, including, for the performance-based award, the target outcome of the performance conditions, excluding the effect of estimated forfeitures and dividend equivalents. Except for the Aptiv performance-based RSUs based on Aptiv’s relative TSR (25% of the annual performance-based RSUs), the grant date value for the equity awards was determined based on the grant date closing price of Aptiv’s stock on the New York Stock Exchange. If the grant was issued on a non-trading day, the grant date closing price was deemed to be the closing price of Aptiv’s stock on the last preceding date on which any reported sale occurred. The closing price of Aptiv stock on February 26, 2016 was $66.72. The grant date fair value for the Aptiv relative TSR performance-based RSUs was determined using a Monte Carlo simulation and was based on a price of $69.74 per share.
(5)	Neither Mr. Sehgal nor Mr. Harrington was employed by us or Aptiv in 2016 and therefore no historical information is provided for them.

Mr. Butterworth is a party to an employment agreement with Aptiv that generally describes the compensation and benefits initially provided to him upon employment. For more information about this arrangement, refer to “Potential Payments Upon Termination or Change in Control”. For more information about Mr. Butterworth’s relative mix of salary and other compensation elements in proportion to total compensation, refer to “Compensation Discussion and Analysis—Aptiv 2016 Target Annual Total Direct Compensation Mix”. Messrs. Sehgal and Harrington are each a party to employment arrangements with Aptiv or its affiliates that generally describe the compensation and benefits provided to them upon employment. For more information, see “Compensation Discussion and Analysis–Our Anticipated Compensation Programs”.

2016 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The values displayed in the table below reflect the NEOs’ outstanding Aptiv long-term incentive awards as of December 31, 2016. The market values are calculated using a share price of $67.35, the December 30, 2016 closing price of Aptiv’s stock. The Aptiv performance-based RSUs granted in 2015 and 2016, labeled with performance periods 1/1/2015-12/31/2017, 1/1/2016-12/31/2018 and 1/1/2015-12/31/2018, are presented at the maximum level of performance.

Name	Stock Awards
	Restricted Stock Unit Grant Date or Performance Period (1)	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (4),(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3)
Liam Butterworth	2/18/2014	1,204	81,089	—	—
	2/18/2015	2,983	200,905	—	—
	2/18/2015 (6)	22,365	1,506,283	—	—
	2/28/2016	4,725	318,229	—	—
	1/1/2015-12/31/2017	—	—	26,838	1,807,539
	1/1/2015-12/31/2018 (7)	—	—	44,730	3,012,566
	1/1/2016-12/31/2018	—	—	28,341	1,908,766
Vivid Sehgal (8)	—	—	—	—	—
James Harrington (8)	—	—	—	—	—

(1)	To better explain the information in this table we included the Aptiv time-based RSU award grant dates and the performance periods of Aptiv performance-based RSU awards. All awards include dividend equivalents.
(2)	This column shows the unvested Aptiv time-based RSU awards as of December 31, 2016:

•	Units granted on 2/18/2014 were generally designed to vest on February 17, 2017.

•	Units granted on 2/18/2015 were generally designed to vest ratably on February 17, 2017 and February 16, 2018, except as described in footnote 6 below.

•	Units granted on 2/28/2016 were generally designed to vest ratably on each of the first, second and third anniversaries of the grant date.

(3)	The amount shown represents the market value of Aptiv awards using a per share price of $67.35, the closing price of Aptiv’s stock on December 30, 2016.
(4)	Aptiv RSUs represent maximum performance level.
(5)	Of the awards reflected in this column, the Aptiv 2015-2017 performance-based RSUs were generally designed to be settled in early 2018 after the results for the three-year performance period are determined and the Aptiv 2016-2018 performance-based RSUs were generally designed to be settled in early 2019 after the results for the three-year performance period are determined.
(6)	Time-based Aptiv continuity awards were generally designed to cliff vest on December 31, 2018.
(7)	Performance-based Aptiv continuity awards were generally designed to cliff vest on December 31, 2018 based on satisfaction of the performance condition.
(8)	Neither Mr. Sehgal nor Mr. Harrington was employed by us or Aptiv in 2016 and therefore no historical information is provided for them.

2016 OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth information regarding vested Aptiv stock awards during 2016 for our NEOs. The value realized on vesting is equal to the market price of the underlying Aptiv shares on the date of vest.

Name	Stock Awards
	Number of Shares Acquired on Vesting(#) (1)	Value Realized on Vesting ($) (1)
Liam Butterworth	23,295	1,542,360
Vivid Sehgal (2)	—	—
James Harrington (2)	—	—

(1)	The shares and values listed in these columns include Aptiv performance-based RSUs that were earned as of December 31, 2016, and settled on February 17, 2017.
(2)	Neither Mr. Sehgal nor Mr. Harrington was employed by us or Aptiv in 2016 and therefore no historical information is provided for them.

Potential Payments Upon Termination Or Change In Control

Employment Arrangements

Mr. Butterworth has an employment agreement with Aptiv that specifies the terms and conditions of his employment and compensation and benefits that are in accordance with his employment in Luxembourg. Aptiv does not have an individual change in control agreement with Mr. Butterworth. During 2016, the only applicable change in control provisions were those provided in Aptiv’s incentive plans, as described below.

Mr. Butterworth, by virtue of his participation in Aptiv’s annual Long-Term Incentive Plan equity grant program, must sign a grant agreement, as well as a non-interference and confidentiality agreement, described above in the “Compensation Discussion and Analysis” section. The non-interference agreement includes both non-compete and non-solicitation covenants.

Messrs. Sehgal and Harrington are each a party to employment arrangements with Aptiv or its affiliates that generally describe the compensation and benefits provided to them upon employment. For more information, see “Compensation Discussion and Analysis–Our Anticipated Compensation Programs”.

Aptiv Annual Incentive Plan

In the event of a change in control of Aptiv, Mr. Butterworth’s Aptiv annual incentive target award will be prorated for the time period between the plan start date and the effective change in control date. A payment will also be calculated for that time period based on actual performance and compared to the prorated target, with Mr. Butterworth receiving the larger of the two values. Payment of the award will be made by March 15 of the calendar year following the year in which a change in control occurs.

A change in control of Aptiv under the annual incentive plan occurs if any of the following events occur:

•	A change in ownership or control of Aptiv resulting in any person or group other than Aptiv or an Aptiv employee benefit plan acquiring securities of Aptiv possessing more than 50% of the total combined voting power of Aptiv’s equity securities outstanding after such acquisition;

•	The majority of the Aptiv Board as of the date of the initial public offering is replaced by persons whose election was not approved by a majority of the incumbent board; or

•	The sale of all or substantially all of the assets of Aptiv, in one or a series of related transactions, to any person or group other than Aptiv.

If involuntarily terminated without “Cause” as defined below, Mr. Butterworth will also be eligible for a prorated portion of his Aptiv annual incentive award. The period used to determine the prorated award will be the beginning of the performance period to Mr. Butterworth’s termination date.

Aptiv Long-Term Incentive Plan

An Aptiv equity award must be outstanding for one year in order to receive any benefit at termination. Upon a voluntary resignation from Aptiv, including retirement, any Aptiv time-based RSUs that have not vested will be canceled. Upon a termination without cause, for good reason or due to death or disability, the Aptiv time-based RSUs will be prorated over the period between the grant date and termination date. Any unvested pro-rata awards will be delivered at the next scheduled vesting date.

Upon a termination without cause, for good reason or due to retirement, death or disability, any outstanding Aptiv performance-based RSUs will be prorated over the period between the grant date and termination date. The final performance payout will be determined at the end of the performance period and Aptiv shares will be distributed at the time of the general distribution.

If Mr. Butterworth voluntarily departs (with the exception of the retirement provisions discussed above) or is terminated for cause, or in the event of any termination prior to the first anniversary of the grant date, all outstanding unvested Aptiv equity awards will be canceled.

“Cause” is defined in the Aptiv Long-Term Incentive Plan as:

•	Indictment for a felony or for any other crime that has or could be reasonably expected to have an adverse impact on performance of duties to Aptiv or on the business or reputation of Aptiv;

•	Mr. Butterworth being the subject of any order regarding a fraudulent violation of securities laws;

•	Conduct in connection with employment or service that is not taken in good faith and has resulted or could reasonably be expected to result in material injury to the business or reputation of Aptiv;

•	Willful violation of Aptiv’s Code of Ethical Business Conduct or other material policies;

•	Willful neglect in the performance of duties for Aptiv, or willful or repeated failure or refusal to perform these duties; or

•	Material breach of any applicable employment agreement.

“Good Reason” is defined in the Aptiv Long-Term Incentive Plan as:

•	A material diminution in base salary;

•	A material diminution in authority, duties or responsibilities from those in effect immediately prior to the Aptiv change in control;

•	Relocation of Mr. Butterworth’s principal place of employment more than 50 miles from the location immediately prior to the Aptiv change in control; or

•	Any other action or inaction that is a material breach by Aptiv of the agreement under which Mr. Butterworth provides services to Aptiv.

Upon a qualifying termination within two years after a change in control of Aptiv, or upon a change in control of Aptiv if a replacement award is not provided, outstanding unvested Aptiv equity awards will vest as follows:

•	Aptiv time-based RSUs will vest in full; and

•	After a determination by the Aptiv Compensation Committee of Aptiv’s performance at the time of the Aptiv change in control, the number of Aptiv performance-based RSUs that will vest will be equal to the greater of (a) the Aptiv performance-based RSUs earned through the Aptiv change in control date, or (b) 100% of the Aptiv performance-based RSUs granted.

A replacement award is an award with respect to the stock of Aptiv or its successor that is at least equal in value to the outstanding award, is a publicly traded security and has no less favorable terms than the outstanding award. A qualifying termination after an Aptiv change in control includes any termination by Aptiv without cause, or by Mr. Butterworth for good reason, or due to death or disability.

Severance Payments

Mr. Butterworth is eligible to receive severance payments under Aptiv’s severance plan should he be involuntarily terminated.

The following table describes the payments the NEOs would have earned on December 31, 2016, subject to review and approval by the Aptiv Compensation Committee, had their employment terminated on such date under various scenarios, including a qualifying termination of employment after a change in control of Aptiv.

Potential Payments upon Termination or Change in Control

Name	Component	Voluntary Resignation (5)	Involuntary (Not For Cause)	Involuntary (For Cause)	Change in Control and Termination	Death/ Disability
Liam Butterworth	Cash Severance (1)	—	1,623,292	—	—	—
	Annual Incentive Plan (2)	527,058	527,058	—	527,058	527,058
	Long-Term Incentives—Time-Based Restricted Stock Units (3)(4)	—	871,640	—	2,106,393	871,640
	Long-Term Incentives—Performance-Based Restricted Stock Units (3)(4)	729,329	2,034,515	—	4,093,728	2,034,515

	Total	1,256,387	5,056,505	—	6,727,179	3,433,213

Vivid Sehgal (6)	—	—	—	—	—	—
James Harrington (6)	—	—	—	—	—	—

(1)	In the case of a qualifying termination, Mr. Butterworth is eligible to receive severance payments equal to 18 months of base salary, plus 1.5 times the value of the Aptiv annual incentive plan target award.
(2)	In all scenarios except a voluntary termination or an involuntary termination for cause, Mr. Butterworth would receive a prorated Aptiv annual incentive award. If Mr. Butterworth voluntarily terminates employment, he must have worked on the last business day of the year in order to receive his Aptiv annual incentive award; if not, the award is forfeited in its entirety. For Mr. Butterworth, Aptiv annual incentive award payments are subject to performance assessment and will be paid after the conclusion of the performance period.
(3)	The value shown is based on the market value of the award using a per-share price of $67.35, the closing price of Aptiv’s stock on December 30, 2016.
(4)	In the event of a qualifying termination within two years after an Aptiv change in control Mr. Butterworth’s awards will vest as described under “Aptiv Long-Term Incentive Plan”. Also as described under “Aptiv Long-Term Incentive Plan”, if at the time of an Aptiv change in control Mr. Butterworth does not receive replacement awards, his awards will vest upon the Aptiv change in control regardless of whether his employment is terminated. The Aptiv performance-based RSUs included represent a 100% payout of each award.
(5)	In the event of a voluntary termination on December 31, 2016, Mr. Butterworth would receive the value of his 2014 performance-based RSUs.

(6)	Neither Mr. Sehgal nor Mr. Harrington was employed by us or Aptiv during 2016 and therefore no historical information is provided for them.

All amounts are estimates only, and actual amounts will vary depending upon the facts and circumstances applicable at the time of the triggering event.

APPENDIX A

Reconciliation of Non-GAAP Financial Measures

The tables below present a reconciliation of certain Aptiv non-GAAP financial measures to GAAP:

Aptiv Adjusted Net Income:

	Year Ended December 31,
(in millions)	2016	2015	2014
Net income attributable to Aptiv	$1,257	$1,450	$1,351
Income from discontinued operations attributable to Aptiv, net of tax	(105)	(262)	(42)

Income from continuing operations attributable to Aptiv	1,152	1,188	1,309

Adjusting items:
Restructuring	328	177	140
Transaction and related costs associated with acquisitions	—	43	6
Other acquisition and portfolio project costs	59	47	20
Asset impairments	30	16	7
Debt extinguishment costs	73	58	34
Reserve for Unsecured Creditors litigation	300	—	—
(Gain) loss on business divestitures, net	(141)	8	—
Contingent consideration liability fair value adjustments	3	(7)	—
Tax impact of adjusting items (a)	(85)	(35)	(24)

Adjusted net income attributable to Aptiv	$1,719	$1,495	$1,492

(a)	Represents the income tax impacts of the adjustments made for restructuring and other special items by calculating the income tax impact of these items using the appropriate tax rate for the jurisdiction where the charges were incurred, as well as the elimination of the net impact of deferred tax asset valuation allowance changes in estimates of $15 million of valuation allowance reversals during the three months ended December 31, 2016, and $12 million of valuation allowances recorded during the three months ended December 31, 2015.

Appendix A (continued)

Aptiv Cash Flow Before Financing:

	Year Ended December 31,
(in millions)	2016	2015	2014
Cash flows from operating activities:
Income from continuing operations	$1,218	$1,261	$1,380
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	704	540	540
Restructuring expense, net of cash paid	73	44	(22)
Working capital	(221)	(51)	82
Pension contributions	(95)	(91)	(110)
Other, net	262	(36)	175

Net cash provided by operating activities from continuing operations	1,941	1,667	2,045

Cash flows from investing activities:
Capital expenditures	(828)	(704)	(779)
Net proceeds from divestiture of discontinued operations	48	730	—
Net proceeds from business divestitures	197	11	—
Cost of business acquisitions, net of cash acquired	(15)	(1,654)	(345)
Cost of technology investments	(3)	(23)	(5)
Settlement of derivatives	(1)	—	—
Other, net	28	10	17

Net cash used in investing activities from continuing operations	(574)	(1,630)	(1,112)

Adjustment for net proceeds from divestiture of discontinued operations	(48)	(730)	—
Adjustment for net proceeds from divestiture of Mechatronics business	(197)	—	—
Adjustment for the cost of business acquisitions, net of cash acquired	15	1,654	345
Adjustment for settlement of derivatives related to business acquisition	15	—	—

Cash flow before financing	$1,152	$961	$1,278

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreements with Aptiv

Following the separation, we and Aptiv will operate separately, each as an independent public reporting company. We and Aptiv will enter into a Separation and Distribution Agreement that will effectuate the separation and distribution. We and Aptiv will also enter into other agreements, including a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement and Contract Manufacturing Service Agreements. These agreements will provide a framework for our relationship with Aptiv after the separation, and the Separation and Distribution Agreement, Tax Matters Agreement and Employee Matters Agreement provide for the allocation between Delphi Technologies and Aptiv of assets, liabilities and obligations attributable to periods prior to, at and after our separation from Aptiv.

The material agreements between us and Aptiv are described below and the expected form of such agreements will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part. The summaries of each of these agreements are summaries of their material terms and do not purport to be complete. These summaries are subject to, and qualified in their entirety, by reference to the full text of the applicable agreements.

Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth the agreements between us and Aptiv regarding the principal transactions required to effect our separation from Aptiv. This agreement will also address certain relationships between us and Aptiv with respect to matters relating to the separation.

The Separation and Distribution Agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to us and which assets, liabilities and contracts will be retained by Aptiv as part of the separation, and will provide for when and how these transfers, assumptions and assignments will occur. In particular, the Separation and Distribution Agreement will provide, among other things, that, subject to the terms and conditions contained therein, (i) substantially all of the assets related to the businesses and operations of Aptiv’s powertrain systems business segment, as described in “Business,” will be transferred to us or one of our subsidiaries, (ii) substantially all liabilities arising out of or resulting from such assets, and other liabilities related to the current or former business and operations of Aptiv’s powertrain systems business, will be retained by or transferred to us or one of our subsidiaries, (iii) the assets related to the original equipment service business conducted by Aptiv’s powertrain systems business segment prior to the spin-off, to the extent related to the sale of products of other Aptiv segments to vehicle original equipment manufacturers or their affiliates, will be retained by or transferred to Aptiv or one of its subsidiaries, and (iv) all of Aptiv’s other assets and liabilities will be retained by or transferred to Aptiv or one of its subsidiaries.

Except as expressly forth in the Separation and Distribution Agreement or any ancillary agreement, neither we nor Aptiv will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any consents or approvals required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the non-infringement of any intellectual property, at to any warranty that any intellectual property is error-free, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either us or Aptiv, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. Except as expressly forth in the separation agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests. The respective transferees will also generally bear the risk that any necessary approvals or notifications are not obtained or made or that any requirements of laws or judgments are not complied with.

The Separation and Distribution Agreement will also provide that, in the event that the transfer or assignment of certain assets and liabilities to us or Aptiv does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, we or Aptiv, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse us or Aptiv, as applicable, for costs and expenses in connection with the performance and discharge of such liabilities.

Subject to the satisfaction or waiver of the conditions set forth in the section of this information statement titled “Our Separation from Aptiv—Conditions to the Distribution,” on the distribution date, Aptiv will distribute all of the ordinary shares of Delphi Technologies to the holders of Aptiv’s ordinary shares.

Pursuant to the Separation and Distribution Agreement, we will indemnify, defend and hold harmless Aptiv, each of its subsidiaries and each of their respective past and present directors, officers, employees and agents, from and against all liabilities relating to, arising out of or resulting from: (i) the liabilities assumed by us, including our failure or the failure of any of our subsidiaries or any other person to pay, perform or otherwise promptly discharge any of the liabilities assumed by us, in accordance with their respective terms, whether prior to, at or after the distribution; (ii) any breach by us or any of our subsidiaries of the Separation and Distribution Agreement or any of the ancillary agreements entered into between us and Aptiv; (iii) any third-party claims that the use by us or our subsidiaries of the intellectual property licensed to us by Aptiv infringes on the intellectual property rights of such third party; (iv) any guarantee, indemnification or contribution obligation, letter of credit reimbursement obligations, surety, bond or other credit support agreement, arrangement, commitment or understanding for the benefit of Delphi Technologies or any of its subsidiaries by Aptiv that survives the distribution; and (v) any untrue statement or alleged untrue statement of a material fact in the registration statement, this information statement or any similar disclosure document other than any such statement specifically relating to Aptiv’s business, assets or liabilities, or to Aptiv and its subsidiaries after the distribution.

Aptiv will indemnify, defend and hold harmless Delphi Technologies, each of its subsidiaries and each of their respective past and present directors, officers, employees and agents, from and against all liabilities relating to, arising out of or resulting from: (i) the liabilities assumed or retained by Aptiv, including the failure of Aptiv or any of its subsidiaries or any other person to pay, perform or otherwise promptly discharge any of the liabilities assumed or retained by Aptiv, in accordance with their respective terms, whether prior to, at or after the distribution; (ii) any breach by Aptiv or any of its subsidiaries of the Separation and Distribution Agreement or any of the ancillary agreements entered into between us and Aptiv; (iii) any third-party claims that the use by Aptiv or its subsidiaries of the intellectual property licensed to Aptiv by us infringes on the intellectual property rights of such third party; (iv) except to the extent that it relates to a liability assumed by us, any guarantee, indemnification or contribution obligation or other credit support agreement or arrangement for the benefit of Aptiv or any of its subsidiaries by Delphi Technologies that survives the distribution; and (v) any untrue statement or alleged untrue statement of a material fact in the registration statement, this information statement or any similar disclosure document specifically relating to Aptiv’s business, assets or liabilities, or to Aptiv and its subsidiaries after the distribution.

All such rights to indemnification will be in excess of available insurance. The separation agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Under the Separation and Distribution Agreement, Aptiv will transfer certain intellectual property to us related to our business. With respect to registered intellectual property and related common-law rights, Aptiv will transfer those items of intellectual property that primarily relate to our business as documented by Aptiv’s books and records; all other intellectual property owned or licensed by Aptiv will be transferred to us if used or held for use exclusively in connection with our business. In connection with the transfer of such intellectual property, we will grant to Aptiv a non-exclusive, perpetual, irrevocable, royalty-free, non-transferrable license to use such intellectual property to the extent such intellectual property was used or held for use in connection with its business as of the date of the separation. Aptiv will also grant us a non-exclusive, perpetual, irrevocable, royalty free, non-transferrable license to use the intellectual property owned & retained by Aptiv, to the extent such intellectual property was used or held for use in our business as of the date of the separation, subject to certain conditions. Each party may sublicense its rights to service providers and customers and may assign its rights to affiliates or in connection with an acquisition of its business, subject to certain conditions.

Under the Separation and Distribution Agreement, we and Aptiv will agree to not solicit or hire the other party’s executives, officers or engineers for a period of one year following the distribution. Otherwise, the parties have agreed that there will be no restrictions on post-closing competitive activities pursuant to the Separation and Distribution Agreement or other agreements being entered into in connection with the separation.

In the event of any dispute arising out of the separation or distribution, we and Aptiv will agree to attempt in good faith to resolve the dispute for a period of time, and if we and Aptiv are unable to resolve disputes in the manner outlined in the Separation and Distribution Agreement, the disputes will be resolved through binding arbitration.

The Separation and Distribution Agreement will provide that it may be terminated, and the terms and conditions of the separation and distribution may be amended, modified or abandoned, at any time prior to the distribution date by and in the sole and absolute discretion of Aptiv’s board of directors. In the event of a termination of the Separation and Distribution Agreement, neither party, nor any of their directors, officers, or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the Separation and Distribution Agreement may not be terminated except by an agreement in writing signed by both Aptiv and Delphi Technologies.

Delphi Technologies will be responsible for paying all costs and expenses incurred in connection with the separation and distribution, whether incurred or payable prior to, on or after the distribution, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution.

Other matters governed by the Separation and Distribution Agreement will include access to financial and other information, confidential provisions, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Transition Services Agreement

We and Aptiv will enter into a Transition Services Agreement prior to the distribution pursuant to which we and Aptiv and our respective subsidiaries will provide to each other, on an interim, transitional basis, certain services, including, but not limited to, services related to information technology, engineering, accounting, administrative, payroll, human resources and facilities to provide temporary assistance while developing stand-alone systems and processes. The charges for the transition services generally are intended to allow the transition services provider to fully recover the costs associated with providing the services plus a percentage of such costs and expenses.

The Transition Services Agreement will terminate no later than twenty-four (24) months after the distribution date, although most services will terminate earlier. The transition services recipient can generally terminate particular services prior to the scheduled expiration date for such service on forty-five (45) days’ prior written notice. Due to interdependencies between services, certain services may be extended or terminated early only if other services are likewise extended or terminated.

The aggregate liability of each party under the Transition Services Agreement will be limited to the fees received by Aptiv for the transition services and neither party will be liable for any special, indirect, incidental or consequential damages.

Tax Matters Agreement

The Tax Matters Agreement will generally govern our and Aptiv’s respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. Generally, Aptiv will be liable for all pre-distribution U.S. federal income taxes, foreign income taxes and certain non-income taxes attributable to our business required to be reported on combined, consolidated, unitary or similar returns that include one or more members of the Aptiv group and one or more members of our group. We will generally be liable for all other taxes attributable to our business. In addition, the Tax Matters Agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution. As a general matter, any tax due on the movement of assets or people into our group will be allocated to and paid by us. The Tax Matters Agreement will also restrict our ability to take certain actions that could result in certain of the restructuring transactions undertaken in connection with the separation failing to qualify as transactions that are generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code.

Employee Matters Agreement

Delphi Technologies and Aptiv will enter into an Employee Matters Agreement to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The Employee Matters Agreement governs Aptiv’s and our compensation and employee benefit obligations with respect to the current and former employees and (with respect to equity award matters) non-employee directors of each company.

The Employee Matters Agreement will provide that, in general, and subject to certain exceptions specified in the Employee Matters Agreement, Aptiv will be responsible for liabilities associated with its employees and former employees whose last employment was not with our business, and we will be responsible for liabilities associated with our employees and former employees whose last employment was with our business.

Employee Benefits

In general, our employees currently participate in various retirement, health and welfare, and other employee benefit and compensation plans maintained by Aptiv. As of December 1, 2017 (or the time otherwise specified for certain non-U.S. plans), our employees will be eligible to participate in Delphi Technologies benefit plans in accordance with the terms and conditions of our plans as in effect from time to time. Generally and subject to certain exceptions, we will create compensation and benefit plans that mirror the terms of corresponding Aptiv compensation and benefit plans, and we will credit each of our employees with his or her service with Aptiv prior to the separation under our benefit plans to the same extent such service was recognized by Aptiv and so long as such crediting does not result in a duplication of benefits.

Treatment of Equity Compensation

The Employee Matters Agreement will generally provide for the adjustment of the outstanding awards granted under the Aptiv equity compensation programs, including as follows.

With respect to Aptiv restricted stock units held by Delphi Technologies employees and non-employee directors that are outstanding as of the separation and for which the underlying security is Aptiv ordinary shares, the Employee Matters Agreement provides that each such outstanding Aptiv restricted stock unit will be equitably adjusted or converted into an award with respect to Delphi Technologies ordinary shares. Each other Aptiv restricted stock unit that is outstanding as of the separation and for which the underlying security is Aptiv ordinary shares will also be equitably adjusted or converted, but will continue to relate to Aptiv ordinary shares. In each case, the outstanding Aptiv award will be equitably adjusted or converted in a manner intended to preserve the approximate intrinsic value of such Aptiv equity award from directly before to directly after the spin-off. More specifically, with respect to each adjusted or converted award covering Delphi Technologies ordinary shares, the number of underlying shares will be determined based on a ratio, as further described in the Employee Matters Agreement, applied to the number of Aptiv ordinary shares subject to the original Aptiv award outstanding as of the separation.

Pursuant to the terms of the Employee Matters Agreement and the applicable Aptiv equity compensation plans, we currently anticipate that performance achievement with respect to performance-based restricted stock units will also be equitably adjusted in connection with the separation. Specific treatment may, however, depend on the year in which the awards were originally granted and whether the holders of such awards will continue employment with Aptiv or Delphi Technologies. To the extent that an affected employee is employed in a non-U.S. jurisdiction, and the adjustments or conversions contemplated above could result in adverse tax consequences or other adverse regulatory consequences, Aptiv may determine that a different equitable adjustment or grant will apply in order to avoid any such adverse consequences.

For purposes of vesting for all awards, continued employment with or service to Aptiv or Delphi Technologies, as applicable, will generally be treated as continued employment with respect to the adjusted restricted stock unit awards.

Miscellaneous

The Employee Matters Agreement will also address other employee-related issues and certain special circumstances and special rules for benefit arrangements in various non-U.S. jurisdictions.

Contract Manufacturing Service Agreements

We will enter into Contract Manufacturing Service Agreements pursuant to which Aptiv subsidiaries will manufacture for us certain electronic components that are currently manufactured at facilities that we share with Aptiv. We will purchase and consign to Aptiv raw materials and components that Aptiv will use to manufacture those products and we will also own certain of the equipment Aptiv uses to produce those products. Aptiv will charge us a fee for its manufacturing services based on its costs and expenses plus a percentage of such costs. The aggregate liability under these agreements will be limited to the fees paid to Aptiv pursuant to the applicable Contract Manufacturing Service Agreement, and neither party will be liable for any special, indirect, incidental or consequential damages. Aptiv’s services under the Contract Manufacturing Service Agreements will generally expire when we relocate manufacturing of our products. The Contract Manufacturing Service Agreements are expected to expire within four years.

Statement of Policy Regarding Transactions with Related Persons

In connection with the separation and distribution, we will adopt a policy regarding the approval of any transaction or series of transactions in which we or any of our subsidiaries is a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person must promptly disclose to our general counsel any “related person transaction” (defined as any transaction involving us and in which any related person has a direct or indirect material interest) and all material facts about the transaction. The general counsel will then assess and promptly communicate that information to the Nominating and Governance Committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, this board committee will decide whether or not to approve such transaction and will generally not approve or ratify a transaction unless it shall have determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to the Nominating and Governance Committee, which will evaluate all options available, including ratification, revision or termination of such transaction. On at least an annual basis, the Nominating and Governance Committee shall review previously approved related person transactions, under the standard described above, to determine whether such transactions should continue.

PRINCIPAL SHAREHOLDERS

As of the date hereof, all of our outstanding ordinary shares are owned by Aptiv. Immediately after the distribution, Aptiv will own none of our ordinary shares.

The following table provides information with respect to the expected beneficial ownership of our ordinary shares immediately after the distribution by (i) each person who we believe will be a beneficial owner of more than 5% of our outstanding ordinary shares, (ii) each of our expected directors, director nominees and named executive officers, and (iii) all expected directors and executive officers as a group. We based the share amounts on each person’s beneficial ownership of Aptiv ordinary shares as of                ,        , unless we indicate some other basis for the share amounts, and assuming a distribution ratio of                 of our ordinary shares for every                  ordinary share(s) of Aptiv. Beneficial ownership is determined in accordance with the rules of the SEC.

To the extent our directors and officers own Aptiv ordinary shares at the time of the separation, they will participate in the distribution on the same terms as other holders of Aptiv ordinary shares.

Except as otherwise noted in the footnotes below, each person or entity identified has sole voting and investment power with respect to such securities. Following the distribution, we expect to have outstanding an aggregate of         ordinary shares based upon (i)                 ordinary shares of Aptiv outstanding on                 ,        , (ii) distribution by Aptiv of         of our ordinary shares on the distribution date, and (iii) applying the distribution ratio of         of our ordinary shares for every                 ordinary share(s) of Aptiv held as of the record date.

Unless otherwise indicated, the address of each named person is c/o Delphi Technologies PLC, Courteney Road, Hoath Way, Gillingham, Kent ME8 0RU, United Kingdom. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Beneficial Owner	Number of Ordinary Shares	% of Ordinary Shares Outstanding (1)
5% or greater shareholders:

Directors and Named Executive Officers
Liam Butterworth
Timothy M. Manganello
Vivid Sehgal
James Harrington
All Executive Officers and Directors as a Group ( persons)

(1)	Based on of our ordinary shares, which is calculated by applying the distribution ratio of of our ordinary shares for every ordinary share(s) of Aptiv to the number of ordinary shares of Aptiv outstanding as of , .

DESCRIPTION OF MATERIAL INDEBTEDNESS

In connection with the separation and distribution, we have entered into the Credit Agreement and completed the offering of $800 million of Senior Notes due 2025, as described below, such that we will have a total principal amount of debt of approximately $1,550 million immediately following the separation, primarily consisting of a $750 million five-year term loan pursuant to the Credit Agreement and the $800 million of eight-year senior notes. We currently anticipate that approximately $1,148 million of the net proceeds from these borrowings will be distributed to Aptiv upon the separation, with the remaining net proceeds to be held by Delphi Technologies in order to fund operating cash requirements and to pay related taxes, fees and expenses.

Credit Agreement

On September 7, 2017, Delphi Technologies and its wholly-owned subsidiary Delphi Powertrain Corporation entered into a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent (the “Administrative Agent”), with respect to $1.25 billion in senior secured credit facilities. The Credit Agreement consists of a senior secured five-year $750 million term loan facility (the “Term Loan A Facility”) and a $500 million five-year senior secured revolving credit facility (the “Revolving Credit Facility”) (collectively, the “Credit Facilities”) with the lenders party thereto and JPMorgan Chase Bank, N.A. The Credit Facilities will become available to Delphi Technologies no later than the date of the separation.

The Credit Facilities will be subject to an interest rate, at our option, of either (a) the Administrative Agent’s Alternate Base Rate (“ABR” as defined in the Credit Agreement) or (b) the London Interbank Offered Rate (the “Adjusted LIBOR Rate” as defined in the Credit Agreement) (“LIBOR”), in each case, plus an applicable margin that is based on our corporate credit ratings, as more particularly described below. In addition, the Credit Agreement will require payment of additional interest on certain overdue obligations on terms and conditions customary for financings of this type. The interest rate period with respect to LIBOR interest rate options will be set at one-, two-, three-, or six-months as selected by us in accordance with the terms of the Credit Agreement (or other period as may be agreed by the applicable lenders), but payable no less than quarterly. We may elect to change the selected interest rate over the term of the Credit Facilities in accordance with the provisions of the Credit Agreement.

The applicable interest rate margins for the Term Loan A Facility will increase or decrease from time to time between 1.50% and 2.00% per annum (for LIBOR loans) and between 0.50% and 1.00% per annum (for ABR loans), in each case based upon changes to our corporate credit ratings. The applicable interest rate margins for the Revolving Credit Facility will increase or decrease from time to time between 1.30% and 1.55% per annum (for LIBOR loans) and between 0.30% and 0.55% per annum (for ABR loans), in each case based upon changes to our corporate credit ratings. Accordingly, the interest rates for the Credit Facilities will fluctuate during the term of the Credit Agreement based on changes in the ABR, LIBOR or future changes in our corporate credit ratings. The Credit Agreement also requires that we pay certain facility fees on the aggregate commitments under the Revolving Credit Facility and certain letter of credit issuance and fronting fees.

Letters of credit will be available for issuance under the Credit Agreement on terms and conditions customary for financings of this type, which issuances will reduce availability under the Revolving Credit Facility.

We will be obligated to make quarterly principal payments throughout the term of the Term Loan A Facility according to the amortization provisions in the Credit Agreement, as such payments may be reduced from time to time in accordance with the terms of the Credit Agreement as a result of the application of loan prepayments made by us, if any, prior to the scheduled date of payment thereof.

Borrowings under the Credit Agreement will be prepayable at our option without premium or penalty, subject to customary increased cost provisions. We may request that all or a portion of the Credit Facilities be converted to extend the scheduled maturity date(s) with respect to all or a portion of any principal amount of such Credit Facilities under certain conditions customary for financings of this type. The Credit Agreement also contains certain mandatory prepayment provisions in the event that we receive net cash proceeds from certain non-ordinary course asset sales, casualty events and debt offerings, in each case subject to terms and conditions customary for financings of this type.

The Credit Agreement contains certain affirmative and negative covenants customary for financings of this type that, among other things, limit our and our subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to designate subsidiaries as unrestricted, to make certain investments, to prepay certain indebtedness and to pay dividends, or to make other distributions or redemptions/repurchases, in respect of the our and our subsidiaries’ equity interests. In addition, the Credit Agreement requires that we maintain a consolidated net leverage ratio (the ratio of Consolidated Total Indebtedness to Consolidated Adjusted EBITDA, each as defined in the Credit Agreement) of not greater than 3.50 to 1.00. The Credit Agreement also contains events of default customary for financings of this type, including certain customary change of control events.

The borrowers under the Credit Agreement will comprise Delphi Technologies and its wholly-owned Delaware-organized subsidiary, Delphi Powertrain Corporation. Additional subsidiaries of Delphi Technologies may be added as co-borrowers or guarantors under the Credit Agreement from time to time on the terms and conditions set forth in the Credit Agreement. The obligations of each borrower under the Credit Agreement will be jointly and severally guaranteed by each other borrower and by certain of our existing and future direct and indirect subsidiaries, subject to certain exceptions customary for financings of this type. All obligations of the borrowers and the guarantors will be secured by certain assets of such borrowers and guarantors, including a perfected first-priority pledge of all of the capital stock in Delphi Powertrain Corporation.

In addition, the Credit Agreement contains provisions pursuant to which, based upon our achievement of certain corporate credit ratings, certain covenants and/or our obligation to provide collateral to secure the Credit Facilities, will be suspended.

Unsecured Senior Notes

On September 28, 2017, Delphi Technologies PLC issued $800 million in aggregate principal amount of 5.00% senior unsecured notes due 2025 in a transaction exempt from registration under the Securities Act (the “Senior Notes”). The Senior Notes were priced at 99.50% of par, resulting in a yield to maturity of 5.077%. Approximately $14 million of issuance costs were incurred in connection with the Spin-Off Senior Notes offering. Interest is payable semi-annually on April 1 and October 1 of each year to holders of record at the close of business on March 15 or September 15 immediately preceding the interest payment date. The proceeds received from the Senior Notes offering were deposited into escrow for release to Delphi Technologies PLC upon satisfaction of certain conditions, including completion of the separation. If the conditions for the release of the proceeds of this offering from escrow are not satisfied by June 30, 2018, the Senior Notes will be subject to mandatory redemption. From the date of the satisfaction of the escrow conditions, the notes will be guaranteed, jointly and severally, on an unsecured basis, by each of our current and future domestic subsidiaries that guarantee our Credit Facilities, as described above. Upon completion of the separation, Delphi Technologies PLC will use the proceeds from the Spin-Off Senior Notes together with the proceeds from the Term Loan A Facility to fund a dividend to Aptiv, fund operating cash and pay taxes and related fees and expenses.

DESCRIPTION OF SHARE CAPITAL

Delphi Technologies PLC’s Articles of Association and Memorandum of Association will be amended and restated in connection with the separation. The following descriptions are summaries of the material terms that will be contained in the amended and restated Articles of Association and Memorandum of Association. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Articles of Association and Memorandum of Association to be in effect at the time of the distribution, which will be filed as an exhibit to the registration statement of which this information statement is a part, and applicable law.

Our authorized share capital will be         ordinary shares, par value $0.01 per share, and        preferred shares, par value $0.01 per share.

Ordinary Shares

Immediately following the distribution, we expect that approximately                 ordinary shares will be issued and outstanding. All outstanding ordinary shares will be validly issued, fully paid and non-assessable. The ordinary shares do not have preemptive, subscription or redemption rights. Neither our Memorandum of Association or Articles of Association nor the laws of Jersey restrict in any way the ownership or voting of ordinary shares held by non-residents of Jersey.

Our board of directors may issue authorized but unissued ordinary shares without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our shares may be listed or quoted.

Dividend and Liquidation Rights. Holders of ordinary shares are entitled to receive equally, share for share, any dividends that may be declared in respect of our ordinary shares by the board of directors out of funds legally available therefor. If, in the future, we declare cash dividends, such dividends will be payable in U.S. dollars. In the event of our liquidation, after satisfaction of liabilities to creditors, holders of ordinary shares are entitled to share pro rata in our net assets. Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class or series of preferred shares that may be authorized in the future. Our board of directors has the power to declare such interim dividends as it determines. Declaration of a final dividend (not exceeding the amounts proposed by our board of directors) requires shareholder approval by adoption of an ordinary resolution. Failure to obtain such shareholder approval does not affect previously paid interim dividends.

Voting, Shareholder Meetings and Resolutions. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of holders of ordinary shares. These voting rights may be affected by the grant of any special voting rights to the holders of a class or series of preferred shares that may be authorized in the future. Pursuant to Jersey law, an annual general meeting shall be held once every calendar year at the time (within a period of not more than 18 months after the last preceding annual general meeting) and at the place as may be determined by the board of directors. The quorum required for an ordinary meeting of shareholders consists of shareholders present in person or by proxy who hold or represent between them a majority of the outstanding shares entitled to vote at such meeting.

An ordinary resolution (such as a resolution for the declaration of a final dividend) requires approval by the holders of a majority of the voting rights represented at a meeting, in person or by proxy, and voting thereon.

Amendments to Governing Documents. A special resolution (such as, for example, a resolution amending our Memorandum of Association or Articles of Association or approving any change in authorized capitalization, or a liquidation or winding-up) requires approval of the holders of two-thirds of the voting rights represented at the meeting, in person or by proxy, and voting thereon. A special resolution can only be considered if shareholders receive at least fourteen days’ prior notice of the meeting at which such resolution will be considered.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Our Articles of Association establish advance notice and related procedures with respect to shareholder proposals and nomination of candidates for election as directors.

Limits on Written Consents. Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders.

Transfer of Shares and Notices. Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to the Articles of Association unless the transfer is restricted by applicable securities laws or prohibited by another instrument. Each shareholder of record is entitled to receive at least fourteen days’ prior notice (excluding the day of notice and the day of the meeting) of an ordinary shareholders’ meeting and of any shareholders’ meeting at which a special resolution is to be adopted. For the purposes of determining the shareholders entitled to notice and to vote at the meeting, the board of directors may fix a date as the record date for any such determination.

Modification of Class Rights. The rights attached to any class (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Election and Removal of Directors. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power have the power to elect any of our directors who are up for election. All of our directors will be elected at each annual meeting.

Immediately following the separation and distribution, we expect our board of directors to consist of directors. Our Articles of Association state that shareholders may only remove a director for cause. Our board of directors has sole power to fill any vacancy occurring as a result of the death, disability, removal or resignation of a director or as a result of an increase in the size of the board of directors.

Applicability of U.K. Takeover Code. We do not believe that the U.K. City Code on Takeovers and Mergers will apply to takeover transactions for the Company.

Preferred Shares

Immediately following the distribution, we will have no preferred shares issued and outstanding. The board of directors has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions of such shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the shareholders.

Our board may issue authorized preferred shares without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our shares may be listed or quoted.

Any preferred shares that are issued may have priority over the ordinary shares with respect to dividend or liquidation rights or both.

The purpose of authorizing the board of directors to issue preferred shares and to determine their rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred shares, while providing desirable flexibility in connection with possible equity financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting shares.

Comparison of United States and Jersey Corporate Law

The following discussion is a summary of the material differences between United States and Jersey corporate law relevant to an investment in the ordinary shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change.

As in most United States jurisdictions, unless approved by a special resolution of our shareholders, our directors do not have the power to take certain actions, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital. Directors of a Jersey corporation, without shareholder approval, in certain instances may, among other things, implement certain sales, transfers, exchanges or dispositions of assets, property, parts of the business or securities of the corporation; or any combination thereof, if they determine any such action is in the best interests of the corporation, its creditors or its shareholders.

As in most United States jurisdictions, the board of directors of a Jersey corporation is charged with the management of the affairs of the corporation. In most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many United States jurisdictions have enacted various statutory provisions that permit the monetary liability of directors to be eliminated or limited. Jersey law protecting the interests of shareholders may not be as protective in all circumstances as the law protecting shareholders in United States jurisdictions. Under our Articles of Association, we are required to indemnify every present and former officer of ours out of our assets against any loss or liability incurred by such officer by reason of being or having been such an officer. The extent of such indemnities shall be limited in accordance with the provisions of the Companies (Jersey) Law 1991, as amended.

In most United States jurisdictions, the board of directors is permitted to authorize share repurchases without shareholder consent. Jersey law does not permit share repurchases without shareholder consent. However, our Articles of Association permit our board of directors to convert any of our shares that we wish to purchase into redeemable shares, and thus effectively allow our board of directors to authorize share repurchases (which shall be effected by way of redemption) without shareholder consent, consistent with the practice in most United States jurisdictions.

Transfer Agent and Registrar

The U.S. transfer agent and registrar for the ordinary shares is Computershare Trust Company, N.A. The U.S. transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021, Attention: Client Administration. Computershare Investor Services (Jersey) Limited will be the transfer agent and registrar for the ordinary shares in Jersey and its address is Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES.

Stock Exchange Listing

We intend to apply to list our ordinary shares on the NYSE under the symbol “DLPH.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10, including exhibits and schedules filed with the registration statement of which this information statement is a part, under the Exchange Act, with respect to our ordinary shares being distributed as contemplated by this registration statement. This information statement is part of, and does not contain all of the information set forth in, the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and our ordinary shares, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

We intend to furnish holders of our ordinary shares with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Delphi Automotive PLC:

We have audited the accompanying combined balance sheets of Delphi Technologies PLC as of December 31, 2016 and 2015, and the related combined statements of operations, comprehensive income, net parent investment, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Delphi Technologies PLC at December 31, 2016 and 2015, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respect the information set forth therein.

/s/ Ernst & Young LLP

Detroit, Michigan

June 9, 2017

DELPHI TECHNOLOGIES PLC

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Net sales	$4,486	$4,407	$4,540
Operating expenses:
Cost of sales	3,689	3,557	3,671
Selling, general and administrative	299	312	343
Amortization	17	23	32
Restructuring (Note 10)	161	112	52

Total operating expenses	4,166	4,004	4,098

Operating income	320	403	442
Interest expense	(1)	(3)	(4)
Other (expense) income, net (Note 15)	(1)	(2)	2

Income before income taxes and equity loss	318	398	440
Income tax expense	(50)	(92)	(97)

Income before equity loss	268	306	343
Equity loss, net of tax	—	—	(1)

Net income	268	306	342
Net income attributable to noncontrolling interest	32	34	36

Net income attributable to Delphi Technologies	$236	$272	$306

See accompanying notes to combined financial statements.

DELPHI TECHNOLOGIES PLC

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Net income	$268	$306	$342
Other comprehensive (loss) income:
Currency translation adjustments	(84)	(151)	(148)
Employee benefit plans adjustment, net of tax (Note 11)	(135)	15	(48)

Other comprehensive loss, net of tax	(219)	(136)	(196)

Comprehensive income	49	170	146
Comprehensive income attributable to noncontrolling interests	28	29	34

Comprehensive income attributable to Delphi Technologies	$21	$141	$112

See accompanying notes to combined financial statements.

DELPHI TECHNOLOGIES PLC

COMBINED BALANCE SHEETS

	December 31,
	2016	2015
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$101	$108
Accounts receivable, net:
Outside customers	803	801
Related parties	16	26
Inventories (Note 4)	374	366
Other current assets (Note 5)	108	114

Total current assets	1,402	1,415
Long-term assets:
Property, net (Note 6)	1,142	1,202
Investments in affiliates	34	34
Intangible assets, net (Note 7)	92	112
Goodwill (Note 7)	6	8
Other long-term assets (Note 5)	223	230

Total long-term assets	1,497	1,586

Total assets	$2,899	$3,001

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Short-term debt	$2	$23
Accounts payable:
Outside vendors	671	661
Related parties	78	79
Accrued liabilities (Note 8)	331	353

Total current liabilities	1,082	1,116
Long-term liabilities:
Long-term debt	6	9
Pension benefit obligations	526	414
Other long-term liabilities (Note 8)	103	120

Total long-term liabilities	635	543

Total liabilities	1,717	1,659

Commitments and contingencies (Note 12)
Net Parent Equity:
Net parent investment	1,737	1,677
Accumulated other comprehensive loss (Note 14)	(711)	(496)

Total parent equity	1,026	1,181
Noncontrolling interest	156	161

Total invested equity	1,182	1,342

Total liabilities and invested equity	$2,899	$3,001

See accompanying notes to combined financial statements.

DELPHI TECHNOLOGIES PLC

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Cash flows from operating activities:
Net income	$268	$306	$342
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	193	166	162
Amortization	17	23	32
Restructuring expense, net of cash paid	(4)	60	18
Deferred income taxes	(12)	3	(9)
Pension and other postretirement benefit expenses	30	39	41
Income from equity method investments, net of dividends received	—	—	1
(Gain) loss on sale of assets	(4)	1	1
Share-based compensation	19	22	22
Changes in operating assets and liabilities:
Accounts receivable, net	8	(23)	(24)
Inventories	(8)	(25)	18
Other assets	(23)	(5)	53
Accounts payable	(4)	52	36
Accrued and other long-term liabilities	(25)	(59)	(28)
Other, net	(31)	(77)	(73)
Pension contributions	(52)	(54)	(59)

Net cash provided by operating activities	372	429	533

Cash flows from investing activities:
Capital expenditures	(171)	(201)	(322)
Proceeds from sale of property	9	20	1
Cost of technology investments	—	(20)	—

Net cash used in investing activities	(162)	(201)	(321)

Cash flows from financing activities:
Net (repayments) proceeds under other short-term debt agreements	(2)	(5)	8
Dividend payments of combined affiliates to minority shareholders	(13)	(13)	(9)
Net transfers to Parent	(195)	(255)	(200)

Net cash used in financing activities	(210)	(273)	(201)

Effect of exchange rate fluctuations on cash and cash equivalents	(7)	(8)	(7)

(Decrease) increase in cash and cash equivalents	(7)	(53)	4
Cash and cash equivalents at beginning of the year	108	161	157

Cash and cash equivalents at end of the year	$101	$108	$161

See accompanying notes to combined financial statements.

DELPHI TECHNOLOGIES PLC

COMBINED STATEMENT OF NET PARENT INVESTMENT

	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Parent Equity	Noncontrolling Interest	Total Invested Equity
	(in millions)
Balance at December 31, 2013	$1,510	$(171)	$1,339	$162	$1,501
Net income	306	—	306	36	342
Other comprehensive loss	—	(194)	(194)	(2)	(196)
Dividend payments of combined affiliates to minority shareholders	—	—	—	(29)	(29)
Share-based compensation	22	—	22	—	22
Net transfers to parent	(200)	—	(200)	—	(200)

Balance at December 31, 2014	$1,638	$(365)	$1,273	$167	$1,440

Net income	272	—	272	34	306
Other comprehensive loss	—	(131)	(131)	(5)	(136)
Dividend payments of combined affiliates to minority shareholders	—	—	—	(35)	(35)
Share-based compensation	22	—	22	—	22
Net transfers to parent	(255)	—	(255)	—	(255)

Balance at December 31, 2015	$1,677	$(496)	$1,181	$161	$1,342

Net income	236	—	236	32	268
Other comprehensive loss	—	(215)	(215)	(4)	(219)
Dividend payments of combined affiliates to minority shareholders	—	—	—	(33)	(33)
Share-based compensation	19	—	19	—	19
Net transfers to parent	(195)	—	(195)	—	(195)

Balance at December 31, 2016	$1,737	$(711)	$1,026	$156	$1,182

See accompanying notes to combined financial statements.

DELPHI TECHNOLOGIES PLC

NOTES TO COMBINED FINANCIAL STATEMENTS

1. BUSINESS AND BASIS OF PRESENTATION

The Separation

On May 3, 2017, Delphi Automotive PLC announced its intention to separate its Powertrain Systems segment, which includes its engine management systems and aftermarket operations, by means of a spin-off. Upon completion of the spin-off, Delphi Automotive PLC will change its name to Aptiv PLC, and is herein referred to as “Aptiv” or the “Parent.” The spin-off will create Delphi Technologies PLC (the “Company” or “Delphi Technologies”), a separate, independent, publicly traded company. Prior to October 10, 2017, the Company was named Delphi Jersey Holdings plc. As part of the separation, Aptiv intends to transfer the assets, liabilities and operations of its Powertrain Systems business on a global basis to Delphi Technologies. The spin-off is expected to be completed by March of 2018, subject to customary market, regulatory and other conditions.

Nature of Operations

Delphi Technologies is a leader in the development, design and manufacture of integrated powertrain technologies that optimize engine performance, increase vehicle efficiency, reduce emissions, improve driving performance, and support increasing electrification of vehicles. The Company is a global supplier to original equipment manufacturers (“OEMs”) seeking to manufacture vehicles that meet and exceed increasingly stringent global regulatory requirements and satisfy consumer demands for an enhanced user experience. We provide advanced fuel injection systems (“FIS”), actuators, valvetrain products, sensors, electronic control modules and power electronics technologies. Additionally, the Company offers a full spectrum of aftermarket products serving a global customer base.

Our comprehensive portfolio of advanced technologies and solutions for all propulsion systems are sold to global OEMs of both light vehicles (passenger cars, trucks and vans and sport-utility vehicles) and commercial vehicles (light-duty, medium-duty and heavy-duty trucks, commercial vans, buses and off-highway vehicles). The Company’s Products & Services Solutions (“PSS”) segment also manufactures and sells our technologies to leading aftermarket players, including independent retailers and wholesale distributors. We supply a full suite of aftermarket products including engine control modules, pumps, injectors, fuel modules, ignition coils, smart remote actuators, exhaust gas recirculation valves, brakes, steering, suspension and other products. We also add aftermarket know-how in category management, logistics, training, marketing and other dedicated services to provide a full range of aftermarket solutions through vehicles’ lives.

The Company is comprised of operations conducted at legal entities which are directly or indirectly wholly-owned by Aptiv, the parent of Delphi Technologies, a 51% owned controlled joint venture in China, a 70% owned controlled joint venture in South Korea and a non-consolidated approximately 50% owned joint venture in India.

Basis of Presentation

These combined financial statements reflect the combined historical results of the operations, financial position and cash flows of Delphi Technologies. The Company has historically operated as part of the Parent and not as a stand-alone company. The combined financial statements have been derived from the Parent’s historical accounting records and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales provided by the Parent to Delphi Technologies and allocations of related assets, liabilities, and the Parent’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of the Parent. Related party allocations are further described in Note 3. Related Party Transactions.

As part of the Parent, the Company is dependent upon the Parent for all of its working capital and financing requirements, as the Parent uses a centralized approach to cash management and financing of its operations, including the use of a global cash pooling arrangement. Accordingly, cash and cash equivalents held by the Parent at the corporate level were not attributable to Delphi Technologies for any of the periods presented. Only cash amounts specifically attributable to Delphi Technologies are reflected in the accompanying combined financial statements. Financing transactions related to the Company are accounted for as a component of Net parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows.

Third-party debt obligations of the Parent and the corresponding interest costs related to those debt obligations, specifically those that relate to senior notes, term loans and revolving credit facilities, have not been attributed to Delphi Technologies, as Delphi Technologies was not the legal obligor of such debt obligations. The only third-party debt obligations included in the combined financial statements are those for which the legal obligor is a legal entity within Delphi Technologies. None of the Company’s assets were pledged as collateral under the Parent’s debt obligations as of December 31, 2016 or 2015.

As the separate legal entities that comprise Delphi Technologies were not historically held by a single legal entity, Net Parent Equity is shown in lieu of shareholder’s equity in the combined financial statements. Net parent investment represents the cumulative investment by the Parent in Delphi Technologies through the dates presented, inclusive of operating results. Balances between Delphi Technologies and the Parent that were not historically settled in cash are included in Net parent investment. All significant transactions between the Company and the Parent have been included in the accompanying combined financial statements. Transactions with the Parent are reflected in the accompanying combined statements of net parent investment as Net Transfers to Parent, and in the accompanying combined balance sheets within net parent investment.

All significant intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying combined financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination—The combined financial statements include the accounts of Delphi Technologies’ U.S. and non-U.S. subsidiaries and operations in which the Company holds a controlling interest. The combined financial statements include certain assets and liabilities that have historically been held at the Parent level but are specifically identifiable or otherwise attributable to Delphi Technologies. All significant intercompany transactions and accounts within the Company’s combined businesses have been eliminated. All intercompany transactions between the Company and the Parent have been included in these combined financial statements as net parent investment. Expenses related to corporate allocations from the Parent to the Company are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. In addition, transactions between the Company and the Parent’s other subsidiaries have been classified as related party, rather than intercompany, transactions within the combined financial statements.

Delphi Technologies’ share of the earnings or losses of Delphi-TVS Diesel Systems Ltd (of which Delphi Technologies owns approximately 50%), a non-controlled affiliate located in India over which the Company exercises significant influence, is included in the combined operating results of Delphi Technologies using the equity method of accounting.

During the year ended December 31, 2015, Delphi Technologies made a $20 million investment in Tula Technology, Inc. (“Tula”), an engine control software company, over which the Company does not exert significant influence. The Company’s investment in Tula is accounted for under the cost method, and is classified within other long-term assets in the combined balance sheets.

The Company monitors its investments in affiliates for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that such a decline has occurred, an impairment loss is recorded, which is measured as the difference between carrying value and estimated fair value. Estimated fair value is generally determined using an income approach based on discounted cash flows or negotiated transaction values.

Use of estimates—The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the use of estimates and assumptions that affect amounts reported therein. Generally, matters subject to estimation and judgment include amounts related to accounts receivable realization, inventory obsolescence, asset impairments, useful lives of intangible and fixed assets, deferred tax asset valuation allowances, income taxes, pension benefit plan assumptions, accruals related to litigation, warranty costs, environmental remediation costs, worker’s compensation accruals, healthcare accruals and estimates used to allocate the Parent company costs and account balances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Revenue recognition—Sales are recognized when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and the collectability of revenue is reasonably assured. Sales are generally recorded upon shipment of product to customers and transfer of title under standard commercial terms. In addition, if Delphi Technologies enters into retroactive price adjustments with its customers, these reductions to revenue are recorded when they are determined to be probable and estimable. From time to time, Delphi Technologies enters into pricing agreements with its customers that provide for price reductions, some of which are conditional upon achieving certain joint cost saving targets. In these instances, revenue is recognized based on the agreed-upon price at the time of shipment.

Sales incentives and allowances are recognized as a reduction to revenue at the time of the related sale. In addition, from time to time, Delphi Technologies makes payments to customers in conjunction with ongoing and future business. These payments to customers are generally recognized as a reduction to revenue at the time of the commitment to make these payments.

Shipping and handling fees billed to customers are included in net sales, while costs of shipping and handling are included in cost of sales.

Delphi Technologies collects and remits taxes assessed by different governmental authorities that are both imposed on and concurrent with a revenue-producing transaction between the Company and the Company’s customers. These taxes may include, but are not limited to, sales, use, value-added, and some excise taxes. Delphi Technologies reports the collection of these taxes on a net basis (excluded from revenues).

Rebates—The Company accrues for rebates pursuant to specific arrangements with certain of its aftermarket customers. Rebates generally provide for price reductions based upon the achievement of specified purchase volumes and are recorded as a reduction of sales as earned by such customers.

Research and development—Costs are incurred in connection with research and development programs that are expected to contribute to future earnings. Such costs are charged against income as incurred. Total research and development expenses, including engineering, net of customer reimbursements, were approximately $424 million, $443 million and $461 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Cash and cash equivalents—Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of three months or less.

Accounts receivable—Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company generally does not require collateral for its trade receivables.

Sales of receivables are accounted for in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 860, Transfers and Servicing (“ASC 860”). Agreements which result in true sales of the transferred receivables, as defined in ASC 860, which occur when receivables are transferred without recourse to the Company, are excluded from amounts reported in the combined balance sheets. Cash proceeds received from such sales are included in operating cash flows. Agreements that allow the Company to maintain effective control over the transferred receivables and which do not qualify as a sale, as defined in ASC 860, are accounted for as secured borrowings and recorded in the combined balance sheets within accounts receivable, net and short-term debt. The expenses associated with receivables factoring are recorded in the combined statements of operations within interest expense.

In 2015, the Company entered into arrangements with various financial institutions to sell eligible trade receivables from certain aftermarket customers in North America. These arrangements can be terminated at any time subject to prior written notice. The receivables under these arrangements are sold without recourse to the Company and are therefore accounted for as true sales. During the years ended December 31, 2016 and 2015, $123 million and $100 million of receivables were sold under these arrangements, and expenses of $3 million and $2 million, respectively, were recognized within interest expense.

In addition, in 2016 and 2015 one of the Company’s European subsidiaries factored, without recourse, receivables related to certain foreign research tax credits to a financial institution. These transactions were accounted for as true sales of the receivables, and the Company therefore derecognized approximately $22 million and $20 million from other long-term assets in the combined balance sheet as of December 31, 2016 and December 31, 2015, respectively, as a result of these transactions.

Aptiv centrally maintains a European accounts receivable factoring facility, and Delphi Technologies participates in this facility. As the factoring facility allows Delphi Technologies to maintain effective control over the receivables, the accounts receivable related to this facility are included in the combined balance sheets. Collateral is not required related to these trade accounts receivable. No amounts were outstanding on the European accounts receivable factoring facility as of December 31, 2016 or December 31, 2015.

The Company exchanges certain amounts of accounts receivable, primarily in the Asia Pacific region, for bank notes with original maturities greater than three months. The collection of such bank notes are included in operating cash flows based on the substance of the underlying transactions, which are operating in nature. Bank notes held by the Company with original maturities of three months or less are classified as cash and cash equivalents within the combined balance sheet, and those with original maturities of greater than three months are classified as notes receivable within other current assets. The Company may hold such bank notes until maturity, exchange them with suppliers to settle liabilities, or sell them to third party financial institutions in exchange for cash.

The allowance for doubtful accounts is established based upon analysis of trade receivables for known collectability issues, the aging of the trade receivables at the end of each period and, generally, all accounts receivable balances greater than 90 days past due are fully reserved. As of December 31, 2016 and 2015, the allowance for doubtful accounts was $9 million and $8 million, respectively, and the provision for doubtful accounts was $2 million, $5 million, and $4 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Inventories—As of December 31, 2016 and 2015, inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market, including direct material costs and direct and indirect manufacturing costs. Refer to Note 4. Inventories for additional information. Obsolete inventory is identified based on analysis of inventory for known obsolescence issues, and, generally, the market value of inventory on hand in excess of one year’s supply is fully-reserved.

From time to time, payments may be received from suppliers. These payments from suppliers are recognized as a reduction of the cost of the material acquired during the period to which the payments relate. In some instances, supplier rebates are received in conjunction with or concurrent with the negotiation of future purchase agreements and these amounts are amortized over the prospective agreement period.

Property—Major improvements that materially extend the useful life of property are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is determined based on a straight-line method over the estimated useful lives of groups of property. Leasehold improvements under capital leases are depreciated over the period of the lease or the life of the property, whichever is shorter. Refer to Note 6. Property, Net for additional information.

Pre-production costs related to long-term supply agreements—The Company incurs pre-production engineering, development and tooling costs related to products produced for its customers under long-term supply agreements. Engineering, testing and other costs incurred in the design and development of production parts are expensed as incurred, unless the costs are reimbursable, as specified in a customer contract. As of December 31, 2016 and 2015, $16 million and $18 million of such contractually reimbursable costs were capitalized, respectively. These amounts are recorded within other current and other long-term assets in the combined balance sheets, as further detailed in Note 5. Assets.

Special tools represent Delphi Technologies-owned tools, dies, jigs and other items used in the manufacture of customer components that will be sold under long-term supply arrangements, the costs of which are capitalized within property, plant and equipment if the Company has title to the assets. Special tools also include capitalized unreimbursed pre-production tooling costs related to customer-owned tools for which the customer has provided Delphi Technologies a non-cancellable right to use the tool. Delphi Technologies-owned special tools balances are depreciated over the expected life of the special tool or the life of the related vehicle program, whichever is shorter. The unreimbursed costs incurred related to customer-owned special tools that are not subject to reimbursement are capitalized and depreciated over the expected life of the special tool or the life of the related vehicle program, whichever is shorter. At December 31, 2016 and 2015, the special tools balance, net of accumulated depreciation, was $110 million and $96 million, respectively, included within property, net in the combined balance sheets. As of December 31, 2016 and 2015, the Delphi Technologies-owned special tools balances were $94 million and $95 million, respectively, and the customer-owned special tools balances were $16 million and $1 million, respectively.

Valuation of long-lived assets—The carrying value of long-lived assets held for use, including definite-lived intangible assets, is periodically evaluated when events or circumstances warrant such a review. The carrying value of a long-lived asset held for use is considered impaired when the anticipated separately identifiable undiscounted cash flows from the asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. Impairment losses on long-lived assets held for sale are recognized if the carrying value of the asset is in excess of the asset’s estimated fair value, reduced for the cost to dispose of the asset. Fair value of long-lived assets is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved (an income approach), and in certain situations the Company’s review of appraisals (a market approach). Refer to Note 6. Property, Net for additional information.

Fair value measurements—Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company’s financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable, as well as debt, which consists of capital leases and other debt issued by non-U.S. subsidiaries. For all financial instruments recorded at December 31, 2016 and 2015, fair value approximates book value. Nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis include long-lived assets, equity and cost method investments, intangible assets and liabilities for exit or disposal activities measured at fair value upon initial recognition. Fair value of long-lived assets is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved and a review of appraisals. As such, the Company has determined that the fair value measurements of long-lived assets fall in Level 3 of the fair value hierarchy.

Intangible assets—The Company has definite-lived intangible assets related to patents and developed technology, customer relationships and trade names. The Company amortizes definite-lived intangible assets over their estimated useful lives. Costs to renew or extend the term of acquired intangible assets are recognized as expense as incurred. No intangible asset impairments were recorded in 2016, 2015 or 2014. Refer to Note 7. Intangible Assets and Goodwill for additional information.

Goodwill—Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Company tests goodwill for impairment annually in the fourth quarter, or more frequently when indications of potential impairment exist. The Company monitors the existence of potential impairment indicators throughout the fiscal year. The Company tests for goodwill impairment at the reporting unit level. Our reporting units are the components of operating segments which constitute businesses for which discrete financial information is available and is regularly reviewed by segment management.

The impairment test involves first qualitatively assessing goodwill for impairment. If the qualitative assessment is not met we then perform a quantitative assessment by first comparing the estimated fair value of each reporting unit to its carrying value, including goodwill. Fair value reflects the price a market participant would be willing to pay in a potential sale of the reporting unit. If the estimated fair value exceeds carrying value, then we conclude that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its estimated fair value, a second step is required to measure possible goodwill impairment loss. The second step includes hypothetically valuing the tangible and intangible assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination. Then, the implied fair value of the reporting unit’s goodwill is compared to the carrying value of that goodwill. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, we recognize an impairment loss in an amount equal to the excess, not to exceed the carrying value.

Goodwill impairment—In the fourth quarter of 2016 and 2015, the Company completed a qualitative goodwill impairment assessment, and after evaluating the results, events and circumstances of the Company, the Company concluded that sufficient evidence existed to assert qualitatively that it was more likely than not that the estimated fair value of each reporting unit remained in excess of its carrying values. Therefore, a two-step impairment assessment was not necessary. No goodwill impairments were recorded in 2016, 2015 or 2014. Refer to Note 7. Intangible Assets and Goodwill for additional information.

Warranty and product recalls—Expected warranty costs for products sold are recognized at the time of sale of the product based on an estimate of the amount that eventually will be required to settle such obligations. These accruals are based on factors such as past experience, production changes, industry developments and various other considerations. Costs of product recalls, which may include the cost of the product being replaced as well as the customer’s cost of the recall, including labor to remove and replace the recalled part, are accrued as part of our warranty accrual at the time an obligation becomes probable and can be reasonably estimated. These estimates are adjusted from time to time based on facts and circumstances that impact the status of existing claims. Refer to Note 9. Warranty Obligations for additional information.

Income taxes—The Company’s domestic and foreign operating results are included in the income tax returns of the Parent. The Company accounts for income taxes under the separate return method. Under this approach, the Company determines its deferred tax assets and liabilities and related tax expense as if it were filing separate tax returns. Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. In the event the Company determines it is more likely than not that the deferred tax assets will not be realized in the future, the valuation allowance adjustment to the deferred tax assets will be charged to earnings in the period in which we make such a determination. In determining the provision for income taxes for financial statement purposes, the Company makes certain estimates and judgments which affect its evaluation of the carrying value of its deferred tax assets, as well as its calculation of certain tax liabilities. Refer to Note. 13. Income Taxes for additional information.

Foreign currency translation—Assets and liabilities of non-U.S. subsidiaries that use a currency other than U.S. dollars as their functional currency are translated to U.S. dollars at end-of-period currency exchange rates. The combined statements of operations of non-U.S. subsidiaries are translated to U.S. dollars at average-period currency exchange rates. The effect of translation for non-U.S. subsidiaries is generally reported in other comprehensive income (“OCI”). The effect of remeasurement of assets and liabilities of non-U.S. subsidiaries that use the U.S. dollar as their functional currency is primarily included in cost of sales. Also included in cost of sales are gains and losses arising from transactions denominated in a currency other than the functional currency of a particular entity. Net foreign currency transaction losses of $11 million, $5 million and $3 million were included in the combined statements of operations for the years ended December 31, 2016, 2015 and 2014, respectively.

Restructuring—The Company continually evaluates alternatives to align the business with the changing needs of its customers and to lower operating costs. This includes the realignment of its existing manufacturing capacity, facility closures, or similar actions, either in the normal course of business or pursuant to significant restructuring programs. These actions may result in employees receiving voluntary or involuntary employee termination benefits, which are mainly pursuant to union or other contractual agreements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when the benefit arrangement is communicated to affected employees, or when liabilities are determined to be probable and estimable, depending on the existence of a substantive plan for severance or termination. Contract termination costs are recorded when contracts are terminated or when Delphi Technologies ceases to use the leased facility and no longer derives economic benefit from the contract. All other exit costs are expensed as incurred. Refer to Note 10. Restructuring for additional information.

Derivative financial instruments—Aptiv centrally manages its exposure to fluctuations in currency exchange rates and certain commodity prices by entering into a variety of forward contracts and swaps with various counterparties. Such financial exposures are managed in accordance with the policies and procedures of Aptiv and accounted for in accordance with ASC Topic 815, Derivatives and Hedging.

Delphi Technologies does not enter into any derivative transactions, contracts, options, or swaps. Accordingly, derivative assets and liabilities held by the Parent at the corporate level were not attributable to Delphi Technologies for any of the periods presented. Due to the Company’s participation in Aptiv’s hedging program, the Company is allocated a portion of the impact from these activities. Based on the exposure levels related to Delphi Technologies, the Company recorded gains (losses) of $6 million, $(16) million and $(1) million in cost of sales for the years ended December 31, 2016, 2015 and 2014, respectively.

Extended disability benefits—The estimated costs associated with extended disability benefits provided to inactive employees were allocated to Delphi Technologies based on its relative portion of participants. Workforce demographic data and historical experience are utilized to develop projections of time frames and related expense for postemployment benefits.

Workers’ compensation benefits—Workers’ compensation benefit accruals are actuarially determined and are subject to the existing workers’ compensation laws that vary by location. Accruals for workers’ compensation benefits represent the discounted future cash expenditures expected during the period between the incidents necessitating the employees to be idled and the time when such employees return to work, are eligible for retirement or otherwise terminate their employment.

Share-based compensation—Certain U.S. and non-U.S. employees of Delphi Technologies are covered by the Parent-sponsored share-based compensation arrangement, the Delphi Automotive PLC Long Term Incentive Plan, as amended and restated effective April 23, 2015 (the “PLC LTIP”), under which grants of restricted stock units (“RSUs”) have been made in each period from 2012 to 2017. Share-based compensation expense within the combined financial statements has been allocated to Delphi Technologies based on the awards and terms previously granted to Delphi Technologies employees while part of Aptiv, and includes the cost of Delphi Technologies employees who participate in the Aptiv plan as well as an allocated portion of the cost of Aptiv senior management awards.

The RSU awards include a time-based vesting portion and a performance-based vesting portion. The performance-based vesting portion includes performance and market conditions in addition to service conditions. The grant date fair value of the RSUs is determined based on the closing price of the Aptiv’s ordinary shares on the date of the grant of the award, including an estimate for forfeitures, and a contemporaneous valuation performed by an independent valuation specialist with respect to awards with market conditions. The Company accounts for compensation expense incurred by the Parent based upon the grant date fair value of the awards applied to the best estimate of ultimate performance against the respective targets on a straight-line basis over the requisite vesting period of the awards. The performance conditions require management to make assumptions regarding the likelihood of achieving certain performance goals. Changes in these performance assumptions, as well as differences in actual results from management’s estimates, could result in estimated or actual values different from previously estimated fair values. Refer to Note 16. Share-Based Compensation for additional information on the share-based compensation plans of the Parent that certain employees of the Company participate in.

Pension and Other Post-Retirement Benefits (OPEB)—Certain of the Company’s non-U.S. subsidiaries sponsor defined-benefit pension plans, which generally provide benefits based on negotiated amounts for each year of service. Certain Delphi Technologies employees, primarily in the United Kingdom (“U.K.”), France, Mexico and Turkey, participate in these plans (collectively, the “Direct Plans”). The Direct Plans, which relate solely to the Company, are included within the combined financial statements. In addition to the Direct Plans, certain of the Company’s employees in Germany and the U.S. participate in defined benefit pension plans (collectively, the “Shared Plans”) sponsored by Aptiv that include Delphi Technologies employees as well as employees of other Aptiv subsidiaries. Under the guidance in ASC 715, Compensation—Retirement Benefits, the Company accounts for the Shared Plans as multiemployer plans, and accordingly the Company does not record an asset or liability to recognize the funded status of the Shared Plans. The related pension and other postemployment expenses of the Shared Plans are charged to Delphi Technologies based primarily on the service cost of active participants. These expenses were funded through intercompany transactions with Aptiv that are reflected within the Net parent investment in the combined financial statements. Refer to Note 11. Pension Benefits for additional information.

Delphi Technologies Net Parent Investment—The Delphi Technologies net parent investment account includes the accumulation of the Company’s historical earnings, cumulative currency translation adjustments, dividend payments, and other transactions between the Company and the Parent.

Customer Concentrations—Net sales to Delphi Technologies’ largest customers, which were principally attributable to the Powertrain Systems segment, and the corresponding percentage of total net sales were as follows:

	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014
	Net Sales	Percentage of total	Net Sales	Percentage of total	Net Sales	Percentage of total
	(Net sales in millions)
Daimler AG	$413	9%	$419	10%	$495	11%
General Motors Company	409	9%	285	6%	336	7%
Hyundai Motor Company	404	9%	506	11%	541	12%
Other	3,260	73%	3,197	73%	3,168	70%

Net sales	$4,486	100%	$4,407	100%	$4,540	100%

Recently issued accounting pronouncements—In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU supersedes most of the existing guidance on revenue recognition in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition and establishes a broad principle that would require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this principle, an entity identifies the contract with a customer, identifies the separate performance obligations in the contract, determines the transaction price, allocates the transaction price to the separate performance obligations and recognizes revenue when each separate performance obligation is satisfied. The FASB has subsequently issued additional ASUs to clarify certain elements of the new revenue recognition guidance. The guidance is effective for fiscal years beginning after December 15, 2017, and is to be applied retrospectively using one of two transition methods at the entity’s election. The full retrospective method requires companies to recast each prior reporting period presented as if the new guidance had always existed. Under the modified retrospective method, companies would recognize the cumulative effect of initially applying the standard as an adjustment to opening retained earnings at the date of initial application.

The Company has continued to monitor FASB activity related to the new standard, and has worked with various non-authoritative industry groups to assess certain interpretative issues and the associated implementation of the new standard. The Company has drafted its accounting policy for the new standard based on a detailed review of its business and contracts. While the Company continues to assess all potential impacts of the new standard, we do not currently expect that the adoption of the new revenue standard will have a material impact on our revenues, results of operations or financial position. The Company plans to adopt the new revenue standard effective January 1, 2018. The Company has not yet selected a transition method and continues to evaluate the effect of the standard on our ongoing financial reporting and implementation approach.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This guidance requires an entity to measure inventory at the lower of cost and net realizable value, rather than at the lower of cost or market. The guidance is effective for interim and annual periods beginning after December 15, 2016, and is to be applied prospectively. The Company adopted this guidance in the first quarter of 2017 on a prospective basis. The adoption of this guidance did not have a significant impact on the Company’s financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance makes targeted improvements to existing U.S. GAAP for financial instruments, including requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; requiring entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset and requiring entities to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017. Early adoption of the own credit provision is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its combined financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under this guidance, lessees will be required to recognize on the balance sheet a lease liability and a right-of-use asset for all leases, with the exception of short-term leases. The lease liability represents the lessee’s obligation to make lease payments arising from a lease, and will be measured as the present value of the lease payments. The right-of-use asset represents the lessee’s right to use a specified asset for the lease term, and will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee’s initial direct costs. The standard also requires a lessee to recognize a single lease cost allocated over the lease term, generally on a straight-line basis. The new guidance is effective for fiscal years beginning after December 15, 2018. ASU 2016-02 is required to be applied using the modified retrospective approach for all leases existing as of the effective date and provides for certain practical expedients. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of ASU 2016-02 will have on the Company’s combined financial statements, and anticipates the new guidance will impact its combined financial statements as the Company has a number of operating leases. As further described in Note 12. Commitments and Contingencies, as of December 31, 2016, the Company had minimum lease commitments under non-cancellable operating leases totaling $44 million.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This guidance contains multiple updates related to the accounting and financial statement presentation of share-based payment transactions. Under the new guidance, excess tax benefits will be recognized as income tax expense in the period in which the awards vest, as opposed to being recognized in additional paid-in capital when the deduction reduces taxes payable. Excess tax benefits will be classified as an operating activity within the statement of cash flows, as opposed to a financing activity. The new guidance also clarifies that cash paid by an employer when withholding shares for tax withholding purposes should be classified as a financing activity, and also permits an accounting policy election for accruing compensation cost to either estimate the number of awards that are expected to vest, similar to current U.S. GAAP, or account for forfeitures when they occur. The new guidance is effective for fiscal years beginning after December 15, 2016. The method of transition is dependent on the particular provision within the new guidance. The Company adopted this guidance in the first quarter of 2017. The provisions of ASU 2016-09 related to the timing of when excess tax benefits are recognized were adopted using a modified retrospective transition method by means of an immaterial cumulative-effect adjustment to net parent investment as of January 1, 2017. On a prospective basis, excess tax benefits will be recognized as income tax expense in the period in which the awards vest, as opposed to being recognized in net parent investment when the deduction reduces taxes payable. Such excess tax benefits will be classified as an operating activity within the combined statement of cash flows prospectively, as opposed to a financing activity. The adoption of ASU 2016-09 did not materially impact the Company’s financial position, results of operations, equity or cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. This guidance also requires enhanced disclosures regarding significant estimates and judgments used in estimating credit losses. The new guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the adoption of this guidance will have on its combined financial statements.

In September 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This guidance clarifies the presentation requirements of eight specific issues within the statement of cash flows. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements, as the Company’s treatment of the relevant affected items within its combined statement of cash flows is consistent with the requirements of this guidance.

In October 2016, the FASB issued ASU No. 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory. This guidance requires that the tax effects of all intra-entity sales of assets other than inventory be recognized in the period in which the transaction occurs. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption as of the beginning of an annual reporting period is permitted. The guidance is to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact that the adoption of this guidance will have on its combined financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and restricted cash. As a result, restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, and the new guidance is to be applied retrospectively. The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This guidance simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test, which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount. Under the new guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The standard will be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its financial statements, but does not anticipate a material impact. As this standard is prospective in nature, the impact to the Company’s financial statements of not performing step two to measure the amount of any potential goodwill impairment will depend on various factors associated with the Company’s assessment of goodwill for impairment in those future periods.

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”), which changes the presentation of net periodic pension and postretirement benefit cost in the income statement. Under the new guidance, employers present the service cost component of the net periodic benefit cost in the same income statement line items as other employee compensation costs for services rendered during the period. In addition, only the service cost component is eligible for capitalization as an asset. Employers present the other components of net periodic benefit cost separately from the line items that include the service cost component and outside of operating income. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of an annual period. The new guidance related to the presentation of the components of net periodic benefit cost within the income statement will be applied retrospectively. The new guidance limiting the capitalization of net periodic benefit cost in assets to the service cost component will be applied prospectively. As permitted, the Company elected to early adopt this guidance effective January 1, 2017, and has classified the components of net periodic pension and postretirement benefit cost other than service costs in other expense within the combined statement of operations for all periods presented. Refer to Note 11. Pension Benefits for further detail of the components of net periodic benefit costs.

3. RELATED PARTY TRANSACTIONS

The Company has historically operated as part of the Parent and not as a stand-alone company. Accordingly, the Parent has allocated certain account balances and costs to the Company that are reflected within these combined financial statements. Management considers the allocation methodologies used by the Parent to be reasonable and to appropriately reflect the related expenses attributable to the Company for purposes of the carve-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses the Company will incur in the future. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including the Company’s capital structure, information technology and infrastructure.

As described in Note 1. Business and Basis of Presentation, the Company participates in a global cash pooling arrangement operated by the Parent and certain of its subsidiaries, whereby cash generated by Delphi Technologies is managed by Aptiv. This arrangement manages the working capital needs of the Company. The majority of the Company’s cash is transferred to Aptiv, and Aptiv funds the Company’s operating and investing activities as necessary. The cumulative net transfers related to these transactions are recorded in Net parent investment in the combined financial statements.

Related Party Sales and Purchases

In the ordinary course of business, the Company enters into transactions with related parties, which are subsidiaries and other businesses of the Parent, for the sale or purchase of goods, as well as other arrangements, such as providing engineering services for other Aptiv subsidiaries.

Net sales of products from Delphi Technologies to uncombined Aptiv affiliates totaled $1 million, $1 million and $2 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Total purchases from uncombined Aptiv affiliates totaled $102 million, $126 million and $178 million for the years ended December 31, 2016, 2015 and 2014, respectively.

As of December 31, 2016 and 2015, the net amount due to Aptiv affiliates from related party transactions was $62 million and $53 million, respectively. The Company’s average receivable and payable balances with related parties during each period were consistent with the period end balances.

Allocations of Costs for Parent Services

The Company has certain services and functions provided to it by the Parent. These services and functions included, but were not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology (“IT”) services and support, cash management, payroll processing, pension and benefit administration and other shared services. These costs were allocated using methodologies that management believes were reasonable for the item being allocated. Allocation methodologies included direct usage when identifiable, as well as the Company’s relative share of revenues, headcount or functional spend as a percentage of the total.

The total costs for services and functions allocated to the Company from the Parent were as follows for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Cost of sales	$44	$28	$37
Selling, general and administrative	137	158	168

Total cost of parent services	$181	$186	$205

Net Parent Investment

Net Parent investment on the combined balance sheets and combined statements of net parent investment represents Aptiv’s historical investment in Delphi Technologies, the net effect of transactions with, and allocations from, Aptiv, as well as Delphi Technologies’ accumulated earnings and other comprehensive income. Net transfers to Parent are included within Net Parent investment. The components of Net transfers to Parent were as follows:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Cash pooling and general financing activities, net	$(376)	$(441)	$(405)
Corporate cost allocations	181	186	205

Net transfers to parent per combined statement of net parent investment	$(195)	$(255)	$(200)

4. INVENTORIES

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market, including direct material costs and direct and indirect manufacturing costs. A summary of inventories is shown below:

	December 31, 2016	December 31, 2015
	(in millions)
Productive material	$158	$143
Work-in-process	41	48
Finished goods	175	175

Total	$374	$366

5. ASSETS

Other current assets consisted of the following:

	December 31, 2016	December 31, 2015
	(in millions)
Value added tax receivable	$48	$51
Prepaid insurance and other expenses	4	9
Reimbursable engineering costs	16	10
Notes receivable	36	15
Income and other taxes receivable	1	4
Deposits to vendors	3	3
Other	—	22

Total	$108	$114

Other long-term assets consisted of the following:

	December 31, 2016	December 31, 2015
	(in millions)
Deferred income taxes (Note 13)	$146	$138
Income and other taxes receivable	26	29
Reimbursable engineering costs	—	8
Investment in Tula Technology, Inc. (Note 2)	20	20
Other	31	35

Total	$223	$230

6. PROPERTY, NET

Property, net is stated at cost less accumulated depreciation and amortization, and consisted of:

	Estimated Useful Lives	December 31,
		2016	2015
	(Years)	(in millions)
Land	—	$62	$91
Land and leasehold improvements	3-20	30	32
Buildings	40	214	226
Machinery, equipment and tooling	3-20	1,541	1,502
Furniture and office equipment	3-10	48	44
Construction in progress	—	100	82

Total		1,995	1,977
Less: accumulated depreciation		(853)	(775)

Total property, net		$1,142	$1,202

For the year ended December 31, 2016, Delphi Technologies recorded asset impairment charges of $29 million in cost of sales related to declines in the fair values of certain fixed assets, $25 million of which related to the closure of a European manufacturing site within the Powertrain Systems segment, as further described in Note 10. Restructuring. For the year ended December 31, 2015, Delphi Technologies recorded asset impairment charges of $9 million in cost of sales related to declines in the fair values of certain fixed assets. For the year ended December 31, 2014, no asset impairment charges were recorded.

7. INTANGIBLE ASSETS AND GOODWILL

The changes in the carrying amount of intangible assets and goodwill were as follows as of December 31, 2016 and 2015.

		As of December 31, 2016			As of December 31, 2015
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Years)	(in millions)			(in millions)
Amortized intangible assets:
Patents and developed technology	6-12	$139	$90	$49	$141	$78	$63
Customer relationships	4-10	115	104	11	120	105	15
Trade names	5-20	48	16	32	48	14	34

Total		302	210	92	309	197	112
Unamortized intangible assets:
Goodwill	—	6	—	6	8	—	8

Total		$308	$210	$98	$317	$197	$120

Estimated amortization expense for the years ending December 31, 2017, 2018, 2019, 2020 and 2021 is presented below:

	Year Ending December 31,
	2017	2018	2019	2020	2021
	(in millions)
Estimated amortization expense	$15	$14	$13	$12	$9

A roll-forward of the gross carrying amounts of intangible assets for the years ended December 31, 2016 and 2015 is presented below.

	2016	2015
	(in millions)
Balance at January 1	$317	$327
Foreign currency translation	(9)	(10)

Balance at December 31	$308	$317

A roll-forward of the accumulated amortization for the years ended December 31, 2016 and 2015 is presented below:

	2016	2015
	(in millions)
Balance at January 1	$197	$175
Amortization	17	23
Foreign currency translation	(4)	(1)

Balance at December 31	$210	$197

A roll-forward of the carrying amount of goodwill, all of which is attributable to the PSS segment, for the years ended December 31, 2016 and 2015 is presented below:

Goodwill
(in millions)
Balance at January 1, 2015	$8
Acquisitions	—
Foreign currency translation and other	—

Balance at December 31, 2015	$8

Acquisitions	$—
Foreign currency translation and other	(2)

Balance at December 31, 2016	$6

8. LIABILITIES

Accrued liabilities consisted of the following:

	December 31, 2016	December 31, 2015
	(in millions)
Payroll-related obligations	$39	$45
Employee benefits, including current pension obligations	28	31
Income and other taxes payable	39	57
Warranty obligations (Note 9)	51	56
Restructuring (Note 10)	62	51
Customer deposits	8	11
Freight	10	7
Outside services	10	13
Deferred revenue	11	7
Accrued rebates	24	27
Other	49	48

Total	$331	$353

Other long-term liabilities consisted of the following:

	December 31, 2016	December 31, 2015
	(in millions)
Environmental (Note 12)	$1	$1
Warranty obligations (Note 9)	45	44
Restructuring (Note 10)	21	43
Deferred income taxes (Note 13)	17	20
Other	19	12

Total	$103	$120

9. WARRANTY OBLIGATIONS

Expected warranty costs for products sold are recognized principally at the time of sale of the product based on an estimate of the amount that will eventually be required to settle such obligations. These accruals are based on factors such as past experience, production changes, industry developments and various other considerations. The estimated costs related to product recalls based on a formal campaign soliciting return of that product are accrued at the time an obligation becomes probable and can be reasonably estimated. These estimates are adjusted from time to time based on facts and circumstances that impact the status of existing claims. Delphi Technologies has recognized its best estimate for its total aggregate warranty reserves, including product recall costs, across all of its operating segments as of December 31, 2016. The Company estimates the reasonably possible amount to ultimately resolve all matters in excess of the recorded reserves as of December 31, 2016 to be zero to $10 million.

The table below summarizes the activity in the product warranty liability for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015
	(in millions)
Accrual balance at beginning of year	$100	$111
Provision for estimated warranties incurred during the year	42	37
Changes in estimate for pre-existing warranties	16	(7)
Settlements made during the year (in cash or in kind)	(59)	(43)
Foreign currency translation and other	(3)	2

Accrual balance at end of year	$96	$100

During the year ended December 31, 2016, the Company recorded $25 million pursuant to a settlement agreement reached with one of the Company’s OEM customers regarding warranty claims related to certain components supplied by the Company’s Powertrain Systems segment.

10. RESTRUCTURING

The Company’s restructuring activities are undertaken as necessary to implement management’s strategy, streamline operations, take advantage of available capacity and resources, and ultimately achieve net cost reductions. These activities generally relate to the realignment of existing manufacturing capacity and closure of facilities and other exit or disposal activities, as it relates to executing Delphi Technologies’ strategy, either in the normal course of business or pursuant to significant restructuring programs.

As part of the Company’s continued efforts to optimize its cost structure, it has undertaken several restructuring programs which include workforce reductions as well as plant closures. These programs are primarily focused on the continued rotation of our manufacturing footprint to best cost locations in Europe and on reducing global overhead costs. The Company recorded employee-related and other restructuring charges related to these programs totaling approximately $161 million during the year ended December 31, 2016. These charges included $131 million for programs focused on the continued rotation of our manufacturing footprint to best cost locations in Europe, $93 million of which related to the closure of a European manufacturing site within the Powertrain Systems segment, associated with separation costs for approximately 500 employees. Charges for the program have been substantially completed, and cash payments for this plant closure are expected to be principally completed in 2017. Additionally, the Company recognized non-cash asset impairment charges of $25 million during the year ended December 31, 2016 related to this plant closure, which were recorded within cost of sales. Delphi Technologies also recorded restructuring costs of $12 million in 2016 for programs implemented to reduce global overhead costs.

During the year ended December 31, 2015, Delphi Technologies recorded employee-related and other restructuring charges totaling approximately $112 million, primarily related to on-going restructuring programs focused on aligning manufacturing capacity with the levels of automotive production in Europe and South America, and the continued rotation of our manufacturing footprint to best cost locations within these regions. These charges included the recognition of approximately $68 million of employee-related and other costs related to the initiation of a workforce reduction at a European manufacturing site within the Powertrain Systems segment. During the year ended December 31, 2014, Delphi Technologies recorded employee related and other restructuring charges totaling approximately $52 million, which included the recognition of approximately $35 million of employee-related and other costs related to the initiation of a workforce reduction at a European manufacturing site.

Restructuring charges for employee separation and termination benefits are paid either over the severance period or in a lump sum in accordance with either statutory requirements or individual agreements. Delphi Technologies incurred cash expenditures related to its restructuring programs of approximately $165 million and $52 million in the years ended December 31, 2016 and December 31, 2015, respectively.

The following table summarizes the restructuring charges recorded for the years ended December 31, 2016, 2015 and 2014 by operating segment:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Powertrain Systems	$151	$108	$48
PSS	10	4	4

Total	$161	$112	$52

The table below summarizes the activity in the restructuring liability for the years ended December 31, 2016 and 2015:

	Employee Termination Benefits Liability	Other Exit Costs Liability	Total
	(in millions)
Accrual balance at January 1, 2015	$38	$2	$40
Provision for estimated expenses incurred during the year	111	1	112
Payments made during the year	(51)	(1)	(52)
Foreign currency and other	(6)	—	(6)

Accrual balance at December 31, 2015	$92	$2	$94

Provision for estimated expenses incurred during the year	$156	$5	$161
Payments made during the year	(162)	(3)	(165)
Foreign currency and other	(7)	—	(7)

Accrual balance at December 31, 2016	$79	$4	$83

11. PENSION BENEFITS

The Company sponsors defined benefit pension plans for certain employees and retirees outside of the U.S. Using appropriate actuarial methods and assumptions, the Company’s defined benefit pension plans are accounted for in accordance with FASB ASC Topic 715, Compensation—Retirement Benefits. The Company’s primary non-U.S. plans are located in the U.K., France and Mexico. The U.K. and certain Mexican plans are funded. In addition, the Company has defined benefit plans in South Korea, Turkey and Italy for which amounts are payable to employees immediately upon separation. The obligations for these plans are recorded over the requisite service period. Delphi Technologies does not have any U.S. pension assets or liabilities.

Funded Status

The amounts shown below reflect the change in the non-U.S. defined benefit pension obligations during 2016 and 2015.

	Year Ended December 31,
	2016	2015
	(in millions)
Benefit obligation at beginning of year	$1,277	$1,365
Service cost	29	38
Interest cost	38	47
Actuarial loss (gain)	315	(48)
Benefits paid	(50)	(49)
Impact of curtailments	3	—
Exchange rate movements and other	(207)	(76)

Benefit obligation at end of year	1,405	1,277
Change in plan assets:
Fair value of plan assets at beginning of year	864	899
Actual return on plan assets	157	4
Contributions	52	54
Benefits paid	(50)	(49)
Exchange rate movements and other	(143)	(44)

Fair value of plan assets at end of year	880	864
Underfunded status	(525)	(413)
Amounts recognized in the combined balance sheets consist of:
Non-current assets	1	1
Non-current liabilities	(526)	(414)

Total	(525)	(413)
Amounts recognized in accumulated other comprehensive income consist of (pre-tax):
Actuarial loss	360	197
Prior service cost	1	—

Total	$361	$197

The projected benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets and with plan assets in excess of accumulated benefit obligations are as follows:

	Non-U.S. Plans
	2016	2015
	(in millions) Plans with ABO in Excess of Plan Assets
PBO	$1,387	$1,258
ABO	1,209	1,113
Fair value of plan assets at end of year	862	845

	Plans with Plan Assets in Excess of ABO
PBO	$18	$19
ABO	13	14
Fair value of plan assets at end of year	18	19

	Total
PBO	$1,405	$1,277
ABO	1,222	1,127
Fair value of plan assets at end of year	880	864

Benefit costs presented below were determined based on actuarial methods and included the following:

	Non-U.S. Plans
	Year Ended December 31,
	2016	2015	2014
	(in millions)
Service cost	$29	$38	$36
Interest cost	38	47	55
Expected return on plan assets	(46)	(54)	(52)
Curtailment loss	3	—	—
Amortization of actuarial losses	6	8	2

Net periodic benefit cost	$30	$39	$41

As described in Note 2. Significant Accounting Policies, during the first quarter of 2017, the Company elected to early adopt ASU 2017-07. As a result, service costs are classified as employee compensation costs within cost of sales and selling, general and administrative expense within the combined statement of operations. All other components of net periodic benefit cost are classified within other expense for all periods presented.

The Company had no other postretirement benefit obligations as of December 31, 2016 or 2015.

Experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions are recognized in other comprehensive income. Cumulative gains and losses in excess of 10% of the PBO for a particular plan are amortized over the average future service period of the employees in that plan. The estimated actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2017 is $25 million.

The principal assumptions used to determine the pension expense and the actuarial value of the projected benefit obligation for the non-U.S. pension plans were:

Assumptions used to determine benefit obligations at December 31:

	Pension Benefits
	Non-U.S. Plans
	2016	2015
Weighted-average discount rate	2.58%	3.72%
Weighted-average rate of increase in compensation levels	3.97%	3.73%

Assumptions used to determine net expense for years ended December 31:

	Pension Benefits
	Non-U.S. Plans
	2016	2015	2014
Weighted-average discount rate	3.72%	3.63%	4.42%
Weighted-average rate of increase in compensation levels	3.73%	3.72%	3.96%
Weighted-average expected long-term rate of return on plan assets	5.75%	6.24%	6.24%

Delphi Technologies selects discount rates by analyzing the results of matching each plan’s projected benefit obligations with a portfolio of high-quality fixed income investments rated AA-or higher by Standard and Poor’s.

The primary funded plans are in the U.K. and Mexico. For the determination of 2016 expense, Delphi Technologies assumed a long-term expected asset rate of return of approximately 5.75% and 7.50% for the U.K. and Mexico, respectively. Delphi Technologies evaluated input from local actuaries and asset managers, including consideration of recent fund performance and historical returns, in developing the long-term rate of return assumptions. The assumptions for the U.K. and Mexico are primarily long-term, prospective rates. To determine the expected return on plan assets, the market-related value of approximately 26% of our plan assets is actual fair value. The expected return on the remainder of our plan assets is determined by applying the expected long-term rate of return on assets to a calculated market-related value of these plan assets, which recognizes changes in the fair value of the plan assets in a systematic manner over five years.

Delphi Technologies’ pension expense for 2017 is determined at the 2016 year end measurement date. For purposes of analysis, the following table highlights the sensitivity of the Company’s pension obligations and expense to changes in key assumptions:

Change in Assumption	Impact on Pension Expense		Impact on PBO
25 basis point (“bp”) decrease in discount rate	+ $	6 million	+ $	73 million
25 bp increase in discount rate	- $	6 million	- $	68 million
25 bp decrease in long-term expected return on assets	+ $	2 million		—
25 bp increase in long-term expected return on assets	- $	2 million		—

The above sensitivities reflect the effect of changing one assumption at a time. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. The above sensitivities also assume no changes to the design of the pension plans and no major restructuring programs.

Pension Funding

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Projected Pension Benefit Payments
Non-U.S. Plans
(in millions)
2017	$37
2018	36
2019	37
2020	38
2021	43
2022 – 2026	234

Delphi Technologies anticipates making pension contributions and benefit payments of approximately $37 million in 2017.

Plan Assets

Certain pension plans sponsored by Delphi Technologies invest in a diversified portfolio consisting of an array of asset classes that attempts to maximize returns while minimizing volatility. These asset classes include developed market equities, emerging market equities, private equity, global high quality and high yield fixed income, real estate and absolute return strategies.

The fair values of Delphi Technologies’ pension plan assets weighted-average asset allocations at December 31, 2016 and 2015, by asset category, are as follows:

	Fair Value Measurements at December 31, 2016
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)
Cash	$50	$50	$—	$—
Time deposits	7	—	7	—
Equity mutual funds	334	—	334	—
Bond mutual funds	371	—	371	—
Real estate trust funds	22	—	—	22
Hedge Funds	85	—	—	85
Debt securities	5	5	—	—
Equity securities	6	6	—	—

Total	$880	$61	$712	$107

	Fair Value Measurements at December 31, 2015
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)
Cash	$25	$25	$—	$—
Time deposits	7	—	7	—
Equity mutual funds	358	—	358	—
Bond mutual funds	180	—	180	—
Real estate trust funds	30	—	—	30
Hedge Funds	79	—	—	79
Debt securities	179	176	3	—
Equity securities	6	6	—	—

Total	$864	$207	$548	$109

Following is a description of the valuation methodologies used for pension assets measured at fair value.

Time deposits—The fair value of fixed-maturity certificates of deposit was estimated using the rates offered for deposits of similar remaining maturities.

Equity mutual funds—The fair value of the equity mutual funds is determined by the indirect quoted market prices on regulated financial exchanges of the underlying investments included in the fund.

Bond mutual funds—The fair value of the bond mutual funds is determined by the indirect quoted market prices on regulated financial exchanges of the underlying investments included in the fund.

Real estate—The fair value of real estate properties is estimated using an annual appraisal provided by the administrator of the property investment. Management believes this is an appropriate methodology to obtain the fair value of these assets.

Hedge funds—The fair value of the hedge funds is accounted for by a custodian. The custodian obtains valuations from the underlying hedge fund managers based on market quotes for the most liquid assets and alternative methods for assets that do not have sufficient trading activity to derive prices. Management and the custodian review the methods used by the underlying managers to value the assets. Management believes this is an appropriate methodology to obtain the fair value of these assets.

Debt securities—The fair value of debt securities is determined by direct quoted market prices on regulated financial exchanges.

Equity securities—The fair value of equity securities is determined by direct quoted market prices on regulated financial exchanges.

The following table summarizes the changes in Level 3 defined benefit pension plan assets measured at fair value on a recurring basis:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Real Estate Trust Fund	Hedge Funds
	(in millions)
Beginning balance at January 1, 2015	$31	$79
Actual return on plan assets:
Relating to assets still held at the reporting date	(2)	4
Purchases, sales and settlements	3	—
Foreign currency translation and other	(2)	(4)

Ending balance at December 31, 2015	$30	$79

Actual return on plan assets:
Relating to assets still held at the reporting date	$4	$19
Purchases, sales and settlements	(7)	—
Foreign currency translation and other	(5)	(13)

Ending balance at December 31, 2016	$22	$85

Defined Contribution Plans

Aptiv sponsors defined contribution plans for certain hourly and salaried employees. Expense related to the contributions for these plans recorded by Delphi Technologies was approximately $9 million, $10 million, and $11 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Multiemployer Pension Plans

As described in Note 2. Significant Accounting Policies, certain of the Company’s employees in Germany and the U.S. participate in defined benefit pension plans (collectively, “Shared Plans”) sponsored by Aptiv. The Company has recorded expense of approximately $1 million, $1 million, and $1 million for the years ended December 31, 2016, 2015 and 2014, respectively, to record its allocation of pension benefit costs related to the Shared Plans.

12. COMMITMENTS AND CONTINGENCIES

Ordinary Business Litigation

Delphi Technologies is from time to time subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, alleged breaches of contracts, product warranties, intellectual property matters, and employment-related matters. It is the opinion of Delphi Technologies that the outcome of such matters will not have a material adverse impact on the combined financial position, results of operations, or cash flows of Delphi Technologies. With respect to warranty matters, although Delphi Technologies cannot ensure that the future costs of warranty claims by customers will not be material, Delphi Technologies believes its established reserves are adequate to cover potential warranty settlements.

Brazil Matters

Delphi Technologies conducts business operations in Brazil that are subject to the Brazilian federal labor, social security, environmental, tax and customs laws, as well as a variety of state and local laws. While Delphi Technologies believes it complies with such laws, they are complex, subject to varying interpretations, and the Company is often engaged in litigation with government agencies regarding the application of these laws to particular circumstances. As of December 31, 2016, the majority of claims asserted against Delphi Technologies in Brazil relate to such litigation. The remaining claims in Brazil relate to commercial and labor litigation with private parties. As of December 31, 2016, claims totaling approximately $60 million (using December 31, 2016 foreign currency rates) have been asserted against Delphi Technologies in Brazil. As of December 31, 2016, the Company maintains accruals for these asserted claims of approximately $10 million (using December 31, 2016 foreign currency rates). The amounts accrued represent claims that are deemed probable of loss and are reasonably estimable based on the Company’s analyses and assessment of the asserted claims and prior experience with similar matters. While the Company believes its accruals are adequate, the final amounts required to resolve these matters could differ materially from the Company’s recorded estimates and Delphi Technologies’ results of operations could be materially affected. The Company estimates the reasonably possible loss in excess of the amounts accrued related to these claims to be zero to $50 million.

Environmental Matters

Delphi Technologies is subject to the requirements of U.S. federal, state, local and non-U.S. environmental and safety and health laws and regulations. As of December 31, 2016 and December 31, 2015, the undiscounted reserve for environmental investigation and remediation, which was recorded within other long-term liabilities, was approximately $1 million and $1 million, respectively. Delphi Technologies cannot ensure that environmental requirements will not change or become more stringent over time or that its eventual environmental remediation costs and liabilities will not exceed the amount of its current reserves. In the event that such liabilities were to significantly exceed the amounts recorded, Delphi Technologies’ results of operations could be materially affected. At December 31, 2016 the difference between the recorded liabilities and the reasonably possible range of potential loss was not material.

Leases and Other Financing Charges

Operating leases—Rental expense totaled $11 million, $13 million and $13 million for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016, Delphi Technologies had minimum lease commitments under non-cancellable operating leases totaling $44 million, which become due as follows:

Minimum Future Operating Lease Commitments
(in millions)
2017	$11
2018	7
2019	5
2020	5
2021	5
Thereafter	11

Total	$44

Capital leases—There were no capital lease obligations outstanding as of December 31, 2016. As of December 31, 2015, there were approximately $22 million of capital lease obligations outstanding.

Interest—Cash paid for interest related to debt issued by non-U.S. subsidiaries totaled $1 million, $3 million and $4 million for the years ended December 31, 2016, 2015 and 2014, respectively.

13. INCOME TAXES

Operations of certain businesses included in Delphi Technologies’ combined financial statements are divisions of legal entities included in Aptiv’s consolidated U.S. federal and state income tax returns, or tax returns of non-U.S. entities of Aptiv. The provision for income taxes and related balance sheet accounts of such entities have been prepared and presented in the combined financial statements based on a separate return basis. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances of Delphi Technologies prior to or subsequent to the separation.

The Parent’s global tax model has been developed based upon its entire portfolio of business. Accordingly, the Company’s tax results as presented are not necessarily indicative of future performance and do not necessarily reflect the results that would have generated as an independent company for the periods presented.

Because portions of the Company’s operations are included in the Parent’s tax returns, payments to certain tax authorities are made by the Parent, and not by the Company. With the exception of certain dedicated foreign entities, the Company does not maintain taxes payable to/from Aptiv and the balances are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in the Parent’s net investment.

Income (loss) before income taxes and equity income for U.S. and non-U.S. operations are as follows:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
U.S. loss	$(35)	$(16)	$(83)
Non-U.S. income	353	414	523

Income before income taxes and equity income	$318	$398	$440

The provision (benefit) for income taxes is comprised of:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Current income tax expense:
U.S. federal	$—	$—	$—
Non-U.S.	62	96	106

Total current	62	96	106
Deferred income tax (benefit) expense, net:
U.S. federal	(2)	(2)	(7)
Non-U.S.	(10)	(2)	(2)
U.S. state and local	—	—	—

Total deferred	(12)	(4)	(9)

Total income tax provision	$50	$92	$97

Cash paid or withheld for income taxes by Delphi Technologies was $59 million, $61 million and $51 million for the years ended December 31, 2016, 2015 and 2014, respectively.

For purposes of comparability and consistency, the Company uses the notional U.S. federal income tax rate when presenting the Company’s reconciliation of the income tax provision. Delphi Technologies’ parent entity is a U.K. resident taxpayer and as such is not generally subject to U.K. tax on remitted foreign earnings. A reconciliation of the provision for income taxes compared with the amounts at the notional U.S. federal statutory rate was:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Notional U.S. federal income taxes at statutory rate	$112	$140	$154
Income taxed at other rates	(78)	(67)	(65)
Other change in tax reserves	5	1	(1)
Withholding taxes	5	7	9
Change in tax law	4	9	—
Other adjustments	2	2	—

Total income tax expense	$50	$92	$97

Effective tax rate	16%	23%	22%

The Company’s tax rate is affected by the fact that its parent entity is a U.K. resident taxpayer, the tax rates in the U.K. and other jurisdictions in which the Company operates, the relative amount of income earned by jurisdiction and the relative amount of losses or income for which no tax benefit or expense was recognized due to a valuation allowance. Included in the non-U.S. income taxed at other rates are tax incentives obtained in various non-U.S. countries, primarily the High and New Technology Enterprise (“HNTE”) status in China and the Special Economic Zone exemption in Turkey of $13 million in 2016, $16 million in 2015, and $16 million in 2014, as well as tax benefit for income earned, and no tax benefit for losses incurred, in jurisdictions where a valuation allowance has been recorded. The Company currently benefits from tax holidays in various non-U.S. jurisdictions with expiration dates from 2016 through 2026. The income tax benefits attributable to these tax holidays are approximately $1 million in 2016, $2 million in 2015 and $4 million in 2014.

The effective tax rate in the year ended December 31, 2016 was impacted by favorable geographic income mix in 2016 as compared to 2015, primarily due to changes in the underlying operations of the business. These benefits were partially offset by $5 million of reserve adjustments recorded for uncertain tax positions, which included reserves for ongoing audits in foreign jurisdictions, as well as for changes in estimates based on relevant new or additional evidence obtained related to certain of the Company’s tax positions. Additionally, the Company’s tax rate was impacted by the enactment of the U.K. Finance (No. 2) Act 2016 on September 15, 2016, which provides for a reduction of the corporate income tax rate from 18% to 17% effective April 1, 2020. The income tax accounting effect, including any retroactive effect, of a tax law change is accounted for in the period of enactment, which in this case was the third quarter of 2016. As a result, the effective tax rate was impacted by an increased tax expense of approximately $4 million for the year ended December 31, 2016 due to the resultant impact on the net deferred tax asset balances.

The effective tax rate in the year ended December 31, 2015 was impacted by the enactment of the U.K. Finance (No. 2) Act 2015 (the “UK 2015 Finance Act”) on November 18, 2015, which provides for a reduction of the corporate income tax rate from 20% to 19% effective April 1, 2017, with a further reduction to 18% effective April 1, 2020. The income tax accounting effect, including any retroactive effect, of a tax law change is accounted for in the period of enactment, which in this case was the fourth quarter of 2015. As a result, the effective tax rate was impacted by an increased tax expense of approximately $9 million for the year ended December 31, 2015 due to the resultant impact on the net deferred tax asset balances.

The effective tax rate in the year ended December 31, 2014 was impacted by favorable geographic income mix in 2014 as compared to 2013, primarily due to changes in the underlying operations of the business as well as tax planning initiatives.

Deferred Income Taxes

The Company accounts for income taxes and the related accounts under the liability method. Deferred income tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the bases of such assets and liabilities as measured by tax laws. Significant components of the deferred tax assets and liabilities are as follows:

	December 31,
	2016	2015
	(in millions)
Deferred tax assets:
Pension	$95	$82
Employee benefits	1	2
Net operating loss carryforwards	54	57
Warranty and other liabilities	46	45
Other	20	29

Total gross deferred tax assets	216	215
Less: valuation allowances	(70)	(77)

Total deferred tax assets (1)	$146	$138

Deferred tax liabilities:
Fixed assets	$1	$3
Tax on unremitted profits of certain foreign subsidiaries	2	3
Intangibles	14	14

Total gross deferred tax liabilities	17	20

Net deferred tax assets	$129	$118

(1)	Reflects gross amount before jurisdictional netting of deferred tax assets and liabilities.

Deferred tax liabilities and assets are classified as long-term in the combined balance sheet. Net deferred tax assets and liabilities are included in the combined balance sheets as follows:

	December 31,
	2016	2015
	(in millions)
Long-term assets	$146	$138
Long-term liabilities	(17)	(20)

Total deferred tax asset	$129	$118

The net deferred tax assets of $129 million as of December 31, 2016 are primarily comprised of deferred tax asset amounts in the U.K., Luxembourg and China, offset by deferred tax liability amounts in Luxembourg.

Net Operating Loss and Tax Credit Carryforwards

As of December 31, 2016, the Company has gross deferred tax assets of approximately $54 million for non-U.S. net operating loss (“NOL”) carryforwards with recorded valuation allowances of $37 million. These NOL’s are available to offset future taxable income and realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. The NOL’s primarily relate to France, China and Spain. The NOL carryforwards have expiration dates ranging from one year to an indefinite period.

Deferred tax assets include $2 million and $2 million of tax credit carryforwards with recorded valuation allowances of $2 million and $2 million at December 31, 2016 and 2015, respectively. These tax credit carryforwards expire in 2017 through 2021.

Cumulative Undistributed Foreign Earnings

As of December 31, 2016, deferred income tax liabilities of $2 million have been established with respect to the undistributed earnings of combined foreign subsidiaries whose parent entities are also included within the combined financial statements. No deferred tax liability has been recorded within the combined financial statements on the undistributed earnings of combined foreign subsidiaries whose parent entities are Aptiv affiliates that are not included within the combined financial statements, as the potential foreign withholding taxes would be payable by these non-combined Aptiv affiliates.

Uncertain Tax Positions

The Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards.

A reconciliation of the gross change in the unrecognized tax benefits balance, excluding interest and penalties is as follows:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Balance at beginning of year	$16	$18	$24
Additions related to prior years	3	1	—
Reductions related to prior years	(10)	(3)	(2)
Reductions due to expirations of statute of limitations	—	—	(4)

Balance at end of year	$9	$16	$18

A portion of the Company’s unrecognized tax benefits would, if recognized, reduce its effective tax rate. The remaining unrecognized tax benefits relate to tax positions for which only the timing of the benefit is uncertain. Recognition of these tax benefits would reduce the Company’s effective tax rate only through a reduction of accrued interest and penalties. As of December 31, 2016 and 2015, the amounts of unrecognized tax benefit that would reduce the Company’s effective tax rate were $13 million and $7 million, respectively. In addition, $2 million and $12 million for 2016 and 2015, respectively, would be offset by the write-off of a related deferred tax asset, if recognized.

The Company recognizes interest and penalties relating to unrecognized tax benefits as part of income tax expense. Total accrued liabilities for interest and penalties were $6 million and $4 million at December 31, 2016 and 2015, respectively. Total interest and penalties recognized as part of income tax expense (benefit) was $2 million, $1 million and $(1) million for the years ended December 31, 2016, 2015 and 2014, respectively.

Aptiv files tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. Taxing jurisdictions significant to Delphi Technologies include China, Romania, Turkey, South Korea, Mexico and the U.K. Delphi Technologies also includes divisions of legal entities that file tax returns in the following jurisdictions: the U.S., Hungary, Luxembourg, Brazil, France, Singapore and Poland. Open tax years related to these taxing jurisdictions remain subject to examination and could result in additional tax liabilities. In general, the Aptiv affiliates are no longer subject to income tax examinations by foreign tax authorities for years before 2001. It is reasonably possible that audit settlements, the conclusion of current examinations or the expiration of the statute of limitations in several jurisdictions could impact the Delphi Technologies’ unrecognized tax benefits.

14. CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss) attributable to Delphi Technologies (net of tax) are shown below.

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Foreign currency translation adjustments:
Balance at beginning of year	$(339)	$(193)	$(47)
Aggregate adjustment for the year	(80)	(146)	(146)

Balance at end of year	(419)	(339)	(193)

Pension and postretirement plans:
Balance at beginning of year	$(157)	$(172)	$(124)
Other comprehensive income before reclassifications (net tax effect of $29, $4 and $11)	(140)	9	(50)
Reclassification to income (net tax effect of $1, $2 and $0)	5	6	2

Balance at end of year	(292)	(157)	(172)

Accumulated other comprehensive loss, end of year	$(711)	$(496)	$(365)

Reclassifications from accumulated other comprehensive income (loss) to income were as follows:

Reclassification Out of Accumulated Other Comprehensive Income (Loss)
Details About Accumulated Other Comprehensive Income Components	Year Ended December 31,			Affected Line Item in the Statement of Operations
	2016	2015	2014
	(in millions)
Pension and postretirement plans:
Actuarial loss	$(6)	$(8)	$(2)	Other expense (1)

	(6)	(8)	(2)	Income before income taxes
	1	2	—	Income tax expense

	(5)	(6)	(2)	Net income
	—	—	—	Net income attributable to noncontrolling interest

	$(5)	$(6)	$(2)	Net income attributable to Delphi Technologies

Total reclassifications for the year	$(5)	$(6)	$(2)

(1)	These accumulated other comprehensive loss components are components of net periodic pension cost (see Note 11. Pension Benefits for additional details).

15. OTHER INCOME, NET

Other income (expense), net included:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Interest income	$—	$—	$3
Components of net periodic benefit cost other than service cost (Note 11)	(1)	(1)	(5)
Other	—	(1)	4

Other (expense) income, net	$(1)	$(2)	$2

16. SHARE-BASED COMPENSATION

Certain U.S. and non-U.S. employees of Delphi Technologies are covered by the Parent-sponsored share-based compensation arrangement, the Delphi Automotive PLC Long Term Incentive Plan, as amended and restated effective April 23, 2015 (the “PLC LTIP”). The PLC LTIP allows for the grant of awards of up to 22,977,116 Aptiv ordinary shares for long-term compensation. The PLC LTIP is designed to align the interests of management and shareholders. The awards can be in the form of shares, options, stock appreciation rights, restricted stock, RSUs, performance awards, and other share-based awards to the employees, directors, consultants and advisors of Aptiv.

Aptiv has made annual grants of RSUs to its executives in February of each year beginning in 2012 in order to align management compensation with Aptiv’s overall business strategy. Aptiv has competitive and market-appropriate ownership requirements. All of the RSUs granted under the PLC LTIP are eligible to receive dividend equivalents for any dividend paid from the grant date through the vesting date. Dividend equivalents are generally paid out in ordinary shares upon vesting of the underlying RSUs.

These awards include a time-based vesting portion and a performance-based vesting portion, as well as continuity awards in certain years. The time-based RSUs, which make up 25% of the awards for Aptiv’s officers and 50% for Aptiv’s other executives, vest ratably over three years beginning on the first anniversary of the grant date. The performance-based RSUs, which make up 75% of the awards for Aptiv’s officers and 50% for Aptiv’s other executives, vest at the completion of a three-year performance period if certain targets are met. Each executive will receive between 0% and 200% of his or her target performance-based award based on Aptiv’s performance against established company-wide performance metrics, which are:

Metric	2016 Grant	2013 - 2015 Grants	2012 Grant
Average return on net assets (1)	50%	50%	50%
Cumulative net income	25%	N/A	30%
Cumulative earnings per share (2)	N/A	30%	N/A
Relative total shareholder return (3)	25%	20%	20%

(1)	Average return on net assets is measured by Aptiv’s tax-affected operating income divided by Aptiv’s average net working capital plus average net property, plant and equipment for each calendar year during the respective performance period.
(2)	Cumulative earnings per share is measured by net income attributable to Aptiv divided by the weighted average number of diluted shares outstanding for the respective three-year performance period.
(3)	Relative total shareholder return is measured by comparing the average closing price per share of Aptiv’s ordinary shares for all available trading days in the fourth quarter of the end of the performance period to the average closing price per share of Aptiv’s ordinary shares for all available trading days in the fourth quarter of the year preceding the grant, including dividends, and assessed against a comparable measure of competitor and peer group companies.

Any new executives hired after the annual executive RSU grant date may be eligible to participate in the PLC LTIP. Any off cycle grants made for new hires are valued at their grant date fair value based on the closing price of Aptiv’s ordinary shares on the date of such grant.

The grant date fair value of the RSUs is determined based on the target number of awards issued, the closing price of Aptiv’s ordinary shares on the date of the grant of the award, including an estimate for forfeitures, and a contemporaneous valuation performed by an independent valuation specialist with respect to the relative total shareholder return awards.

A summary of activity, including award grants, vesting and forfeitures for Delphi Technologies employees who participate in the Aptiv plan is provided below:

	RSUs	Weighted Average Grant Date Fair Value
	(in thousands)
Nonvested, January 1, 2014	371	$36.55
Granted	163	57.27
Vested	(221)	33.14
Forfeited	(24)	41.69

Nonvested, December 31, 2014	289	50.38

Granted	214	72.30
Vested	(226)	42.45
Forfeited	(26)	64.75

Nonvested, December 31, 2015	251	74.66

Granted	155	68.35
Vested	(158)	65.91
Forfeited	(28)	74.10

Nonvested, December 31, 2016	220	76.54

As of December 31, 2016, there were approximately 97,000 performance-based RSUs, with a weighted average grant date fair value of $70.07, that were vested but not yet distributed.

Share-based compensation expense within the combined financial statements has been allocated to Delphi Technologies based on the awards and terms previously granted to Delphi Technologies employees while part of Aptiv, and includes the cost of Delphi Technologies employees who participate in the Aptiv plan as well as an allocated portion of the cost of Aptiv senior management awards. Share-based compensation expense recorded within the combined statement of operations, which includes the cost of Delphi Technologies employees who participate in the Aptiv plan as well as an allocated portion of the cost of Aptiv senior management awards, was $19 million ($16 million, net of tax), $22 million ($19 million, net of tax) and $22 million ($19 million net of tax) based on the Company’s best estimate of Aptiv’s ultimate performance against the respective targets during the years ended December 31, 2016, 2015 and 2014, respectively. The Company will continue to recognize compensation expense, based on the grant date fair value of the awards applied to the Company’s best estimate of ultimate performance against the respective targets, over the requisite vesting periods of the awards. Based on the grant date fair value of the awards and the Company’s best estimate of Aptiv’s ultimate performance against the respective targets as of December 31, 2016, unrecognized compensation expense on a pretax basis of approximately $23 million is anticipated to be recognized over a weighted average period of approximately 2 years.

17. SEGMENT REPORTING

Delphi Technologies operates its core business along the following operating segments, which are grouped on the basis of similar product, market and operating factors:

•	Powertrain Systems, which manufactures fuel injection systems as well as various other powertrain products including valvetrain, fuel delivery modules, ignition coils, canisters, sensors, valves and actuators. This segment also offers electronic control modules and corresponding software, as well as power electronics solutions including supervisory controllers and software, converters and inverters.

•	PSS, which sells a portfolio of aftermarket products and services to independent aftermarket customers and for original equipment service, including a wide variety of powertrain and select additional vehicle components.

•	Eliminations and Other, which includes the elimination of inter-segment transactions.

The accounting policies of the segments are the same as those described in Note 2. Significant Accounting Policies, except that the disaggregated financial results for the segments have been prepared using a management approach, which is consistent with the basis and manner in which management internally disaggregates financial information for which Delphi Technologies’ chief operating decision maker regularly reviews financial results to assess performance of, and make internal operating decisions about allocating resources to, the segments.

Generally, Delphi Technologies evaluates segment performance based on stand-alone segment net income before interest expense, other income (expense), net, income tax expense, equity income (loss), net of tax, income (loss) from discontinued operations, net of tax, restructuring, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures), asset impairments and gains (losses) on business divestitures (“Adjusted Operating Income”) and accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, at current market prices. Delphi Technologies’ management utilizes Adjusted Operating Income as the key performance measure of segment income or loss to evaluate segment performance, and for planning and forecasting purposes to allocate resources to the segments, as management believes this measure is most reflective of the operational profitability or loss of Delphi Technologies’ operating segments. Segment Adjusted Operating Income should not be considered a substitute for results prepared in accordance with U.S. GAAP and should not be considered an alternative to net income attributable to Delphi Technologies, which is the most directly comparable financial measure to Adjusted Operating Income that is prepared in accordance with U.S. GAAP. Segment Adjusted Operating Income, as determined and measured by Delphi Technologies, should also not be compared to similarly titled measures reported by other companies.

Included below are sales and operating data for the Company’s segments for the years ended December 31, 2016, 2015 and 2014, as well as balance sheet data as of December 31, 2016 and 2015.

	Powertrain Systems	PSS	Eliminations and Other (1)	Total
	(in millions)
For the Year Ended December 31, 2016:
Net sales	$3,837	$924	$(275)	$4,486
Depreciation and amortization (2)	$202	$8	$—	$210
Adjusted operating income	$418	$94	$—	$512
Operating income (3)	$239	$81	$—	$320
Net income attributable to noncontrolling interest	$32	$—	$—	$32
Capital expenditures	$169	$2	$—	$171

	Powertrain Systems	PSS	Eliminations and Other (1)	Total
	(in millions)
For the Year Ended December 31, 2015:
Net sales	$3,729	$963	$(285)	$4,407
Depreciation and amortization (4)	$178	$11	$—	$189
Adjusted operating income	$428	$98	$—	$526
Operating income (5)	$309	$94	$—	$403
Net income attributable to noncontrolling interest	$34	$—	$—	$34
Capital expenditures	$197	$4	$—	$201

	Powertrain Systems	PSS	Eliminations and Other (1)	Total
	(in millions)
For the Year Ended December 31, 2014:
Net sales	$3,862	$1,000	$(322)	$4,540
Depreciation and amortization	$178	$16	$—	$194
Adjusted operating income	$402	$92	$—	$494
Operating income (6)	$354	$88	$—	$442
Equity loss	$(1)	$—	$—	$(1)
Net income attributable to noncontrolling interest	$35	$1	$—	$36
Capital expenditures	$319	$3	$—	$322

(1)	Eliminations and Other includes the elimination of inter-segment transactions.
(2)	Includes asset impairment charges of $29 million within Powertrain Systems.
(3)	Includes charges recorded in 2016 related to costs associated with employee termination benefits and other exit costs of $151 million for Powertrain Systems and $10 million for PSS.
(4)	Includes asset impairment charges of $9 million within Powertrain Systems.
(5)	Includes charges recorded in 2015 related to costs associated with employee termination benefits and other exit costs of $108 million for Powertrain Systems and $4 million for PSS.
(6)	Includes charges recorded in 2014 related to costs associated with employee termination benefits and other exit costs of $48 million for Powertrain Systems and $4 million for PSS.

	Powertrain Systems	PSS	Eliminations and Other (1)	Total
	(in millions)
Balance as of December 31, 2016:
Investment in affiliates	$34	$—	$—	$34
Goodwill	$—	$6	$—	$6
Total segment assets	$2,555	$655	$(311)	$2,899
Balance as of December 31, 2015:
Investment in affiliates	$34	$—	$—	$34
Goodwill	$—	$8	$—	$8
Total segment assets	$2,604	$667	$(270)	$3,001

(1)	Eliminations and Other includes the elimination of inter-segment transactions.

The reconciliation of Adjusted Operating Income to Operating Income includes, as applicable, restructuring, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures) and asset impairments. The reconciliation of Adjusted Operating Income to net income attributable to Delphi Technologies for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Year Ended December 31, 2016:
Adjusted operating income	$418	$94	$—	$512
Restructuring	(151)	(10)	—	(161)
Other acquisition and portfolio project costs	—	(2)	—	(2)
Asset impairments	(28)	(1)	—	(29)

Operating income	$239	$81	$—	320

Interest expense				(1)
Other expense, net				(1)

Income before income taxes and equity income				318
Income tax expense				(50)
Equity income, net of tax				—

Net income				268
Net income attributable to noncontrolling interest				32

Net income attributable to Delphi Technologies				$236

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Year Ended December 31, 2015:
Adjusted operating income	$428	$98	$—	$526
Restructuring	(108)	(4)	—	(112)
Other acquisition and portfolio project costs	(2)	—	—	(2)
Asset impairments	(9)	—	—	(9)

Operating income	$309	$94	$—	403

Interest expense				(3)
Other expense, net				(2)

Income before income taxes and equity income				398
Income tax expense				(92)
Equity income, net of tax				—

Net income				306
Net income attributable to noncontrolling interest				34

Net income attributable to Delphi Technologies				$272

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Year Ended December 31, 2014:
Adjusted operating income	$402	$92	$—	$494
Restructuring	(48)	(4)	—	(52)

Operating income	$354	$88	$—	442

Interest expense				(4)
Other income, net				2

Income before income taxes and equity income				440
Income tax expense				(97)
Equity loss, net of tax				(1)

Net income				342
Net income attributable to noncontrolling interest				36

Net income attributable to Delphi Technologies				$306

Information concerning principal geographic areas is set forth below. Net sales data reflects the manufacturing location for the years ended December 31, 2016, 2015 and 2014. Net property data is as of December 31, 2016, 2015 and 2014.

	Year Ended December 31, 2016		Year Ended December 31, 2015		Year Ended December 31, 2014
	Net Sales	Net Property (1)	Net Sales	Net Property (1)	Net Sales	Net Property (1)
	(in millions)
United States (2)	$1,297	$214	$1,132	$189	$989	$171
Other North America	6	22	7	20	25	22
Europe, Middle East & Africa (3)	1,995	613	2,087	704	2,323	789
Asia Pacific (4)	1,071	270	1,045	272	1,005	287
South America	117	23	136	17	198	24

Total	$4,486	$1,142	$4,407	$1,202	$4,540	$1,293

(1)	Net property data represents property, plant and equipment, net of accumulated depreciation.
(2)	Includes net sales and machinery, equipment and tooling that relate to the Company’s maquiladora operations located in Mexico. These assets are utilized to produce products sold to customers located in the United States.
(3)	Includes the Company’s country of domicile, Jersey, and the country of the Company’s principal executive offices, the United Kingdom. The Company had no sales in Jersey in any period. The Company had net sales of $674 million, $728 million, and $820 million in the United Kingdom for the years ended December 31, 2016, 2015 and 2014, respectively. The Company had net property in the United Kingdom of $146 million, $188 million, and $213 million as of December 31, 2016, 2015 and 2014, respectively. The largest portion of net sales in the Europe, Middle East & Africa region was $674 million in the United Kingdom, $728 million in the United Kingdom and $820 million in the United Kingdom for the years ended December 31, 2016, 2015 and 2014, respectively.
(4)	Net sales and net property in Asia Pacific are primarily attributable to China.

Net Sales to outside customers by major product group were as follows:

	Year Ended December 31,
	2016	2015	2014
	(in millions)
Fuel Injection Systems	$1,465	$1,519	$1,580
Powertrain Products	1,169	1,158	1,195
Electrification & Electronics	928	767	765
Independent Aftermarket	594	617	600
Original Equipment Service	330	346	400

Net sales	$4,486	$4,407	$4,540

DELPHI TECHNOLOGIES PLC

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at Beginning of Period	Additions
		Charged to Costs and Expenses	Deductions	Other Activity	Balance at End of Period
	(in millions)
December 31, 2016:
Allowance for doubtful accounts	$8	$2	$(1)	$—	$9
Tax valuation allowance (a)	$77	$—	$(4)	$(3)	$70
December 31, 2015:
Allowance for doubtful accounts	$7	$5	$(4)	$—	$8
Tax valuation allowance (a)	$66	$18	$—	$(7)	$77
December 31, 2014:
Allowance for doubtful accounts	$7	$4	$(4)	$—	$7
Tax valuation allowance (a)	$77	$—	$(2)	$(9)	$66

(a)	Additions Charged to Costs and Expenses are primarily related to taxable losses for which the tax benefit has been reserved.

DELPHI TECHNOLOGIES PLC

COMBINED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(in millions)		(in millions)
Net sales	$1,187	$1,146	$2,355	$2,263
Operating expenses:
Cost of sales	947	953	1,873	1,869
Selling, general and administrative	76	73	156	148
Amortization	4	5	8	9
Restructuring (Note 8)	66	124	76	130
Separation costs	15	—	15	—

Total operating expenses	1,108	1,155	2,128	2,156

Operating income (loss)	79	(9)	227	107
Interest expense	—	(1)	(1)	(1)
Other income (expense), net	—	3	(6)	3

Income (loss) before income taxes and equity income	79	(7)	220	109
Income tax (expense) benefit	(22)	2	(53)	(13)

Income (loss) before equity income	57	(5)	167	96
Equity (loss) income, net of tax	(1)	—	—	—

Net income (loss)	56	(5)	167	96
Net income attributable to noncontrolling interest	8	7	16	15

Net income (loss) attributable to Delphi Technologies	$48	$(12)	$151	$81

See accompanying notes to combined financial statements.

DELPHI TECHNOLOGIES PLC

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(in millions)
Net income (loss)	$56	$(5)	$167	$96
Other comprehensive income:
Currency translation adjustments	55	(38)	84	(13)
Employee benefit plans adjustment, net of tax	3	12	7	17

Other comprehensive income (loss), net of tax	58	(26)	91	4

Comprehensive income (loss)	114	(31)	258	100
Comprehensive income attributable to noncontrolling interests	9	5	18	14

Comprehensive income (loss) attributable to Delphi Technologies	$105	$(36)	$240	$86

See accompanying notes to combined financial statements.

DELPHI TECHNOLOGIES PLC

COMBINED BALANCE SHEETS

	June 30, 2017 (Unaudited)	December 31, 2016
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$78	$101
Accounts receivable, net:
Outside customers	920	803
Related parties	25	16
Inventories (Note 4)	452	374
Other current assets (Note 5)	100	108

Total current assets	1,575	1,402
Long-term assets:
Property, net	1,151	1,142
Investments in affiliates	34	34
Intangible assets, net	83	92
Goodwill	7	6
Other long-term assets (Note 5)	242	223

Total long-term assets	1,517	1,497

Total assets	$3,092	$2,899

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Short-term debt	$1	$2
Accounts payable:
Outside vendors	680	671
Related parties	74	78
Accrued liabilities (Note 6)	357	331

Total current liabilities	1,112	1,082
Long-term liabilities:
Long-term debt	6	6
Pension benefit obligations	529	526
Other long-term liabilities (Note 6)	124	103

Total long-term liabilities	659	635

Total liabilities	1,771	1,717

Commitments and contingencies (Note 10)
Net Parent Equity:
Net parent investment	1,779	1,737
Accumulated other comprehensive loss (Note 12)	(622)	(711)

Total parent equity	1,157	1,026
Noncontrolling interest	164	156

Total invested equity	1,321	1,182

Total liabilities and invested equity	$3,092	$2,899

See accompanying notes to combined financial statements.

DELPHI TECHNOLOGIES PLC

COMBINED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
	2017	2016
	(in millions)
Cash flows from operating activities:
Net income	$167	$96
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	89	104
Amortization	8	9
Restructuring expense, net of cash paid	30	69
Pension and other postretirement benefit expenses	24	14
Gain on sale of assets	(1)	(3)
Share-based compensation	8	7
Changes in operating assets and liabilities:
Accounts receivable, net	(126)	20
Inventories	(78)	(25)
Other assets	(11)	(14)
Accounts payable	37	48
Accrued and other long-term liabilities	14	(35)
Other, net	38	(21)
Pension contributions	(22)	(22)

Net cash provided by operating activities	177	247

Cash flows from investing activities:
Capital expenditures	(82)	(83)
Proceeds from sale of property	5	4

Net cash used in investing activities	(77)	(79)

Cash flows from financing activities:
Net repayments under other short-term debt agreements	(1)	—
Dividend payments of combined affiliates to minority shareholders	(10)	(12)
Net transfers to Parent	(117)	(160)

Net cash used in financing activities	(128)	(172)

Effect of exchange rate fluctuations on cash and cash equivalents	5	(3)

Decrease in cash and cash equivalents	(23)	(7)
Cash and cash equivalents at beginning of the year	101	108

Cash and cash equivalents at end of the year	$78	$101

See accompanying notes to combined financial statements.

DELPHI TECHNOLOGIES PLC

COMBINED STATEMENT OF NET PARENT INVESTMENT (Unaudited)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Parent Equity	Noncontrolling Interest	Total Invested Equity
	(in millions)
Balance at December 31, 2016	$1,737	$(711)	$1,026	$156	$1,182
Net income	151	—	151	16	167
Other comprehensive income	—	89	89	2	91
Dividend payments of combined affiliates to minority shareholders	—	—	—	(10)	(10)
Share-based compensation	8	—	8	—	8
Net transfers to parent	(117)	—	(117)	—	(117)

Balance at June 30, 2017	$1,779	$(622)	$1,157	$164	$1,321

See accompanying notes to combined financial statements.

DELPHI TECHNOLOGIES PLC

NOTES TO COMBINED FINANCIAL STATEMENTS (Unaudited)

1. BUSINESS AND BASIS OF PRESENTATION

The Separation

On May 3, 2017, Delphi Automotive PLC announced its intention to separate its Powertrain Systems segment, which includes its engine management systems and aftermarket operations, by means of a spin-off. Upon completion of the spin-off, Delphi Automotive PLC will change its name to Aptiv PLC, and is herein referred to as “Aptiv” or the “Parent.” The spin-off will create Delphi Technologies PLC (the “Company” or “Delphi Technologies”), a separate, independent, publicly traded company. Prior to October 10, 2017, the Company was named Delphi Jersey Holdings plc. As part of the separation, Aptiv intends to transfer the assets, liabilities and operations of its Powertrain Systems business on a global basis to Delphi Technologies. The spin-off is expected to be completed by March of 2018, subject to customary market, regulatory and other conditions.

Nature of Operations

Delphi Technologies is a leader in the development, design and manufacture of integrated powertrain technologies that optimize engine performance, increase vehicle efficiency, reduce emissions, improve driving performance, and support increasing electrification of vehicles. The Company is a global supplier to original equipment manufacturers (“OEMs”) seeking to manufacture vehicles that meet and exceed increasingly stringent global regulatory requirements and satisfy consumer demands for an enhanced user experience. We provide advanced fuel injection systems (“FIS”), actuators, valvetrain products, sensors, electronic control modules and power electronics technologies. Additionally, the Company offers a full spectrum of aftermarket products serving a global customer base.

Our comprehensive portfolio of advanced technologies and solutions for all propulsion systems are sold to global OEMs of both light vehicles (passenger cars, trucks and vans and sport-utility vehicles) and commercial vehicles (light-duty, medium-duty and heavy-duty trucks, commercial vans, buses and off-highway vehicles). The Company’s Products & Services Solutions (“PSS”) segment also manufactures and sells our technologies to leading aftermarket players, including independent retailers and wholesale distributors. We supply a full suite of aftermarket products including engine control modules, pumps, injectors, fuel modules, ignition coils, as well as smart remote actuators, exhaust gas recirculation valves, brakes, steering and suspension and other products. We also add aftermarket know-how in category management, logistics, training, marketing and other dedicated services to provide a full range of aftermarket solutions through vehicles’ lives.

The Company is comprised of operations conducted at legal entities which are directly or indirectly wholly-owned by Aptiv, the parent of Delphi Technologies, a 51% owned controlled joint venture in China, a 70% owned controlled joint venture in South Korea and a non-consolidated approximately 50% owned joint venture in India.

Basis of Presentation

These combined unaudited interim financial statements reflect the combined historical results of the operations, financial position and cash flows of Delphi Technologies. The Company has historically operated as part of the Parent and not as a stand-alone company. The financial statements have been derived from the Parent’s historical accounting records and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included as a component of the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales provided by the Parent to Delphi Technologies and allocations of related assets, liabilities, and the Parent’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of the Parent. Related party allocations are further described in Note 3. Related Party Transactions.

As part of the Parent, the Company is dependent upon the Parent for all of its working capital and financing requirements, as the Parent uses a centralized approach to cash management and financing of its operations, including the use of a global cash pooling arrangement. Accordingly, cash and cash equivalents held by the Parent at the corporate level were not attributable to Delphi Technologies for any of the periods presented. Only cash amounts specifically attributable to Delphi Technologies are reflected in the accompanying combined financial statements. Financing transactions related to the Company are accounted for as a component of Net parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows.

Third-party debt obligations of the Parent and the corresponding interest costs related to those debt obligations, specifically those that relate to senior notes, term loans and revolving credit facilities, have not been attributed to Delphi Technologies, as Delphi Technologies was not the legal obligor of such debt obligations. The only third-party debt obligations included in the combined financial statements are those for which the legal obligor is a legal entity within Delphi Technologies. None of the Company’s assets were pledged as collateral under the Parent’s debt obligations as of June 30, 2017 or December 31, 2016.

As the separate legal entities that comprise Delphi Technologies were not historically held by a single legal entity, Net Parent Equity is shown in lieu of shareholder’s equity in the combined financial statements. Net parent investment represents the cumulative investment by the Parent in Delphi Technologies through the dates presented, inclusive of operating results. Balances between Delphi Technologies and the Parent that were not historically settled in cash are included in Net parent investment. All significant transactions between the Company and the Parent have been included in the accompanying combined financial statements. Transactions with the Parent are reflected in the accompanying combined statements of net parent investment as Net Transfers to Parent, and in the accompanying combined balance sheets within net parent investment.

The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All adjustments, consisting of only normal recurring items, which are necessary for a fair presentation, have been included. All significant intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying combined financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination—The combined unaudited interim financial statements include the accounts of Delphi Technologies’ U.S. and non-U.S. subsidiaries and operations in which the Company holds a controlling interest. The combined financial statements include certain assets and liabilities that have historically been held at the Parent level but are specifically identifiable or otherwise attributable to Delphi Technologies. All significant intercompany transactions and accounts within the Company’s combined businesses have been eliminated. All intercompany transactions between the Company and the Parent have been included in these combined financial statements as net parent investment. Expenses related to corporate allocations from the Parent to the Company are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. In addition, transactions between the Company and the Parent’s other subsidiaries have been classified as related party, rather than intercompany, transactions within the combined financial statements.

Delphi Technologies’ share of the earnings or losses of Delphi-TVS Diesel Systems Ltd (of which Delphi Technologies owns approximately 50%), a non-controlled affiliate located in India over which the Company exercises significant influence, is included in the combined operating results of Delphi Technologies using the equity method of accounting.

During the year ended December 31, 2015, Delphi Technologies made a $20 million investment in Tula Technology, Inc. (“Tula”), an engine control software company, over which the Company does not exert significant influence. The Company’s investment in Tula is accounted for under the cost method, and is classified within other long-term assets in the combined balance sheets.

The Company monitors its investments in affiliates for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that such a decline has occurred, an impairment loss is recorded, which is measured as the difference between carrying value and estimated fair value. Estimated fair value is generally determined using an income approach based on discounted cash flows or negotiated transaction values.

Use of estimates—The preparation of combined financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect amounts reported therein. Generally, matters subject to estimation and judgment include amounts related to accounts receivable realization, inventory obsolescence, asset impairments, useful lives of intangible and fixed assets, deferred tax asset valuation allowances, income taxes, pension benefit plan assumptions, accruals related to litigation, warranty costs, environmental remediation costs, worker’s compensation accruals, healthcare accruals and estimates used to allocate Parent company costs and account balances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Revenue recognition—Sales are recognized when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and the collectability of revenue is reasonably assured. Sales are generally recorded upon shipment of product to customers and transfer of title under standard commercial terms. In addition, if Delphi Technologies enters into retroactive price adjustments with its customers, these reductions to revenue are recorded when they are determined to be probable and estimable. From time to time, Delphi Technologies enters into pricing agreements with its customers that provide for price reductions, some of which are conditional upon achieving certain joint cost saving targets. In these instances, revenue is recognized based on the agreed-upon price at the time of shipment.

Sales incentives and allowances are recognized as a reduction to revenue at the time of the related sale. In addition, from time to time, Delphi Technologies makes payments to customers in conjunction with ongoing and future business. These payments to customers are generally recognized as a reduction to revenue at the time of the commitment to make these payments.

Shipping and handling fees billed to customers are included in net sales, while costs of shipping and handling are included in cost of sales.

Delphi Technologies collects and remits taxes assessed by different governmental authorities that are both imposed on and concurrent with a revenue-producing transaction between the Company and the Company’s customers. These taxes may include, but are not limited to, sales, use, value-added, and some excise taxes. Delphi Technologies reports the collection of these taxes on a net basis (excluded from revenues).

Rebates—The Company accrues for rebates pursuant to specific arrangements with certain of its aftermarket customers. Rebates generally provide for price reductions based upon the achievement of specified purchase volumes and are recorded as a reduction of sales as earned by such customers.

Cash and cash equivalents—Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of three months or less.

Accounts receivable—Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company generally does not require collateral for its trade receivables.

Sales of receivables are accounted for in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 860, Transfers and Servicing (“ASC 860”). Agreements which result in true sales of the transferred receivables, as defined in ASC 860, which occur when receivables are transferred without recourse to the Company, are excluded from amounts reported in the combined balance sheets. Cash proceeds received from such sales are included in operating cash flows. Agreements that allow the Company to maintain effective control over the transferred receivables and which do not qualify as a sale, as defined in ASC 860, are accounted for as secured borrowings and recorded in the combined balance sheets within accounts receivable, net and short-term debt. The expenses associated with receivables factoring are recorded in the combined statements of operations within interest expense.

In 2015, the Company entered into arrangements with various financial institutions to sell eligible trade receivables from certain aftermarket customers in North America. These arrangements can be terminated at any time subject to prior written notice. The receivables under these arrangements are sold without recourse to the Company and are therefore accounted for as true sales. During the three and six months ended June 30, 2017, $22 million and $38 million of receivables were sold under these arrangements, and expenses of $1 million and $1 million, respectively, were recognized within interest expense. During the three and six months ended June 30, 2016, $43 million and $75 million of receivables were sold under these arrangements, and expenses of less than $1 million and $2 million, respectively, were recognized within interest expense.

Aptiv centrally maintains a European accounts receivable factoring facility, and Delphi Technologies participates in this facility. As the factoring facility allows Delphi Technologies to maintain effective control over the receivables, the accounts receivable related to this facility are included in the combined balance sheets. Collateral is not required related to these trade accounts receivable. No amounts were outstanding on the European accounts receivable factoring facility as of June 30, 2017 or December 31, 2016.

The Company exchanges certain amounts of accounts receivable, primarily in the Asia Pacific region, for bank notes with original maturities greater than three months. The collection of such bank notes are included in operating cash flows based on the substance of the underlying transactions, which are operating in nature. Bank notes held by the Company with original maturities of three months or less are classified as cash and cash equivalents within the combined balance sheet, and those with original maturities of greater than three months are classified as notes receivable within other current assets. The Company may hold such bank notes until maturity, exchange them with suppliers to settle liabilities, or sell them to third party financial institutions in exchange for cash.

Valuation of long-lived assets—The carrying value of long-lived assets held for use, including definite-lived intangible assets, is periodically evaluated when events or circumstances warrant such a review. The carrying value of a long-lived asset held for use is considered impaired when the anticipated separately identifiable undiscounted cash flows from the asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. Impairment losses on long-lived assets held for sale are recognized if the carrying value of the asset is in excess of the asset’s estimated fair value, reduced for the cost to dispose of the asset. Fair value of long-lived assets is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved (an income approach), and in certain situations the Company’s review of appraisals (a market approach). During the three and six months ended June 30, 2017, Delphi Technologies recorded non-cash asset impairment charges totaling $4 million and $8 million, respectively, within cost of sales related to declines in the fair values of certain fixed assets. During the three and six months ended June 30, 2016, Delphi Technologies recorded non-cash asset impairment charges totaling $22 million within cost of sales related to declines in the fair values of certain fixed assets, $19 million of which related to the initiation of a plant closure of a European manufacturing site within the Powertrain Systems segment in the second quarter of 2016, as further described in Note 8. Restructuring.

Fair value measurements—Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company’s financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable, as well as debt, which consists of debt issued by non-U.S. subsidiaries. For all financial instruments recorded at June 30, 2017 and December 31, 2016, fair value approximates book value. Nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis include long-lived assets, equity and cost method investments, intangible assets and liabilities for exit or disposal activities measured at fair value upon initial recognition. Fair value of long-lived assets is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved and a review of appraisals. As such, the Company has determined that the fair value measurements of long-lived assets fall in Level 3 of the fair value hierarchy.

Intangible assets—Intangible assets were $83 million and $92 million as of June 30, 2017 and December 31, 2016, respectively. The Company amortizes definite-lived intangible assets over their estimated useful lives. Costs to renew or extend the term of acquired intangible assets are recognized as expense as incurred. Amortization expense was $4 million and $8 million for the three and six months ended June 30, 2017 and $5 million and $9 million for the three and six months ended June 30, 2016, respectively.

Goodwill—Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Company tests goodwill for impairment annually in the fourth quarter, or more frequently when indications of potential impairment exist. The Company monitors the existence of potential impairment indicators throughout the fiscal year. The Company tests for goodwill impairment at the reporting unit level. Our reporting units are the components of operating segments which constitute businesses for which discrete financial information is available and is regularly reviewed by segment management.

The impairment test involves first qualitatively assessing goodwill for impairment. If the qualitative assessment is not met we then perform a quantitative assessment by first comparing the estimated fair value of each reporting unit to its carrying value, including goodwill. Fair value reflects the price a market participant would be willing to pay in a potential sale of the reporting unit. If the estimated fair value exceeds carrying value, then we conclude that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its estimated fair value, a second step is required to measure possible goodwill impairment loss. The second step includes hypothetically valuing the tangible and intangible assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination. Then, the implied fair value of the reporting unit’s goodwill is compared to the carrying value of that goodwill. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, we recognize an impairment loss in an amount equal to the excess, not to exceed the carrying value. There were no indicators of potential goodwill impairment during the three and six months ended June 30, 2017. Goodwill was $7 million and $6 million as of June 30, 2017 and December 31, 2016, respectively.

Warranty and product recalls—Expected warranty costs for products sold are recognized at the time of sale of the product based on an estimate of the amount that eventually will be required to settle such obligations. These accruals are based on factors such as past experience, production changes, industry developments and various other considerations. Costs of product recalls, which may include the cost of the product being replaced as well as the customer’s cost of the recall, including labor to remove and replace the recalled part, are accrued as part of our warranty accrual at the time an obligation becomes probable and can be reasonably estimated. These estimates are adjusted from time to time based on facts and circumstances that impact the status of existing claims. Refer to Note 7. Warranty Obligations for additional information.

Income taxes—The Company’s domestic and foreign operating results are included in the income tax returns of the Parent. The Company accounts for income taxes under the separate return method. Under this approach, the Company determines its deferred tax assets and liabilities and related tax expense as if it were filing separate tax returns. Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. In the event the Company determines it is more likely than not that the deferred tax assets will not be realized in the future, the valuation allowance adjustment to the deferred tax assets will be charged to earnings in the period in which we make such a determination. In determining the provision for income taxes for financial statement purposes, the Company makes certain estimates and judgments which affect its evaluation of the carrying value of its deferred tax assets, as well as its calculation of certain tax liabilities. Refer to Note. 11. Income Taxes for additional information.

Foreign currency translation—Assets and liabilities of non-U.S. subsidiaries that use a currency other than U.S. dollars as their functional currency are translated to U.S. dollars at end-of-period currency exchange rates. The combined statements of operations of non-U.S. subsidiaries are translated to U.S. dollars at average-period currency exchange rates. The effect of translation for non-U.S. subsidiaries is generally reported in other comprehensive income (“OCI”). The effect of remeasurement of assets and liabilities of non-U.S. subsidiaries that use the U.S. dollar as their functional currency is primarily included in cost of sales. Also included in cost of sales are gains and losses arising from transactions denominated in a currency other than the functional currency of a particular entity.

Restructuring—The Company continually evaluates alternatives to align the business with the changing needs of its customers and to lower operating costs. This includes the realignment of its existing manufacturing capacity, facility closures, or similar actions, either in the normal course of business or pursuant to significant restructuring programs. These actions may result in employees receiving voluntary or involuntary employee termination benefits, which are mainly pursuant to union or other contractual agreements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when the benefit arrangement is communicated to affected employees, or when liabilities are determined to be probable and estimable, depending on the existence of a substantive plan for severance or termination. Contract termination costs are recorded when contracts are terminated or when Delphi Technologies ceases to use the leased facility and no longer derives economic benefit from the contract. All other exit costs are expensed as incurred. Refer to Note 8. Restructuring for additional information.

Derivative financial instruments—Aptiv centrally manages its exposure to fluctuations in currency exchange rates and certain commodity prices by entering into a variety of forward contracts and swaps with various counterparties. Such financial exposures are managed in accordance with the policies and procedures of Aptiv and accounted for in accordance with ASC Topic 815, Derivatives and Hedging.

Delphi Technologies does not enter into any derivative transactions, contracts, options, or swaps. Accordingly, derivative assets and liabilities held by the Parent at the corporate level were not attributable to Delphi Technologies for any of the periods presented. Due to the Company’s participation in Aptiv’s hedging program, the Company is allocated a portion of the impact from these activities. Based on the exposure levels related to Delphi Technologies, the Company recorded gains of $3 million and $12 million in cost of sales for the three and six months ended June 30, 2017 and $1 million and $5 million in cost of sales for the three and six months ended June 30, 2016, respectively.

Extended disability benefits—The estimated costs associated with extended disability benefits provided to inactive employees were allocated to Delphi Technologies based on its relative portion of participants. Workforce demographic data and historical experience are utilized to develop projections of time frames and related expense for postemployment benefits.

Workers’ compensation benefits—Workers’ compensation benefit accruals are actuarially determined and are subject to the existing workers’ compensation laws that vary by location. Accruals for workers’ compensation benefits represent the discounted future cash expenditures expected during the period between the incidents necessitating the employees to be idled and the time when such employees return to work, are eligible for retirement or otherwise terminate their employment.

Share-based compensation—Certain U.S. and non-U.S. employees of Delphi Technologies are covered by the Parent-sponsored share-based compensation arrangement, the Delphi Automotive PLC Long Term Incentive Plan, as amended and restated effective April 23, 2015 (the “PLC LTIP”), under which grants of restricted stock units (“RSUs”) have been made in each period from 2012 to 2017. Share-based compensation expense within the combined financial statements has been allocated to Delphi Technologies based on the awards and terms previously granted to Delphi Technologies employees while part of Aptiv, and includes the cost of Delphi Technologies employees who participate in the Aptiv plan as well as an allocated portion of the cost of Aptiv senior management awards.

The RSU awards include a time-based vesting portion and a performance-based vesting portion. The performance-based vesting portion includes performance and market conditions in addition to service conditions. The grant date fair value of the RSUs is determined based on the closing price of the Aptiv’s ordinary shares on the date of the grant of the award, including an estimate for forfeitures, and a contemporaneous valuation performed by an independent valuation specialist with respect to awards with market conditions. The Company accounts for compensation expense incurred by the Parent based upon the grant date fair value of the awards applied to the best estimate of ultimate performance against the respective targets on a straight-line basis over the requisite vesting period of the awards. The performance conditions require management to make assumptions regarding the likelihood of achieving certain performance goals. Changes in these performance assumptions, as well as differences in actual results from management’s estimates, could result in estimated or actual values different from previously estimated fair values. Refer to Note 13. Share-Based Compensation for additional information on the share-based compensation plans of the Parent that certain employees of the Company participate in.

Pension and Other Post-Retirement Benefits (OPEB)—Certain of the Company’s non-U.S. subsidiaries sponsor defined-benefit pension plans, which generally provide benefits based on negotiated amounts for each year of service. Certain Delphi Technologies employees, primarily in the United Kingdom (“U.K.”), France, Mexico and Turkey, participate in these plans (collectively, the “Direct Plans”). The Direct Plans, which relate solely to the Company, are included within the combined financial statements. In addition to the Direct Plans, certain of the Company’s employees in Germany and the U.S. participate in defined benefit pension plans (collectively, the “Shared Plans”) sponsored by Aptiv that include Delphi Technologies employees as well as employees of other Aptiv subsidiaries. Under the guidance in ASC 715, Compensation—Retirement Benefits, the Company accounts for the Shared Plans as multiemployer plans, and accordingly the Company does not record an asset or liability to recognize the funded status of the Shared Plans. The related pension and other postemployment expenses of the Shared Plans are charged to Delphi Technologies based primarily on the service cost of active participants. These expenses were funded through intercompany transactions with Aptiv that are reflected within the Net parent investment in the combined financial statements. Refer to Note 9. Pension Benefits for additional information.

Delphi Technologies Net Parent Investment—The Delphi Technologies net parent investment account includes the accumulation of the Company’s historical earnings, cumulative currency translation adjustments, dividend payments, and other transactions between the Company and the Parent.

Customer Concentrations—Net sales to Delphi Technologies’ largest customers, which were principally attributable to the Powertrain Systems segment, and the corresponding percentage of total net sales for the three and six months ended June 30, 2017 and 2016 were as follows:

	Three Months Ended June 30, 2017		Three Months Ended June 30, 2016		Six Months Ended June 30, 2017		Six Months Ended June 30, 2016
	Net Sales	Percentage of total	Net Sales	Percentage of total	Net Sales	Percentage of total	Net Sales	Percentage of total
	(Net sales in millions)
General Motors Company	$113	10%	$101	9%	$221	9%	$188	8%
Daimler AG	101	8%	105	9%	204	9%	211	9%
Hyundai Motor Company	91	8%	109	9%	178	8%	218	10%
Other	882	74%	831	73%	1,752	74%	1,646	73%

Net sales	$1,187	100%	$1,146	100%	$2,355	100%	$2,263	100%

Recently issued accounting pronouncements—In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU supersedes most of the existing guidance on revenue recognition in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition and establishes a broad principle that would require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this principle, an entity identifies the contract with a customer, identifies the separate performance obligations in the contract, determines the transaction price, allocates the transaction price to the separate performance obligations and recognizes revenue when each separate performance obligation is satisfied. The FASB has subsequently issued additional ASUs to clarify certain elements of the new revenue recognition guidance. The guidance is effective for fiscal years beginning after December 15, 2017, and is to be applied retrospectively using one of two transition methods at the entity’s election. The full retrospective method requires companies to recast each prior reporting period presented as if the new guidance had always existed. Under the modified retrospective method, companies would recognize the cumulative effect of initially applying the standard as an adjustment to opening retained earnings at the date of initial application.

The Company has continued to monitor FASB activity related to the new standard, and has worked with various non-authoritative industry groups to assess certain interpretative issues and the associated implementation of the new standard. The Company has drafted its accounting policy for the new standard based on a detailed review of its business and contracts. While the Company continues to assess all potential impacts of the new standard, we do not currently expect that the adoption of the new revenue standard will have a material impact on our revenues, results of operations or financial position. As a result of the adoption of this standard, the Company expects to make additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers as required by the new standard. The Company plans to adopt the new revenue standard effective January 1, 2018. The Company has not yet selected a transition method and continues to evaluate the effect of the standard on our ongoing financial reporting and implementation approach.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This guidance requires an entity to measure inventory at the lower of cost and net realizable value, rather than at the lower of cost or market. The guidance is effective for interim and annual periods beginning after December 15, 2016, and is to be applied prospectively. The Company adopted this guidance in the first quarter of 2017 on a prospective basis. The adoption of this guidance did not have a significant impact on the Company’s financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance makes targeted improvements to existing U.S. GAAP for financial instruments, including requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee)

to be measured at fair value with changes in fair value recognized in net income; requiring entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset and requiring entities to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017. Early adoption of the own credit provision is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its combined financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under this guidance, lessees will be required to recognize on the balance sheet a lease liability and a right-of-use asset for all leases, with the exception of short-term leases. The lease liability represents the lessee’s obligation to make lease payments arising from a lease, and will be measured as the present value of the lease payments. The right-of-use asset represents the lessee’s right to use a specified asset for the lease term, and will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee’s initial direct costs. The standard also requires a lessee to recognize a single lease cost allocated over the lease term, generally on a straight-line basis. The new guidance is effective for fiscal years beginning after December 15, 2018. ASU 2016-02 is required to be applied using the modified retrospective approach for all leases existing as of the effective date and provides for certain practical expedients. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of ASU 2016-02 will have on the Company’s combined financial statements, and anticipates the new guidance will impact its combined financial statements as the Company has a number of operating leases.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This guidance contains multiple updates related to the accounting and financial statement presentation of share-based payment transactions. Under the new guidance, excess tax benefits will be recognized as income tax expense in the period in which the awards vest, as opposed to being recognized in additional paid-in capital when the deduction reduces taxes payable. Excess tax benefits will be classified as an operating activity within the statement of cash flows, as opposed to a financing activity. The new guidance also clarifies that cash paid by an employer when withholding shares for tax withholding purposes should be classified as a financing activity, and also permits an accounting policy election for accruing compensation cost to either estimate the number of awards that are expected to vest, similar to current U.S. GAAP, or account for forfeitures when they occur. The new guidance is effective for fiscal years beginning after December 15, 2016. The method of transition is dependent on the particular provision within the new guidance. The Company adopted this guidance in the first quarter of 2017. The provisions of ASU 2016-09 related to the timing of when excess tax benefits are recognized were adopted using a modified retrospective transition method by means of an immaterial cumulative-effect adjustment to net parent investment as of January 1, 2017. On a prospective basis, excess tax benefits will be recognized as income tax expense in the period in which the awards vest, as opposed to being recognized in net parent investment when the deduction reduces taxes payable. Such excess tax benefits will be classified as an operating activity within the combined statement of cash flows prospectively, as opposed to a financing activity. The adoption of ASU 2016-09 did not materially impact the Company’s financial position, results of operations, equity or cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. This guidance also requires enhanced disclosures regarding significant estimates and judgments used in estimating credit losses. The new guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact that the adoption of this guidance will have on its combined financial statements.

In September 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This guidance clarifies the presentation requirements of eight specific issues within the statement of cash flows. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements, as the Company’s treatment of the relevant affected items within its combined statement of cash flows is consistent with the requirements of this guidance.

In October 2016, the FASB issued ASU No. 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory. This guidance requires that the tax effects of all intra-entity sales of assets other than inventory be recognized in the period in which the transaction occurs. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption as of the beginning of an annual reporting period is permitted. The guidance is to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact that the adoption of this guidance will have on its combined financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and restricted cash. As a result, restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, and the new guidance is to be applied retrospectively. The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This guidance simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test, which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount. Under the new guidance, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The standard will be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its financial statements, but does not anticipate a material impact. As this standard is prospective in nature, the impact to the Company’s financial statements of not performing step two to measure the amount of any potential goodwill impairment will depend on various factors associated with the Company’s assessment of goodwill for impairment in those future periods.

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”), which changes the presentation of net periodic pension and postretirement benefit cost in the income statement. Under the new guidance, employers present the service cost component of the net periodic benefit cost in the same income statement line items as other employee compensation costs for services rendered during the period. In addition, only the service cost component is eligible for capitalization as an asset. Employers present the other components of net periodic benefit cost separately from the line items that include the service cost component and outside of operating income. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted as of the beginning of an annual period. The new guidance related to the presentation of the components of net periodic benefit cost within the income statement will be applied retrospectively. The new guidance limiting the capitalization of net periodic benefit cost in assets to the service cost component will be applied prospectively. As permitted, the Company elected to early adopt this guidance effective January 1, 2017, and has classified the components of net periodic pension and postretirement benefit cost other than service costs in other expense within the combined statement of operations for all periods presented. Refer to Note 9. Pension Benefits for further detail of the components of net periodic benefit costs.

3. RELATED PARTY TRANSACTIONS

The Company has historically operated as part of the Parent and not as a stand-alone company. Accordingly, the Parent has allocated certain account balances and costs to the Company that are reflected within these combined financial statements. Management considers the allocation methodologies used by the Parent to be reasonable and to appropriately reflect the related expenses attributable to the Company for purposes of the carve-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses the Company will incur in the future. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including the Company’s capital structure, information technology and infrastructure.

As described in Note 1. Business and Basis of Presentation, the Company participates in a global cash pooling arrangement operated by the Parent and certain of its subsidiaries, whereby cash generated by Delphi Technologies is managed by Aptiv. This arrangement manages the working capital needs of the Company. The majority of the Company’s cash is transferred to Aptiv, and Aptiv funds the Company’s operating and investing activities as necessary. The cumulative net transfers related to these transactions are recorded in Net parent investment in the combined financial statements.

Related Party Sales and Purchases

In the ordinary course of business, the Company enters into transactions with related parties, which are subsidiaries and other businesses of the Parent, for the sale or purchase of goods, as well as other arrangements, such as providing engineering services for other Aptiv subsidiaries.

Net sales of products from Delphi Technologies to uncombined Aptiv affiliates were $1 million for the three and six months ended June 30, 2017. There were no net sales from Delphi Technologies to uncombined Aptiv affiliates during the three and six months ended June 30, 2016. Total purchases from uncombined Aptiv affiliates totaled $21 million and $43 million for the three and six months ended June 30, 2017, respectively. Total purchases from uncombined Aptiv affiliates totaled $27 million and $53 million for the three and six months ended June 30, 2016, respectively.

As of June 30, 2017 and December 31, 2016, the net amount due to Aptiv affiliates from related-party transactions was $49 million and $62 million, respectively. The Company’s average receivable and payable balances with related parties during each period were consistent with the period end balances.

Allocations of Costs for Parent Services

The Company has certain services and functions provided to it by the Parent. These services and functions included, but were not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology (“IT”) services and support, cash management, payroll processing, pension and benefit administration and other shared services. These costs were allocated using methodologies that management believes were reasonable for the item being allocated. Allocation methodologies included direct usage when identifiable, as well as the Company’s relative share of revenues, headcount or functional spend as a percentage of the total.

The total costs for services and functions allocated to the Company from the Parent were as follows for the three and six months ended June 30, 2017 and 2016:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(in millions)
Cost of sales	$6	$9	$17	$22
Selling, general and administrative	46	33	79	65

Total cost of parent services	$52	$42	$96	$87

Net Parent Investment

Net Parent investment on the combined balance sheets and combined statements of net parent investment represents Aptiv’s historical investment in Delphi Technologies, the net effect of transactions with, and allocations from, Aptiv, as well as Delphi Technologies’ accumulated earnings and other comprehensive income. Net transfers to Parent are included within Net Parent investment. The components of Net transfers to Parent were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(in millions)
Cash pooling and general financing activities, net	$(171)	$(97)	$(213)	$(247)
Corporate cost allocations	52	42	96	87

Net transfers to parent	$(119)	$(55)	$(117)	$(160)

4. INVENTORIES

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or net realizable value, including direct material costs and direct and indirect manufacturing costs. A summary of inventories is shown below:

	June 30, 2017	December 31, 2016
	(in millions)
Productive material	$198	$158
Work-in-process	47	41
Finished goods	207	175

Total	$452	$374

5. ASSETS

Other current assets consisted of the following:

	June 30, 2017	December 31, 2016
	(in millions)
Value added tax receivable	$50	$48
Prepaid insurance and other expenses	8	4
Reimbursable engineering costs	11	16
Notes receivable	26	36
Income and other taxes receivable	3	1
Deposits to vendors	2	3

Total	$100	$108

Other long-term assets consisted of the following:

	June 30, 2017	December 31, 2016
	(in millions)
Deferred income taxes (Note 11)	$146	$146
Income and other taxes receivable	40	26
Reimbursable engineering costs	2	—
Value added taxes receivable	1	—
Investment in Tula Technology, Inc.	20	20
Other	33	31

Total	$242	$223

6. LIABILITIES

Accrued liabilities consisted of the following:

	June 30, 2017	December 31, 2016
	(in millions)
Payroll-related obligations	$49	$39
Employee benefits, including current pension obligations	16	28
Income and other taxes payable	46	39
Warranty obligations (Note 7)	58	51
Restructuring (Note 8)	70	62
Customer deposits	7	8
Freight	13	10
Outside services	13	10
Deferred revenue	8	11
Accrued rebates	20	24
Other	57	49

Total	$357	$331

Other long-term liabilities consisted of the following:

	June 30, 2017	December 31, 2016
	(in millions)
Environmental (Note 10)	$1	$1
Warranty obligations (Note 7)	40	45
Restructuring (Note 8)	49	21
Deferred income taxes	14	17
Other	20	19

Total	$124	$103

7. WARRANTY OBLIGATIONS

Expected warranty costs for products sold are recognized principally at the time of sale of the product based on an estimate of the amount that will eventually be required to settle such obligations. These accruals are based on factors such as past experience, production changes, industry developments and various other considerations. The estimated costs related to product recalls based on a formal campaign soliciting return of that product are accrued at the time an obligation becomes probable and can be reasonably estimated. These estimates are adjusted from time to time based on facts and circumstances that impact the status of existing claims. Delphi Technologies has recognized its best estimate for its total aggregate warranty reserves, including product recall costs, across all of its operating segments as of June 30, 2017. The Company estimates the reasonably possible amount to ultimately resolve all matters in excess of the recorded reserves as of June 30, 2017 to be zero to $15 million.

The table below summarizes the activity in the product warranty liability for the six months ended June 30, 2017:

Warranty Obligations
(in millions)
Accrual balance at beginning of period	$96
Provision for estimated warranties incurred during the period	18
Changes in estimate for pre-existing warranties	3
Settlements made during the period (in cash or in kind)	(23)
Foreign currency translation and other	4

Accrual balance at end of period	$98

8. RESTRUCTURING

The Company’s restructuring activities are undertaken as necessary to implement management’s strategy, streamline operations, take advantage of available capacity and resources, and ultimately achieve net cost reductions. These activities generally relate to the realignment of existing manufacturing capacity and closure of facilities and other exit or disposal activities, as it relates to executing Delphi Technologies’ strategy, either in the normal course of business or pursuant to significant restructuring programs.

As part of the Company’s continued efforts to optimize its cost structure, it has undertaken several restructuring programs which include workforce reductions as well as plant closures. These programs are primarily focused on the continued rotation of our manufacturing footprint to best cost locations in Europe and on reducing global overhead costs. The Company recorded employee-related and other restructuring charges related to these programs totaling approximately $66 million and $76 million during the three and six months ended June 30, 2017, respectively.

The charges recorded during the three and six months ended June 30, 2017 included the recognition of approximately $53 million for the initiation of the closure of a Western European manufacturing site within the Powertrain Systems segment, associated with separation costs for approximately 500 employees. Cash payments for this restructuring action are expected to be principally completed by 2020.

The Company recorded employee-related and other restructuring charges totaling approximately $124 million and $130 million during the three and six months ended June 30, 2016, respectively. These charges were principally for programs focused on the continued rotation of our manufacturing footprint to best cost locations in Europe, $88 million of which related to the closure of a European manufacturing site within the Powertrain Systems segment, associated with separation costs for approximately 500 employees. Additionally, the Company recognized non-cash asset impairment charges of $19 million in the second quarter of 2016 related to the initiation of this plant closure, which are recorded within cost of sales.

Restructuring charges for employee separation and termination benefits are paid either over the severance period or in a lump sum in accordance with either statutory requirements or individual agreements. Delphi Technologies incurred cash expenditures related to its restructuring programs of approximately $46 million and $61 million in the six months ended June 30, 2017 and 2016, respectively.

The following table summarizes the restructuring charges recorded for the three and six months ended June 30, 2017 and 2016 by operating segment:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(in millions)		(in millions)
Powertrain Systems	$64	$116	$68	$121
PSS	2	8	8	9

Total	$66	$124	$76	$130

The table below summarizes the activity in the restructuring liability for the six months ended June 30, 2017:

	Employee Termination Benefits Liability	Other Exit Costs Liability	Total
	(in millions)
Accrual balance at January 1, 2017	$79	$4	$83
Provision for estimated expenses incurred during the period	76	—	76
Payments made during the period	(44)	(2)	(46)
Foreign currency and other	7	(1)	6

Accrual balance at June 30, 2017	$118	$1	$119

9. PENSION BENEFITS

The Company sponsors defined benefit pension plans for certain employees and retirees outside of the U.S. The Company’s primary non-U.S. plans are located in the U.K., France and Mexico. The U.K. and certain Mexican plans are funded. In addition, the Company has defined benefit plans in South Korea, Turkey and Italy for which amounts are payable to employees immediately upon separation. The obligations for these plans are recorded over the requisite service period. Delphi Technologies does not have any U.S. pension assets or liabilities.

The amounts shown below reflect the defined benefit pension expense for the three and six months ended June 30, 2017 and 2016:

	Non-U.S. Plans		U.S. Plans
	Three Months Ended June 30,
	2017	2016	2017	2016
	(in millions)
Service cost	$9	$8	$—	$—
Interest cost	9	10	—	—
Expected return on plan assets	(12)	(12)	—	—
Amortization of actuarial losses	7	2	—	—

Net periodic benefit cost	$13	$8	$—	$—

	Non-U.S. Plans		U.S. Plans
	Six Months Ended June 30,
	2017	2016	2017	2016
	(in millions)
Service cost	$17	$15	$—	$—
Interest cost	17	19	—	—
Expected return on plan assets	(23)	(23)	—	—
Amortization of actuarial losses	13	3	—	—

Net periodic benefit cost	$24	$14	$—	$—

As described in Note 2. Significant Accounting Policies, during the first quarter of 2017, the Company elected to early adopt ASU 2017-07. As a result, service costs are classified as employee compensation costs within cost of sales and selling, general and administrative expense within the consolidated statement of operations. All other components of net periodic benefit cost are classified within other expense for all periods presented.

10. COMMITMENTS AND CONTINGENCIES

Ordinary Business Litigation

Delphi Technologies is from time to time subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, alleged breaches of contracts, product warranties, intellectual property matters, and employment-related matters. It is the opinion of Delphi Technologies that the outcome of such matters will not have a material adverse impact on the combined financial position, results of operations, or cash flows of Delphi Technologies. With respect to warranty matters, although Delphi Technologies cannot ensure that the future costs of warranty claims by customers will not be material, Delphi Technologies believes its established reserves are adequate to cover potential warranty settlements.

Brazil Matters

Delphi Technologies conducts business operations in Brazil that are subject to the Brazilian federal labor, social security, environmental, tax and customs laws, as well as a variety of state and local laws. While Delphi Technologies believes it complies with such laws, they are complex, subject to varying interpretations, and the Company is often engaged in litigation with government agencies regarding the application of these laws to particular circumstances. As of June 30, 2017, the majority of claims asserted against Delphi Technologies in Brazil relate to such litigation. The remaining claims in Brazil relate to commercial and labor litigation with private parties. As of June 30, 2017, claims totaling approximately $65 million (using June 30, 2017 foreign currency rates) have been asserted against Delphi Technologies in Brazil. As of June 30, 2017, the Company maintains accruals for these asserted claims of approximately $10 million (using June 30, 2017 foreign currency rates). The amounts accrued represent claims that are deemed probable of loss and are reasonably estimable based on the Company’s analyses and assessment of the asserted claims and prior experience with similar matters. While the Company believes its accruals are adequate, the final amounts required to resolve these matters could differ materially from the Company’s recorded estimates and Delphi Technologies’ results of operations could be materially affected. The Company estimates the reasonably possible loss in excess of the amounts accrued related to these claims to be zero to $55 million.

Environmental Matters

Delphi Technologies is subject to the requirements of U.S. federal, state, local and non-U.S. environmental and safety and health laws and regulations. As of June 30, 2017 and December 31, 2016, the undiscounted reserve for environmental investigation and remediation, which was recorded within other long-term liabilities, was approximately $1 million and $1 million, respectively. Delphi Technologies cannot ensure that environmental requirements will not change or become more stringent over time or that its eventual environmental remediation costs and liabilities will not exceed the amount of its current reserves. In the event that such liabilities were to significantly exceed the amounts recorded, Delphi Technologies’ results of operations could be materially affected. At June 30, 2017 the difference between the recorded liabilities and the reasonably possible range of potential loss was not material.

11. INCOME TAXES

Operations of certain businesses included in Delphi Technologies’ combined financial statements are divisions of legal entities included in Aptiv’s consolidated U.S. federal and state income tax returns, or tax returns of non-U.S. entities of Aptiv. The provision for income taxes and related balance sheet accounts of such entities have been prepared and presented in the combined financial statements based on a separate return basis. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances of Delphi Technologies prior to or subsequent to the separation.

The Parent’s global tax model has been developed based upon its entire portfolio of business. Accordingly, the Company’s tax results as presented are not necessarily indicative of future performance and do not necessarily reflect the results that would have generated as an independent company for the periods presented. Because portions of the Company’s operations are included in the Parent’s tax returns, payments to certain tax authorities are made by the Parent, and not by the Company. With the exception of certain dedicated foreign entities, the Company does not maintain taxes payable to/from Aptiv and the balances are deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in the Parent’s net investment.

At the end of each interim period, the Company makes its best estimate of the annual expected effective income tax rate and applies that rate to its ordinary year-to-date earnings or loss. The income tax provision or benefit related to unusual or infrequent items, if applicable, that will be separately reported or reported net of their related tax effects are individually computed and recognized in the interim period in which those items occur. In addition, the effect of changes in enacted tax laws or rates, tax status, judgment on the realizability of a beginning-of-the-year deferred tax asset in future years or income tax contingencies is recognized in the interim period in which the change occurs.

The computation of the annual expected effective income tax rate at each interim period requires certain estimates and assumptions including, but not limited to, the expected pre-tax income (or loss) for the year, projections of the proportion of income (and/or loss) earned and taxed in respective jurisdictions, permanent and temporary differences, and the likelihood of the realizability of deferred tax assets generated in the current year. Jurisdictions with a projected loss for the year or a year-to-date loss for which no tax benefit or expense can be recognized due to a valuation allowance are excluded from the estimated annual effective tax rate. The impact of such an exclusion could result in a higher or lower effective tax rate during a particular quarter, based upon the composition and timing of actual earnings compared to annual projections. The estimates used to compute the provision or benefit for income taxes may change as new events occur, additional information is obtained or as our tax environment changes. To the extent that the expected annual effective income tax rate changes, the effect of the change on prior interim periods is included in the income tax provision in the period in which the change in estimate occurs.

The Company’s income tax expense and effective tax rate for the three and six months ended June 30, 2017 and 2016 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(dollars in millions)
Income tax expense (benefit)	$22	$(2)	$53	$13
Effective tax rate	28%	29%	24%	12%

The Company’s tax rate is affected by the fact that its parent entity is a U.K. resident taxpayer, the tax rates in the U.K. and other jurisdictions in which the Company operates, the relative amount of income earned by jurisdiction and the relative amount of losses or income for which no tax benefit or expense was recognized due to a valuation allowance. The Company’s effective tax rate was impacted by unfavorable changes in geographic income mix in 2017 as compared to 2016, primarily due to changes in the underlying business operations, as well as the tax benefit recognized in the prior period due to the restructuring charges recorded within the Powertrain Systems segment in the second quarter of 2016, as more fully described in Note 8. Restructuring.

12. CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss) attributable to Delphi Technologies (net of tax) are shown below.

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(in millions)
Foreign currency translation adjustments:
Balance at beginning of period	$(391)	$(315)	$(419)	$(339)
Aggregate adjustment for the period	54	(36)	82	(12)

Balance at end of period	(337)	(351)	(337)	(351)

Pension and postretirement plans:
Balance at beginning of period	$(288)	$(152)	$(292)	$(157)
Other comprehensive income before reclassifications (net tax effect of $1, $2, $1 and $3)	(3)	11	(4)	15
Reclassification to income (net tax effect of $1, $1, $2 and $1)	6	1	11	2

Balance at end of period	(285)	(140)	(285)	(140)

Accumulated other comprehensive loss, end of period	$(622)	$(491)	$(622)	$(491)

Reclassifications from accumulated other comprehensive income (loss) to income were as follows:

Reclassification Out of Accumulated Other Comprehensive Income (Loss)
Details About Accumulated Other Comprehensive Income Components	Three Months Ended June 30,		Six Months Ended June 30,		Affected Line Item in the Statement of Operations
	2017	2016	2017	2016
	(in millions)
Pension and postretirement plans:
Actuarial loss	$(7)	$(2)	$(13)	$(3)	Other expense (1)

	(7)	(2)	(13)	(3)	Income before income taxes
	1	1	2	1	Income tax expense

	(6)	(1)	(11)	(2)	Net income
	—	—	—	—	Net income attributable to noncontrolling interest

	$(6)	$(1)	$(11)	$(2)	Net income attributable to Delphi Technologies

Total reclassifications for the period	$(6)	$(1)	$(11)	$(2)

(1)	These accumulated other comprehensive loss components are components of net periodic pension cost (see Note 9. Pension Benefits for additional details).

13. SHARE-BASED COMPENSATION

Certain U.S. and non-U.S. employees of Delphi Technologies are covered by the Parent-sponsored share-based compensation arrangement, the Delphi Automotive PLC Long Term Incentive Plan, as amended and restated effective April 23, 2015 (the “PLC LTIP”). The PLC LTIP allows for the grant of awards of up to 22,977,116 Aptiv ordinary shares for long-term compensation. The PLC LTIP is designed to align the interests of management and shareholders. The awards can be in the form of shares, options, stock appreciation rights, restricted stock, RSUs, performance awards, and other share-based awards to the employees, directors, consultants and advisors of Aptiv.

Aptiv has made annual grants of RSUs to its executives in February of each year beginning in 2012 in order to align management compensation with Aptiv’s overall business strategy. Aptiv has competitive and market-appropriate ownership requirements. All of the RSUs granted under the PLC LTIP are eligible to receive dividend equivalents for any dividend paid from the grant date through the vesting date. Dividend equivalents are generally paid out in ordinary shares upon vesting of the underlying RSUs.

These awards include a time-based vesting portion and a performance-based vesting portion, as well as continuity awards in certain years. The time-based RSUs, which make up 25% of the awards for Aptiv’s officers and 50% for Aptiv’s other executives, vest ratably over three years beginning on the first anniversary of the grant date. The performance-based RSUs, which make up 75% of the awards for Aptiv’s officers and 50% for Aptiv’s other executives, vest at the completion of a three-year performance period if certain targets are met. Each executive will receive between 0% and 200% of his or her target performance-based award based on Aptiv’s performance against established company-wide performance metrics, which are:

Metric	2016 - 2017 Grants	2013 - 2015 Grants	2012 Grant
Average return on net assets (1)	50%	50%	50%
Cumulative net income	25%	N/A	30%
Cumulative earnings per share (2)	N/A	30%	N/A
Relative total shareholder return (3)	25%	20%	20%

(1)	Average return on net assets is measured by Aptiv’s tax-affected operating income divided by Aptiv’s average net working capital plus average net property, plant and equipment for each calendar year during the respective performance period.
(2)	Cumulative earnings per share is measured by net income attributable to Aptiv divided by the weighted average number of diluted shares outstanding for the respective three-year performance period.
(3)	Relative total shareholder return is measured by comparing the average closing price per share of Aptiv’s ordinary shares for all available trading days in the fourth quarter of the end of the performance period to the average closing price per share of Aptiv’s ordinary shares for all available trading days in the fourth quarter of the year preceding the grant, including dividends, and assessed against a comparable measure of competitor and peer group companies.

Any new executives hired after the annual executive RSU grant date may be eligible to participate in the PLC LTIP. Any off cycle grants made for new hires are valued at their grant date fair value based on the closing price of Aptiv’s ordinary shares on the date of such grant.

The grant date fair value of the RSUs is determined based on the target number of awards issued, the closing price of Aptiv’s ordinary shares on the date of the grant of the award, including an estimate for forfeitures, and a contemporaneous valuation performed by an independent valuation specialist with respect to the relative total shareholder return awards.

A summary of activity, including award grants, vesting and forfeitures for Delphi Technologies employees who participate in the Aptiv plan is provided below:

	RSUs	Weighted Average Grant Date Fair Value
	(in thousands)
Nonvested, January 1, 2017	220	$76.54
Granted	112	79.68
Vested	(43)	73.85
Forfeited	(15)	76.78

Nonvested, June 30, 2017	274	78.23

Share-based compensation expense within the combined financial statements has been allocated to Delphi Technologies based on the awards and terms previously granted to Delphi Technologies employees while part of Aptiv, and includes the cost of Delphi Technologies employees who participate in the Aptiv plan as well as an allocated portion of the cost of Aptiv senior management awards. Share-based compensation expense recorded within the combined statement of operations, which includes the cost of Delphi Technologies employees who participate in the Aptiv plan as well as an allocated portion of the cost of Aptiv senior management awards, was $3 million ($3 million, net of tax) and $8 million ($7 million, net of tax) based on the Company’s best estimate of ultimate performance against the respective targets during the three and six months ended June 30, 2017, respectively. Share-based compensation expense was $2 million ($1 million, net of tax) and $7 million ($6 million net of tax) based on the Company’s best estimate of ultimate performance against the respective targets during the three and six months ended June 30, 2016, respectively. The Company will continue to recognize compensation expense, based on the grant date fair value of the awards applied to the Company’s best estimate of ultimate performance against the respective targets, over the requisite vesting periods of the awards. Based on the grant date fair value of the awards and the Company’s best estimate of ultimate performance against the respective targets as of June 30, 2017, unrecognized compensation expense on a pretax basis of approximately $31 million is anticipated to be recognized over a weighted average period of approximately 2 years.

14. SEGMENT REPORTING

Delphi Technologies operates its core business along the following operating segments, which are grouped on the basis of similar product, market and operating factors:

•	Powertrain Systems, which manufactures fuel injection systems as well as various other powertrain products including valvetrain, fuel delivery modules, ignition coils, canisters, sensors, valves and actuators. This segment also offers electronic control modules and corresponding software, as well as power electronics solutions including supervisory controllers and software, converters and inverters.

•	PSS, which sells a portfolio of aftermarket products and services to independent aftermarket customers and for original equipment service, including a wide variety of powertrain and select additional vehicle components.

•	Eliminations and Other, which includes the elimination of inter-segment transactions.

The accounting policies of the segments are the same as those described in Note 2. Significant Accounting Policies, except that the disaggregated financial results for the segments have been prepared using a management approach, which is consistent with the basis and manner in which management internally disaggregates financial information for which Delphi Technologies’ chief operating decision maker regularly reviews financial results to assess performance of, and make internal operating decisions about allocating resources to, the segments.

Generally, Delphi Technologies evaluates segment performance based on stand-alone segment net income before interest expense, other income (expense), net, income tax expense, equity income (loss), net of tax, income (loss) from discontinued operations, net of tax, restructuring, separation costs related to the planned spin-off, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures), asset impairments and gains (losses) on business divestitures (“Adjusted Operating Income”) and accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, at current market prices. Delphi Technologies’ management utilizes Adjusted Operating Income as the key performance measure of segment income or loss to evaluate segment performance, and for planning and forecasting purposes to allocate resources to the segments, as management believes this measure is most reflective of the operational profitability or loss of Delphi Technologies’ operating segments. Segment Adjusted Operating Income should not be considered a substitute for results prepared in accordance with U.S. GAAP and should not be considered an alternative to net income attributable to Delphi Technologies, which is the most directly comparable financial measure to Adjusted Operating Income that is prepared in accordance with U.S. GAAP. Segment Adjusted Operating Income, as determined and measured by Delphi Technologies, should also not be compared to similarly titled measures reported by other companies.

Included below are sales and operating data for the Company’s segments for the three and six months ended June 30, 2017 and 2016.

	Powertrain Systems	PSS	Eliminations and Other (1)	Total
	(in millions)
For the Three Months Ended June 30, 2017:
Net sales	$1,035	$232	$(80)	$1,187
Depreciation and amortization	$48	$1	$—	$49
Adjusted operating income	$141	$23	$—	$164
Operating income (2)	$61	$18	$—	$79
Equity loss	$(1)	$—	$—	$(1)
Net income attributable to noncontrolling interest	$8	$—	$—	$8

	Powertrain Systems	PSS	Eliminations and Other (1)	Total
	(in millions)
For the Three Months Ended June 30, 2016:
Net sales	$983	$235	$(72)	$1,146
Depreciation and amortization (3)	$68	$1	$—	$69
Adjusted operating income	$114	$23	$—	$137
Operating (loss) income (4)	$(24)	$15	$—	$(9)
Equity income	$—	$—	$—	$—
Net income attributable to noncontrolling interest	$7	$—	$—	$7

	Powertrain Systems	PSS	Eliminations and Other (1)	Total
	(in millions)
For the Six Months Ended June 30, 2017:
Net sales	$2,058	$454	$(157)	$2,355
Depreciation and amortization	$94	$3	$—	$97
Adjusted operating income	$291	$35	$—	$326
Operating income (2)	$203	$24	$—	$227
Equity income	$—	$—	$—	$—
Net income attributable to noncontrolling interest	$16	$—	$—	$16

	Powertrain Systems	PSS	Eliminations and Other (1)	Total
	(in millions)
For the Six Months Ended June 30, 2016:
Net sales	$1,946	$449	$(132)	$2,263
Depreciation and amortization (3)	$110	$3	$—	$113
Adjusted operating income	$218	$43	$—	$261
Operating income (4)	$75	$32	$—	$107
Equity income	$—	$—	$—	$—
Net income attributable to noncontrolling interest	$15	$—	$—	$15

(1)	Eliminations and Other includes the elimination of inter-segment transactions.
(2)	Includes $66 million and $76 million of charges recorded related to costs associated with employee termination benefits and other exit costs for the three and six months ended June 30, 2017, respectively.
(3)	Includes asset impairment charges of $22 million within Powertrain Systems.
(4)	Includes $124 million and $130 million of charges recorded related to costs associated with employee termination benefits and other exit costs for the three and six months ended June 30, 2016, respectively.

The reconciliation of Adjusted Operating Income to Operating Income includes, as applicable, restructuring, separation costs, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures) and asset impairments. The reconciliation of Adjusted Operating Income to net income attributable to Delphi Technologies for the three and six months ended June 30, 2017 and 2016 are as follows:

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Three Months Ended June 30, 2017:
Adjusted operating income	$141	$23	$—	$164
Restructuring	(64)	(2)	—	(66)
Separation costs	(12)	(3)	—	(15)
Asset impairments	(4)	—	—	(4)

Operating income	$61	$18	$—	79

Interest expense				—
Other income, net				—

Income before income taxes and equity income				79
Income tax expense				(22)
Equity loss, net of tax				(1)

Net income				56
Net income attributable to noncontrolling interest				8

Net income attributable to Delphi Technologies				$48

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Three Months Ended June 30, 2016:
Adjusted operating income	$114	$23	$—	$137
Restructuring	(116)	(8)	—	(124)
Asset impairments	(22)	—	—	(22)

Operating (loss) income	$(24)	$15	$—	(9)

Interest expense				(1)
Other income, net				3

Loss before income taxes and equity income				(7)
Income tax benefit				2
Equity income, net of tax				—

Net loss				(5)
Net income attributable to noncontrolling interest				7

Net loss attributable to Delphi Technologies				$(12)

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Six Months Ended June 30, 2017:
Adjusted operating income	$291	$35	$—	$326
Restructuring	(68)	(8)	—	(76)
Separation costs	(12)	(3)	—	(15)
Asset impairments	(8)	—	—	(8)

Operating income	$203	$24	$—	227

Interest expense				(1)
Other expense, net				(6)

Income before income taxes and equity income				220
Income tax expense				(53)
Equity income, net of tax				—

Net income				167
Net income attributable to noncontrolling interest				16

Net income attributable to Delphi Technologies				$151

	Powertrain Systems	PSS	Eliminations and Other	Total
	(in millions)
For the Six Months Ended June 30, 2016:
Adjusted operating income	$218	$43	$—	$261
Restructuring	(121)	(9)	—	(130)
Other acquisition and portfolio project costs	—	(2)	—	(2)
Asset impairments	(22)	—	—	(22)

Operating income	$75	$32	$—	107

Interest expense				(1)
Other income, net				3

Income before income taxes and equity income				109
Income tax expense				(13)
Equity income, net of tax				—

Net income				96
Net income attributable to noncontrolling interest				15

Net income attributable to Delphi Technologies				$81

15. OTHER INCOME, NET

Other income (expense), net included:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(in millions)
Interest income	$1	$—	$1	$—
Components of net periodic benefit cost other than service cost (Note 9)	(4)	—	(7)	1
Other	3	3	—	2

Other income (expense), net	$—	$3	$(6)	$3